Form 20-F
period 2009-12-31
China Networks International Holdings Ltd
filed 2010-06-30
CIK 1443979

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ___________ to ___________.

Commission file number: 001-34395

CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

 (Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

9 Dong San Huan Zhong Lu, Suite 1101
Chaoyang District, Beijing, 100020
People’s Republic of China
(86) 108591-1829

(Address of principal executive offices)

Clive Ng
27 Union Square West, Suite 501-502
New York, New York 10003
(212) 888-8890

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	None
Warrants to Purchase Ordinary Shares	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2009): 12,927,888 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer  ☐                                                                Accelerated Filer   ☐                                                      Non-Accelerated Filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒                                                      International Financial Reporting        ☐                                                   Other  ☐
                Standards as issued by the International
                Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

Annual Report on Form 20-F
 For the Fiscal Year Ended December 31, 2009

Page
PART I

PART II

PART III

Item 17.	Financial Statements	64
Item 18.	Financial Statements	64
Item 19.	Exhibits	64

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

•
“CNIH,” “we,” “us,” or “our,” and the “Company” are references to the combined business of China Networks International Holdings Ltd., a BVI company, and its consolidated subsidiaries and variable interest entities, including: China Networks, ANT, WFOE, Hetong, JV Ad Cos and JV Tech Cos;

•	“China Networks” are references to our wholly-owned subsidiary China Networks Media Ltd., a BVI company;

•	“ANT” are references to China Network’s wholly-owned subsidiary Advertising Networks Ltd., a Hong Kong company;

•	“WFOE” are references to ANT’s wholly-owned subsidiary Guangwang Tonghe Technology Consulting (Beijing) Co. Ltd., a PRC company;

•	“Hetong” are references to our variable interest entity, Beijing Guangwang Hetong Advertising & Media Co., Ltd., a PRC company;

•
“JV Ad Cos” are references to our variable interest entities, Kunming Kaishi Advertising Co., Ltd., a PRC company (“Kunming Ad Co.”), and Taiyuan Guangwang Hetong Advertising Co., Ltd., a PRC company (“Taiyuan Ad Co.”);

•
“JV Tech Cos” are references to ANT’s 50% owned subsidiaries Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., a PRC company (“Taiyuan JV”), and Kunming Taishi Information Cartoon Co., Ltd., a PRC company (“Kunming JV”);

•	“China” and “PRC,” are references to the People’s Republic of China;

•	“BVI,” are references to the British Virgin Islands;

•	“Hong Kong,” are references to the Hong Kong Special Administrative Region of China;

•	“RMB,” are references to Renminbi, the legal currency of China;

•	“U.S. dollars,” “$” and “US$,” are references to the legal currency of the United States; and

•	“Securities Act,” are references to the Securities Act of 1933, as amended, and references to “Exchange Act” are references to the Securities Exchange Act of 1934, as amended.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry.  When used in this annual report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements.  These statements reflect management’s current view concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: our potential inability to achieve similar growth in future periods as we did historically, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3, “Key information — Risk Factors” and elsewhere in this annual report.  Should any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in this annual report.

All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Selected Consolidated Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of income data for the Company’s fiscal years ended December 31, 2008, and 2009, and the selected consolidated balance sheet data as of December 31, 2008, and 2009, have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected statement of income data for the fiscal year ended December 31, 2007, 2006, 2005 and the balance sheet data as of December 31, 2007, 2006, 2005 have been derived from our combined financial statements of the Company’s operating entities-Kunming Television Station-Advertising Centre and Yellow River Television Station-Advertising Centre that are not included in this annual report.

The consolidated financial statements for the years ended December 31, 2008 and 2009 are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained elsewhere herein.  The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

(In thousands of U.S. Dollars, except number of shares and per share data)

	Fiscal Year Ended December 31,
	2005 (audited)		2006 (audited)		2007 (audited)		2008 (audited)	2009 (audited)
Statement of Income Data:
Net Revenue		$14,406,251		$14,861,899		$17,715,149	$4,344,012	$19,010,661
Operating income		11,104,918		9,786,820		12,429,677	129,072	9,756,277
Net income before income taxes and non-controlling interest		11,115,255		9,889,081		12,458,479	(2,771,982)	5,087,359
Net income before non-controlling interest		11,115,255		9,889,081		12,458,479	(3,409,673)	2,448,433
Net income		11,115,255		9,889,081		12,458,479	(4,537,064)	(1,672,454)
Weighted average ordinary shares		N/A		N/A		N/A	1,108,767	7,519,691
Weighted average number of diluted ordinary shares		N/A		N/A		N/A	1,108,767	7,519,691
Basic loss per share	$	N/A	$	N/A	$	N/A	$(4.09)	$(0.22)
Diluted loss per share	$	N/A	$	N/A	$	N/A	$(4.09)	$(0.22)

Balance Sheet Data:
Total current assets		$2,282,025		$2,428,815		$3,670,398	$16,827,967	$20,869,835
Total assets		2,282,025		2,428,815		3,670,398	46,269,330	52,019,042
Total current liabilities		2,141,950		2,177,276		2,995,317	45,384,962	53,110,643
Total liabilities		2,141,950		2,177,276		2,995,317	45,697,690	54,040,999
Non-controlling Interest		-		-		-	1,257,807	5,466,296
Shareholders’ equity		140,075		251,539		675,801	(686,165)	(7,724,653)

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our capital stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our business substantially depends on the television stations that we partner with.

Through our subsidiary, China Networks, we provide broadcast television services in the PRC, operating in partnership with two local state-owned enterprises in the cities of Kunming and Taiyuan which have been authorized by the PRC government to control the distribution of broadcast TV services (referred to herein as the “PRC TV Stations”).  We rely heavily on our access to advertising time slots on the PRC TV Stations to broadcast clients’ advertisements.  Any unfavorable change in the PRC TV Stations’ advertising model, any changes that adversely affect their market position or any limitation on our access to desired television advertising time slots would materially adversely affect our results of operations and financial position.

The PRC TV Stations are the sole television networks for which we currently sell advertising time and are owned by the Chinese government.  As a result, the PRC TV Stations enjoy certain favorable governmental support that might not be available to privately owned networks. For example, the government mandates that the PRC TV Stations be broadcast in their local regions.  The PRC TV Stations also face increasing competition from other regional and national television networks that strive to offer more attractive television programs to compete with the PRC TV Stations for television audiences. If the PRC TV Stations fail to compete successfully against these other networks, they may lose market share. Any changes that could potentially erode the PRC TV Stations’ market position, such as relaxation of media control by the government or inadequate response to competition from other networks by the PRC TV Stations, could in turn reduce the attractiveness of our advertising offerings and materially adversely affect our results of operations and financial position.

Television advertising in China faces significant competition from existing and new competitors, and if we do not compete successfully against them, we may lose market share and our profitability may be materially harmed.

The advertising industry in China is intensely competitive and highly fragmented.  We compete with other industry participants mainly on the basis of service quality, available advertising time slots, price, reputation and relationships with television networks. We face significant competition in selling advertising space to advertisers and our advertising agencies mainly from other media sales companies that have dedicated relationships to particular PRC TV Stations and/or companies that broker timeslots from those stations. At the national level, these include such companies as SinoMedia Holding Limited, Walk-on Advertising Co. Ltd., China Mass Media International Advertising Corporation and Charm Communication Group. At the local level, we compete with other local television stations in the region on the basis of desirability of time slots offered, television network coverage, service quality, brand name and pricing.

In addition, in securing further media resources through joint venture or other contractual relationships, we face competition from other media sales companies and/or advertising agencies who could become our competitors for media resources on other stations.  We also face competition from new entrants in the television advertising sector, including the wholly foreign-owned advertising companies that have been allowed to operate in China since December 2005, which exposes us to increased competition from advertising media companies with greater financial and other resources than us.

Television advertising in China competes against other forms of advertising media and advancing technology, and if we do not adapt successfully, we it may lose market share and our profitability may be materially harmed.

Television advertising, upon which we depend for our business, competes with other forms of advertising media for overall advertising spending, such as

•	radio,
•	newspapers,
•	magazines,
•	the Internet,
•	indoor or outdoor flat panel displays,
•	billboards and
•	public transport advertising.

According to AdAge.com (http://adage.com/globalnews/article?article_id=143159), TV advertising accounts for over 70% of ad spending in China, is likely to grow 16% this year, and online-media spending is forecast to grow 30%. In particular, the Internet is becoming increasingly popular as an alternative advertising medium among advertisers.

In addition, technology in television, video, data services and other media used in the entertainment industry is changing rapidly, and advances in technology have led to alternative methods of content delivery and storage, including in the case of cable television, a significantly expanded menu of channel offerings. Certain changes in the behavior of television viewers driven by these methods of delivery and storage could have a negative effect on television advertising revenues. For example, devices that enable users to view television programs on a time-delayed basis or allow them to fast-forward or skip advertisements may cause changes in consumer behavior that could adversely affect the advertising revenues of television networks and China Networks’ results of operations.

Advertising clients periodically review and change their advertising or marketing models and strategies, and if we fail to adapt quickly to such changes, we may be unable to attract advertisers and increase the demand for our services.

Advertising service contracts with clients are generally entered into on a short-term and non-exclusive basis. A client’s decision to place its advertisements with us is affected by a number of factors, including:

•	the desirability of time slots we offer on the relevant PRC TV Stations;
•	the extent of television network coverage provided;
•	the service packages and pricing structure offered; and
•	the client’s perception of the effectiveness and quality of our services.

If we fail to retain our existing clients or increase advertisers’ awareness and utilization of our services, or to formulate attractive service packages and pricing structures to attract new clients, demand for our services will not grow and may even decrease. Advertisers might be unwilling to seek time slots from us or to pay the levels of advertising fees we require to generate profits, which could materially and adversely affect our ability to increase revenues and profitability.

We have a very limited operating history, which may make it difficult for you to evaluate our business, financial performance and prospects.

In 2008, China Networks established certain equity joint ventures with PRC TV Stations through its wholly-owned Hong Kong subsidiary, ANT. ANT established Taiyuan JV with China Yellow River TV Station in Shanxi Province in June 2008, and ANT established Kunming JV with Kunming TV Station in Yunnan Province in July 2008.  The respective historical operating results of the Kunming and Taiyuan TV stations’ advertising operations may not provide a meaningful basis for evaluating our  business, financial performance and prospects, particularly in view of the fact that the networks comprising our operations have historically been operated independently.

We also face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. Some of these risks and uncertainties relate to our ability to:

•	develop new customers or new business from existing customers;
•	expand the technical sophistication of the products we offer;

•	respond effectively to competitive pressures; and
•	attract and retain qualified management and employees.

We cannot predict whether we will meet internal or external expectations regarding future performance. If we are not successful in addressing these risks and uncertainties, our business, operating results and financial condition may be materially adversely affected.

We may encounter difficulties in expanding into other regional television networks, which may materially and adversely affect our business, financial condition and results of operations.

One important element of our strategy is to expand our presence into other regional television networks. Implementation of this strategy will be subject to many risks, including, but not limited to, the following:

•	We have no track record in obtaining advertisement resources from other regional television networks;
•	There is expected to be intense competition from advertising companies that are already well-established in those markets;
•	We may not be able to accurately assess and adjust to the consumer tastes, preferences and demands in the relevant regional markets; and
•	We may not be able to generate enough revenue to offset our costs.

These and other risks may make our expansion into other regional television networks unsuccessful. In addition, implementing this strategy may require us to devote significant resources to promoting advertising time slots on such regional television networks, which may divert management’s attention from our existing business. If we are not successful in expanding into other regional television networks, our business, financial condition and results of operations may be materially and adversely affected.

We will need additional capital to fund the growth of our business and meet our existing financial obligations, and may not be able to secure needed capital on acceptable terms or at all.

Capital requirements are difficult to plan in the rapidly changing advertising industry.  We have significant outstanding obligations in relation to our partnerships in China.  We will require significant sums from our operations or third parties to meet these obligations, unless we are able to restructure some or all of our obligations on acceptable terms.  In addition, we will need additional capital to grow our business and expand our operations in China.  For example, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. Furthermore, if we incur more debt, we will be liable for increased debt service costs and might have to agree to operating and financing covenants that would restrict our operations and liquidity.

Our ability to obtain additional capital on commercially acceptable terms is subject to significant risks and uncertainties, including:

•	investors’ perception of, and demand for, our securities;
•	prevailing conditions in the global financial and capital markets in which we will seek to raise funds;
•	our future results of operations, financial condition and cash flows;
•	PRC governmental regulation of foreign investment in advertising companies in China;
•	PRC governmental policies relating to foreign exchange; and
•	economic, political and other conditions in China.

Any failure to raise additional funds when needed, or to restructure existing obligations, could limit our ability to expand or develop our operations to respond to market demand or competitive challenges.

Our business may be adversely affected by unforeseen events or natural disasters that are beyond our control, such as the 2008 earthquake in Sichuan Province, or the recent global financial crisis.

Our business may be adversely affected by certain events, natural disasters beyond our control, such as the magnitude 8.0 earthquake that struck Sichuan Province in May 2008, or the recent global financial crisis. Many television stations in China significantly changed their programming after the earthquake to broadcast developments and rescue operations relating to the earthquake. All television channels in China ceased to broadcast any advertisements during a three-day national mourning period from May 19, 2008 to May 21, 2008. Certain television advertisements with content that was deemed to be inappropriate for broadcast during coverage of this tragic event were suspended in May and June 2008. Such unforeseen natural disasters may adversely affect advertisement spending of our clients which in turn may adversely affect our sales and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We place advertisements provided by advertising clients on television. In doing so, we may employ information, software programs, technology or equipment supplied by other parties, to which such parties may not have intellectual property rights. Some of our existing contracts with advertising clients do not provide indemnity for any intellectual property infringement claims relating to the advertisements provided.  We cannot be certain that our operations or any aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property rights of others. If we are found to have violated the intellectual property rights of others, we:

•	may be subject to liability for infringement activities or may be prohibited from using such intellectual property;
•	may incur licensing fees or be forced to develop alternatives;
•	may incur significant expenses; and
•	may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits.

Successful infringement or licensing claims may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting the use of the intellectual property in question.

ANT is currently in default under its equity joint venture contract with Kunming TV Station, and, if an agreement is not reached to extend ANT’s payment obligations under such contract, Kunming JV may terminate, which may materially and adversely affect our business, financial condition and results of operation.

In May 2008, ANT entered into an Equity Joint Venture Contract Of Kunming Taishi Information Cartoon Co., Ltd. with Kunming TV Station, pursuant to which ANT was obligated to make a capital contribution in the amount of approximately $11 million to Kunming JV on July 17, 2009.  On January 28, 2010, ANT entered into a supplementary agreement with Kunming TV Station which extended the deadline for this payment to April 30, 2010.  Under the terms of the supplementary agreement, ANT was required to pay approximately $3.8 million within five days of signing the supplementary agreement with the balance of approximately $7.1 million due on or before April 30, 2010.  The supplementary agreement also provided for the payment by ANT to Kunming TV Station of a $10,000 late fee.  If ANT fails to make the capital contribution or to pay the late fee on time, then the joint venture agreement will automatically terminate, the advertising concession granted by Kunming TV Station to Kunming JV would be returned to Kunming TV Station, the assets of Kunming JV would be liquidated in accordance with the parties’ respective capital contributions through the date of liquidation and ANL would be subject to a penalty in the amount of 15% of all amounts then remaining unpaid.  A termination of Kunming JV, and any liability, if any, resulting from a breach of the supplementary agreement, may materially and adversely affect our business, financial condition and results of operation.  In addition, a termination could make it more difficult to obtain financing from other sources in the future.

On January 28, 2010, Kunming TV Station (KMTV) and ANT entered into a supplementary agreement (the “SA”) to resolve issues relating to ANT’s default. Below is a summary of the following key points under the SA:

1.    Pursuant to Article 1 of the SA, ANT shall pay KMTV US$10,000 as penalty within 5 business days of signing the SA for delaying the payment of the registered capital.

2.    Under Article 2 of the SA, ANT shall pay the remainder of the registered capital (i.e. USD equivalent to RMB 75mil) in 2 installments to KM EJV before April 30, 2010.

3.    In accordance with Article 4 of the SA, KM EJV shall pay the consideration specified under the Assets Transfer Agreement (signed with KMTV on August 11, 2008) within 5 business days after receiving the registered capital payments from ANT, until the consideration is paid in full.

To date, all other outstanding payments to be paid by ANT have been paid in full. KMTV and KM EJV have also confirmed such payments.

In addition, in connection with the offering, as discussed in the section "Recent Developments" below, on April 13, 2010 the remaining $17.17 million capital contribution due to Kunming JV was satisfied.

We depend on the services of key personnel, in particular Mr. Li Shuangqing, our chairman and chief executive officer, and our business and growth prospects may be severely disrupted if we lose his services.

Mr. Li Shuangqing, our chairman and chief executive officer, has led China Networks since its establishment. Our business and operations depend to a significant extent on his business vision, industry expertise, experience with business operations and management skills, as well as his relationships with television stations, many key clients and employees. We do not maintain key-man life insurance for Mr. Li Shuangqing.  If he becomes unable or unwilling to continue in his present position, it may not be possible to replace him in a timely manner or at all, which would have a material adverse effect on our business and growth prospects.

If we fail to maintain an effective and adequate sales and marketing team, our sales and revenues could materially decrease.

We depend on our sales personnel to increase advertisers’ awareness, acceptance and utilization of our services, which are crucial to our revenues, business and growth. We currently have 42 employees (7 for YR, and 35 for KM) directly engaged in sales. Consistent with the industry norm, we typically experience a high turnover rate among sales personnel, and there can be no assurance that our current sales personnel will remain effective or loyal.  We face intense competition for experienced sales personnel both from direct competitors and other advertising and media companies. Furthermore, we will need to continue expanding our sales force if our business continues to grow.  We may not be able to hire, retain, integrate or motivate an adequate number of qualified new sales personnel as we grow our business, which could disrupt our business and cause revenues to materially decrease.

Failure to comply with the U.S. Foreign Corrupt Practices Act and Chinese anti-corruption laws could subject us to penalties and other adverse consequences.

Our executive officers, employees and other agents may violate applicable law in connection with the marketing or sale of our products, including China’s anti-corruption laws and the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business.  In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls.  Foreign companies, including some that may compete with us, are not subject to these prohibitions, and therefore may have a competitive advantage over us.  The PRC also strictly prohibits bribery of government officials.  However, corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC.  While we intend to implement measures to ensure compliance with the FCPA and Chinese anti-corruption laws by all individuals involved with our company, our employees or other agents may engage in such conduct for which we might be held responsible.  If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.  In addition, our brand and reputation, our sales activities or the price of our ordinary shares could be adversely affected if we become the target of any negative publicity as a result of actions taken by our employees or other agents.

The independent auditor’s opinion on our financial statements includes an explanatory paragraph to their audit opinion stating that there are certain conditions that raise substantial doubt about our ability to continue as a going concern.

Our continued operations are contingent on our ability to raise additional capital and obtain financing and success in future operations. If we do not acquire sufficient additional funding or alternative sources of capital to meet our working capital, we may have to substantially curtail our operations and business plan. If we do not achieve sufficient revenues to meet our future obligations, we may seek to sell additional equity or debt securities or obtain a credit facility. We may be unable to obtain additional financing using any of these methods. These conditions raise substantial doubt about our ability to continue as a going concern. However, our financial statements do not include any adjustments that might result if we are unable to continue our business. The report of our independent auditors states that our incurrence of net loss, working capital deficit and dependence on borrowings from related parties raises substantial doubt about our ability to continue as a going concern. Until such time we receive additional debt or equity financing, there is a risk that our auditors will continue to include a going concern provision in their reports.

RISKS RELATED TO OUR CORPORATE STRUCTURE

China Networks exercises voting and economic control over Hetong pursuant to contractual agreements among the Hetong shareholders, the JV Tech Cos and ANT that may not be as effective as direct ownership.

As a result of the contractual agreements entered into between ANT and the shareholders of Hetong, ANT controls and is considered the primary beneficiary of Hetong, and is entitled to consolidate the financial results of Hetong, which includes Hetong’s 50% economic interest in the financial results of the JV Ad Cos. While the terms of these contractual agreements are designed to minimize the operational impact of governmental regulation of the media, cultural and telecommunications industries in the PRC, and provide ANT with voting control and the economic interests associated with the shareholders’ equity interest in Hetong, they are not accorded the same status at law as direct ownership of Hetong and may not be as effective in providing and maintaining control over Hetong as direct ownership. For example:

•	ANT may not be able to take control of Hetong upon the occurrence of certain events, such as the imposition of statutory liens, judgments, court orders, death or incapacity.

•
If the PRC government proposes new laws or amends current laws that are detrimental to the contractual agreements with Hetong, such changes may effectively eliminate our control over the Hetong and our ability to consolidate the JV Tech Cos and the JV Ad Cos.

•
If the shareholders of Hetong fail to perform as required under those contractual agreements, ANT will have to rely on the PRC legal system to enforce those agreements and there is no guarantee that it will be successful in an enforcement action.

Furthermore, if we or ANT were found to be in violation of any existing PRC laws or regulations, the relevant regulatory authorities would have broad discretion to deal with such violation, including, but not limited to the following:

•	levying fines;
•	confiscating income; and/or
•	requiring a restructuring of ownership or operations.

The agreements that establish the structure for operating our business may result in the relevant PRC government regulators revoking or refusing to renew JV Tech Cos respective operating permits.

JV Tech Cos obtained exclusive operating rights by entering into exclusive cooperation agreements with PRC TV Stations who are 100% owned by different levels of branches of the Chinese State Administration for Radio, Film and Television, or SARFT, in the Kunming and Taiyuan municipalities. The PRC TV Stations enjoy the right to provide broadcast television services in their territories. Any foreign-invested enterprise incorporated in the PRC is prohibited from conducting a business that involves the transmission of broadcast television or the provision of cable access services. Our contractual arrangements with Hetong and its shareholders provide us with the economic benefits of the JV Ad Cos. If SARFT determines that our control over Hetong, or relationship with the JV Ad Cos through those contractual arrangements, is contrary to their generally restrictive approach towards foreign participation in the PRC broadcast television industry, there can be no assurance that SARFT will not reconsider JV Ad Cos’ eligibility to hold exclusive rights to provide advertising services to PRC TV Stations. If that were to happen, we might have to discontinue all or a substantial portion of our business pending the approval of exclusive service and operating rights on the required operating permit held by PRC TV Stations. In addition, if we are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities, including the SARFT, would have broad discretion in dealing with such violation, including:

•	levying fines,
•	confiscating our income,
•	revoking the business licenses or operating licenses of our PRC affiliates and PRC TV Stations,
•	requiring us to restructure the relevant ownership structure or operations, and
•	requiring us to discontinue all or any portion of our operations.

Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

RISKS RELATED TO DOING BUSINESS IN CHINA

Changes in China's political or economic situation could harm us and our operating results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some of the things that could have this effect are:

•	Level of government involvement in the economy;
•	Control of foreign exchange;
•	Methods of allocating resources;
•	Balance of payments position;
•	International trade restrictions; and
•	International conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways. For example, state-owned enterprises still constitute a large portion of the Chinese economy and weak corporate governance and a lack of flexible currency exchange policy still prevail in China. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy was similar to those of the OECD member countries.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiaries in the PRC. Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. In addition, all of our executive officers and all of our directors are residents of China and not of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it could be difficult for investors to affect service of process in the United States or to enforce a judgment obtained in the United States against our Chinese operations and subsidiaries.

You may have difficulty enforcing judgments against us.

Most of our assets are located outside of the United States and most of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. Our counsel as to PRC law, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security or the public interest. So it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

We may become subject to government actions due to our advertising content, which may have a material adverse effect on our financial condition and results of operations.

PRC advertising laws and regulations require advertisers, advertising distributors and advertising service providers, such as us, to ensure that the content of the advertisements prepared or distributed are fair, accurate and in full compliance with applicable laws. Violation of these laws or regulations may result in penalties, including:

•	fines,
•	confiscation of advertising fees,
•	orders to cease disseminating the advertisements, and
•	orders to publish public announcements to correct the misleading information.

In circumstances involving serious violations, the PRC government may revoke a license to operate an advertising business. In addition, such noncompliance can constitute a violation of criminal law and criminal proceedings could be brought as a result.

Under the relevant PRC regulations, we are required to independently review and verify the content of a client’s advertisement for compliance and to confirm that any required government review has been performed and that all necessary approvals have been obtained. In addition, for advertising content related to certain types of products, such as tobacco, alcohol, cosmetics, pharmaceuticals and medical instruments, we are required to confirm that the advertisers have obtained requisite government approvals relating to their operations, including the advertisers’ operating qualifications and proofs of quality inspection. Under contracts with advertising clients, advertisers are responsible for obtaining any PRC government approvals or licenses required for their advertisements and providing us with proof of such approvals or licenses prior to our placing our clients’ advertisements. While we ensure advertising content is reviewed for compliance with relevant PRC laws and regulations, there can be no assurance that each advertisement placed is in compliance with the relevant PRC laws and regulations or that the supporting documentation and government approvals provided by advertising clients are true and complete. Any failure to conduct such review may subject us to governmental inspections or actions.

Governmental proceedings may harm our reputation and may divert significant amounts of management’s time and other resources. It may be difficult and expensive to defend against such proceedings. There can be no assurance that we would successfully defend such claims, and if we fail to do so we would have to bear the costs of all such actions as well as any fines imposed. In addition, some of our existing contracts with advertising clients do not provide us with any indemnity from our clients for claims relating to advertising content. As a result of the foregoing, any governmental proceedings brought could have a material adverse effect on our business, financial condition and results of operations.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 20.7% and as low as -2.2% . These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

The majority of our revenues will be settled in RMB and U.S. dollars, and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents, at those banks in China authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our ordinary shares will be indirectly affected by the foreign exchange rate between U.S. dollars and RMB and between those currencies and other currencies in which our sales may be denominated. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Restrictions under PRC law on our PRC subsidiaries' ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.

Substantially all of our revenues are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividend by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of our annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of our registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to distribute profits to us or otherwise materially adversely affect us.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75, which required PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an offshore special purpose company, or SPV, for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. Internal implementing guidelines issued by SAFE, which became public in June 2007 (known as Notice 106), expanded the reach of Circular 75 by (1) purporting to cover the establishment or acquisition of control by PRC residents of offshore entities which merely acquire "control" over domestic companies or assets, even in the absence of legal ownership; (2) adding requirements relating to the source of the PRC resident's funds used to establish or acquire the offshore entity; (3) covering the use of existing offshore entities for offshore financings; (4) purporting to cover situations in which an offshore SPV establishes a new subsidiary in China or acquires an unrelated company or unrelated assets in China; and (5) making the domestic affiliate of the SPV responsible for the accuracy of certain documents which must be filed in connection with any such registration, notably, the business plan which describes the overseas financing and the use of proceeds. Amendments to registrations made under Circular 75 are required in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations, and Notice 106 makes the offshore SPV jointly responsible for these filings. In the case of an SPV which was established, and which acquired a related domestic company or assets, before the implementation date of Circular 75, a retroactive SAFE registration was required to have been completed before March 31, 2006.  This date was subsequently extended indefinitely by Notice 106, which also required that the registrant establish that all foreign exchange transactions undertaken by the SPV and its affiliates were in compliance with applicable laws and regulations. Failure to comply with the requirements of Circular 75, as applied by SAFE in accordance with Notice 106, may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV's affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV, or from engaging in other transfers of funds into or out of China.

We have asked our shareholders, who are PRC residents as defined in Circular 75, to register with the relevant branch of SAFE, as currently required, in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiaries. However, we cannot provide any assurances that they can obtain the above SAFE registrations required by Circular 75 and Notice 106. Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 and Notice 106 by our PRC resident beneficial holders.

In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75 and Notice 106. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident shareholders to comply with Circular 75 and Notice 106, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

If the Ministry of Commerce, or MOFCOM, China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that MOFCOM and CSRC approval of our recent merger was required or if other regulatory obligations are imposed upon us, we may incur sanctions, penalties or additional costs which would damage our business

On August 8, 2006, six PRC regulatory agencies, including MOFCOM and the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rule, a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006.  Article 11 of the M&A Rule requires PRC companies, enterprises or natural persons to obtain MOFCOM approval in order to effectuate mergers or acquisitions between PRC companies and foreign companies legally established or controlled by such PRC companies, enterprises or natural persons.  Article 40 of the M&A Rule requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals should obtain the approval of the CSRC prior to the listing and trading of such offshore special purpose vehicle’s securities on an overseas stock exchange, especially in the event that the offshore special purpose vehicle acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies.  On September 21, 2006, the CSRC published on its official website procedures and filing requirements for offshore special purpose vehicles seeking CSRC approval of their overseas listings.

On June 25, 2009, we completed a merger transaction with Alyst Acquisition Corp., or Alyst, which resulted in our current ownership and corporate structure.  We believe that MOFCOM and CSRC approvals were not required for our merger transaction or for the listing and trading of our securities on a trading market because we are not an offshore special purpose vehicle that is directly or indirectly controlled by PRC companies or individuals.  Although the merger and acquisition regulations provide specific requirements and procedures, there are still many ambiguities in the meaning of many provisions.  Further regulations are anticipated in the future, but until there has been clarification either by pronouncements, regulation or practice, there is some uncertainty in the scope of the regulations and the regulators have wide latitude in the enforcement of the regulations and approval of transactions.  If the MOFCOM, CSRC or another PRC regulatory agency subsequently determines that the MOFCOM and CSRC approvals were required, we may face sanctions by the MOFCOM, CSRC or another PRC regulatory agency.  If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, restrict or prohibit payment or remittance of dividends paid by our PRC subsidiaries, or take other actions that could damage our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities.

The M&A Rule establishes more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rule establishes additional procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction and in some situations, require approval of the MOFCOM when a foreign investor takes control of a Chinese domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. The M&A Rule also requires MOFCOM anti-trust review of any change-of-control transactions involving certain types of foreign acquirers. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The implementation of the new PRC employment contract law and increases in the labor costs in China may hurt our business and profitability.

A new employment contract law became effective on January 1, 2008 in China. It imposes more stringent requirements on employers in relation to entry into fixed-term employment contracts, recruitment of temporary employees and dismissal of employees. In addition, under the newly promulgated Regulations on Paid Annual Leave for Employees, which also became effective on January 1, 2008, employees who have worked continuously for more than one year are entitled to paid vacation ranging from 5 to 15 days, depending on the length of the employee’s service. Employees who waive such vacation entitlements at the request of the employer will be compensated for three times their normal daily salaries for each vacation day so waived. As a result of the new law and regulations, our labor costs may increase. There is no assurance that disputes, work stoppages or strikes will not arise in the future. Increases in the labor costs or future disputes with our employees could damage our business, financial condition or operating results.

Under the Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed a new Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation non-Chinese enterprise or group controlled offshore entities. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise incorporated by a Chinese natural person. Nor are detailed measures on imposition of tax from non-domestically incorporated resident enterprises are available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

We may be deemed to be a resident enterprise by Chinese tax authorities. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on financing proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares. We are actively monitoring the possibility of “resident enterprise” treatment for the 2010 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

RISKS RELATED TO THE MARKET FOR OUR ORDINARY SHARES GENERALLY

The market price of our ordinary shares is volatile, leading to the possibility of its value being depressed at a time when you may want to sell your holdings.

The market price of our ordinary shares is volatile, and this volatility may continue.  Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly.  In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for specific business reasons.  Factors such as variations in our revenues, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our products could cause the market price for our shares to change substantially.

Securities class action litigation is often instituted against companies following periods of volatility in their stock price.  This type of litigation could result in substantial costs to us and divert our management’s attention and resources.

Moreover, the trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about us or our business.  If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline.  If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price for our ordinary shares or trading volume to decline.

Furthermore, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies.  These market fluctuations may adversely affect the price of our ordinary shares and other interests in our company at a time when you want to sell your interest in us.

Our ordinary shares are quoted on the OTC Bulletin Board which may have an unfavorable impact on our stock price and liquidity.

Our ordinary shares are quoted on the OTC Bulletin Board. The OTC Bulletin Board is a significantly more limited market than the New York Stock Exchange or Nasdaq system.  The quotation of our shares on the OTC Bulletin Board may result in a less liquid market available for existing and potential shareholders to trade shares of our ordinary shares, could depress the trading price of our ordinary shares and could have a long-term adverse impact on our ability to raise capital in the future.

Future sales or perceived sales of our ordinary shares could depress our stock price.

A substantial number of shares of our ordinary shares held by our current shareholders are freely tradable.  If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, the market price of our ordinary shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short the ordinary shares, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of our ordinary shares for sale to increase, our ordinary shares market price would likely further decline.

We do not intend to pay dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our ordinary shares. Accordingly, investors must be prepared to rely on sales of their ordinary shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our ordinary shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

We may choose to redeem outstanding warrants at a time that is disadvantageous to the warrant holders.

Subject to there being a current prospectus under the Securities Act, we may redeem all of our currently outstanding warrants at any time after they become exercisable at a price of $.01 per warrant, upon a minimum of 30 days prior written notice of redemption, if and only if, the last sale price of our ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption. Calling all of such warrants for redemption could force the warrant holders to:

•	exercise the warrants and pay the exercise price for such warrants at a time when it may be disadvantageous for the holders to do so;

•	sell the warrants at the then current market price when they might otherwise wish to hold the warrants; or

•	accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

We are a “foreign private issuer,” and have disclosure obligations that are different than those of U.S. domestic reporting companies so you should not expect to receive the same information about us at the same time as a U.S. domestic reporting company may provide.

We are a foreign private issuer and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required by the SEC or the federal securities laws to issue quarterly reports or proxy statements with the SEC.  Through the fiscal year ending December 31, 2010, we are allowed six months to file our annual report with the SEC and thereafter must file our annual report within four months of our fiscal year end.  We are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act.  As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5.  Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations and financial condition.

You may have difficulty enforcing judgments obtained against us.

We are a BVI company and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in the PRC.  In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons.  It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States and whose assets are located in significant part outside of the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.  In addition, it is uncertain whether such British Virgin Islands or PRC courts would be competent to hear original actions brought in the British Virgin Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Because we are incorporated under the laws of the BVI, it may be more difficult for our shareholders to protect their rights than it would be for a shareholder of a corporation incorporated in another jurisdiction.

Our corporate affairs are governed by our memorandum and articles of Association and by the BVI Companies Act, 2004 (as amended) of the BVI. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders differ from those that would apply if we were incorporated in the United States or another jurisdiction.  The rights of shareholders under BVI law are not as clearly established as are the rights of shareholders in many other jurisdictions.  Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in US jurisdictions.  In addition, the circumstances in which a shareholder of a BVI company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the US.  Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most US jurisdictions.  The directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, merger or consolidation, the sale of any assets, property, part of the business, or securities of the corporation.  The ability of our board of directors to create new classes or series of shares and the rights attached by amending our memorandum of association and articles of association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. shareholders.

We do not currently expect to be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our tax year ending December 31, 2010.  However, the PFIC test is an annual test that, as discussed below, depends upon the composition of our gross income for the year and the percentage, based on a quarterly average for the year, of our gross assets that constitutes “passive” assets.  Accordingly, it is not possible to determine whether we will not be classified as a PFIC for our tax year ending December 31, 2010 until after the year has ended.  In addition, even if we are not classified as a PFIC for our taxable year ending December 31, 2010, because the PFIC test is annual, we cannot assure you that we will not be a PFIC for any following tax year.  A non-U.S. corporation will be classified as a PFIC for the taxable year if (i) at least 75% of its gross income is passive income for such year or (ii) at least 50% of the fair market value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income.  The fair market value of our assets may be determined to a large extent by the market price of our ordinary shares, which may fluctuate.  Furthermore, how we spend as well as how quickly we spend the proceeds from offerings will affect the composition of our income and assets.  If we are treated as a PFIC for any tax year during which U.S. shareholders hold ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. holders.  See Item 10, “Additional Information — Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company Rules.”

ITEM 4.    INFORMATION ON THE COMPANY

History and Development of the Company

We were incorporated in Delaware on August 16, 2006 as Alyst Acquisition Corp. in order to serve as a vehicle for the acquisition of an operating business in any industry, with a focus on the telecommunications industry, through a merger, capital stock exchange, asset acquisition or other similar business combination.  Our initial shareholders purchased 1,750,000 shares of common stock, par value $0.0001 per share in a private placement.  On July 5, 2007, Alyst consummated its initial public offering, or IPO, of 8,044,400 of its units, or Units.  Each Unit consisted of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $5.00 per share.  Simultaneously with the consummation of the IPO, Alyst (i) consummated a private placement of 1,820,000 warrants to the original sponsors, officers and directors, and certain of their affiliates of Alyst, each warrant entitled upon exercise to one share of Common Stock at an exercise price of $5.00 per share, and (ii) issued to the representatives of the underwriters in the IPO an option to purchase 300,000 of its units, or the UPO, at an exercise price of $10.00 per unit.  The units issuable upon exercise of the UPO were identical to the Units, except that the exercise price of the underlying warrants is $7.50 per share.

On June 25, 2009, we completed a business combination pursuant to which Alyst merged with and into CNIH, its wholly-owned subsidiary, to effect its redomestication to the British Virgin Islands.  On June 26, 2009, China Networks Merger Co., Ltd., our wholly-owned British Virgin Islands subsidiary, merged with and into China Networks, resulting in China Networks becoming our wholly-owned subsidiary.  We refer to the foregoing transactions herein as the Business Combination, and the merger agreement pursuant to which the Business Combination was consummated as the Merger Agreement.  CNIH and its subsidiary, China Networks, are the surviving entities of the Business Combination.

Upon consummation of the Business Combination, CNIH had outstanding 12,927,888 ordinary shares, par value $0.0001 per share, 9,864,400 warrants, and the UPO for 300,000 units, each unit containing one ordinary share and one warrant.

As of the effective time of the Business Combination, there were 8,044,400 public warrants outstanding.  Each warrant entitles the holder to purchase one ordinary share. In order to obtain the shares, the holders of the warrants must pay an exercise price of $5.00 per share. The warrants are exercisable and will expire on June 28, 2011, unless earlier redeemed.  We may redeem the warrants at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption if, and only if, the last sale price of our ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption.

The 1,820,000 insider warrants outstanding at the effective time of the Business Combination became exercisable into ordinary shares after September 27, 2009, the date that is 90 days after consummation of the Business Combination.  The insider warrants have terms and provisions that are identical to the public warrants, except that they may be exercised on a cashless basis if the warrants are redeemed at our option under the same conditions applicable to the public warrant holders and, at such time, are held by the initial holders.

In connection with the consummation of the Business Combination: (i) the former class A preferred shareholders of China Networks received one ordinary share of CNIH for each class A preferred share of China Networks for an aggregate of 980,000 ordinary shares; and (ii) the representatives of the underwriters in Alyst’s IPO received an aggregate of 253,488 ordinary shares in lieu of payment of certain fees.  The 1,750,000 ordinary shares held by the former Alyst insiders are subject to a stock escrow agreement entered into at the time of issuance in 2006 and, unless such restrictions are modified or waived, such shares are not transferrable until the earlier or June 19, 2010, the date that is 12 months following the consummation of the Business Combination, or the consummation of a merger, business combination, liquidation or similar transaction (subsequent to the Business Combination) which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Business Overview

General

Through China Networks, we provide broadcast television advertising services in the PRC, operating joint-venture partnerships with PRC TV Stations in regional areas of the country.  We manage these regional businesses through a series of joint ventures and contractual arrangements to sell broadcast television advertising time slots and so-called “soft” advertising opportunities to local advertisers directly and through advertising agencies and brokers.  We also assist PRC TV Stations in selling advertising time slots and “soft” advertising opportunities to national advertisers, specifically by offering multi-region campaigns to maximize value and cut costs these national advertisers would otherwise face when dealing with individual stations on a station-by-station basis.  We also provide advisory services to the PRC TV Stations to help optimize the impact that their program scheduling and content has on their key advertising demographics.  We believe that our distinctive business model positions us to become one of the leading companies with a growing network of regional television advertising operations in the PRC.

Our strategy is to replicate this operating partnership model and seek other such JV partnership opportunities in other regions in the PRC and then introduce operating efficiencies and increase service offerings across our network of local joint venture companies, or Local JV Cos. These efficiencies are expected to include reducing the costs associated with advertising delivery and designing more effective incentive structures to drive sales. In addition, we are considering establishing strategic relationships with advertising agencies with an objective of exploiting unsold advertising inventory.

Our Industry

According to new forecasts by ZenithOptimedia and Carat, China's ad market will grow by 12.1% this year (ZenithOptimedia) or up to 16% (Carat). Previously, ZenithOptimedia was predicting 9.5% growth in ad spending this year in China, and Carat expected 9%. According to ZenithOptimedia, China will jump from the fourth-largest ad market in the world in 2009 to the third largest in 2011, overtaking Germany and lagging only the U.S. and Japan. Advertisers are accelerating efforts to grow sales beyond China's first- and second-tier cities into less-developed markets, and that expansion into lower-tier cities requires greater media investment. According to AdAge.com, Television, which accounts for over 70% of ad spending in China, is expected to grow approximately 16% this year, and online-media spending is expected to grow approximately 30%.

China’s Advertising Spending by Category ($ million)

	2007	2008	2009	2010E	2011E	2012E
TV	6,115	7,217	7,939	9,209	10,314	11,448
Newspapers & Magazines	4,637	4,931	4,833	4,688	44,53	4,186
Radio	904	984	1,062	1,136	1,205	1,289
Outdoor	2,818	2,557	2,711	2,982	3,310	3,674
Internet	1,759	2,726	3,271	4,252	6,328	9,544
Cinema	28	34	38	42	27	54
Magazines	381	446	437	445	464	487
Total	16,642	18,895	20,291	22,755	26,120	30,682

Source: Advertising Expenditure Forecasts (2010.03), ZenithOptimedia p. 51

In the television advertising sector, China has not demonstrated the same weaknesses currently affecting the United States and Western Europe, namely the trends towards personal video recorders and other time-shifting devices, migration of viewers from premium mass-audience channels to cheaper specialist channels and competition from the internet. As a result, China’s television advertising industry has grown rapidly in recent years and now comprises over 70.0% of the total advertising market, representing approximately $58 billion in 2009, according to 2009 CTR Market Intelligence. China’s television advertising market has developed significantly over the last decade, and is expected to continue to grow in the coming years.

We expect to benefit from the following trends underlying the PRC TV advertising industry:

•
According to the PRC National Statistics Bureau, household consumption reaching RMB 12.5 trillion in 2009.  This underlying dramatic expansion in consumption is expected to continue to drive growth in the advertising industry.

•
Notwithstanding this rapid recent growth, advertising spending per capita and spending as percentage of gross domestic product in China are still much lower than other countries, representing significant opportunity for further growth.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our strong market position and will enable us to continue to improve our profitability and cash flow:

•
Advantageous joint-venture relationship structure.  The long-term nature of the exclusive joint-venture contracts (typically 20-30 years) that we have established with the PRC TV Stations is unique in the market and compares favorably with other operating structures in that it aligns the incentives of the joint-venture partners around ensuring that a sustainable business is created that generates significant advertising revenue. This revenue is expected to be maximized through, on our part, the efficient management of the operation of the advertising sales force, and on the part of the PRC TV Stations, the continued delivery of a high-quality schedule of programming that is attractive to audiences.

•
Network business model. Our business model is also distinctive and robust as there are significant benefits that accrue from the collaborative association of multiple regional TV stations operations – essentially, the beneficial network effects of operating a number of TV advertising businesses. These benefits include factors such as ability to share certain costs, most importantly increased effectiveness in selling to national advertisers, and also across the many businesses a certain portfolio effect is created that insulates the overall business from volatility in any one market/subsidiary operation. These network effects are expected to increase as we expands our partnership arrangements.

•
Opportunity to grow and scale the business and embark on more partnerships.  We have a strong opportunity to grow our network by investing in further partnerships in additional territories, and in addition, have a rich set of growth options including expanding the relationships with our partner stations to include provision of additional services. The highly fragmented nature of the TV industry in China creates significant demand for the expansion of the scale and scope of the joint-venture relationships we can build with TV stations across the country.

•
Seasoned Management. We have attracted a highly-experienced team with solid experience and proven track record in the TV and advertising industry in China and internationally, as well as established relationships with national and local governments, led by our CEO and Co-Chairman, Li Shuangqing, who has specific experience of establishing and building a network of advertising sales agencies handling the business of multiple regional television stations across China. This directly relevant experience is matched among the key senior managers –Guan Yong (VP Business Development) and Liu Rui (Head of Media Planning) – who not only have significant industry experience individually, but also have considerable experience working together as a team over many years with Mr. Li.

Our Growth Strategy

We are committed to enhancing our sales, profitability and cash flows through the following strategies:

•
Improve core business profitability in the Local JV Cos.  In order to maximize advertising sales and the effectiveness of its operations, we are in the process of implementing new incentive structures, bringing in new talent and senior managers, and significantly enhancing the skill base of the sales force in Kunming and Taiyuan through training and development programs. In addition, we are exploring ways of reducing the costs of advertising delivery – including by utilizing new storage/transmission technologies and exploiting economies of scale – as well as leveraging our network to offer advantageous pricing for advertising customers.

•
Expanded offering across the network of partner stations.  Through our consulting work for PRC TV Stations, we go beyond the typical means of serving advertisers and seek to improve the quality of the programming offering and of the advertiser’s on-air promotion strategy, including by utilizing research aimed at better understanding the demographics of the audience. This may also include coordinating the acquisition of quality programming across the PRC TV Stations in our network and advising on the exploitation and promotion of successful programming produced by the local TV stations into the national TV market, and across other media platforms. By offering a higher level of value-added services to local advertisers, including media planning and creative services, we expect to increase the volume and level of local advertiser spending and may work with PRC TV Stations to develop new offerings, such as Home Shopping, on our existing channels.

•
Expand the network to include more TV station partners.  We are actively continuing to seek new opportunities to form partnerships with additional PRC TV Stations in other regions across China using the template operating and regulatory structure established with Kunming and Taiyuan.  We are also considering establishing relationships with advertising agencies to exploit unsold ad inventory.

Television Advertising Products and Services

The China television industry has grown rapidly in recent years. According to 2009 Statistics Bulletin of the National Economic and Social Development of the People's Republic of China, the total number of available television stations increased considerably to 2,403 in 2008 from 835 in 1995, and volume of television programming increased to 2,641,900 hours in 2008 from 383,513 hours in 1995.

These channels historically operated on a four-level system established by the PRC government in 1983: central (two stations), provincial (76 stations), city (264 stations) and county (1,935 stations). As a result of the promulgation of Document No. 82 in 1999, the last category of stations – which were effectively only re-broadcasting programs from the other three levels of stations as they had no means of producing their own programming – was merged with the other three levels of stations in their regions, resulting in the current three-level system, which closely mirrors the structure of the PRC government. In 2001, the three-level system was expanded to include cable television operators and the stations also began to acquire satellite TV operations, beginning with Shenzhen City TV in 2004.

The three current levels are as follows:

•	Central Level (2) – The central level has two channels, CCTV and CETV, which broadcast 16 channels nationally.

•
Province Level (76) – The province level has 27 province stations with satellite channels that can be rebroadcast in other regions.  The province level also includes 45 education TV stations and the 4 major municipalities – Beijing, Shanghai, Tianjin and Chongqing – that have satellite channels.

•
City Level (264) – At the city level, most of the channels are broadcast only in the city areas.  However, some, such as Shenzhen and Harbin, provide a broader provincial footprint and/or have satellite channels.

Our focus is, in general, on partnering with city TV stations.  These PRC TV Stations then agree to, effectively, have us run the advertising operations formerly managed directly by the PRC TV Stations.  By operating the JV Tech Cos on behalf of the PRC TV Stations, we believe that we brings our experience in commercial best-practices to bear and provide centralized coordination and sales force services for reaching national advertisers to local advertising markets. Through our demographic reach and network of affiliations, we are able to maximize the value of the advertising time-slots on the stations we serve and offer a compelling value proposition to PRC TV Stations, which are in themselves profitable and thriving businesses.

Kunming

Kunming is a prefecture-level city and the capital of Yunnan province, located in southwestern China. It is the political, economic, communications and cultural center of Yunnan.  In 2009, the gross domestic product, or GDP, of Kunming was RMB 180.9 billion and the GDP per capita was RMB 28,894. As of December 31, 2009, the population was 6.28 million, with urban residents constituting 61.0% of the population.

The Kunming Television Station was originally established in March 1985 and, in July 2001, merged with the Kunming Cable Television station to form the new Kunming Television Station. Kunming TV has six television channels covering five districts, eight counties and one city, in Kunming, with a combined population of approximately 6.3 million. Kunming TV’s six channels are comprised of: General Channel, Living Channel, Entertainment Channel, Economic Channel, Movies Channel and News Channel, collectively offering more than 130 hours per day of programming including drama, documentary, news and entertainment of which Kunming TV produces 7 programming hours per day in-house. The General Channel and the Movies Channel are broadcast through terrestrial and cable dual launches, while the other four channels are broadcast through cable transmission. The Kunming TV Station has comparatively higher audience ratings and markets shares in the Kunming city area. Kunming TV’s General Channel was ranked ninth in audience ratings in the Kunming city area in 2009. Collectively, Kunming TV’s channels generated advertising sales revenues of approximately $14.8 million in 2009 and net income of approximately $7.2 million. Kunming TV sells advertising on all six of Kunming TV’s channels.

Top 10 TV Channels by Average Ratings in Kunming (2009)

Ranking	Channel	Rating (%)	Share (%)
1	Yunnan TV City Channel (TV2)	1.28	10.55
2	CCTV General Channel	0.90	7.43
3	Hunan Satellite Channel	0.61	5.0

4	CCTV-8	0.60	4.9
5	CCTV-6	0.59	4.9
6	CCTV-3	0.55	4.5
7	Yunnan TV Satellite Channel (TV1)	0.50	4.1
8	Yunnan TV Movies Channel (TV5)	0.46	3.8
9	Kunming TV General Channel	0.45	3.7
10	CCTV-4	0.33	2.7
Source: CSM Television Audience Rating

Following is a brief description of Kunming TV’s channels:

•
General Channel. The General Channel offers many regional current affairs programming, such as local community news and discussion on hot topics, which attracts a large audience. It also offers three prime-time drama series, which attract a large audience. We believe that more than 80% of the viewers who watch the General Channel are between 15-54 years old, with male viewers accounting for 54% of the viewers. We also believe that the percentage of the public officers who view the channel constitute 24.4% of the viewers. The cadre, management level personnel, personnel at private enterprises, public officers, students and retirees constitute a majority of the channel’s viewers. We believe that viewers with incomes of more than RMB 600 account for 65% of the viewers and viewers with incomes between RMB 2,001 and RMB 2,300 account for viewership as high as 63.9%.

•
Living Channel. The Living Channel, with its focus on, among other things, fashion, lifestyle, traveling and cooking, targets an audience mainly comprised of young viewers who enjoy the new and modern lifestyle. The Living Channel has the largest number of young viewers between 18 to 35 years old in the Kunming area.

•
Entertainment Channel. The Entertainment Channel broadcasts distinctive TV dramas, which appeal to a wide audience.  It broadcasts 13 classic drama series daily, which many married women who stay at home enjoy.

•
Economic Channel. The Economic Channel broadcasts a combination of discovery and science programs, money management programs, and movies and drama series during the day, which appeals to a wide audience. In addition, this channel has created a home shopping forum.

•
Movies Channel. The Movies Channel has ranked at the top, as compared to other Kunming channels in the Kunming area for many years. This channel is known for its self-produced local dialect drama series, “My Theater,” which has had one of the top ratings continuously for many years in the Kunming area. In addition, “Dawn Theater”, “Action Theater”, “Your Family My Family”, “Overseas Theater” and other programs appeal to all family members.

•
News Channel. The News Channel offers news programs which are linked together as a series. Program content are supplementary and compatible with each other in order to attract audiences to continuously watch the news programs and to reduce the possibility of viewers changing channels. Such arrangements have provided effective advertisement delivery among programs. We believe that the viewers who watch the News Channel are primarily comprised of males, between 15-54 years old.

In 2009, the percentages of revenue from advertising agencies and direct clients were as follows:

Channel	Source	Percentage of Revenue (%)
General Channel	Advertising Agency	98.33
	Direct Client	1.67
Living Channel	Advertising Agency	87.79
	Direct Client	12.21
Entertainment Channel	Advertising Agency	99.96
	Direct Client	0.04
Economic Channel	Advertising Agency	46.68
	Direct Client	53.32
Movies Channel	Advertising Agency	91.68
	Direct Client	8.32
News Channel	Advertising Agency	95.38
	Direct Client	4.62
Source: Kunming TV Station Management Data, 2009

The table below describes the broadcast characteristics of the six Kunming TV channels:

Channel	Broadcasting time of program (Daily)	Broadcasting time of advertisement (Daily)
General Channel	21 hrs 2 minutes	4 hrs 22 minutes
Living Channel	19 hrs 59 minutes	4 hrs 55 minutes
Entertainment Channel	19 hrs 58 minutes	4 hrs 41 minutes
Economic Channel	19 hrs 20 minutes	3 hrs 05 minutes
Movies Channel	24 hrs	5 hrs 11 minutes
News Channel	22 hrs 31 minutes	4 hrs 17 minutes
Source: Kunming TV Station Management Data, 2009

Yellow River - Taiyuan City

Taiyuan is a prefecture-level city and the capital of Shanxi province, China. In 2009, the GDP in Taiyuan was RMB 154.52 billion, and the GDP per capita was RMB 44,319. As of December 31, 2009, the population was 3.50 million, with urban residents constituting 82.2% of the population.

China Yellow River TV Station was established and officially approved by the State Council Information Office and the Ministry of the Radio, Film and TV in 1991. Yellow River TV Station is a professional radio and television broadcast organization which is run by the Radio and Television Bureau of Shanxi Province.  Its operation principle is to disseminate Chinese culture, introduce China to the world and facilitate China’s understanding of the world.  It has one TV Channel and one radio channel: Minsheng TV Channel and Art and Entertainment Radio Station.  Minsheng TV Channel reaches a population of approximately 30 million across Shanxi province, and its sister radio stations, Art and Entertainment Radio, reaches an approximately 23 million people. The Minsheng TV Channel is a general entertainment television channel offering a wide range of content.  The channel broadcasts programs 20 hours per day, of which it produces 2.5 hours per day in-house.  It is the only provincial terrestrial TV station, two-way cable channel covering the ground.  Its programs cover the entire Shanxi province and neighboring area, including Inner Mongolia, Shanxi, Henan and parts of Hebei, with more than 30 million potential viewers. Collectively, the Yellow River television and radio stations generated advertising sales revenues of $4.2 million in 2009 and net income of $1.6 million, of which approximately 15% of its revenues were generated from its radio channel. Yellow River TV Station sells advertising on the Minsheng TV and Art and Entertainment Radio Station.

Minsheng TV Channel

With the channel’s desire to focus on current events and politics, its program ratings have increased, and it has increased social influence and public credibility. This channel has won the highest audience rating in ground-level television, the largest number of award-winning programs, the highest-level awards, and has become the best income-generating economic channel in Shanxi province.

Art and Entertainment Radio Station

The Arts and Entertainment Radio Station was established in April 1995.  It is a general entertainment radio station offering a wide range of programs, including news, music and comedy, and is the only professional arts FM stereo radio in Shanxi province.  It draws strength from different areas, imports a number of outstanding programs from radio stations abroad, and creates programming that combine local characteristics with international trends.   It keeps the highest listening rate and daily reach rate in Shanxi province.  In 2005, it became the first broadcast medium to achieve a simultaneous live broadcast online across the province.

In 2009, the percentage of revenue from advertising agencies and direct clients were as follows:

Channel	Source	Percentage of Revenue (%)
Minsheng TV Channel	Advertising Agency	50.74
	Direct Client	49.04
Arts and Entertainment Radio Station	Advertising Agency	27.66
	Direct Client	72.34

The broadcast characteristics of the Minsheng TV Channel and FM Station are as follows:

Channel	Broadcasting time of program (Daily)	Broadcasting time of advertisement (Daily)
Minsheng TV Channel	20 hours 10 minutes	3 hours 32 minutes
Arts and Entertainment Radio	24 hours	3 hours 50 minutes
Source: China Yellow River TV Station Management Data, 2009

Media Sales

We provide media sales services to our clients by providing them with on-air advertising opportunities that may take the form of direct advertising time slots (i.e., “commercials”) or “soft” advertising opportunities, such as in-program product placement and program sponsorship rights. Through JV Tech Cos, we provide services to “national advertisers,” which we consider to be those advertisers who seek advertising opportunities across multiple geographies in China, and to “local advertisers,” which we consider to be advertisers who seek advertising coverage in one limited geographic area. We service our national advertisers through our National Client Service Center, which we maintain in our principal office in Beijing.

A typical campaign for a national advertiser begins with a meeting between our national sales personnel and the potential advertiser or its agency to learn more about the potential client’s business and its advertising goals. We then propose a media plan that includes our recommendations for specific television channels and time slots on which to place advertisements, and typically also includes proposals for utilization of soft advertising opportunities.

Our national advertisers or their agencies purchase advertising time slots or “soft” advertising opportunities directly from the Local JV Cos. Once the client approves the advertising plan or “soft” advertising concept, our National Client Service Center team negotiates the contract for the ad to appear on the particular national channel. Typically, our National Client Service Center then enters into a “back-to-back contract” with the Local JV Cos team selling local advertising space and retains a commission for its services. The National Client Service Center team will coordinate with the Local JV Cos’ local operations teams to ensure that handling, review, approval and broadcast of the relevant advertising complies with the contract, as well as help the client prepare and collect the relevant legal documents, business licenses and trademark certificates that PRC TV Stations require to run an advertisement. We then follow up the national broadcast with an individualized report to the client analyzing and evaluating the effectiveness of the advertisement. The individualized report is not a part of the sales contract. The individualized report is a value-added service provided to the advertiser in addition to the broadcast of the advertisement. The effectiveness of a national advertising client’s advertisement is measured by the audience rating of the time-slot, in which the specific advertisement was broadcast. The audience rating data is provided by a mutually agreed third-party independent marketing intelligence company, such CSM Media Research. The audience rating is not subject to concurrence of or approval by the advertiser. We do not have any substantive performance or financial obligation when the advertisement is deemed ineffective. An advertiser is not entitled to a full or partial refund or to reject (and does not have a right to a refund or to reject) the services performed to date.

Sales to local advertisers are handled in a similar fashion, although the local team typically does not liaise with the National Client Service Center team and the National Client Service Center team would not generate a report analyzing the local advertisement’s effectiveness in the local market. To date, the National Client Service Centers have not derived any income independent of the JV Cos.

Significant Customers

For the year ended December 31, 2009, two customers of Kunming JV accounted for approximately 40% of our revenues, as set out in the table below:

Customer	Contribution to Net Revenue	Percent of Net Revenue
Kunming Fengyun Advertisement Ltd	$4,467,505	23.5%
Yunnan Hua Nian Advertisement Ltd	$3,079,727	16.2%

Each of these customers is an advertising agency of Kunming JV. Kunming Fengyun Advertisement Ltd focuses on the local real estate market and Yunan Hua Nian Advertisement Ltd focuses on the pharmaceutical industry. Additional advertising is purchased within the specific market focus for the agency’s clients, subject to available time slots, within agreed price ranges and base amount. Contracts are subject to renewal annually and contain minimum amounts of advertising time which the agencies must purchase.

Competition

The television advertising industry in China is intensely competitive and highly fragmented. We find that to successfully compete with other industry participants we rely heavily on our management and advertising sales teams to maintain an inventory of advertising time slots available for purchase, sustain competitive prices, uphold our strategic relationships with television networks and maintain our reputation within the industry. We face significant competition in selling advertising space to advertisers and their advertising agencies, both on the national and local levels.  Our primary competitors are other media sales companies that have dedicated relationships to particular television stations and/or companies that broker timeslots from those stations. At the national level, these include such companies such as SinoMedia Holding Limited, China Mass Media International Advertising Corporation, .Major local competitors are other local TV stations, such as Yunnan TV station and Shanxi TV station.  Local level competitors compete with us for advertising sales revenue based on the desirability of time slots we offer, the television network coverage PRC TV Stations provide, the quality of services we provide our clients, and our prices. Additionally, television as an advertising medium competes with other forms of advertising media, such as radio, newspapers, magazines, the Internet, indoor or outdoor flat panel displays, billboards and public transport advertising, for overall advertising spending.  As providers of broadcast television advertising, we necessarily compete with providers of advertising over such other media for advertising revenue.

To the extent that existing local advertising sales competitors try to expand their relationships with local broadcast television providers, they also pose a threat to our ability to create new joint venture relationships with additional local broadcast television stations. We also face competition from new entrants in the television advertising sector, including the wholly-owned foreign advertising companies that have been allowed to operate in China since December 2005. These foreign entities expose us to increased competition from international advertising media companies that may have greater financial resources or more advantageous professional connections than we do.

Regulation

China’s advertising industry is highly regulated by numerous PRC regulatory authorities. Under the direct legal authority of the State Council, the State Administration for Industry and Commerce, or SAIC, is the primary regulator of advertising industry in the PRC, and maintains a qualification system by issuing business licenses with a business scope that covers advertising to qualified entities through its local bureaus. A number of industry-specific authorities work with the SAIC and/or under the SAIC’s regulatory framework to issue rules and policies relating to advertising. For example, SARFT is involved in regulating TV advertising.

Regulatory Framework

On October 26, 1987, the State Council issued the Regulations for the Administration of Advertising, or the Advertising Regulations, which became effective as of December 1, 1987 and were supplemented several months later by Detailed Implementing Rules for the Regulations for the Administration of Advertising, or the Implementing Rules, promulgated on January 9, 1988 by the SAIC and revised on December 3, 1998, December 1, 2000, and November 30, 2004.

The Advertising Regulations and Implementing Rules established the SAIC as the governmental authority chiefly responsible for overseeing the advertising industry, and initiated a system of licensing and censorship requirements for advertising content. This legislation covers advertisements in print media, television and radio broadcasts, and films, on public posters and billboards, in vehicles, in printed materials sent through the mail, in exhibitions and product displays, and in “any other media, as well as the use of other forms to publish, broadcast, install, or post advertisements.” The Advertising Regulations and Implementing Rules also specify penalties for legal violations.

It was not until October 27, 1994 that the National People’s Congress promulgated the Advertising Law of the People’s Republic of China, or the Advertising Law, as Decree No. 34 and effective as of February 1, 1995. Although as a national law it takes precedence over the Advertising Regulations, the Advertising Law adopts the requirements, definitions, and penalties set forth in those regulations and the Implementing Rules. The Advertising Law thus contains the terms and definitions subsequently used throughout the existing PRC regulatory structure for advertising. In addition, the Advertising

Law requires advertisers, publishers and advertising agencies to publicize their fee standards and fee collection methods. Advertising agencies are also required to issue special invoices provided by the state tax authorities when receiving payment for services rendered. Only those companies licensed to undertake advertising agency and publishing activities can obtain such invoices, which are necessary for accounting and tax purposes. Further, the Advertising Law outlines the basic requirements for advertising content published in the PRC, namely, that it must be truthful, lawful and not misleading to consumers.

Requirements for Establishing Foreign-invested Advertising Enterprises

The Rules for the Administration of Foreign-Invested Advertising Enterprises, promulgated on March 2, 2004 by the SAIC and the Ministry of Commerce, detail the application and approval procedures, and qualification requirements for advertising joint ventures and wholly-foreign owned enterprises in the PRC.

The requirements for establishing Sino-foreign advertising joint ventures include two years or more operating history in the advertising business for each of the joint venture parties, together with records evidencing the parties’ achievements in the advertising business.

To establish a wholly foreign-owned advertising company, the foreign investor must be engaged in advertising as its primary form of business, and must have been established and operating for at least three years. Given that certain foreign investors are unable to meet the two or three years qualification requirement, the adoption of the trustee structure (as described below) is still the preferred mode of entry in this industry.

Given that China Networks and ANT are unable to meet the two or three years qualification requirement, we currently rely on the trustee structure with affiliated PRC companies to establish domestic advertising companies that operate our advertising business in China.

Once ANT or any other subsidiary of China Networks meets the aforementioned statutory requirements on foreign direct investment within the advertising industry in the PRC, we may, depending on the circumstances and legal requirements in effect at such time, unwind the trustee structure and adopt the form of either a wholly foreign-owned advertising company or a Sino-foreign advertising joint venture.

Regulation on Broadcasting Radio and TV Advertisements

SARFT and its local branches at the county level or above are responsible for the regulation and screening of programs for radio and TV broadcasting. This includes restrictions on the content and airtime of the broadcast of TV commercials. On September 15, 2003, SARFT promulgated the Provisional Measures on Administration of Broadcasting Radio and Television Advertisements, which provides detailed requirements for the broadcast of radio and TV advertisements, including the following:

•
Radio and TV advertisements shall be clearly differentiated from other TV programs and should not be broadcasted in the form of news report. Current events and political news programs shall not carry the names of any enterprises or products. Advertisements with addresses, telephone numbers or contact information shall not be broadcasted during special reports on individuals or enterprises.

•
Radio stations and TV stations shall examine the content of the advertisements and the qualifications of the enterprises involved and shall only broadcast the advertisements that have been so examined.

•
Radio and TV advertisements on each channel must not exceed 20% of the total of each channel’s daily program time and must not exceed 15% of each channel’s program time per hour (i.e. nine minutes per hour) between 11:00 a.m. - 1:00 p.m. for radio programs and between 7:00 p.m. - 9:00 p.m. for TV programs.

•
Advertisements shall not be broadcasted in a way that would affect completion of the programs. Except for the period between 7:00 p.m. - 9:00 p.m., advertisements can only be broadcasted once and for a maximum period of 2.5 minutes during the airing of any movie or TV drama.

•
The broadcast of advertisements related to tobacco are prohibited by radio stations and TV stations. Advertisements relating to alcohol are strictly controlled in accordance with relevant PRC laws, rules and regulations. The number of alcohol advertisements cannot exceed 12 segments for each TV channel per day or exceed two segments between 7:00 p.m. - 9:00 p.m.

Effective January 1, 2010, SARFT adopted new policy Nos. 61 and 71 which have increased restrictions to the type and length of TV advertising which is allowed to be broadcasted. As a result of these policies, total permitted adverting time has been reduced by 40-45%. Certain provisions of these polices will have an impact on our operations, including:

•
Only 12 minute’s commercial advertising allow to be broadcasted per hour for each TV channels. During the prime time from 19:00 to 21:00 each episode of TV series only allow to broadcast the advertising once and no more than 90 seconds;

•
The time length of TV shopping program will be accounted for the total ad times which allowed per day. (Previously TV shopping was allow to broadcast for 15 minutes per hour but the time length was not include in the total advertising times );

•	All news and political programs not allow to be titled by enterprise sponsors; and

•	Advertising of alcohol is strictly controlled; only 2 alcohol advertisements allow to be broadcasted during the prime time from 19:00 to 21:00;

In addition, these new policies strictly prohibit advertisements which are in the form of news reports or which advertise tobacco products, fortune-telling, dairy products with the use of the phrase “breast milk substitute”, prescription medicine, medicine for malignant tumors, hepatopathy, venereal disease, and medicine, medical devices or food for the improvement of sexual function.

Seasonality

Our operating results and operating cash flows historically have been subject to seasonal variations.  Generally, the market for TV advertising is highest in the first and fourth quarters of the year, as this is the time of year where most of the major holidays in China occur, such as PRC National Day and the Spring Festival.  During the holiday seasons, consumers typically spend more money on goods and services.  Additionally, the colder weather and shorter daytimes during the first and fourth quarters result in more time spent indoors and increased TV viewership, and therefore advertisers increase their advertising budgets during this time to increase exposure to their products and services.

Organizational Structure

We conduct substantially all of our business in the PRC through ANT, a Hong Kong company, and Hetong, a PRC company and a domestic variable interest entity.

In order to comply with the PRC’s regulations on private investment in the television advertising industry, we operate our business in joint ventures with two separate local state-owned PRC TV Stations. Our operations are conducted through direct ownership of ANT and contractual arrangements through ANT with Hetong. We do not have an equity interest in Hetong, but instead enjoy the economic benefits derived from Hetong through a series of contractual arrangements.

ANT and the PRC TV Stations each own 50% of the JV Tech Cos, the PRC joint ventures which hold the television assets transferred from PRC TV Stations.  Hetong owns 50% of Kunming Ad Co. and 50% of Taiyuan Ad Co., established with the PRC TV Stations.  The JV Tech Cos collect the television advertising revenue earned by the JV Ad Cos, using assets transferred from the PRC TV Stations, which own the remaining 50% of the JV Tech Cos.

Under the Framework Agreements between ANT and each of the PRC TV Stations, ANT contributes cash to fund the JV Tech Cos and JV Ad Cos (collectively referred to herein as the “JV Cos”), in return for which ANT will obtain 50% of the equity in the JV Cos.  There is no specific provision in the current transaction documents requiring ANT to contribute further funds to the JV Cos once these capital contributions to subscribe this 50% equity have been made.

Under the contractual arrangements between the PRC TV Stations, each of the JV Cos will be responsible for soliciting advertisements for some of the PRC TV Stations’ current television and radio channels specified in the Framework Agreements, and will enter into contracts with clients for the production and publication of those advertisements in its own name. The JV Ad Cos will further retain the JV Tech Cos as their exclusive technical service providers, with the JV Tech Cos providing the JV Ad Cos with all technical and managerial support, consulting services and any other relevant services in exchange for service fees. These arrangements provide a channel for transferring all of the revenue generated from the advertising business operated by the JV Ad Cos to the JV Tech Cos.

Corporate Structure for China Networks

We do not directly or indirectly have an equity interest in Hetong, but ANT, our wholly owned subsidiary, has entered into a series of contractual arrangements with Hetong and its shareholders. ANT will enjoy de facto management and financial control over each of the JV Cos by virtue of the corporate governance provisions in each of the JV contracts and the JV Cos’ articles of association. Under the Equity Joint Venture Contracts between ANT and the PRC TV Stations and the related JV Co’s articles of association, ANT is entitled to appoint three nominee directors, out of a total of five directors, to the board (which is the highest level of authority in a JV Co) of each of the JV Cos, and also to appoint the general manager and the chief financial officer.

The respective PRC TV Station contributed capital in the form of assets and ANT contributes capital in the form of cash, reflecting their 50/50 shareholding ratio in the respective JV Tech Cos. The term of the Kunming JV is 20 years and the term of the Taiyuan JV is 30 years. The JV Tech Cos are subject to customary termination provisions. However, either party may move to terminate if the JV Tech Co sustains significant losses for two consecutive years making it impossible to operate or if one party is unable to perform any of its material obligations under the Equity Joint Venture Contract for six or more consecutive months, each such event constituting an event of force majeure. As a result of the following contractual arrangements, we control and are considered the primary beneficiary of Hetong and, accordingly, we consolidate Hetong’s results of operations in our financial statements. These arrangements include the following:

•
The shareholders of Hetong have jointly granted ANT an exclusive and irrevocable option to purchase all or part of their equity interests in Hetong at any time, and this option may only be terminated by mutual consent or at the direction of ANT.

•
Without ANT’s consent, the shareholders of Hetong may not (i) transfer or pledge their equity interests in Hetong, (ii) receive any dividends, loan interest or other benefits from Hetong, or (iii) make any material adjustment or change to Hetong’s business or operations.

•
The shareholders of Hetong agreed to (i) accept the policies and guidelines furnished by ANT with respect to the hiring and dismissal of employees, or the operational management and financial system of Hetong, and (ii) appoint the candidates recommended by ANT as directors of Hetong.

•	Each shareholder of Hetong has appointed ANT’s designee as their attorneys-in-fact to exercise all its voting rights as shareholders of Hetong, until 2037.

•
Each shareholder of Hetong has pledged all of its respective equity interests in Hetong to WFOE, a wholly-owned subsidiary of ANT in the PRC, to secure the payment obligations of Hetong under certain contractual arrangements between Hetong and WFOE. This pledge is effective until the later of the (i) date on which the last surviving of the Exclusive Service Agreements, the Loan Agreement and the Equity Option Agreement terminates and (ii) date on which all outstanding secured obligations are paid in full or otherwise satisfied. Each of these agreements are subject to customary termination provisions; however, the WFOE may terminate the Exclusive Services Agreement at any time upon 30 days’ notice to Hetong.

Consistent with PRC practice relating to joint ventures between domestic entities, no separate joint venture agreements have been entered into among the shareholders in the JV Ad Cos. However, Hetong, the JV Tech Cos and PRC TV Stations have entered into the following contractual arrangements that provide Hetong with the ability to control and consolidate the results of operations of the JV Ad Cos. As a result of these agreements, we control and consolidate the JV Tech Cos and JV Ad Cos in our financial statements.

Asset Transfer Agreement

Pursuant to the Asset Transfer Agreement between the JV Tech Cos and the PRC TV Stations, the PRC TV Stations agree to transfer to the JV Tech Cos the assets of the PRC TV Stations in two installments which have been appraised and the JV Tech Cos are obligated to pay the full consideration to PRC TV Stations in two installments. The assets relate to the advertising business operated by the PRC TV Stations, including, but not limited to, tangible and intangible assets. Until the assets are delivered to the JV Tech Cos, PRC TV Stations should be responsible for the custody and maintenance thereof.  Following delivery of the assets, the PRC TV Stations will be entitled to continue using the assets for the purpose of the advertising business for no consideration other than liability for loss or damage. Furthermore, upon the expiration of two years from the date of establishment of the JV Tech Cos, the PRC TV Stations will continuously transfer assets to the JV Tech Cos and the JV Tech Cos shall continuously purchase such assets, provided that such purchased assets are necessary for the operational activities of the JV Tech Cos and that such purchases comply with the Asset Transfer Agreement concluded separately between the parties.

Kunming TV Station and Kunming JV entered into such Asset Transfer Agreement on August 11, 2008, under which Kunming TV Station will transfer its assets to Kunming JV, valued at RMB150 million and Kunming JV will pay the same to Kunming TV Station. China Yellow River TV Station and Taiyuan JV entered into such Asset Transfer Agreement on July 17, 2008, under which China Yellow River TV Station will transfer its assets, valued at RMB45 million, to Taiyuan JV, and the same consideration should be paid by Taiyuan JV accordingly. All governmental, statutory and other approvals required for the transfer of the assets had been obtained as of the date of the first transfer in August 2008. No further approvals are required for the remaining transfers. The Asset Transfer Agreements are subject to customary termination provisions, including material breach, force majeure, insolvency and anticipatory breach.

Exclusive Cooperation Agreement

Pursuant to the Exclusive Cooperation Agreement between the JV Tech Cos and the PRC TV Stations, the PRC TV Stations exclusively and irrevocably grant to the JV Tech Cos the right to carry out advertising operations on its channels, and to provide to the JV Tech Cos all necessary and relevant support, as well as most-favored terms for the conduct of the advertising business. The PRC TV Stations shall share their resources with the JV Tech Cos, including, but not limited to, all client’s information, such as databases. Under the terms of this agreement, the PRC TV Stations will not engage any other party in any similar cooperation. As such, the JV Tech Cos has the exclusive right to carry out advertising business on PRC TV Stations’ channels.

Kunming JV and Kunming TV Station entered into the Exclusive Cooperation Agreement on August 6, 2008, while Taiyuan JV and China Yellow River TV Station entered into an Exclusive Cooperation Agreement on July 17, 2008.

The Exclusive Cooperation Agreements can be terminated (i) by each of the JV Tech Cos serving 30 days prior written notice; or (ii) by the non-breaching party, in the event of breach, if the breaching party has not cured the breach within 30 days of the receipt of the notice from the non-breaching party.  Further, the Exclusive Cooperation Agreement between Kunming TV Station and Kunming JV can be automatically terminated in the event that Kunming JV terminates its operation early, ceases to be lawfully established, or has its operational qualification revoked.

Exclusive Services Agreement

Pursuant to the Exclusive Services Agreements between the JV Tech Cos and the JV Ad Co, the JV Ad Cos engaged the JV Tech Cos to be their sole and exclusive provider of services relating to technical support for the production of advertising and the advertising consulting. At the same time, the JV Tech Cos engaged the JV Ad Cos to be their sole and exclusive advertising agent and granted to the JV Ad Cos agency rights for all advertising under the exclusive right to carry out advertising operations, granted by the corresponding PRC TV Stations to the JV Tech Cos in accordance with the Exclusive Cooperation Agreement. Under the terms of this agreement, the JV Ad Cos will pay the service fee to the JV Tech Cos as accrued, in accordance with the JV Tech Cos’ regular invoices. As such, all of the JV Ad Cos’ pre-tax income (less the relevant business tax) generated during the term of the agreement and relating to the marketing of advertising and other operations will be transferred to the JV Tech Cos as the service fee. Kunming JV and Kunming Ad Co. entered into an Exclusive Services Agreement on August 6, 2008, while Taiyuan Ad Co. and Taiyuan JV entered into an Exclusive Services Agreement on July 17, 2008.

The Exclusive Services Agreements can be terminated (i) by each of the JV Cos serving a 30 days prior written notice; or in the event of breach, by the non-breaching party, if the breaching party has not cured the breach within 30 days after receipt of the notice from the non-breaching party.

Transition Arrangements

Following the execution of the foregoing agreement, we have been engaged in the process of determining which of the employees of the PRC TV Stations must be employed by the JV Tech Cos, which are to be hired by the relevant JV Ad Co and those who will remain as employees of the relevant PRC TV Station. In addition, we have been deploying extensive integration management software systems which allow management and investors to access and analyze our operation, financial, sales, marketing and personnel data. We also have been conducting personnel integration analyses and formalizing our policies with respect to customer relations, pricing, incentivizing management and sales personnel and government relations. We have also begun the process of transitioning the accounts receivable and establishing registered and working capital at the JV Tech Cos and JV Ad Cos to enable them to fully commence operations as joint ventures. We have been in the process of re-executing contracts with clients who had signed contracts with the PRC TV Stations. In order to best understand local markets, our management has been conducting extensive market research and analysis.

Property, Plants and Equipment

We maintain executive offices at 9 Dong San Huan Zhong Lu, Suite 1101, Chaoyang District, Beijing, 100020, China. The base rental cost for this space is approximately $5,027 per month. We consider our current office space of 226 square meters to be adequate for current operations.

Kunming JV is located at No. 198, Danxia Road, Kunming City, Yunan province. Taiyuan JV is located at No. 318, Yingze Street, Taiyuan city, Shanxi Province.

ITEM 4A.   UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated and unconsolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F.  This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3, Key Information — Risk Factors” or in other parts of this annual report on Form 20-F.

Operating Results

Overview

Through China Networks, we provide broadcast television advertising services in the PRC, operating joint-venture partnerships with PRC TV Stations in regional areas of the country.  We manage these regional businesses through a series of joint ventures and contractual arrangements to sell broadcast television advertising time slots and so-called “soft” advertising opportunities to local advertisers directly and through advertising agencies and brokers.  We also assist PRC TV Stations in selling advertising time slots and “soft” advertising opportunities to national advertisers, specifically by offering multi-region campaigns to maximize value and cut costs these national advertisers would otherwise face when dealing with individual stations on a station-by-station basis.  We also provide advisory services to the PRC TV Stations to help optimize the impact that their program scheduling and content has on their key advertising demographics.  We believe that our distinctive business model positions us to become one of the leading companies with a growing network of regional television advertising operations in the PRC.

We earn substantially all of our revenues from advertising service income, including:

•
Sale of advertising time-slots. Through the JV Tech Cos, we derive a majority of our revenue from selling advertising time slots to advertising agencies and advertisers.  Advertising customers typically pay a deposit before the relevant advertisements are broadcast, and the balance is paid monthly or immediately after broadcast. Certain key customers with good track records of payment are allowed to make payments two months after broadcast. Revenues are recognized when advertisements are actually broadcast.

•
Sale of program-related advertising services. A smaller portion of revenues are generated from advertising opportunities relating to programs produced by the PRC TV Stations themselves. These include, without limitation, program sponsorship ‘sting’ slots, in-program product placements and other ‘soft’ advertising opportunities, as well as revenue from value-added services, such as short message service, messages relating to program content.

Our strategy is to replicate this operating partnership model and seek other such JV partnership opportunities in other regions in the PRC and then introduce operating efficiencies and increase service offerings across our network of Local JV Cos. These efficiencies are expected to include reducing the costs associated with advertising delivery and designing more effective incentive structures to drive sales. In addition, we are considering establishing strategic relationships with advertising agencies with an objective of exploiting unsold advertising inventory.

Recent Developments

On April 13, 2010, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), as amended by an Amendatory Agreement dated April 13, 2010 (the “Amendatory Agreement” and together with the Securities Purchase Agreement, the “SPA”), with certain accredited investors identified therein and effected the closing whereby we sold to the investors (the “Offering”) six-year 10% senior secured convertible debentures in aggregate principal amount of $11,000,000 (the “Debentures”).   The Debentures are convertible into our Ordinary Shares at a per share conversion price of $1.14.  At any time after the issuance of the Debentures and prior to the maturity date, we have the right to redeem all or part of the Debentures, at a redemption price equal to the sum of (i) 120% of the principal amount of the Debenture then outstanding, (ii) accrued but unpaid interest and (iii) all liquidated damages and other amounts due in respect of the Debenture so long as certain conditions specified therein are met.   In addition to the Debentures, each investor received 100 Ordinary Shares for every $173.444 invested in the Offering.  Accordingly, an aggregate of 6,342,110 Ordinary Shares were issued to the investors.

We are obligated to pay interest on the aggregate unconverted and then outstanding principal amount of the Debentures at the rate of 10% per annum.  Interest may be paid in cash and/or our Ordinary Shares and at our sole option.  In addition, 60% of all dividends received by us from our subsidiaries must be used to repay the outstanding principal on the Debentures.  Pursuant to a Security Agreement entered into between us and the investors, the Debentures will be secured by all of our assets.  Pursuant to a Guaranty, China Networks will guarantee the Debentures.  The Debentures will rank senior in right of payment to all of our existing and future indebtedness.

We first used the proceeds of the Offering, net of expenses, to satisfy the obligation of China Networks to make a $7.17 million capital contribution to its joint venture, Kunming JV.  The remaining proceeds will be used for general working capital purposes.

In connection with the consummation of the Offering, we entered into an Exchange and Amendatory Agreement (the “Exchange Agreement”) with China Networks and the holders of senior secured notes of China Networks  in the aggregate principal amount of $25,500,000 (the “Network Notes”).  Pursuant to the Exchange Agreement, the holders agreed to cancel all existing Network Notes in exchange for the pro rata issuance by us of an aggregate of 23,000,000 Ordinary Shares and 16,000,000 Class A Preferred Shares.  Immediately upon the consummation of the transactions contemplated by the Exchange Agreement, all payment obligations of either us or China Networks under the Media Notes ceased and the Network Notes were terminated.

Important Factors Affecting our Results of Operations

Our operating results are primarily affected by the following factors:

•
Growth in the Chinese Economy. We operate in China and derive almost all of our revenues from sales to customers in China. Economic conditions in China, therefore, affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. China has experienced significant economic growth, achieving a compound annual growth rate of over 10% in gross domestic product from 1996 through 2008. China is expected to experience continued growth in all areas of investment and consumption, even in the face of a global economic recession. However, China has not been entirely immune to the global economic slowdown and is experiencing a slowing of its growth rate.

•
PRC Economic Stimulus Plans. The PRC government has issued a policy entitled “Central Government Policy On Stimulating Domestic Consumption To Counter The Damage Result From Export Business Of The Country,” pursuant to which the PRC Central Government is dedicating approximately $580 billion to stimulate domestic consumption. Companies that are either directly or indirectly related to construction, and to the manufacture and sale of building materials, electrical household appliances and telecommunication equipment, are expected to benefit.

•
Expansion of our Network.  We are actively continuing to seek new opportunities to form partnerships with additional PRC TV Stations in other regions across China using the template operating and regulatory structure established with Kunming and Taiyuan.  We are also considering establishing relationships with advertising agencies to exploit unsold ad inventory. However, no assurance can be made that we will add other stations, or if added, that they will succeed.

•
Natural disasters.  Our business may be adversely affected by certain events, including natural disasters beyond our control, such the magnitude 8.0 earthquakes that struck Sichuan Province in May 2008, or the global financial crisis. Many television stations in China significantly changed their programming after the earthquake to broadcast developments and rescue operations relating to the earthquake. All television channels in China ceased to broadcast any advertisements during a three-day national mourning period from May 19, 2008 to May 21, 2008. In 2010, in Yunnan province, which has been the hardest hit by the drought, direct agricultural economic losses are estimated at 17 billion yuan and 8.2 million residents have been left short of food. The lingering dry weather has further affected over 80 percent of all planting areas in Yunnan, a major region for the production of fresh flowers, rapeseed, sugar cane, tobacco and tea, therefore the TV adverting revenue will be affected as well.

·
Government actions and regulations. Effective January 1, 2010, SARFT adopted new policy Nos. 61 and 71 which have increased restrictions to the type and length of TV advertising which is allowed to be broadcasted. As a result of these policies, total permitted adverting time has been reduced by 40-45%.

Taxation

BVI

CNIH is incorporated in the BVI. Under the current law of the BVI, CNIH is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the BVI.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax from 2007 to 2009. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

China

Before the implementation of the EIT Law, foreign invested enterprises, or FIEs, established in the PRC, unless granted preferential tax treatments by the PRC government, were generally subject to an earned income tax, or EIT, rate of 33.0%, which included a 30.0% state income tax and a 3.0% local income tax. On March 16, 2007, the National People’s Congress of China passed the EIT Law, and on November 28, 2007, the State Council of China passed the EIT Law Implementing Rules which took effect on January 1, 2008. The EIT Law and its implementing rules impose a unified EIT of 25.0% on all domestic-invested enterprises and FIEs, unless they qualify under certain limited exceptions. Despite these changes, the EIT Law gives FIEs established before March 16, 2007, or Old FIEs, a five-year grandfather period during which they can continue to enjoy their existing preferential tax treatments. During this five-year grandfather period, the Old FIEs which enjoyed tax rates lower than 25% under the original EIT law will be subject to gradually increased EIT rates over a 5-year period until their tax rate reaches 25%. In addition, the Old FIEs that are eligible for other preferential tax treatments by the PRC government under the original EIT law are allowed to continue enjoying their preference until these preferential treatment periods expire.

In addition to the changes to the current tax structure, under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will normally be subject to an EIT of 25% on its global income. The implementing rules define the term “de facto management bodies” as “an establishment that exercises, in substance, overall management and control over the production, business, personnel, accounting, etc., of a Chinese enterprise.” If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our organization’s global income will be subject to PRC income tax of 25%.  For detailed discussion of PRC tax issues related to resident enterprise status, see Item 3, “Key information — Risk Factors — Under the New Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

In addition, the EIT Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes unless the jurisdiction of incorporation of such enterprises’ shareholder has a tax treaty with China that provides for a different withholding arrangement. We expect that such 10% withholding tax will apply to dividends paid to us by our PRC subsidiaries, but this treatment will depend on our status as a non-resident enterprise.

Our future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of our pre-tax income and non-tax deductible expenses incurred. Our management carefully monitors these legal developments and will timely adjust our effective income tax rate when necessary.

Results of Operations

Comparison of Fiscal Years Ended December 31, 2009 and 2008

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	Year Ended December 31, 2009		Year Ended December 31, 2008
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
Revenue	$19,010,661	100%	$4,344,012	100%
Cost of revenue	4,333,423	22.8%	950,257	21.9%
Gross profit	14,677,238	77.2%	3,393,755	78.1%

Selling expenses	457,654	2.4%	41,637	0.95%
General and administrative expenses	4,463,307	23.5%	3,223,046	74.2%

Income (loss) from operations	9,756,277	51.3%	129,072	3.0%

Other income and (expenses)
Interest income	78,196	0.41%	132,180	3.0%
Interest expense	(6,800,158)	(35.8%)	(3,027,511)	(69.7%)
Other income (expenses)	(235,817)	(1.2%)	(5,723)	(0.13%)
Gain on extinguishment and cancellation of debt	1,328,861	7.0%	-
Waiver of accrued liability	960,000	5.0%	-

Income (loss) before income tax and non-controlling interests	5,087,359	26.8%	(2,771,982)	(63.8%)

Income tax	2,638,926	13.9%	637,691	14.7%
Net income (loss)	2,448,433	12.9%	(3,409,673)	78.5%
Non-controlling interest	(4,120,887)	(21.7%)	(1,127,391)	(26.0%)

Net income (loss) attributable to China Networks International Holdings, Inc.	$(1,672,454)	(8.8%)	$(4,537,064)	(104.4%)

Net Revenue. The net revenue for the year ended December 31, 2009 was $19,010,661, an increase of $14,666,649 or 338.0%, as compared to the net revenue of $4,344,012 in the year ended December 31, 2008. The increase was due to the fact that the Company only began generating revenues from Kunming JV as of October 1, 2008 and from the Yellow River JV as of January 1, 2009.

Cost of Revenue. Cost of revenue in 2009 was $4,333,423, an increase of $3,383,166 or 356.0% as compared to the cost of revenue for the year ended December 31, 2008. The increase is due to the fact that the Company only began generating revenues and its associated cost of revenues from Kunming JV as of October 1, 2008 and from the Yellow River JV as of January 1, 2009.

Gross Profit and Gross Margin. Gross profit increased $11,283,483, or 332.5%, to $14,677,238 in the fiscal year ended December 31, 2009 from $3,393,755 in 2008. Gross profit as a percentage of net revenue was 77.2% and 78.1% for the fiscal years ended December 31, 2009 and 2008, respectively.

Selling Expenses.  Selling expenses are primarily comprised of sales promotion expenses, program promotion expenses and entertainment expenses directly related to sales and marketing activities. Selling expense in 2009 was $457,654, an increase of $416,017 as compared to selling expense for the year ended December 31, 2008. The increase is due to the fact that the Company only acquired Kunming JV as of October 1, 2008 and the Yellow River JV as of January 1, 2009,

General and Administrative Expenses.  General and administrative expenses include salaries and benefits for our employees, including our advertising sales force, as well as costs and expenses associated with office, utilities, transportation, travel and other costs and expenses related to legal, accounting and other costs associated with regulatory filings. The general and administrative expense for 2009 was $4,463,307, an increase of $1,240,261 or 38.5%, as compared to 2008.  The increase is primarily as a result of due to the fact that the Company only acquired Kunming JV as of October 1, 2008 and the Yellow River JV as of January 1, 2009.

Interest Income. Interest income in 2009 was $78,196 compared with $132,180 in 2008. The decrease in interest income is due to the fact that the Company consummated a $28 million bridge financing in 2008 and the fund was paid to JVs in several installments.

Interest Expense. Interest expense in 2009 was $6,800,158 compared with $3,027,511 in 2008. The increase of $3,772,647 is due to interest expense that began to accrue in July 2008 when such debt was first incurred.

Other Income (expenses). Other income (expense) principally includes foreign exchange gain or loss, gains on cancellation of liabilities and disposal of fixed assets.

In 2009, gains from extinguishment of debt and cancellation of accrued liabilities totaling $2,288,861 were recognized as a result of the Company buying back some of its debt at a discount as well as the cancellation of $960,000 owed to Chardan.

Income Tax.Income tax in 2009 was $2,638,926 compared to $637,691 in 2008.  The increase is as a result of increased pre-tax income in the JV companies in 2009 compared to 2008. See “Taxation” above for more information.

Non-controlling interest. Non-controlling interest for 2009 was $4,120,887 as compared to $1,127,391 in 2008.  The increase is due to the fact that the Company only acquired Kunming JV as of October 1, 2008 and the Yellow River JV as of January 1, 2009,

Net Income (Loss). In the fiscal year ended December 31, 2009, we generated a net income of $2,448,433, a increase of $5,858,106, from net loss of $3,409,673 in 2008. This increase was primarily attributable to these items described above.

Comparison of Fiscal Years Ended December 31, 2008 and 2007

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	Year Ended December 31, 2008		Year Ended December 31, 2007
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
Revenue	$4,344,012	100%	$-	-
Cost of revenue	950,257	21.9%	-	-
Gross profit	3,393,755	78.1%	-	-

Selling expenses	41,637	0.95%
General and administrative expenses	3,223,046	74.4%	31,220

Income (loss) from operations	129,072	3.0%	(31,220)

Other income and (expenses)
Interest income	132,180	3.0%
Interest expense	(3,027,511)	(69.7%)
Other income (expense )	(5,723)	(0.13%)	-

Income (loss) before income tax and non-controlling interests	(2,771,982)	(63.8%)	(31,220)

Income tax	637,691	14.7%	-
Net income (loss)	(3,409,673)	78.5%	-	-
Non-controlling interest	(1,127,391)	(26.0%)	-	-

Net income (loss) attributable to China Networks International Holdings, Inc.	$(4,537,064)	(104.4%)	$(31,220)	-

Net revenue. As of September 30, 2008, The Company had not yet commenced any operations nor generated revenue since the JV Cos were not operational as of such date. Therefore, for the year ended December 31, 2007, we had not generated any revenue. The Company began to generate revenue from the Kunming JV as of October 1, 2008. The net revenue for the year ended December 31, 2008 were $4,344,012 which was contributed by Kunming JV Ad Co., from October 1, 2008 to December 31, 2008. Net revenue does not include agency commissions and sales tax. The Company expects that agency commission rates should remain relatively stable in the near term at 10-12% of the base contract amount.

Revenues in 2008 were impacted by three extraordinary events: the unexpected major snow storm which crippled parts of China in February 2008; a major earthquake in Sichuan Province in May 2008, which pre-empted a significant amount of television programming; and the Beijing Olympic Games in August 2008, with respect to which advertising time slots were subject to substantial restrictions. Although only one of these events was foreseeable, 2008 was not considered a normal advertising year due to the pre-emption of programming and resultant impact on available advertising slots caused by these events. The Company’s management expects to impose price increases of 10-15% on advertising time-slots sold through the Kunming JV in 2009, with no planned increased in volume of time sold. However, with respect to the Yellow River JV, the quality of programming requires improvement. The Company expects to change the program schedule and content, with the result that available advertising slots will decrease by approximately 180 minutes per day. This decrease in volume is expected to be more than offset by a substantial price increase on advertising time-slots.

Cost of Revenue. Cost of revenue for the year ended December 31, 2008 was $950,257 which included amortization of purchased program inventory, costs to repurchase certain advertising time-slots sold to agency companies which the Company’s advertising customers require, and cost of producing advertisements generated from the fourth quarter of Kunming JV. The increase in cost of revenue in 2008 was primarily due to the increase in program purchase costs. Programming purchase costs for the PRC TV Stations have increased gradually due to the increase in production costs of drama series and the costs of copyright protection. Increases in programming acquisition costs may continue in the near-term as the JV Cos seek to improve the quality of programming offered by the PRC TV Stations as competition becomes more intense. The Company’s management expects to establish operational and budgetary controls to ensure that the cost of revenues is in line with its overall strategic plans, including market position, without compromising its competitive advantage in its target markets.

Gross Profit and Gross Margin. Gross profit for the year ended December 31, 2008 was 3,393,755. Gross profit as a percentage of net revenue was 78%.

Selling Expenses.  Selling expenses are primarily comprised of sales promotion expenses, program promotion expenses and entertainment expenses directly related to sales and marketing activities. The selling expenses for the year ended December 31, 2008 was 41,637. As the Company only began to operate from KM JVs as of September 30, 2008, we incurred no selling expenses in 2007.

General and Administrative Expenses.  General and administrative expenses include salaries and benefits for our employees, including our advertising sales force, as well as costs and expenses associated with office, utilities, transportation, travel and other costs and expenses related to legal, accounting and other costs associated with regulatory filings. Our general and administration expenses increased to $3,223,046, in the fiscal year ended December 31, 2008 as compared to $31,220 in 2007. This increase was mainly due to the operation of Kunming Ad Co. in the fourth quarter of 2008. For the year ended December 31, 2007, all general and administrative expenses were related to the Company’s formation, private placement offering, establishment of joint ventures and contractual relationships in the PRC, and potential business combination with Alyst.

Interest Income. Interest income for the year ended December 31, 2008 was $132,180.

Interest Expense. Interest expense for the year ended December 31, 2008 was $(3,027,511).

Other Income (expenses). Other income (expenses) for the year ended December 31, 2008 was $(5,723).

Income (Loss) Before Income Taxes. Net loss before income taxes for the year ended December 31, 2008 was $2,771,982 and $31,220 for the ended December 31, 2007.

Income Taxes. We incurred $637,691 income tax expenses in the fiscal year ended December 31, 2008.

Net Income (Loss). In the fiscal year ended December 31, 2008, we incurred a net loss of $3,409,673 and $31,220 for the year ended December 31, 2007.

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires our management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes.  Our management evaluates its estimates on an on-going basis based on historical experience and on various other assumptions it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of its financial statements.

Fair Value of Financial Instruments - ASC 825, “Financial Instruments”, requires disclosing fair value to the extent practicable for financial instruments that are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash, accounts and other receivables, accounts payable, short-term loans, accruals and other payables, it was assumed that the carrying amounts approximate fair value because of the near term maturities of such obligations. The carrying amounts of long-term loans payable approximate fair value since the interest rate associated with the debt approximates the current market interest rate.

ASC 820, “Fair Value Measurements and Disclosures”. ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 delays the effective date of ASC 820 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company adopted the provisions of ASC 820 for financial assets and liabilities on January 1, 2008; there was no material impact on the Company’s financial position or results of operations at adoption.

Revenue recognition – The Company has advertising revenue, net of agency commissions and sales tax, and advertisement production revenue. Advertising revenue is generated from advertising time-slots sold to advertising agencies or advertisers to broadcast their advertisements on television or radio channels. Advertisement production revenue is generated from service provided to advertisers in designing and producing video advertisements. Advertisement production revenue represented less than 10% of total net sales for the year ended December 31, 2009. The Company recognizes revenue on advertisement when advertisements are broadcast or when the advertisement production service is provided, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Net sales represent the invoiced value of services, net of business tax and agency commissions. The Company is subject to business tax which is levied on majority of the Company’s sales at the rate of 5.0-8.5% on the invoiced value of services.

The Company requires customers to prepay certain amounts, as determined by both parties, at the time the contracts are signed.  Customer deposits are recognized into revenue when the related service is provided or advertisement is aired and all other revenue recognition criteria are met.

Income taxes- Alyst was subject to US federal, New York State and New York City taxes prior to the redomestication to the BVI through a merger with CNIH. China Networks was originally incorporated in the Cayman Islands and subsequently reincorporated in the BVI.  China Networks is not subject to income taxes under the current laws of the Cayman Islands or BVI.  PRC entities are subject to the PRC Enterprise Income tax at the applicable rates on taxable income at the commencement of operations.

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes.  Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.  Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end.  A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

Foreign Currency- The functional currency of each foreign operation is the local currency. The consolidated financial statements of the Company are presented in United States Dollars (“US$”). Transactions in foreign currencies during the year are translated into US$ at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies on the balance sheet date are translated into US$ at the exchange rates prevailing on that date. Gains and losses on foreign currency transactions (if any) are included in the statement of operations.

The JV Tech Cos and JV Ad Cos translate their assets and liabilities into US$ at the current exchange rate at the end of the reporting period. Revenues and expenses are translated into US$ using the average exchange rate during the period. Gains and losses that result from the translation are included in other comprehensive loss.

Recently Issued Accounting Standards

In December 2007, the FASB issued ASC 805, “Business Combinations”. ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for the Company beginning January 1, 2009 and the Business Combination described above is accounted for in accordance with ASC 805.

In December 2007, the FASB issued ASC 810, “Consolidation”. Non-controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51. ASC 805 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. ASC 805 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company adopted ASC 805 on January 1, 2009 and non-controlling interests are now classified as stockholders’ equity, a change from its previous classification between liabilities and stockholders’ equity.  Earnings attributable to non-controlling interest are included in net income, although such earnings continue to be deducted to measure earnings per share.  Non-controlling interest presentation has been reclassified for all periods presented.

In March 2008, the FASB issued ASC 815, “Derivative and Hedging”, which is effective January 1, 2009. ASC 815 requires enhanced disclosures about derivative instruments and hedging activities to allow for a better understanding of their effects on an entity’s financial position, financial performance, and cash flows. Among other things, ASC 815 requires disclosures of the fair values of derivative instruments and associated gains and losses in a tabular formant.  ASC 815 is not currently applicable to the Company since the Company does not have derivative instruments or hedging activity.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). This Standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. FAS 162 directs the hierarchy to the entity, rather than the independent auditors, as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with generally accepted accounting principles. The Standard is effective 60 days following SEC approval of the Public Company Accounting Oversight Board amendments to remove the hierarchy of generally accepted accounting principles from the auditing standards. FAS 162 is not expected to have an impact on the financial statements.

In April 2008, the ASC 350, “Intangible Assets - Goodwill and Other”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350.  The adoption of this FSP on January 1, 2009 does not have an impact on the Company’s financial result for the year ended December 31, 2009 as the Company did not acquire additional intangible assets during this period.

In June 2008, the FASB issued ASC 260, ”Earning per Share”. This FSP provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The Company does not currently have any share-based awards that would qualify as participating securities. Therefore, application of this FSP does not have an effect on the Company’s financial reporting.

In May 2008, the FASB issued ASC 470-20, ”Debt with Conversion and Other Options”. ASC 470-20 is effective for the Company on January 1, 2009. The FSP includes guidance that convertible debt instruments that may be settled in cash upon conversion should be separated between the liability and equity components, with each component being accounted for in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest costs are recognized in subsequent periods. ASC 470-20 is not currently applicable to the Company since the Company does not have convertible debt.

On January 1, 2009, the Company adopted ASC 323, “ Equity Method and Joint Ventures”, which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The Company does not currently have any investments that are accounted for under the equity method. The adoption of ASC 323 did not have an impact on the Company’s consolidated financial statements.

On January 1, 2009, the Company adopted ASC 350-30, ”General Intangibles Other than Goodwill”. ASC 350-30 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. ASC 350-30 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. The Company currently does not have any defensive intangible assets.

In May 2009, the FASB issued guidance within Topic 855-10 relating to subsequent events.  This guidance establishes principles and requirements for subsequent events.  This guidance defines the period after the balance sheet date during which events or transactions that may occur would be required to be disclosed in a company’s financial statements.  Public entities are required to evaluate subsequent events through the date that financial statements are issued.  This guidance also provides guidelines in evaluating whether or not events or transactions occurring after the balance sheet date should be recognized in the financial statements.  This guidance requires disclosure of the date through which subsequent events have been evaluated. Adoption of this standards did not result in significant changes in the subsequent events that we are required to recognize or disclosure in our financial statements.

Liquidity and Capital Resources

As of December 31, 2009, we had cash and cash equivalents of $10,388,511.

Immediately prior to the consummation of the business combination, there was $63.2 million in Alyst’s trust account. In connection with the vote by Alyst stockholders to approve the business combination with China Networks and related proposals, the holders of 2,146,156 common shares of Alyst elected to exercise their rights to convert their shares into cash, and received proceeds of in the aggregate amount of $16.9 million from Alyst's trust, or $7.85 in cash per converted share of common stock, upon consummation of the business combination.  In order to secure a favorable vote of Alyst shareholders for the business combination, Alyst and its surviving corporation, CNIH, entered into agreements with holders of 5,702,384 shares of Alyst common stock, pursuant to which CNIH would repurchase such shares after the consummation of the business combination.  Payments from Alyst’s trust account in the aggregate amount of $44.9 million were made to Alyst stockholders pursuant to such agreements.  CNIH received the balance of funds from the trust account, totaling $1.4 million.

In July 2009, 4,396,604 shares subject to the repurchase agreements were acquired by CNIH for an aggregate amount in cash of $34.6 million.  On July 9, 2009, the holders of the remaining 1,305,780 shares entered into a put option agreement with CNIH, allowing CNIH to defer immediate payment and to deposit $10.3 million ($7.88 per share) into a new trust account. In September 2009, shareholders of 1,275,780 shares among above mentioned 1,305,780 shares exercised the right to receive Purchase Price.

Debt and equity bridge financing.   Historically, China Networks had two shareholders who funded its operation, including advances related to its formation as well as professional fees and expenses associated with its acquisition activities. In July 2008, China Networks completed a debt and equity bridge financing to finance the initial payments for its paid-in capital to Taiyuan JV and Kunming JV.  On July 21, 2008, China Networks issued an aggregate of approximately $28.0 million in promissory notes and 980,000 class A preferred shares, with a par value of $0.0001 to 27 investors in exchange for proceeds of $28.0 million. Each share of preferred stock was convertible into one ordinary share of China Networks.   The class A shares were converted upon consummation of the business combination into ordinary shares of CNIH on a one-for-one basis.

The use of proceeds of the financing was as follows: (a) $13.6 million was used for initial equity contributions due from ANT for the JV Tech Cos (b) a fee of $980,000 paid to Chardan in July 2008, as a placement fee for the financing, and (c) the remaining proceeds are being used for working capital, including payment of certain administrative, legal and accounting fees. The promissory notes are secured by a pledge of 50.1% of the outstanding ordinary shares of China Networks.

Under the terms of the promissory notes, since the merger between Alyst and China Networks was not consummated by March 31, 2009, one-half of the principal outstanding plus accrued interest is due 18 months from the issuance of the promissory notes and the remaining one-half of the principal outstanding plus accrued interest is due 36 months from the issuance of the promissory notes.

China Networks’ management has determined that the fair value of the 980,000 class A preferred stock on the issuance date is $5.27 per share, calculated using the Black-Scholes valuation model and the following assumptions: expected life of 30 years; volatility of 25%; risk free interest rate of 0%; common stock price of China Networks of $5.28 per share on grant date.  Using the relative fair value method, China Networks allocated $23.6 million of the gross proceeds to the promissory notes and $4.4 million to class A preferred stock.  Each former shareholder of class A preferred stock has the right to receive a cash amount equal to $7.143 plus deferred cash payments contingent upon the achievement of future net income. The face amount of the promissory notes of approximately $28.0 million was reduced by debt discount of $4.4 million, resulting in an initial carrying value of $23.6 million. China Networks estimated that the life of these promissory notes will be approximately 18 months. With such estimated life of the bridge loan, China Networks adopted the effective interest rate method to amortize the debt discount over the 18-month period and an effective monthly rate of 1.49%.

Current outstanding obligations.  At December 31, 2009, CNIH had the following payment obligations as a result of its business combination with China Networks:

▪
Approximately $11 million (RMB 75,000,000) of the second payment for the paid-in capital obligation to the Kunming JV which was due by September 30, 2009. In January 2010, China Networks’ wholly owned subsidiary, Advertising Networks Limited, entered into a supplemental agreement with Kunming TV that extended the deadline for the RMB 75 million required capital contributions until April 30, 2010. Advertising Networks Limited contributed $3.9 million (RMB 26.25 million) immediately after the conclusion of the supplemental agreement;

▪
Approximately $7 million due to preferred shareholders of China Networks upon consummation of Business Combination. China Networks is in negotiation with the bridge loan debt holders, who are also preferred shareholders, for a restructuring of debt and related considerations;

▪
$12.75 million related to the equity bridge financing, plus accrued interest, due 18 months from the issuance of the promissory notes and the remaining $12.75 million related to the equity bridge financing, plus accrued interest, due 36 months from the issuance of the promissory notes. Interest on the bridge financing accrues at an annual rate of 10%. China Networks is in negotiation with the bridge loan debt holders for a debt restructuring.

CNIH believes there are various sources of external financing which may be available to it, including cash which may be generated as a result of the exercise of the warrants, access to the public equity markets through a secondary offering of the company’s stock, sale of an equity interest in the company to private investors or loans received from banks and other debt investors.  However, there can be no assurance that additional financing will be available on terms acceptable to CNIH or at all.

In connection with the Offering, as discussed in the section "Recent Developments" above, which was consummated on April 13, 2010, we satisfied the remaining $17.17 million capital contribution to Kunming JV. In addition, we restructured the bridge loan debt in connection with the consummation of the Exchange Agreement on April 13, 2010, as discussed above.

Anticipated partnership program.  In the future, China Networks may partner with additional television networks utilizing the cash obtained from various sources if available on acceptable terms.  However, there can be no assurance that China Networks will be able to enter into any such partnership arrangements or secure the necessary cash to meet its obligations.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report. To date, we have financed our operations primarily through cash flows from operations, augmented by short-term bank borrowings and equity contributions by our shareholders.

(All amounts in thousands of U.S. dollars)

	Year Ended December 31,
	2009	2008	2007
Net cash provided by (used in) operating activities	$(2,320,323)	$(508,032)	$(31,220)
Net cash provided by (used in) investing activities	(88,943)	(13,979,645)	-
Net cash provided by (used in) financing activities	375,611	26,738,006	59,890
Effects of Exchange Rate Change in Cash	209,035	(65,868)	-
Net Increase in Cash and Cash Equivalents	(1,824,620)	12,184,461	28,670
Cash and Cash Equivalent at Beginning of the Year	12,213,131	28,670	-
Cash and Cash Equivalent at End of the Year	10,388,511	12,213,131	28,670

Operating activities

The Company’s operating activities from March 30, 2007 (inception date) to September 30, 2008, were limited and related to its formation, and professional fees and expenses associated with its acquisition activities. Through September 30, 2008, its historical results of operations were insignificant and not reflective of the results of operations it anticipates following the partnership operation with the JV Tech Cos. The Company began to generate revenue from the Kunming JV as of October 1, 2008 and from the Yellow River JV as of January 1, 2009.

Net cash used in operating activities was $2,320,323  for the year ended December 31, 2009, as compared to $508,032 used in operating activities during 2008. The increase in net cash used in operating activities was mainly due to the company only began the operation of KM JV on October 1, 2008 and January 1, 2009 for YR JV.

Net cash used in operating activities was $508,032  for the year ended December 31, 2008, as compared to $31,220  used in operating activities during 2007.

Investing activities

Net cash used in investing activities for the year ended December 31, 2009 was $88,943, as compared to $13,979,645 net cash used in investing activities in 2008. The decrease in net cash used in investing activities was mainly attributable to the both JVs were established in 2008, and approximately $11 million (RMB 75,000,000) was paid for the paid-in capital to the Kunming JV and approximately $3 million (RMB 18,000,000) was paid for the paid-in capital to the Yellow River JV.

Net cash used in investing activities for the year ended December 31, 2008 was $13,979,645 , as compared to $0 net cash used in investing activities in 2007.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2009 was $375,611, as compared to $26,738,006 net cash provided by in financing activities in 2008. The decrease of net cash provided by financing activities was mainly attributable to the company consummated $28 million bridge financing on July 21, 2008.

Net cash provided by financing activities for the year ended December 31, 2008 was $26,738,006 , as compared to $59,890  net case provided by in financing activities in 2007.

On July 21, 2008, China Networks issued an aggregate of $27,990,200 in promissory notes and 980,000 class A preferred shares to 27 investors in exchange for proceeds of $28,000,000. Each share of preferred stock is convertible into one ordinary share.  The use of proceeds of the financing was as follows: (a) $13.6 million was used for initial equity contributions due from ANT for the JV Tech Cos, (b) a fee of $980,000 paid to Chardan, as a placement fee for the financing, and (c) the remaining proceeds are being used for working capital, including payment of certain administrative, legal and accounting fees. The promissory notes are secured by a pledge of 50.1% of the outstanding ordinary shares of China Networks.

Research and Development, Patents and Licenses, Etc.

We do not engage in any significant research and development activities, nor do we own any intellectual property.

Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

We have not entered into, nor do we expect to enter into, any off-balance sheet arrangements.  We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties.  In addition, we have not entered into any derivative contracts that are indexed to our equity interests and classified as shareholders’ equity.  Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.  We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations in respect of operating leases as of December 31, 2009.

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	245,370	88,005	100,776	29,353	27,236
Total	$245,370	88,005	100,776	29,353	27,236

Safe Harbor

See the section headed “Forward-Looking Information.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

NAME	AGE	POSITION
Li Shuangqing	55	Chief Executive Officer and Chairman
Xin Yan Li	33	Chief Financial Officer
Jian Ping Huang	49	Director
May Huang	41	Director
Kerry Propper	35	Director
George Kaufman	34	Director

Li Shuangqing. Mr. Li Shuangqing has been our chairman and chief executive officer and director since our merger with China Networks. Prior to the merger, Mr. Li had served as the chairman and chief executive officer and a director of China Networks since May 2008.  From 2006 to 2007, Mr. Li was the chairman of Shandong Huashi Media & Technology, a leading Electronic Program Guide provider in China.  Prior to that, he was from 2001 to 2006 the general manager of Huicong Advertising, a leading Chinese internet and TV advertising company and director of advertising department of Qilu TV Station from 1997 to 2001.  Mr. Li had various management and TV production roles with Shandong and Qilu TV Stations from 1980 to 1997.  Mr. Li completed EMBA course from Guanghua School of Management, Peking University.

Xin Yan Li. Mr. Xin Yan Li has served as our chief financial officer since August 10, 2009.  Mr. Li served as financial controller of China Networks from January 2009 until its merger with CNIH, at which time he assumed the role of our Financial Controller.  From August 2007 to December 2008, he worked at Terex Corporation as an internal auditor.  Prior to that, he was a financial specialist at Holcim North America Business Services from 2005 to 2007, and worked at Arthur Andersen from 1998 to 2001.  Mr. Li received a B.A. degree in Economics from Renmin University of China in 1998 and an M.B.A from McGill University in 2004. Mr. Li holds a Certificate of Certified Public Accountant from State of Delaware and is a Certified Internal Auditor. Mr. Li is fluent in English and Mandarin. Mr. Li has resigned since March 8, 2010.

Jian Ping Huang. Dr. Jian Ping Huang has been our director since our merger with China Networks.  He is the Chairman Emeritus and Chief Strategic Adviser of Jpigroup Inc., a company he founded in 1988.  Under Dr. Huang’s advisory guidance, Jpigroup has become one of China's major private investment and development companies that has invested and advised in the areas of manufacturing, human capital development, technologies and financial services.  From 1985 and prior to founding Jpigroup, Dr. Huang worked for the Government of China in the former Ministry of Foreign Economic Relations and Trade and during this time, he was very active and instrumental in helping formulate some of China's first open door strategies and reform plans, especially in the area of international investment and trade.  Dr. Huang holds a Ph.D. in economics from the University of International Business and Economics in Beijing, where he now concurrently holds a Professorship in Finance.  Dr. Huang is a director of China Gerui Advanced Materials Group Limited, and a member of that company’s audit committee.

May Huang. Ms. May Huang has been our director since our merger with China Networks.  Ms. Huang has been the Chief Operating Officer of Jpigroup Inc. since 2006. She is responsible for coordinating the business activities and objectives of Jpigroup’s two major divisions: investment banking services and principal investments. Jpigroup is one of China’s major private investment and development companies that has invested and advised in the areas of manufacturing, human capital development, technologies and financial services. Before 2006, Ms. Huang was Jpigroup’s Chief Financial Officer. Ms. Huang holds a Bachelor’s degree in economics from Sun Yatsen University at Zhongshan.  Ms. Huang is the sister of Dr. Huang.

Kerry Propper. Mr. Kerry Propper has been our director since our merger with China Networks and a director of China Networks Media since May 2008.  Mr. Propper has been the owner and chief executive officer of Chardan Capital Markets LLC, a New York based broker/dealer, since July 2003. He has also been a managing director of SUJG, Inc., an investment company, since April 2005. From its inception in December 2003 until November 2005, Mr. Propper served as a member of the board of directors of each of Chardan China Acquisition Corp., Chardan North China Acquisition Corporation and Chardan South China Acquisition Corporation, each an OTC Bulletin Board listed blank check company. In November 2005, Chardan China Acquisition Corp. completed its business combination with State Harvest Holdings Ltd. and changed its name to Origin Agritech Ltd., in September 2007, Chardan North completed its business combination with Gifted Time Holdings, Limited and changed its name to HLS Systems International, Ltd. and in January 2008 Chardan South completed its business combination with Head Dragon Holdings, Limited and changed its name to A-Power Energy Generation Systems, Ltd.  Mr. Propper has continued to serve as a member of the board of directors of Origin Agritech and HLS Systems International Ltd. since their mergers. Mr. Propper also sits on the board of directors of China Cablecom Holdings, Ltd., a joint-venture provider of cable TV services in China. Mr. Propper was a founder, and from February 1999 to July 2003 owner and managing director of Windsor Capital Advisors, a full service brokerage firm also based in New York. Mr. Propper was also a founder of The Private Capital Group LLC, a small private investment firm specializing in hard money loans and convertible preferred debt and equity offerings for small companies, in May 2000 and was affiliated with it until December 2003. From July 1997 until February 1999, Mr. Propper worked at Aegis Capital Corp., a broker dealer and member firm of FINRA. Mr. Propper received his B.A. (with honors) in Economics and International Studies from Colby College and studied at the London School of Economics.

George B. Kaufman. Mr. George B. Kaufman has been our director since our merger with China Networks.  Mr. Kaufman has served as the Vice President of Investment Banking for Chardan Capital Markets LLC, a New York based broker/dealer, since January 2006 and served as an Investment Banking Associate for Chardan from November 2004, when he joined the firm, to December 2005.  As one of the seven original members of Chardan, Mr. Kaufman established the investment banking, brokerage and marketing protocols and standards.  He has extensive experience with operating and development stage companies, particularly those in the China and Greater Asian region, having lead and/or managed over 30 public and private transactions.  In addition, Mr. Kaufman founded Detroit Coffee Company, a national roaster, wholesaler and retail distributor of high-end specialty coffees, in January 2002 and currently serves as its chief executive officer.  Mr. Kaufman received a Bachelor of Arts degree in Economics from the University of Vermont in 1999.

No family relationship exists between any of our directors and executive officers.  There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Compensation

In 2009, we paid an aggregate of $200,000 in salary to our directors and senior management as a group.  None of our directors or senior management received any equity awards, including options, restricted stock or other equity incentives in 2009.  We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management.  However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

Our board of directors conducts reviews informally, and compensation is not be typically changed on a regimented time-frame.  Our board of directors bases the salaries of our executive officers on the amounts similarly-situated companies pay their executive officers for similar performance.  In general, if an executive performs exceptionally well, the performance and, if applicable, the increase in responsibilities would also merit a salary increase.

Board Practices

Terms of Directors and Executive Officers

Our board of directors is currently divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of the Class A directors expires at the first annual meeting of our shareholders, with the Class B term expiring at the second annual meeting, and the Class C term expiring at the third annual meeting.  The current board members are classified as follows:

•	Class A directors to stand for reelection in 2010: Ms. May Huang;
•	Class B directors to stand for reelection in 2011: Mr. Kaufman and Mr. Li; and
•	Class C directors to stand for reelection in 2012: Mr. Propper and Dr. J.P. Huang.

At a general meeting in each year, successors to the class of directors whose term expires in that year shall be elected for a three year term.  A majority of votes cast at the relevant meeting shall be sufficient to elect directors.  The directors may appoint one or more directors to fill a vacancy on the Board.

Our executive officers are appointed by our board.  The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors.  Any vacancy occurring in any office may be filled by resolution of directors.

Independence of Directors

We have elected to follow the rules of NYSE Amex to determine whether a director is independent.  Our board will also consult with counsel to ensure that our board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors.  Consistent with these considerations, our board has affirmatively determined that Dr. J.P. Huang, Ms. Huang and Mr. Kaufman are our independent directors.

Board Committees

Audit Committee

We established an audit committee of the board of directors, which consists of Dr. J.P. Huang (Chairman) and Ms. Huang. We have determined that each of these individuals is an independent director under the NYSE Amex listing standards.  Our board has also determined that Ms. Huang possesses the accounting or related financial management experience that qualifies her as financially sophisticated within the meaning of the NYSE Amex listing standards and that he is an “audit committee financial expert” as defined by the rules and regulations of the SEC.

The audit committee is mainly responsible for, among other things:

•	reviewing and discussing with management and the independent auditor the annual audited financial statements;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of financial statements;

•	discussing with management major risk assessment and risk management policies;

•	monitoring the independence of the independent auditor;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	reviewing and approving all related-party transactions;

•	inquiring and discussing with management compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•	appointing or replacing the independent auditor;

•
determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

Compensation Committee

We established a compensation committee of the board of directors, which consists of Mr. Kaufman (Chairman) and Dr. J.P. Huang, each of whom is an independent director under the NYSE Amex’s listing standards. Our compensation committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation for executive officers, evaluating the performance of executive officers in light of those goals and objectives, and determining and approving the compensation level of executive officers based on this evaluation.  In addition, our compensation committee is responsible for administering our incentive-compensation plans and equity-based plans, including our 2008 Omnibus Securities and Incentive Plan, and for making recommendations to the board of directors with respect to the adoption, amendment, termination or replacement of such plans.

Nominating and Corporate Governance Committee

We established a nominating and corporate governance committee of the board of directors, which currently consists solely of Dr. J.P. Huang, each of whom is an independent director under the NYSE Amex’s listing standards. The nominating and corporate governance committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

The nominating and corporate governance committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating and corporate governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time. The nominating and corporate governance committee does not distinguish among nominees recommended by shareholders and other persons and will consider persons identified by its members, management, shareholders, investment bankers and others.  We do not have any restrictions on shareholder nominations under our amended and restated memorandum and articles of association. The only restrictions are those applicable generally under British Virgin Islands law and the federal proxy rules, if applicable. Currently, the we will consider suggestions from individual shareholders, subject to evaluation of the person’s merits. Shareholders may communicate nominee suggestions directly to the board, accompanied by biographical details and a statement of support for the nominees, subject to certain timing restrictions in connection with our annual meetings. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, our board of directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and money management

Employees

As of December 31, 2009, we had a total of 110 employees in the following entities: Beijing headquarters 8, Kunming JV and Kunming Ad Co. 72, and Taiyuan JV and Taiyuan Ad Co. 30.  We offer employees competitive compensation packages and various training programs, which are intended to attract and retain qualified personnel. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. We typically enter into a standard employment agreement and a confidentiality agreement with our employees and we believe our relationship with our employees is good. Our employees are not represented by any collective bargaining agreements or labor unions

Share Ownership

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June, 2010 by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.  The address of each of the persons set forth below is in care of the Company, 9 Dong San Huan Zhong Lu, Suite 1101, Chaoyang District, Beijing, 100020, People’s Republic of China.

Name and Address of Beneficial Owner	Office, if any	Title of Class	Amount and Nature of Beneficial Ownership(1)	% of Class(2)
Officers and Directors
Li Shuangqing	Chief Executive Officer and Chairman	Ordinary Shares, $0.0001 par value	-	-
Jian Ping Huang	Director	Ordinary Shares, $0.0001 par value	-	-
May Huang	Director	Ordinary Shares, $0.0001 par value	-	-
Kerry Propper (3)	Director	Ordinary Shares, $0.0001 par value	1,214,177	*
George Kaufman	Director	Ordinary Shares, $0.0001 par value	-	-
All officers and directors as a group (5 persons named above)		Ordinary Shares, $0.0001 par value	-	-
5% Security Holders
MediaInv Ltd. (4)		Ordinary Shares, $0.0001 par value	7,262,605	17.7%
Platinum Partners Value 152 W 57TH St 54th Floor New York, NY 10019 (5)		Ordinary Shares, $0.0001 par value	7,822,059	17.7%
South Ferry #2 LP One State Street New York, NY 10004 (6)		Ordinary Shares, $0.0001 par value	8,547,750	19.3%
Atlas Master Fund 135 E 57th Street New York, NY 10022		Ordinary Shares, $0.0001 par value	2,810,882	6.9%

 * Less than 1%.

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)
A total of 41,019,998 of our ordinary shares, 16,000,000 preferred shares, 22,768 units, and 9,841,632 warrants as of June 16, 2010 are outstanding pursuant to SEC Rule 13d-3(d)(1).  Ordinary shares that may be acquired by an individual or group within 60 days of June 16, 2010, pursuant to the exercise of warrants or options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the above table.

(3)	Includes 793,242 Ordinary Shares held by Chardan Capital Markets LLC. Mr. Propper is the CEO of Chardan Capital Markets LLC and holds voting and dispositive over such Ordinary Shares.

(4)	The sole shareholder of MediaInv is Dato William Ng Jit Thye.

(5)	Includes 3,137,255 Ordinary Shares underlying Preferred Shares held by Platinum Partners Value.

(6)	Includes 3,168,627 Ordinary Shares underlying Preferred Shares held by South Ferry #2 LP.

None of our major shareholders have different voting rights from other shareholders.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

2008 Omnibus Securities and Incentive Plan

We adopted the 2008 Omnibus Securities and Incentive Plan, or the Share Incentive Plan, in connection with the Business Combination. The Share Incentive Plan provides for the grant of distribution equivalent rights, incentive share options, non-qualified share options, performance share awards, performance unit awards, restricted share awards, share appreciation rights, tandem share appreciation rights and unrestricted share awards for an aggregate of not more than 2,500,000 shares of our ordinary shares, to directors, officers, employees and consultants of the Company or its affiliates. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of shares subject thereto, if any, is again available for grant under the Share Incentive Plan. The number of ordinary shares with respect to which share options or share appreciation rights may be granted to an employee under the Share Incentive Plan in any calendar year cannot exceed 500,000.

The following description of the Share Incentive Plan is a summary of the material terms of the Share Incentive Plan.

Plan Administration

The Share Incentive Plan is administered by our compensation committee, or the Committee. Among other things, the Committee has complete discretion, subject to the express limits of the Share Incentive Plan, to determine the employees, directors and consultants to be granted awards, the types of awards to be granted, the number of our ordinary shares to be subject to each award, if any, the exercise price under each option, the base price of each share appreciation right, the term of each award, the vesting schedule and/or performance goals for each award that utilizes such a schedule or provides for performance goals, whether to accelerate vesting, the value of the ordinary shares, and any required withholdings. Either our board of directors or the Committee may amend, modify or terminate any outstanding award, provided that the participant’s consent to such action is required if the action would materially and adversely affect the participant. The Committee is also authorized to construe the award agreements and may prescribe rules relating to the operation of the Share Incentive Plan.

Share Options

The Share Incentive Plan provides for the grant of share options, which may be either “incentive share options” (ISOs), which are intended to meet the requirements for special U.S. federal income tax treatment under the Code, or “nonqualified share options” (NQSOs). Options may be granted on such terms and conditions as the Committee may determine; provided, however, that the per share exercise price under an option may not be less than the fair market value of an underlying ordinary share on the date of grant, and the term of an ISO may not exceed ten years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital or a parent or subsidiary). ISOs may only be granted to employees. In addition, the aggregate fair market value of the ordinary shares underlying one or more ISOs (determined at the time of grant) which are exercisable for the first time by any one employee during any calendar year may not exceed $100,000.

Share Awards

A restricted share award under the Share Incentive Plan is a grant or sale of our ordinary shares to the participant, subject to such transfer, forfeiture and/or other restrictions specified by the Committee in the award. Dividends, if any, declared by us will be paid on the shares, even during the period of restriction.

An unrestricted share award under the Share Incentive Plan is a grant or sale of our ordinary shares to the participant that is not subject to transfer, forfeiture or other restrictions, in consideration for past services rendered thereby to us or an affiliate or for other valid consideration.

Performance Awards

Performance unit awards under the Share Incentive Plan entitle the participant to receive a specified payment in cash upon the attainment of specified individual or company performance goals.

Performance share awards under the Share Incentive Plan entitle the participant to receive a specified number of our ordinary shares upon the attainment of specified individual or company performance goals.

Share Appreciation Rights

The award of a share appreciation right, or SAR, under the Share Incentive Plan entitles the participant, upon exercise, to receive an amount in cash, our ordinary shares or a combination thereof, equal to the increase in the fair market value of the underlying ordinary shares between the date of grant and the date of exercise. SARs may be granted in tandem with, or independently of, options granted under the Share Incentive Plan. A SAR granted in tandem with an option under the Share Incentive Plan is granted at the same time as the related option and is exercisable only at such times, and to the extent, that the related option is exercisable and expires upon termination or exercise of the related option. In addition, the related option may be exercised only when the value of our ordinary shares subject to the option exceeds the exercise price under the option. A SAR that is not granted in tandem with an option is exercisable at such times as the Committee may specify.

Distribution Equivalent Rights

A distribution equivalent right award under the Share Incentive Plan entitles the participant to receive bookkeeping credits, cash payments and/or our ordinary share distributions equal in amount to the distributions that would have been made to the participant had the participant held a specified number of our ordinary shares during the period the participant held the distribution equivalent right. A distribution equivalent right may be awarded under the Share Incentive Plan as a component of another award, where, if so awarded, such distribution equivalent right will expire, terminate or be forfeited by the participant under the same conditions as under such other award.

Other Terms

The Share Incentive Plan prohibits the issuance of an award with terms and conditions that would cause the award to be considered nonqualified deferred compensation under Section 409A of the Internal Revenue Code. Except as provided in the Share Incentive Plan, awards granted under the Share Incentive Plan are not transferable and may be exercised only by the participant or by the participant’s guardian or legal representative. Each award agreement will specify, among other things, the effect on an award of the disability, death, retirement, authorized leave of absence or other termination of employment of the participant. We may require a participant to pay us the amount of any required withholding in connection with the grant, vesting, exercise or disposition of an award. A participant is not considered a shareholder with respect to the our ordinary shares underlying an award until the shares are issued to the participant.

Our board of directors may at any time terminate the Share Incentive Plan with respect to any awards that have not theretofore been granted, provided that no such termination may be effected if it would materially and adversely affect the rights of a participant with respect to any award theretofore granted without the participant’s consent. Our board of directors may at any time amend or alter the Share Incentive Plan, provided that no change in any award theretofore granted may be made which would materially and adversely impair the rights of a participant with respect to such award without that participant’s consent

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Please refer to Item 6, “Directors, Senior Management and Employees — Share Ownership.”

Related Party Transactions

The following includes a summary of transactions since the beginning of the 2009 fiscal year between us and certain related persons.  We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

•
On June 25, 2009, we completed the Business Combination pursuant to the Merger Agreement.  Mr. Kerry Propper, a member of our board of directors and a director and significant shareholder of China Networks prior to the Business Combination, is also the chief executive officer of Chardan Capital Markets, LLC, or Chardan, which served as the financial advisor to Alyst in connection with the Business Combination. Chardan agreed to waive all feed due in connection with the closing of the Business Combination. All original shareholders agreed to cancel all cash consideration from warrants. Mr. George B. Kaufman, who became a member of our board of directors upon closing of the Business Combination also worked for Chardan, as its Vice President of Investment Banking.

•
Under the Merger Agreement, China Networks’ shareholders received at closing an aggregate of $17 million in cash (of which $10 million was paid in ordinary shares of the Company), 2,880,000 shares in the combined entity and up to $22.1 million of the cash received from the exercise of warrants.

•
On April 13, 2010, we consummated an offering, as described above, with certain accredited investors whereby we sold to the investors six-year 10% senior secured convertible debentures in aggregate principal amount of $11,000,000.  In connection with the offering, we paid Chardan (a) a cash commission equal to 5% of the aggregate principle amount of the Debentures sold directly by Chardan, (b) a cash commission equal to 7% of the aggregate principle amount of the Debentures sold by other placement agents, which cash commission included the placement fees owed to such other placement agents, and (c) a warrant for the purchase of a number of Ordinary Shares equal to 5% of the aggregate principle amount of all debentures issued in the offering divided by the closing price of our Ordinary Shares on the OTCBB on the closing date.  Our director Kerry Propper is the CEO of Chardan, and our director George Kaufman is the Vice President of Investment Banking of Chardan.

•
On April 13, 2010, in connection with the offering discussed above, we consummated an exchange transaction with China Networks and the holders of senior secured notes of China Networks  in the aggregate principal amount of $25,500,000, pursuant to which the holders agreed to cancel all such existing in exchange for the pro rata issuance by us of an aggregate of 23,000,000 Ordinary Shares and 16,000,000 Class A Preferred Shares.  In connection with the exchange transaction we issued 750,000 Ordinary Shares to Chardan in connection with services provided with respect to the exchange.  Our director Kerry Propper is the CEO of Chardan, and our director George Kaufman is the Vice President of Investment Banking of Chardan.

Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements.”

Legal Proceedings

On September 3, 2009, Alpha Capital Anstalt, one of our noteholders, filed a complaint against China Networks in the Supreme Court of the State of New York, County of New York, alleging that China Networks defaulted on a promissory note made by China Networks and payable to Alpha Capital in the principal amount of $999,650.  The complaint alleged that the note was payable in full, together with all accrued interest, on July 10, 2009, which represented the tenth business day following the closing of the Business Combination.  The complaint sought damages in the amount of $1,168,591, which represented the principal and accrued interest due and owing as of August 23, 2009, plus a late fee in the amount of $55,647 with interest accruing thereafter at a rate of 12% per annum.

In April 2010, Alpha Capital Anstalt filed a notice of voluntarily discontinuance  with the Clerk of the Court for Supreme Court of the State of New York – County of New York, thereby relieving the Company of any liability under the complaint.

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.   Other than described above, we are currently not a party to any litigation or other legal proceedings brought against us and we are also not aware of any legal proceeding, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain all future earnings, if any, for use in the operations and expansion of our business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend on factors our directors deem relevant, including among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities, if any, and any other financing arrangements. Accordingly, realization of a gain on our investments will depend on the appreciation of the price of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value.

Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9.    THE OFFER AND LISTING

Offer and Listing Details

On July 24, 2009, our ordinary shares and warrants began trading on the OTC Bulletin Board under the symbols “CNWHF” and “CHNWF,” respectively.  The common stock and warrants of our predecessor, Alyst, were traded on the NYSE Amex until completion of the Business Combination on June 25, 2009.

Our ordinary shares and warrants traded on the NYSE Amex until July 17, 2009, when the trading of such securities was suspended pending our ability to meet the Exchange’s listing requirements following our business combination with China Networks.  We were delisted from the NYSE Amex in September 2009 for failure to meet such listing requirements.

The following table provides the high and low closing bid prices for our ordinary shares and warrants and the historical prices for Alyst’s common stock and warrants prior to the Business Combination, for the periods indicated below, as reported by www.quotemedia.com.  The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Ordinary Shares/ Common Stock		Warrants
	High	Low	High	Low
Annual Market Prices
Year 2007 (from July 16, 2007)	$7.35	$7.20	$0.90	$0.52
Year 2008	7.70	7.00	1.07	0.01
Year 2009	7.82	0.75	0.25	0.01
Year 2010 (through June 28, 2010)	1.10	0.25	0.07	0.01

Quarterly Market Prices
First Quarter 2008	7.43	7.22	0.73	0.25
Second Quarter 2008	7.53	7.27	0.60	0.25
Third Quarter 2008	7.70	7.30	1.07	0.29
Fourth Quarter 2008	7.55	7.00	0.45	0.01
First Quarter 2009	7.73	7.45	0.12	0.02
Second Quarter 2009	7.82	4.50	0.22	0.01
Third Quarter 2009	5.17	1.00	0.25	0.05
Fourth Quarter 2009	1.89	0.75	0.15	0.0213

Monthly Market Prices
January 2010	0.99	0.70	0.07	0.0201
February 2010	1.00	0.75	0.025	0.025
Mach 2010	0.60	0.52	0.025	0.025
April 2010	0.60	0.50	0.025	0.025
May 2010	0.60	0.40	0.025	0.025
June 2010 (through June 28, 2010)	0.40	0.25	0.025	0.01

Plan of Distribution

Not applicable.

Markets

See our disclosures above under “Offer and Listing Details.”

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

The following represents a summary of certain key provisions of the Company’s amended and restated memorandum and articles of association.  The summary does not purport to be a summary of all of the provisions of our memorandum and articles of association and of all relevant provisions of BVI law governing the management and regulation of BVI companies.

Register

We were incorporated in the BVI on April 17, 2008 under the BVI Business Companies Act, 2004, or the Act.  Our amended and restated memorandum of association authorizes the issuance of a maximum of 75,000,000 shares, of which 74,000,000 are ordinary shares, with $.0001 par value per share, and 1,000,000 are preferred shares of $.0001 par value per share.  Our board of directors or shareholders may from time to time by the consent of the majority of our board of directors or the consent of the majority of our shareholders increase the maximum number of shares we are authorized to issue, by amendment to our amended and restated memorandum and articles of association.

Objects and Purposes

Clause 5 of our amended and restated memorandum of association sets forth the objects and powers of our company.  Section 5.1 provides that, subject to certain provisions set forth in our amended and restated memorandum of association, the objects for which we are established are unrestricted and we shall have the full power and authority to carry out any object not prohibited by the Act or any other law of the British Virgin Islands.  Notwithstanding the foregoing, Section 5.2 provides that we have no power to: (i) carry on banking or trust business, unless licensed to do so under the Banks and Trust Companies Act, 1990; (ii) carry on business as an insurance or as a reinsurance company, insurance agent or insurance broker, unless licensed or authorized to do so under the Insurance Act, 1994; (iii) carry on the business of company management unless licensed to do so under the Companies Management Act, 1990; (iv) carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands unless licensed to do so under the Banks and Trust Companies Act, 1990; and (v) carry on the business as a mutual fund, mutual fund manager or mutual fund administrator unless licensed to do so under the Mutual Funds Act, 1996.

Directors

BVI law requires that the board of directors of a company consist of one or more members and that the number of directors shall be fixed by the company’s articles of association. Our amended and restated articles of association provide for no maximum number of directors, subject to any subsequent amendment to change the number of directors. The power to determine the number of directors is vested in the board of directors and the shareholders. The power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested in the board of directors in the interim period between annual or special meetings of members called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection. Directors may be removed by the members for cause or without cause on a vote of a majority of the shareholders passed at a meeting called for the purpose of removing the director or by written resolution or with cause by a resolution of directors passed at a meeting or by written resolution.

Under BVI law, there is no cumulative voting by shareholders for the election of the directors. The absence of cumulative voting rights effectively means that the holders of a majority of the shares voted at a shareholders meeting may, if they so choose, elect all of our directors, thus precluding a small group of shareholders from controlling the election of one or more representatives to the board of directors

Our amended and restated articles of association provide that a director who is interested in a transaction entered into or to be entered into by us may: (i) vote on a matter relating to the transaction; attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and (iii) sign a document on our behalf, or do any other thing in his capacity as a director, that relates to the transaction.  Additionally, our amended and restated articles of association provide that no director shall be disqualified by his office from contracting with us either as a buyer, seller or otherwise, nor shall any such contract or arrangement entered into by or on our behalf in which any director shall be in any way interested be voided, nor shall any director so contracting or being so interested be liable to account to us for any profit realized by any such contract or arrangement, by reason of such director holding that office or by reason of the fiduciary relationship thereby established, provided such director shall, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by us, disclose such interest to our board of directors.  For the purposes of the articles of association:

(a) A director is not required to make such a disclosure if: (i) the transaction or proposed transaction is between us and the director, and (ii) the transaction or proposed transaction is or is to be entered into in the ordinary course of our business and on usual terms and conditions.

(b) A disclosure to our board of directors to the effect that a director is a member, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction.  Such a disclosure is not made to our board of directors unless it is made or brought to the attention of every director on the board.

(c) Subject to Section 125(1) of the Act, the failure by a director to comply with this provision does not affect the validity of a transaction entered into by the director or the Company.

Pursuant to our amended and restated articles of association, a director shall not require a share qualification, but nevertheless shall be entitled to attend and speak at any meeting of the directors and meeting of the members and at any separate meeting of the holders of any class of our shares.  In addition, the remuneration of directors (whether by way of salary, commission, participation in profits or otherwise) in respect of services rendered or to be rendered in any capacity to us (including to any company in which we may be interested) shall be fixed by Resolution of Directors or Resolution of Members.  The directors may also be paid such travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors, or any committee of the directors or meetings of the members, or in connection with our business as shall be approved by Resolution of Directors or Resolution of Members.

Rights and Obligations of Shareholders

Dividends

Subject to the Act, the directors may, by resolution of directors, authorize a distribution (including a dividend) by us to members (i.e., shareholders) at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due.  Any distribution payable in respect of a share which has remained unclaimed for three years from the date when it became due for payment shall, if the board of the directors so resolves, be forfeited and cease to remain owing by us.  The directors may, before authorizing any distribution, set aside out of our profits such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

The holder of each ordinary share has the right to an equal share in any distribution paid by us.

We do not intend to pay any dividends to our shareholders in the foreseeable future.

Voting Rights

Each ordinary share confers on the shareholder the right to one vote at a meeting of the members or on any resolution of members on all matters before our shareholders.

Rights in the event of winding up

The holder of each ordinary share is entitled to an equal share in the distribution of the surplus assets of us on a winding up.

Redemption

We may purchase, redeem or otherwise acquire and hold our own shares with the consent of members whose shares are to be purchased, redeemed or otherwise acquired unless we are permitted by the Act or any provision of the amended and restated memorandum of association or the amended and restated articles of association to purchase, redeem or otherwise acquire the shares without their consent. We may only offer to acquire shares if at the relevant time the directors determine by resolution of directors that immediately after the acquisition the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due.

The directors may make an offer to purchase, redeem or otherwise acquire shares issued by us if the offer is (i) an offer to all members that would, if accepted, leave the relative voting and distribution rights of the members unaffected and affords each member a reasonable opportunity to accept the offer; or (ii) an offer to one or more members which either (1) all members have consented to in writing or (2) the directors have passed a resolution of directors stating that, in their opinion (a) the purchase, redemption or other acquisition is to the benefit of the remaining members and (b) that the terms of the offer and the consideration offered for the shares are fair and reasonable to us and to the remaining members, and setting out the reasons for their opinion.

We may purchase, redeem or otherwise acquire our shares at a price lower than the fair value if permitted by, and then only in accordance with, the terms of the amended and restated memorandum and articles of association or a written agreement for the subscription for the shares to be purchased, redeemed or otherwise acquired.

Changes in the rights of shareholders

The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not we are being wound-up, must be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series.

Meetings

An annual meeting of members must be held each year at such date and time as may be determined by the directors.  The directors shall call a meeting of the members if requested in writing to do so by members entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is being held.  No less than ten days and not more than sixty days notice of meetings is required to be given to members.

A meeting of members is properly constituted if at the commencement of the meeting there are two (2) members present in person or by proxy or (in the case of a member being a corporation) by its duly authorized representative representing not less than one third of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting.

A member shall be deemed to be present at the meeting if he participates by telephone or other electronic means and all members participating in the meeting are able to hear each other.

An ordinary resolution of members is a resolution approved at a duly constituted meeting of members by the affirmative vote of a simple majority of the votes cast by such members entitled to vote and voting on the resolution.  A special resolution of members is a resolution passed by a majority of not less than two-thirds of votes cast by such members as, being entitled so to do, vote in person or, in the case of such members as are corporations, by their respective duly authorized representative or, where proxies are allowed, by proxy at a general meeting of which not less than ten (10) clear days’ notice, specifying the intention to propose the resolution as a special resolution, has been duly given, provided that, except in the case of an annual general meeting, if it is so agreed by a majority in number of the members having the right to attend and vote at any such meeting, being a majority together holding not less than ninety-five (95) per cent in nominal value of the shares giving that right and in the case of an annual general meeting, if it is so agreed by all members entitled to attend and vote thereat, a resolution may be proposed and passed as a special resolution at a meeting of which less than ten (10) clear days’ notice has been given.

The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.

A member may be represented at a meeting of members by a proxy (who need not be a member) who may speak and vote on behalf of the member.  A written instrument giving the proxy such authority must be produced at the place appointed for such purpose not less than 48 hours before the time for holding the meeting.

Limitations on Ownership of Securities

There are no limitations on the right of non-residents or foreign persons to own our securities imposed by BVI law or by our amended and restated memorandum and articles of association.

Change in Control of Company

A special resolution of members is required for us to issue our shares or securities convertible into our shares resulting in our change of control.  Additionally, the board of directors is empowered to issue preferred shares with such rights attaching to them as they decide and such power could be used in a manner that would delay, defer or prevent a change of control of our company

Ownership Threshold

There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed imposed by BVI law or by our amended and restated memorandum and articles of association.

Differences in Corporate Law

The companies law of the BVI differs from laws applicable to U.S. corporations and their shareholders.  Set forth below is a summary of the significant differences between the provisions of the companies law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Protection for minority shareholders

Under the laws of most U.S. jurisdictions, majority and controlling shareholders of a company generally have certain “fiduciary” responsibilities to the minority shareholders.  Corporate actions taken by majority and controlling shareholders which are unreasonable and materially detrimental to the interests of minority shareholders may be declared null and void.  Minority shareholders may have less protection for their rights under BVI law than they would have under U.S. law.

Powers of directors

Unlike most U.S. jurisdictions, the directors of a BVI company, subject in certain cases to court approval but without shareholders’ approval, may implement the sale, transfer, exchange or disposition of any Company asset, property, part of the business, or securities, with the exception that shareholder approval is required for the disposition of over 50% in the value of our total assets.

Conflict of interests

Similar to the laws of most U.S. jurisdictions, when a director becomes aware of the fact that he has an interest in a transaction which we are to enter into, he must disclose it to our board.  However, with sufficient disclosure of interest in relation to that transaction, the director who is interested in a transaction entered into or to be entered into by us may (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included in the quorum; and (iii) sign a document on behalf of us, or do any other thing in his capacity as a director, that relates to the transaction.

Written consent and cumulative voting

Similar to the laws of most U.S. jurisdictions, under BVI law, shareholders are permitted to approve matters by way of written resolution in place of a formal meeting.  BVI law does not make a specific reference to cumulative voting, and our current amended and restated memorandum and articles of association have no provisions authorizing cumulative voting.

Independent directors

There is no requirement for a majority of our directors to be independent as a matter of BVI law.

Redemption

Our ordinary shares are not redeemable at a shareholder’s option.  We may redeem our shares only with the consent of the shareholders whose shares are to be redeemed, except that the consent from the shareholders whose shares are being redeemed is not needed when (i) they are subject to compulsory redemption by us following our receipt of a written request by a shareholder or shareholders holding 90% of the votes of the outstanding ordinary shares entitled to vote that such shares be redeemed or (ii) if the directors make an offer to purchase, redeem or otherwise acquire shares that we have issued and such offer is an offer to one or more members which either (1) all members have consented to in writing or (2) the directors have passed a resolution of directors stating that, in their opinion (a) the purchase, redemption or other acquisition is to the benefit of the remaining members and (b) that the terms of the offer and the consideration offered for the shares are fair and reasonable to us and to the remaining members, and setting out the reasons for their opinion.

Takeover provisions

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable.  For instance, our directors are empowered to amend the relevant provisions of the memorandum of association for the purposes of creating new classes or series of shares and the rights attached thereto and may amend the articles of association to take into account any ancillary changes required, provided that the directors do not, however, have the power to amend the memorandum and articles of Association to (a) restrict the rights or powers of the members to amend the memorandum or articles of association, (b) to change the percentage of members required to pass a resolution to amend the memorandum and articles of association, or (c) in circumstances where the memorandum or articles of association cannot be amended by the members.

Shareholder’s access to corporate records

Pursuant to the Act, a shareholder is entitled, on giving written notice to us, to inspect our (i) memorandum and articles of association; (ii) register of members; (iii) register of directors; and (iv) minutes of meetings and resolutions of members and of those classes of members of which the shareholder is a member.

The directors may, if they are satisfied that it would be contrary to our interests to allow a member to inspect any document listed above (or any part thereof), deny or limit the inspection of the document.

Indemnification

We shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (i) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of us; or (ii) is or was, at our request, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.  To be entitled to indemnification, these persons must have acted honestly and in good faith and in what they believe to be our best interest, and in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Mergers and similar arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the Act.  A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company.  In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

While a director may vote on the plan even if he has a financial interest in the plan of merger of consolidation, in order for the resolution to be valid, the interest must have been disclosed to our board forthwith upon him becoming aware of such interest.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment.  In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company, but may receive debt obligations or other securities of the surviving or consolidated company, or other assets, or a combination thereof.  Furthermore, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset.  As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

Dissenter Rights

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) and a consolidation.  A shareholder properly exercising his dissent rights is entitled to payment of the fair value of their shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder.  If the merger or consolidation is approved by the shareholders, we must within 20 days give notice of this fact to each shareholder who gave written objection, and to each shareholder who did not receive notice of the meeting.  Such shareholders then have 20 days to give us their written election in the form specified by the BVI Business Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any rights of a shareholder except the right to be paid the fair value of his shares.  As such, the merger or consolidation may proceed in the ordinary course notwithstanding the dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, we must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value.  We and the shareholders then have 30 days to agree upon the price.  If we and a shareholder fail to agree on the price within the 30 days, then we and the shareholder shall each designate an appraiser and these two appraisers shall designate a third appraiser.  These three appraisers shall fix the fair value of the shares as of the close of business on the day before the shareholders approved the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits

Similar to the laws of most U.S. jurisdictions, BVI law permits derivative actions against its directors.  However, the circumstances under which such actions may be brought, and the procedures and defenses available may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company incorporated and/or existing in the United States.

The court of the BVI may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company, or intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company.  In determining whether to grant leave, the High Court of the BVI must take into account (i) whether the shareholder is acting in good faith; (ii) whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters; (iii) whether the proceedings are likely to succeed; (iv) the costs of the proceedings in relation to the relief likely to be obtained; and (v) whether an alternative remedy to the derivative claim is available.

Leave to bring or intervene in proceedings may be granted only if the High Court of the BVI is satisfied that (i) we do not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be; or (ii) it is in our interests that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

Changes in Capital

Subject to the provisions of the amended and restated memorandum and articles of association and the Act, our unissued shares shall be at the disposal of the directors who may, without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of the shares to such persons, at such times and upon such terms and conditions as we may by resolution of directors determine.

Subject to the provisions of the amended and restated memorandum and articles of association relating to changes in the rights of shareholders and the powers of directors in relation to preferred shareholders, we may, by a special resolution of members, amend our amended and restated memorandum and articles of association to increase or decrease the number of ordinary shares authorized to be issued.

Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company,” Item 7, “Major Shareholders and Related Party Transactions,” or Item 5, “Operating and Financial Review and Prospects – Contractual Obligations,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

Exchange Controls

BVI Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary or preferred shares or on the conduct of our operations in the BVI, where we were incorporated.  There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our ordinary or preferred shares.  BVI law and our amended and restated memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our ordinary or preferred shares.

Exchange Controls in China

Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997, and various regulations issued by SAFE and other relevant PRC government authorities, RMB is convertible into other currencies without prior approval from SAFE only to the extent of current account items, such as trade related receipts and payments, interest and dividends and after complying with certain procedural requirements.  The conversion of RMB into other currencies and remittance of the converted foreign currency outside PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office.  Payments for transactions that take place within China must be made in RMB.  Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad.  Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office.  Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into RMB.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005.  According to the notice, a special purpose company, or SPV, refers to an offshore company established or indirectly controlled by PRC residents for the special purpose of carrying out financing of their assets or equity interest in PRC domestic enterprises.  Prior to establishing or assuming control of an SPV, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch.  The notice applies retroactively.  As a result, PRC residents who have established or acquired control of these SPVs that previously made onshore investments in China were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006.  These PRC residents must also amend the registration with the relevant SAFE branch in the following circumstances: (i) the PRC residents have completed the injection of equity investment or assets of a domestic company into the SPV; (ii) the overseas funding of the SPV has been completed; (iii) there is a material change in the capital of the SPV.  Under the rules, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the violator, including restrictions on the payment of dividends and other distributions to its offshore parent company, and may also subject the violators to penalties under the PRC foreign exchange administration regulations.

Taxation

The following is a general summary of certain material BVI and U.S. federal income tax considerations.  The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective shareholder.  The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which aresubject to change or different interpretations, possibly with retroactive effect.

BVI Taxation

The BVI does not impose a withholding tax on dividends paid by us to holders of our ordinary shares, nor does the BVI levy any capital gains or income taxes on us.  Further, a holder of our ordinary shares who is not a resident of the BVI is exempt from the BVI income tax on dividends paid with respect to the ordinary shares.  Holders of ordinary shares are not subject to the BVI income tax on gains realized on the sale or disposition of the ordinary shares.

Our ordinary shares are not subject to transfer taxes, stamp duties or similar charges in the BVI.  However, as a business company, we are required to pay the BVI government an annual license fee based on the number of shares we are authorized to issue.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

Taxation in China

In 2007, the PRC government promulgated the EIT Law and the relevant implementation rules, which became effective on January 1, 2008. Under the EIT Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their non-PRC shareholders will be subject to a withholding tax at a rate of 20%, which is further reduced to 10% by the implementation rules, if the non-PRC shareholder is considered to be a non-PRC tax resident enterprise without any establishment or place within China or if the dividends payable has no connection with the non-PRC shareholder’s establishment or place within China, unless any such non-PRC shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. In addition, pursuant to the EIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, should be treated as resident enterprises for PRC tax purposes. However, it is currently uncertain whether we may be deemed a resident enterprise, or how to interpret whether any income or gain is derived from sources within China.  See Item 3, “Key information — Risk Factors — Under the Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”  If we, as a BVI company with substantially all of our management located in China, were treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate.

U.S. Federal Income Taxation

The following is a discussion of the material U.S. federal tax consequences of the ownership of our ordinary shares by U.S. Holders (as described below).  It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation.  The discussion applies to investors in shares that hold the shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;
•	insurance companies;
•	dealers and traders in securities or foreign currencies;
•	persons holding shares as part of a hedge, “straddle,” integrated transaction or similar transaction;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	persons liable for the alternative minimum tax;
•	tax-exempt organizations;
•	persons holding shares that own or are deemed to own 10% or more of our voting stock;
•	persons who hold the shares in connection with a trade or business outside the United States; or
•	persons who acquired our shares pursuant to the exercise of any employee stock option or otherwise as compensation.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These laws are subject to change, and can change on a retroactive basis.  “U.S. Holder” means a beneficial owner of shares that, for U.S. federal income tax purposes, is: a citizen or resident of the United States; a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or an estate or trust the income of which is subject to U.S. federal income taxation, regardless of its source.  This discussion assumes that we are not, and will not become, a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, as described below.

Taxation of Dividends

The gross amount of any distributions paid with respect to shares, other than certain pro rata distributions of shares, generally will be treated as foreign source dividend income for U.S. federal income tax purposes.  U.S. Holders will not be entitled to claim a dividends-received deduction with respect to distributions paid by us.  Dividends will be included in a U.S. Holder’s income on the date of such U.S. Holder’s receipt of the dividend.

If you are a non-corporate U.S. Holder, subject to applicable limitations, you may be eligible to be taxed at a maximum rate of 15% in respect of dividends received in taxable years beginning before January 1, 2011.  Please consult your tax advisors to determine whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

In the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ordinary shares. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends not in excess of the rate allowed under the income tax treaty between the United States and the PRC, or the Treaty, if applicable, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit in light of your particular circumstances.

Taxation of Capital Gains

Upon sale or other disposition of the ordinary shares, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between such holder’s tax basis in the shares sold or disposed of and the amount realized on the sale or other disposition.  Such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year and will generally be U.S. source gain or loss for foreign tax credit purposes.  However, if we are deemed to be a Chinese “resident enterprise” under PRC tax law, gains on disposal may be subject to PRC tax.  In that event, a U.S. Holder may be eligible for the benefits of the Treaty.  Under the Treaty, if any PRC tax were to be imposed on any gain from the disposition of the shares, the gain would be treated as PRC source income.  We urge you to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our shares, including the availability of the foreign tax credit in light of your particular circumstances.

Passive Foreign Investment Company Rules (PFIC)

We believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2009.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the shares would be allocated ratably over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Similar rules would apply to any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the shares. U.S. Holders should consult their tax advisers to determine whether such elections are available and, if so, what the consequences of the alternative treatments would be in those holders' particular circumstances.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that backup withholding does not apply.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Dividends and Paying Agents

Not applicable.

Statement by Expert

Not applicable.

Documents on Display

We have filed this Annual Report on Form 20-F with the SEC under the Exchange Act.  Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete.  With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC.  Reports and other information filed by us with the SEC, including this Annual Report on Form 20-F, may be inspected and copied at the public reference room of the SEC at 100 F. Street, N.E., Washington D.C. 20549.  You can also obtain copies of this Annual Report on Form 20-F by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates.  Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov.  The SEC’s telephone number is 1-800-SEC-0330.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Subsidiary Information

Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are not exposed to significant interest rate risk as we do not have any significant bank loans which bear interest at a variable prime rate.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB.  All of our assets are denominated in RMB except for cash.  As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB.  If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline.  Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates.  Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity.  An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would decrease our comprehensive loss attributable to our shareholders by $203,106 based on our outstanding revenues, costs and expenses, assets, and liabilities denominated in RMB as of December 31, 2009.  We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results.  Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Debt Securities

Not applicable.

Warrants and Rights

Not applicable.

Other Securities

Not applicable.

American Depositary Shares

The Company does not have any American Depositary Receipts.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including to our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2009, and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, our disclosure controls and procedures were effective to satisfy the objectives for which they are intended.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Exchange Act defines internal control over financial reporting as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment we determined that, as of December 31, 2009, our internal control over financial reporting is effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors established an audit committee of the board of directors, which consists of Dr. Jian Ping Huang, Mr. Donald Quinby and Ms. May Huang, with Dr. J.P. Huang serving as chairman.  Each of the audit committee members is “independent” as that term is defined under the NYSE Amex Listing Rules.  Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.  Our board of directors has determined that Ms. Huang meets the criteria for an “audit committee financial expert,” as established by the SEC.

Ms. Huang will not be deemed an “expert” for any other purpose, including, without limitation, for purposes of Section 11 of the Securities Act, as a result of being designated or identified as an audit committee financial expert.  The designation or identification of Ms. Huang as an audit committee financial expert does not impose on her any duties, obligations or liability that are greater than the duties, obligations and liability imposed on her as a member of our audit committee and board of directors in the absence of such designation or identification.

ITEM 16B.   CODE OF ETHICS

We have not adopted a code ethics. However, we intend to adopt a code of ethics in the future. We envision that the code of ethics will apply to all of our employees, officers and directors.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by UHY Vocation HK CPA Limited, our independent registered public accounting firm, for the fiscal years ended December 31, 2009 and 2008:

	Fiscal Year Ended December 31,
	2009	2008
Audit Fees	$268,335	$-
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$268,335	$-

“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

“Audit Related Fees” consisted of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our regulatory filings and were not otherwise included in Audit Fees.

“Tax Fees” consisted of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees were fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

“All Other Fees” consisted of the aggregate fees billed for products and services provided and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our audit committee prior to the completion of the audit).

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for nor have we been granted an exemption from the applicable listing standards for our audit committee.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities by us or by any of our affiliates during the period covered by this Annual Report.

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.   CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.   FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.   FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 begins on page F-1 of this annual report.

ITEM 19.   EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company [incorporated by reference to Exhibit D to the Company’s Report on Form 6-K, filed July 2, 2009 (SEC File No. 001-34395)]
2.1	Specimen Ordinary Share Certificate [incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
2.2	Form of Warrant [incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
2.3	Form of Warrant Agreement [incorporated by reference to Exhibit 4.1 to Alyst’s Registration Statement on Form S-1 (SEC File No. 333-138699)]
2.4	Form of Bridge Loan Promissory Note [incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.1
Purchase Agreement, dated as of July 21, 2008, by and among China Networks Media Ltd. and the investors listed therein [incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.2
Registration Rights Agreement, dated July 21, 2008, by and among China Networks Media Ltd. and the investors listed therein [incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.3
Share Pledge Agreement, dated as of July 21, 2008, by Kerry Propper and MediaInv Ltd. in favor of the persons and entities listed therein [incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.4
Escrow Agreement, dated June 19, 2008, between the Alyst Acquisition Corp., Chardan Capital Markets, LLC, Grushko & Mittman and the subscribers to China Networks Media Ltd.’s Bridge Loan [incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

Exhibit No.	Description
4.5
Collateral Agent Agreement, dated July 21, 2008, by and between China Networks Media Ltd., Collateral Agents, LLC, the Investors listed therein, Kerry Propper and Clive Ng [incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.6
Form of Lock-up Agreement between Alyst Acquisition Corp., the Company and each of Kerry Propper, MediaInv. and Li Shuangqing [incorporated by reference to Exhibit C to the Company’s Report on Form 6-K, filed July 2, 2009 (SEC File No. 001-34395)]

4.7	Form of Service Agreement between Advertising Networks Ltd. and Li Shuangqing [incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.8
Framework Agreement between Advertising Networks Ltd. and China Yellow River Television Station, dated January 26, 2008 [incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.9
Supplementary Agreement between China Yellow River Television Station and Advertising Networks Ltd., dated May 22, 2008 [incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.10
Exclusive Services Agreement between Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd and Taiyuan Advertising Networks Advertising Co., Ltd, dated July 17, 2008 [incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.11
Exclusive Cooperation Agreement between China Yellow River Television Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., dated July 17, 2008 [incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.12
Asset Transfer Agreement between China Yellow River Television Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., dated July 17, 2008 [incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.13
Equity Joint Venture Contract between China Yellow River Television Station and Advertising Networks Ltd., dated May 23, 2008 [incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.14
Framework Agreement between Advertising Networks Limited and Kunming Television Station, dated February 23, 2008, incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026).

4.15
Supplementary Agreement between Kunming Television Station and Advertising Networks Limited, dated May 23, 2008 [incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.16
Exclusive Services Agreement between Kunming Taishi Information Cartoon Co., Ltd. and Kunming Kaishi Advertising Co., Ltd., dated August 6, 2008 [incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.17
Exclusive Cooperation Agreement between Kunming Television Station and Kunming Taishi Information Cartoon Co., Ltd., dated August 6, 2008 [incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.18
Asset Transfer Agreement between Kunming Television Station and Kunming Taishi Information Cartoon Co., Ltd., dated August 11, 2008 [incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.19
Equity Joint Venture Contract between Kunming Television Station and Advertising Networks Ltd., dated May 14, 2008 [incorporated by reference to Exhibit 10.20 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

Exhibit No.	Description
4.20
Trustee Arrangement Letter, by and between China Networks Media Ltd. and Li Shuangqing, dated May 1, 2008 [incorporated by reference to Exhibit 10.21 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.21
Trustee Arrangement Letter, by and between China Networks Media Ltd. and Guan Yong, dated May 1, 2008 [incorporated by reference to Exhibit 10.22 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.22
Exclusive Services Agreement between Beijing Guangwang Hetong Advertising & Media co., Ltd and Advertising Networks Technology Consulting Co., Ltd., dated May 1, 2008 [incorporated by reference to Exhibit 10.44 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.23
Amended Loan Agreement by and between Advertising Networks Ltd., Li Shuangqing and Guan Yong, dated October 7, 2008 [incorporated by reference to Exhibit 10.23 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.24
Amended Share Pledge Agreement between Advertising Networks Technology Consulting (Beijing) Co., Ltd., Li Shuangqing and Guan Yong, dated October 7, 2008 [incorporated by reference to Exhibit 10.24 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.25
Amended Share Purchase Option Agreement between Advertising Networks Ltd., Li Shuangqing, Guan Yong and Beijing Guanwang Hetong Advertising & Media Co., Ltd., dated October 7, 2008 [incorporated by reference to Exhibit 10.25 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.26
Form of 2008 Omnibus Securities and Incentive Plan [incorporated by reference to Annex H of the Company’s proxy statement/prospectus included in the Registration Statement on Form S-4 (SEC File No. 333-157026)]

8.1	List of the Company’s subsidiaries*
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*
12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*
13.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 30, 2010	CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

/s/ Li Shuangqing
Li Shuangqing
Acting BrianChief Executive Officer

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD. REPORT AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
REPORT AND  FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
CHINA NETWORKS INTERNATIONAL HOLDINGS, LIMITED

We have audited the accompanying consolidated balance sheets of China Networks International Holdings, Limited (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Networks International Holdings, Limited as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a significant working capital deficit and is dependent on obtaining additional financing to execute its business plan. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1 to the consolidated financial statements. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

UHY VOCATION HK CPA LIMITED
Certified Public Accountants

Hong Kong, the People’s Republic of China,
March 29, 2010

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2009	2008
ASSETS

CURRENT ASSETS
Cash	$10,388,511	$12,213,131
Restricted cash	236,400	-
Accounts receivable	5,565,677	2,079,139
Other receivables and prepaid expenses	2,125,979	271,776
Other receivables from TV Stations	2,462,311	338,453
Loan receivable from related parties	5,021	311,111
Deferred financing costs	85,936	1,614,357

Total current assets	20,869,835	16,827,967

PROPERTY & EQUIPMENT, NET	226,662	95,741
PROGRAM RIGHTS, NET	-	180,352
PROGRAM INVENTORY	4,270,042	1,566,285
INTANGIBLE ASSETS, NET	26,359,986	27,598,987
INVESTMENT IN TV PROGRAM PRODUCTION	292,517	-

TOTAL ASSETS	$52,019,042	$46,269,332

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable	$394,330	$421,701
Customer deposits	766,914	312,446
Accrued interest	3,738,716	1,267,334
Other payable	2,593,790	13,204
Other payable to TV Stations	11,399,160	16,110,516
Accrued liabilities	1,769,203	2,121,751
Due to related parties	7,126,640	329,280
Notes payable, net	25,321,890	24,808,730

Total current liabilities	53,110,643	45,384,962

DEFERRED TAX LIABILITIES	930,356	312,728

TOTAL LIABILITIES	54,040,999	45,697,690

COMMON STOCK SUBJECT TO REPURCHASE	236,400	-

EQUITY
Class A Preferred Shares, net of issuance costs ($0.0005 par value; 1,050,000 shares authorized, 980,000 shares issued and outstanding at December 31, 2008; liquidation preference of $9,800)	-	490
Common stock at $0.0001 par value; 74,000,000 shares authorized, 12,927,888 shares issued and outstanding at December 31, 2009 (2008: Common stock at $0.0005 par value; 1,900,000 shares authorized, issued and outstanding at December 31, 2008)	1,293	950
Additional paid-in capital	-	3,951,599
Accumulated deficit	(7,722,640)	(4,568,284)
Accumulated other comprehensive loss	(3,306)	(70,920)

Total shareholders' deficit	(7,724,653)	(686,165)

Non-controlling interest	5,466,296	1,257,807

Total equity	(2,258,357)	571,642

TOTAL LIABILITIES AND EQUITY	$52,019,042	$46,269,332

The accompanying notes are an integral part of these consolidated financial statements

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended
	December 31,	December 31,
	2009	2008

NET REVENUE	$19,010,661	$4,344,012

COST OF REVENUE	4,333,423	950,257
Gross profit	14,677,238	3,393,755

OPERATING EXPENSES
Selling expense	457,654	41,637
General and administrative expense	4,463,307	3,223,046
	4,920,961	3,264,683

INCOME FROM OPERATIONS	9,756,277	129,072

OTHER INCOME/(EXPENSE)
Other income/(expense)	(235,817)	(5,723)
Interest expense	(6,800,158)	(3,027,511)
Interest income	78,196	132,180
Gain on extinguishment and cancellation of debt	1,328,861	-
Waiver of accrued liability	960,000	-
	(4,668,918)	(2,901,054)

INCOME/(LOSS) BEFORE INCOME TAX	5,087,359	(2,771,982)

INCOME TAX	2,638,926	637,691

NET INCOME/(LOSS)	$2,448,433	$(3,409,673)

Less: Net loss attributable to the non-controlling interest	(4,120,887)	(1,127,391)

NET LOSS ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.	$(1,672,454)	$(4,537,064)

OTHER COMPREHENSIVE INCOME/(LOSS)
Foreign currency translation adjustment	67,614	(70,920)
COMPREHENSIVE LOSS	$(1,604,840)	$(4,607,984)

Basic and diluted loss per common share	$(0.22)	$(4.09)
Weighted average shares outstanding	7,519,691	1,108,767

The accompanying notes are an integral part of these consolidated financial statements

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	China Networks International Holdings, Ltd. Equity
							Accumulated
					Additional		Other	Non-
	Preferred Stock		Common Stock		Paid-in	Accumulated	Comprehensive	controlling
	Shares	Amount	Shares	Amount	capital	Deficit	Loss	Interest	Total

Balance at March 30, 2007 (inception)	-	$-	-	$-	$-	$-	$-	$-	$-
									-
China Networks Media issuance of common stock	-	-	1,000	1,000	-	-	-	-	1,000
									-
Net loss	-	-	-	-	-	(31,220)	-	-	(31,220)
									-
Balance at December 31, 2007	-	-	1,000	1,000	-	(31,220)	-	-	(30,220)

Cancellation of shares due to change of share capital structure	-	-	(1,000)	(1,000)	1,000	-	-	-	-

Issuance of shares due to change of share capital structure	-	-	1,900,000	950	(950)	-	-	-	-

Issuance of preferred stock, net of issuance cost of $406,902	980,000	490	-	-	3,951,549	-	-	-	3,952,039

Foreign currency translation adjustment	-	-	-	-	-	-	(70,920)	-	(70,920)

Net loss	-	-	-	-	-	(4,537,064)	-	1,257,807	(3,279,257)

Balance at December 31, 2008	980,000	490	1,900,000	950	3,951,599	(4,568,284)	(70,920)	1,257,807	571,642

Change of share capital structure due to the Business Combination	(980,000)	(490)	11,027,888	343	(3,951,599)	(1,481,902)	-	-	(5,433,648)

Foreign currency translation adjustment	-	-	-	-	-	-	67,614	-	67,614

Additional contribution from non-controlling interest	-	-	-	-	-	-	-	87,602	87,602

Net income	-	-	-	-	-	(1,672,454)	-	4,120,887	2,448,433

Balance at December 31, 2009	-	$-	12,927,888	$1,293	$-	$(7,722,640)	$(3,306)	$5,466,296	$(2,258,357)

The accompanying notes are an integral part of these consolidated financial statements

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2009	For the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	$2,448,433	$(3,409,673)

Adjustments to reconcile net income/(loss) from operations to net cash provided by/(used in) operating activities
Depreciation and amorization	1,521,000	670,867
Amortization of debt discount and deferred financing cost	4,174,673	1,760,177
Provision for deferred income tax	617,628	312,773
Gain on extinguishment of debt	(1,328,861)	-

Increase/(decrease) in assets and liabilities
Deferred transaction cost	-	8,061
Accounts receivables	(3,486,539)	(2,079,436)
Program inventory	(2,703,757)	(1,566,509)
Other receivable -TV Stations	(2,123,858)	(338,502)
Other receivable and prepaid expense	(1,854,203)	(271,737)
Accounts payable	(27,371)	421,761
Customer deposits	454,468	312,491
Accrued liabilities	(352,548)	1,161,851
Other payable	2,580,586	13,205
Accrued interest	2,471,382	1,267,334
Other payable - TV Stations	(4,711,356)	1,229,305

Net cash used in operating activities	(2,320,323)	(508,032)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of program rights and contractual relationship	-	(13,572,380)
Loan receivable from related parties	306,090	(311,111)
Investment in TV program production	(292,517)	-
Purchase of property and equipment	(102,516)	(96,154)

Net cash provided by/(used in) investing activities	(88,943)	(13,979,645)

CASH FLOWS FROM FINANCING ACTIVITIES
Gross proceeds from bridge loan financing	-	28,000,000
Direct issuance costs for bridge debt and equity offering	-	(1,653,765)
Due to related parties	(202,780)	261,324
Extinguishment of promissary notes	(958,333)	-
Capital contribution from non-controlling interest	87,602	130,447
Cash obtained from the Business Combination	1,449,122	-

Net cash provided by financing activities	375,611	26,738,006

NET (DECREASE)/INCREASE IN CASH	(2,033,655)	12,250,329
	-
EXCHANGE RATE EFFECT ON CASH	209,035	(65,868)

CASH - BEGINNING OF PERIOD	12,213,131	28,670

CASH - END OF PERIOD	$10,388,511	$12,213,131

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$-	$-
Income taxes	$1,734,077	$-
	-
Deferred financing costs included in accrued liabilities	$-	$960,000

The accompanying notes are an integral part of these consolidated financial statements

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 1 – ORGANIZATION

China Networks International Holdings, Ltd.  (“CNIH” or the “Company”) was incorporated in Delaware on August 16, 2006 as Alyst Acquisition Corp. (“Alyst”) in order to serve as a vehicle for the acquisition of an operating business in any industry, with a focus on the telecommunications industry, through a merger, capital stock exchange, asset acquisition or other similar business combination.  Alyst’s initial shareholders purchased 1,750,000 shares of common stock, par value $0.0001 per share (“Common Stock”), in a private placement.  On July 5, 2007, Alyst consummated its initial public offering (“IPO”) of 8,044,400 of its units (“Units”).  Each Unit consisted of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $5.00 per share.  Simultaneously with the consummation of the IPO, Alyst consummated a private placement of 1,820,000 warrants, each warrant entitled upon exercise to one share of Common Stock at an exercise prices of $5.00 per share.

On June 24, 2009, Alyst announced that Alyst's stockholders approved its proposed redomestication to the British Virgin Islands (“BVI”) and its proposed business combination with China Networks Media, Ltd., a British Virgin Islands company (“China Networks”).  Alyst redomesticated to the British Virgin Islands through a merger with its wholly-owned subsidiary, CNIH, effective June 24, 2009, with CNIH as the surviving entity.  With effect from June 26, 2009, the business combination among Alyst, CNIH, China Networks and its shareholders, was approved by regulators in the BVI and, thereafter, was consummated on June 29, 2009.

Upon consummation of the Business Combination, CNIH had outstanding 12,927,888 ordinary shares, par value $0.0001 per share, 9,864,400 warrants, and an IPO Underwriters’ Purchase Option for 300,000 units, each unit containing one ordinary share and one warrant. As the result of consummation of the business combination, China Networks’ common and preferred shares were converted automatically into 9,422,760 CNIH common shares; therefore China Networks shareholders own approximately 73% of voting equity interests of CNIH. The business combination is considered a reverse acquisition with China Networks as the accounting acquirer.  As such, the historical financial information presented herein prior to June 29, 2009 relates to the financial position and results of operations of China Networks.  Through the business combination, China Networks acquired from Alyst net assets with a fair value of $1,566,492, in which $1,449,122 are in cash.

China Networks was formed to provide broadcast television advertising services in the People’s Republic of China (PRC) operating via joint venture partnerships with PRC state-owned television broadcasters (PRC TV Stations). The Company commenced operations on October 1, 2008. Activity through September 30, 2008 related to the Company’s formation, private placement offering, establishment of joint ventures and contractual relationships in the PRC, and business combination with Alyst. The Company has selected December 31 as its fiscal year end.

The accompanying financial statements include the accounts of CNIH, China Networks and its wholly owned subsidiary Advertising Networks Ltd. (“ANT”). ANT’s accounts include the accounts of its joint-ventures with the PRC TV Stations, Kunming Taishi Information Cartoon Co., Ltd (“Kunming JV”) and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd (“Taiyuan JV”), as a result of ANT’s effective control of these entities through the composition of the board of directors.  As a result of contractual arrangements with Beijing Guangwang Hetong Advertising and Media Co., Ltd. (“Hetong”) and its shareholders, the Company (through ANT) controls and is considered the primary beneficiary of Hetong, and, accordingly, consolidates the accounts of Hetong in its financial statements.

Hetong is a variable interest entity (VIE) as defined by Financial Accounting Standards Board Interpretation No. 46(R): Consolidation of Variable Interest Entities, an interpretation of ARB 51 (‘‘FIN 46R’’).

Kunming JV, Taiyuan JV and Hetong have been consolidated in these financial statements as of the date of their formation as described below.  The operations of Kunming JV and Hetong and activity under the arrangements described below commenced on October 1, 2008. The operations of Taiyuan JV commenced on January 1, 2009.

All significant intercompany accounts, transactions and cash flows are eliminated on consolidation.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 1 – ORGANIZATION  (CONT’D)

Establishment of Joint Ventures between ANT and the PRC TV Stations

Establishment of Joint Ventures.  In 2008, China Networks established certain equity joint ventures with the state owned PRC TV Stations through its Hong Kong wholly-owned subsidiary, ANT.  ANT established the equity joint venture Taiyuan JV with China Yellow River TV Station in Shanxi Province in June 2008; and established an equity joint venture Kunming JV with Kunming TV Station in Yunnan Province in July 2008 (Taiyuan JV and Kunming JV are collectively referred to as the “JV Tech Cos”, and China Yellow River TV Station and Kunming TV Station are collectively referred to as the “PRC TV Stations”).  ANT holds 50% equity interest in the Kunming JV and Taiyuan JV, respectively, and Kunming TV Station and China Yellow River TV Station own the remaining 50% of the respective JV Tech Cos.  Under the terms of the Kunming JV agreement,

Kunming TV Station will contribute certain assets and contractual rights (see Exclusive cooperation agreement below) with a fair value of RMB150 million (approximately $21,900,000) and ANT will contribute an equal amount in cash.  Kunming TV Station and ANT have contributed 100% and 50%, respectively, of their obligations under this agreement at both December 31, 2009 and December 31, 2008.  ANT is required to contribute the outstanding amount in twelve months after the establishment of Kunming JV. ANT has entered into a supplemental agreement with Kunming TV Station to extend the payment schedule of the outstanding cash contribution until April 30, 2010.  Under the terms of the Taiyuan JV agreement, China Yellow River TV Station will contribute certain assets and contractual rights (see Exclusive cooperation agreement below) with a fair value of RMB45 million (approximately $6,600,000) and ANT will contribute an equal amount in cash.  China Yellow River TV Station and ANT have contributed 100% of their obligations under this agreement at December 31, 2009; and 100% and 40%, respectively, at December 31, 2008.

Exclusive Cooperation Agreement.    Pursuant to the Exclusive Cooperation Agreement between the JV Tech Cos and the PRC TV Stations, the PRC TV Stations have exclusively and irrevocably granted to the JV Tech Cos the right to carry out advertising operations on its channels, and to provide to the JV Tech Cos all necessary and relevant support, as well as most-favored terms for the conduct of the advertising business. The PRC TV Stations share their resources with the JV Tech Cos, including, but not limited to, all client information (e.g. databases). Under the terms of this agreement, the PRC TV Stations will not engage any other party in any similar agreements. As such, the JV Tech Co’s have the exclusive right to carry out advertising business on PRC TV Stations’ channels.

Kunming JV and Kunming TV Station entered into such Exclusive Cooperation Agreement on August 6, 2008, while Taiyuan JV and China Yellow River TV Station entered such Exclusive Cooperation agreement on July 17, 2008.

Establishment of Trustee Company.   In August 2008, Hetong, the trustee company, established two domestic advertising companies with Kunming TV Station and China Yellow River TV Station, under the respective name of Kunming Kaishi Advertising Co., Ltd. (“Kunming Ad Co.”) and Taiyuan Guangwang Hetong Advertising Co., Ltd. (“Taiyuan Ad Co.”) (Kunming Ad Co. and Taiyuan Ad Co. are collectively referred to as the “JV Ad Cos”). Hetong is 100% owned by two PRC nationals, who are the trustees.

In order to comply with current PRC laws limiting foreign ownership in the television advertising industry, China Networks’ operations are conducted through direct ownership of ANT and through contractual arrangements with Hetong. China Networks does not have an equity interest in Hetong, but instead derives indirect economic benefits from Hetong through a series of contractual arrangements.  Through these arrangements, ANT controls Hetong, which in turn owns 50% of Kunming Ad Cos, and 50% of Taiyuan Ad Co. established with PRC TV Stations. The JV Tech Cos collect the television advertising revenue earned by the JV Ad Cos pursuant to an Exclusive Services Agreement, using assets transferred from PRC TV Stations to the JV Tech Cos pursuant to an Asset Transfer Agreement.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 1 – ORGANIZATION  (CONT’D)

Establishment of Joint Ventures between ANT and the PRC TV Stations (Cont’d)

Asset Transfer Agreements.   Kunming TV Station and Kunming JV entered into an Asset Transfer Agreement on August 11, 2008, under which Kunming TV Station will transfer certain of its assets and contractual rights to Kunming JV, valued at RMB150 million, and Kunming JV will pay the same to Kunming TV Station. China Yellow River TV Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd. (“Taiyuan JV”) also entered into such Asset Transfer Agreement on July 17, 2008, under which China Yellow River TV Station will transfer certain of its asset and contractual rights, valued at RMB45 million, to Taiyuan JV, and the same consideration will be paid by Taiyuan JV. All governmental, statutory and other approvals required for the transfer of these assets were obtained as of the date of the first transfer in August 2008.  At December 31, 2009, Taiyuan JV paid China Yellow River TV Station RMB45 million (approximately $6.6 million) for purchase of program rights under this agreement.  RMB85 million (approximately $12,4 million) was paid under the Kunming Asset Transfer Agreement as of December 31, 2009.

Exclusive Services Agreement.    Pursuant to the Exclusive Services Agreement between the JV Tech Cos and the JV Ad Cos, the JV Tech Cos will be the sole and exclusive provider of services to JV Ad Cos relating to technical support for the production of advertising and advertising consulting. In addition, the JV Ad Cos will be the sole and exclusive advertising agent to the JV Tech Cos and will grant to the JV Ad Cos agency rights for all advertising under the exclusive right to carry out advertising operations, granted by the corresponding PRC TV Stations to the JV Tech Cos in accordance with the Exclusive Cooperation Agreement. Under the terms of the Exclusive Services Agreement, the JV Ad Cos will pay the service fee to the JV Tech Cos as accrued, in accordance with the JV Tech Cos’ regular invoices. As such, all of the JV Ad Cos’ pre-tax revenue (less the relevant business tax) generated during the term of this agreement and relating to the marketing of advertising and other operations will be transferred to the JV Tech Cos as the service fee.

Kunming JV and Kunming Ad Co. entered into an Exclusive Services Agreement on August 6, 2008, while Taiyuan JV and Taiyuan Ad Co. entered into an Exclusive Services Agreement on July 17, 2008.

FIN 46R addresses financial reporting for entities over which control is achieved through a means other than voting rights. In accordance with the requirements of FIN 46R, China Networks has evaluated its relationships with the JV Ad Cos.  The JV Ad Cos are considered variable interest entities (‘‘VIEs’’) as defined by FIN 46R. Through contractual arrangements with JV Ad Cos through Hetong, China Networks is considered the primary beneficiary of the JV Ad Cos as China Networks absorbs a majority of the risk and rewards of those entities.  As such, China Networks consolidates the financial statements of the JV Ad Cos pursuant to FIN 46R as of the date their formation as described above.

Going Concern and Management’s Plans

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty. For the year ended December 31, 2009, the Company incurred a net loss of approximately $1,672,000 and had negative working capital of approximately $32,240,000. For the year ended December 31, 2009, the Company has net cash used in operating activities of approximately $2,320,000.  The Company’s business plan is dependent upon additional financings.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The accompanying unaudited consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”), using the accrual basis of accounting.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Valuation of long-lived assets- The Company follows ASC 360, “Property, Plant and Equipment”. The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review.  The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value.  In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.  Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.  Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Fair Value of Financial Instruments - ASC 825, “Financial Instruments”, requires disclosing fair value to the extent practicable for financial instruments that are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash, accounts and other receivables, accounts payable, short-term loans, accruals and other payables, it was assumed that the carrying amounts approximate fair value because of the near term maturities of such obligations. The carrying amounts of long-term loans payable approximate fair value since the interest rate associated with the debt approximates the current market interest rate.

ASC 820, “Fair Value Measurements and Disclosures”. ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 delays the effective date of ASC 820 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company adopted the provisions of ASC 820 for financial assets and liabilities on January 1, 2008; there was no material impact on the Company’s financial position or results of operations at adoption.

Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

Restricted cash – Restricted cash represents cash held in Alyst’s checking account as at December 31, 2009, which is obligated to be used for repurchase of 30,000 CNIH common shares, as stipulated by the Amendment to Stock Purchase Agreement between shareholders and Alyst in July 2009.

Accounts receivable – Accounts receivable are stated at the amount management expects to collect from balances outstanding at the period end.  Allowances for doubtful accounts receivable balances are recorded when circumstances indicate that collection is doubtful for particular accounts receivable or as a general reserve for all accounts receivable.  Management estimates such allowances based on historical evidence such as amounts that are subject to risk and customer credit worthiness.  Accounts receivable are written off if reasonable collection efforts are not successful.

Management periodically reviews the outstanding account balances for collectability.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property and equipment – Property and equipment are stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred.   Depreciation and amortization are provided on the straight-line method based on the shorter of the estimated useful lives of the assets or lease term as follows:

Leasehold improvement                                                3 years
Furniture, fixtures and equipment                                5 years
Computer software                                                         1 year

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Revenue recognition – The Company has advertising revenue, net of agency commissions and sales tax, and advertisement production revenue. Advertising revenue is generated from advertising time-slots sold to advertising agencies or advertisers to broadcast their advertisements on television or radio channels. Advertisement production revenue is generated from service provided to advertisers in designing and producing video advertisements. Advertisement production revenue represented less than 10% of total net sales for the year ended December 31, 2009. The Company recognizes revenue on advertisement when advertisements are broadcast or when the advertisement production service is provided, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Net sales represent the invoiced value of services, net of business tax and agency commissions. The Company is subject to business tax which is levied on majority of the Company’s sales at the rate of 5.0-8.5% on the invoiced value of services.

The Company requires customers to prepay certain amounts, as determined by both parties, at the time the contracts are signed.  Customer deposits are recognized into revenue when the related service is provided or advertisement is aired and all other revenue recognition criteria are met.

Cost of revenue – The Company’s cost of revenue on advertising revenue includes amortization of purchased program inventory, costs to buy back certain advertising time-slots sold to agency companies which the Company’s advertising customers need, and cost of producing advertisements.

Comprehensive income (loss) – The Company follows the Statement of Financial Accounting Standard (“SFAS”) No. 130, Reporting Comprehensive Income. Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the Company, comprehensive income (loss) for the periods presented includes net income (loss) and foreign currency translation adjustments.

Income taxes- Alyst was subject to US federal, New York State and New York City taxes prior to the redomestication to the BVI through a merger with CNIH. China Networks was originally incorporated in the Cayman Islands and subsequently reincorporated in the BVI.  China Networks is not subject to income taxes under the current laws of the Cayman Islands or BVI.  PRC entities are subject to the PRC Enterprise Income tax at the applicable rates on taxable income at the commencement of operations.

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes.  Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.  Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end.  A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

Foreign Currency- The functional currency of each foreign operation is the local currency. The consolidated financial statements of the Company are presented in United States Dollars (“US$”). Transactions in foreign currencies during the year are translated into US$ at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies on the balance sheet date are translated into US$ at the exchange rates prevailing on that date. Gains and losses on foreign currency transactions (if any) are included in the statement of operations.

The JV Tech Cos and JV Ad Cos translate their assets and liabilities into US$ at the current exchange rate at the end of the reporting period. Revenues and expenses are translated into US$ using the average exchange rate during the period. Gains and losses that result from the translation are included in other comprehensive loss.

Earnings per Common Share – The Company follows ASC 260, Earnings per Share, resulting in the presentation of basic and diluted earnings per share.  Diluted earnings per common share assume that outstanding common shares were increased by shares convertible from preferred stock. Since the Company’s common stock equivalents are not dilutive for the year ended December, 2009 and 2008, the basic and diluted earnings per share for those periods are the same.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Use of estimates - The preparation of the Company’s financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to valuation of program rights and intangible assets, preferred stock valuation, discount on promissory notes, allowance for uncollectible accounts receivable, depreciation, useful lives of property, taxes, and contingencies. These estimates may be adjusted as more current information becomes available and any adjustment could be significant.  Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Non-controlling interest in consolidated financial statements – In December 2007, the FASB issued authoritative guidance related to noncontrolling interests in consolidated financial statements, which was an amendment of ARB No. 51. This guidance is set forth in Topic 810 in the Accounting Standards Codification (ASC 810). ASC 810 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This accounting standard is effective for fiscal years beginning after December 15, 2008. The Company adopted the presentation and disclosure requirements of ASC 810 retrospectively to the December 31, 2008 financial statements.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued ASC 805, “Business Combinations”. ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for the Company beginning January 1, 2009 and the Business Combination described above is accounted for in accordance with ASC 805.

In December 2007, the FASB issued ASC 810, “Consolidation”. Non-controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51. ASC 805 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. ASC 805 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company adopted ASC 805 on January 1, 2009 and non-controlling interests are now classified as stockholders’ equity, a change from its previous classification between liabilities and stockholders’ equity.  Earnings attributable to non-controlling interest are included in net income, although such earnings continue to be deducted to measure earnings per share.  Non-controlling interest presentation has been reclassified for all periods presented.

In March 2008, the FASB issued ASC 815, “Derivative and Hedging”, which is effective January 1, 2009. ASC 815 requires enhanced disclosures about derivative instruments and hedging activities to allow for a better understanding of their effects on an entity’s financial position, financial performance, and cash flows. Among other things, ASC 815 requires disclosures of the fair values of derivative instruments and associated gains and losses in a tabular formant.  ASC 815 is not currently applicable to the Company since the Company does not have derivative instruments or hedging activity.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). This Standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. FAS 162 directs the hierarchy to the entity, rather than the independent auditors, as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with generally accepted accounting principles. The Standard is effective 60 days following SEC approval of the Public Company Accounting Oversight Board amendments to remove the hierarchy of generally accepted accounting principles from the auditing standards. FAS 162 is not expected to have an impact on the financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recently Issued Accounting Pronouncements (Cont’d)

In April 2008, the ASC 350, “Intangible Assets - Goodwill and Other”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350.  The adoption of this FSP on January 1, 2009 does not have an impact on the Company’s financial result for the year ended December 31, 2009 as the Company did not acquire additional intangible assets during this period.

In June 2008, the FASB issued ASC 260, ”Earning per Share”. This FSP provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The Company does not currently have any share-based awards that would qualify as participating securities. Therefore, application of this FSP does not have an effect on the Company’s financial reporting.

In May 2008, the FASB issued ASC 470-20, ”Debt with Conversion and Other Options”. ASC 470-20 is effective for the Company on January 1, 2009. The FSP includes guidance that convertible debt instruments that may be settled in cash upon conversion should be separated between the liability and equity components, with each component being accounted for in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest costs are recognized in subsequent periods. ASC 470-20 is not currently applicable to the Company since the Company does not have convertible debt.

On January 1, 2009, the Company adopted ASC 323, “ Equity Method and Joint Ventures”, which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The Company does not currently have any investments that are accounted for under the equity method. The adoption of ASC 323 did not have an impact on the Company’s consolidated financial statements.

On January 1, 2009, the Company adopted ASC 350-30, ”General Intangibles Other than Goodwill”. ASC 350-30 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. ASC 350-30 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. The Company currently does not have any defensive intangible assets.

In May 2009, the FASB issued guidance within Topic 855-10 relating to subsequent events.  This guidance establishes principles and requirements for subsequent events.  This guidance defines the period after the balance sheet date during which events or transactions that may occur would be required to be disclosed in a company’s financial statements.  Public entities are required to evaluate subsequent events through the date that financial statements are issued.  This guidance also provides guidelines in evaluating whether or not events or transactions occurring after the balance sheet date should be recognized in the financial statements.  This guidance requires disclosure of the date through which subsequent events have been evaluated. Adoption of this standards did not result in significant changes in the subsequent events that we are required to recognize or disclosure in our financial statements.

The Group accounts for and discloses events that occur after the balance sheet but before financial statements are issued or are available to be issued through March 29, 2010.

NOTE 3 – OTHER RECEIVABLES AND PREPAID EXPENSES

Other receivables and prepaid expenses are summarized as follows:

	December 31, 2009	December 31, 2008
Prepaid program inventory	$873,479	$201,599
Deposits	29,657	33,580
Prepaid expenses	821,520	22,609
Due from staff	37,371	13,988
Prepaid income tax	363,952	-
	$2,125,979	$271,776

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 4 – OTHER RECEIVABLES FROM TV STATIONS

As of December 31, 2009 and December 31, 2008, other receivables from TV Stations consist of $422,527 and $86,151 due from Kunming Television Station, a non-controlling interest shareholder of Kunming Ad Co.  The other receivables balance represent payments made by Kunming Ad Co on behalf of Kunming Television Station for television programs purchased by Kunming Television Station prior to October 1, 2008, commencement date of Kunming Ad Co.’s operation and advertisement income collected by Kunming Television Station on behalf of Kunming JV Ad Co.

Other receivables from TV Stations as of December 31, 2009 and 2008 also consist of $2,039,784 and $252,302 due from China Yellow River Television Station, a non-controlling interest shareholder of Taiyuan Ad Co, respectively.  The receivables consist of $345,179 and $252,302 non-interest bearing advance to China Yellow River Television Station for working capital purposes and $1,694,605 and $0 customer payments collected by Yellow River Television Station on behalf of Taiyuan Ad Co as of December 31, 2009 and 2008, respectively.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31, 2009	December 31, 2008
At cost:
Leasehold improvements	$19,014	$57,326
Furniture, fixtures and equipment	120,480	36,018
Vehicle	103,285	-
Computer software	16,089	2,797
Total	$258,868	$96,141

Less: accumulated depreciation	(32,206)	(400)
Net book value	$226,662	$95,741

NOTE 6 – PROGRAM INVENTORY

Program inventory consists of program licenses acquired from third parties for the right to broadcast certain programs during the license period.  These programs are amortized over their license period, generally two years and record as cost of revenue. Amortization expense related to program inventory were $2,682,334 and $614,364 for the year ended December 31, 2009 and 2008, respectively.

NOTE 7 –PROGRAM RIGHTS AND INTANGIBLE ASSETS, NET

	December 31, 2009	December 31, 2008
Program rights	$180,801	$180,352
Less: accumulated amortization	(180,801)	-
	$-	$180,352

Intangible assets	$28,339,646	$28,269,358
Less: accumulated amortization	(1,979,660)	(670,371)
	$26,359,986	$27,598,987

Program rights represent (1) programs that were contributed by the PRC TV Stations to the JV Tech Cos as capital, and (2) programs purchased by the JV Tech Cos from the PRC TV Stations in accordance with the joint venture and asset transfer agreements, respectively. Program rights are carried at cost and are amortized over their expected useful life of one year.  Amortization expense on the program rights totaled $180,801 and $0 for the year ended December 31, 2009 and 2008, respectively.  There was no amortization of program rights in 2008 as the program rights have not yet been broadcast, the program rights were fully amortized during 2009.  The programs included in program rights are those originally produced by the PRC TV Stations and the JV Tech Co’s have ownership of the program rights pursuant to the joint venture and asset transfer agreements.

The fair value of the remaining capital contribution from the PRC TV Station is included in intangible assets related to the contractual rights described below.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 7 –PROGRAM RIGHTS AND INTANGIBLE ASSETS, NET (CONT’D)

Intangible assets represent the contractual right to operate the advertising business. Intangible assets are evaluated periodically to determine if expected cash flow generate from the advertising business is sufficient to cover the unamortized portion of the intangible assets. To the extent that expected cash flow is insufficient, the intangible assets are written down to their net realizable value. Intangible assets are expected to be amortized on a systematic basis over the lives of the Exclusive Cooperation Agreements of 20 and 30 years for Kunming JV and Taiyuan JV, respectively.  Amortization expense on the intangible assets totaled $1,306,878 and $670,371 for the year ended December 31, 2009 and 2008, respectively. Expected amortization totals approximately $1,304,000 each year in 2010 through 2013, and approximately $21,077,000 in the years thereafter through 2038.

NOTE 8 – OTHER PAYABLE

Other payable consists of the following:

	December 31, 2009	December 31, 2008
Deposits from advertising agencies	$2,569,765	$8,754
Others	24,025	4,450
	$2,593,790	$13,204

Deposits from advertising agencies are security deposits from agencies to ensure the Company has financial resources to collect the overdue payments of agencies or as a penalty if agencies violate agency agreements.  The deposits are renewed every year.  Deposits are used to offset receivable from agencies upon termination of the agency relationship with the Company.

NOTE 9 – OTHER PAYABLE TO TV STATIONS

	December 31, 2009	December 31, 2008
Other payable to PRC TV Stations for purchase of
intangible assets under the Asset Transfer Agreement	$9,529,952	$14,881,387
Other payable to Kunming Television Station	1,331,061	1,187,459
Other payable to China Yellow River Television Station	538,147	41,670
	$11,399,160	$16,110,516

As of December 31, 2009, other payable to Kunming Television Station represents purchase of program inventory of $1,239,548 paid by Kunming Television Station prior to October 1, 2008 on behalf of Kunming Ad Co and penalty of $91,513 to be paid by ANT due to the late payment of capital contribution to Kunming Tech Co.  Other payable to China Yellow River Television Station represents $11,616 employee payroll that China Yellow River Television Station paid on behalf of Taiyuan Tech Co. and $526,531 reimbursement of Yellow River Television Station’s cost of purchase of TV programs and broadcasting and administrative expenses.

As of December 31, 2008, other payable to Kunming Television Station represents purchase of program inventory paid by Kunming Television Station prior to October 1, 2008 on behalf of Kunming Ad Co.  Other payable to China Yellow River Television Station represents customer payments that Taiyuan Ad Co. collected on behalf of China Yellow River Television Station but has not remitted as of December 31, 2008.

NOTE 10 – ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31, 2009	December 31, 2008
Placement fee payable	$-	$960,000
Income tax payable	614,931	324,871
Business and other taxes payable	383,417	306,376
Accrued expenses	538,421	458,021
Accrued salary	232,434	72,483
	$1,769,203	$2,121,751

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
NOTE 10 – ACCRUED LIABILITIES (CONT’D)

Pursuant to the purchase agreement of the bridge loan financing, the Company is obligated to pay to the placement agent a percentage of the gross proceeds, totaling $1,960,000, as placement fees for securing the investment and in non-accountable expenses.  $1,000,000 of the fee was paid from the proceeds received from the bridge loan financing.  The remaining $960,000 would be paid by the Company upon the earlier of the consummation of the Business Combination (Note 1) or upon the 24th month anniversary of the closing of the bridge loan.  However, placement agent has waived the remaining balance after the consummation of the Business Combination. As a result, a gain on cancellation of accrued liability was recorded.

NOTE 11 –DEBT AND EQUITY BRIDGE FINANCING

	December 31, 2009	December 31, 2008
Notes payable	$25,491,249	$27,990,200
Less: Unamortized discount	(169,359)	(3,181,470)
	$25,321,890	$24,808,730

On July 21, 2008, the China Networks issued an aggregate of promissory notes in the face value of $27,990,200 bearing interest at the rate of 10% per annum and 980,000 shares of Class A Preferred Stock with a par value of $0.0005 in exchange for proceeds of $28,000,000. Each share of preferred stock is convertible into one share of the Company’s common stock. The promissory notes are secured by a pledge of 50.1% of the outstanding common stock of the Company.

The promissory notes stipulated that since the merger between the Company and Alyst was consummated after March 31, 2009, one-half of the principal outstanding plus accrued interest is due eighteen months from the issuance of the promissory notes and the remaining one-half of the principal outstanding plus accrued interest is due thirty-six months from the issuance of the promissory notes.

The promissory notes payable accrues interest at 10% per annum on the unpaid principal amount.  Interest on the notes is payable annually in arrears.  Accrued interest as of December 31, 2009 and interest expense on the notes payable for the year ended are $3,738,716 and $2,625,484, respectively.  Accrued interest as of December 31, 2008 and interest expense on the notes payable for the year ended is $1,267,334.

Management determined that the fair value of the 980,000 Class A Preferred Stock on the issuance date was $5.27 per share, calculated using the Black-Scholes valuation model and the following assumptions: expected life of 30 years; volatility of 25%; risk free interest rate of 0%; common stock price of the Company of $5.28 per share on grant date. Using the relative fair value method, the Company allocated $23,641,059 of the gross proceeds to the promissory notes and $4,358,941 to Class A Preferred Stock.  The face amount of the promissory notes of $27,990,200 was reduced by debt discount of $4,358,941, resulting in an initial carrying value of $23,641,059.

Each share of Class A Preferred Stock has the right to receive a cash amount equal to $7.143 upon the consummation of business combination, plus deferred cash payments contingent upon the achievement of future net income.  As of December 31, 2009, the Company has accrued a liability of approximately $7 million due to these shareholders, with an offset to Additional Paid-in Capital and Accumulated Deficit.

After the merger between the China Networks and Alyst consummated on June 29, 2009, the Company has been negotiating with the notes holders to reach a debt restructuring plan. The Company estimated that the restructuring plan will be approved by the debt holders before April 2010. With estimated life of the bridge loan of approximately 18 months, the Company adopted the effective interest rate method to amortize the debt discount over the 18-month period and an effective monthly rate of 1.49%.  Discount on the notes payable is recorded as interest expense.  Interest expense resulted from the amortization of debt discount totaled $2,769,407 and $1,167,671 for the year ended December 31, 2009 and 2008, respectively.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 11 –DEBT AND EQUITY BRIDGE FINANCING (CONT’D)

In connection with the bridge loan financing, the Company incurred placement fee of 6% of the gross proceeds and issuance costs of 1% of gross proceeds to the placement agent, totaling $1,960,000, of which $1,000,000 has been paid from the proceeds received from the bridge loan in July 2008 and the remaining $960,000 fee has been waived as described in Note 10 above.  The Company also incurred other direct issuance costs of which $653,765 was also paid with proceeds from the bridge loan.  Of the total issuance costs of $2,613,765, $2,206,863 was allocated to debt issuance costs and recorded as deferred financing cost.  The remaining $406,902 was allocated to the preferred shares and netted with proceeds in additional paid in capital. For the year ended December 31, 2009 and 2008 amortization expense from accretion of issuance costs totaled $1,405,266 and $592,506, respectively.

On February 27, 2009, the Company paid $958,333 to certain notes holders to extinguish promissory notes with principal amounted to $2,498,951.  The notes holders waived interest accrued on the notes totaled $154,102.  The debt discount and deferred financing cost associated with the portion of the extinguished promissory notes were also written off during the year ended December 31, 2009.  As a result of the transaction, a gain on early retirement of promissory notes of $1,328,861 was recorded.  In connection with this transaction, the notes holders also transferred a total of $500,000 in principal amount of promissory notes and 105,000 shares of the preferred stocks to a third party.

NOTE 12 – RELATED PARTY TRANSACTIONS

Due to related parties

Amounts due to related parties consist of advances made to the Company or payments made behalf on the Company to finance development stage activities and other costs. The amounts due to related parties for such advances were non-interest bearing and had no stated repayment terms. Amounts due to related parties for such advances totaled $126,500 and $329,280 at December 31, 2009 and 2008, respectively.

In addition, at December 31, 2009, an amount of $7,000,140 represents payment due to former China Networks preferred shareholders, which was contingent upon the consummation of business combination, was also accrued.

Loan receivable from related parties

Loan receivable from related parties represent amount extended to the trustees after consolidation elimination of 100% of the registered capital of Hetong, as discussed in Note 1 under Establishment of Trustee Company. The loan receivable is non-interest bearing and due on demand.

Cutoff agreement with Kunming TV Station on transfer of operation

Fixed assets lease
On October 1, 2008, Kunming TV Station transferred the right to operate the advertising business to Kunming JV Ad Co.  According to the agreement, Kunming JV Ad Co. will lease certain fixed assets from Kunming TV Station.  For fixed assets that have been used for less than 5 years, the rental fee is RMB446,454 (approximately $65,100) for the period from October 1, 2008 to March 31, 2009, due at the end of March 2009.  For fixed assets that have been used for over 5 years, Kunming JV Ad Co. may use these fixed assets for free; however will be responsible for maintenance cost and the fixed assets must be returned to Kunming TV Station when they can no longer be used.  Kunming TV Station will be responsible for the purchase of specialized equipment in the future and lease the equipment to Kunming JV Ad Co.  A rental fee will be paid to Kunming TV Station, calculated based on 5 year straight-line depreciation method with 5% salvage value and payable every six months.  At the end of the 5 year depreciation period, Kunming JV Ad Co. may use the specialized equipment for free but will be responsible for maintenance cost.  For the year ended December 31, 2009 and 2008, fixed assets lease expense totaled $101,450 and $32,573, respectively.

Program cost paid but not aired
According to the agreement, program cost totaled RMB12,438,250 (approximately $1,814,700) that was paid by Kunming TV Station but hasn’t been aired yet as of October 1, 2008 is payable back to Kunming TV Station.  In 2009, program cost of RMB 600,000 (approximately $87,700) was returned to Kunming TV Station from a production company. As of December 31, 2009 and 2008, RMB11,268,100 (approximately $1,647,400) and RMB7,899,700 (approximately $1,152,500) of program inventory has been received.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 12 – RELATED PARTY TRANSACTIONS  (CONT’D)

Cutoff agreement with Yellow River TV Station on transfer of operation

Additional agreement signed in March 2009
In March 2009, an addendum to the cutoff agreement was signed relating to employee payroll expense. Due to the fact that some employees of Kunming JV Ad Co. will still need to perform some services for Kunming TV Station, Kunming JV Cos and Kunming TV Station have agreed that the payroll expense of these employees for the next three years starting from 2009 will be borne by Kunming TV Station, the total payroll expense shall not exceed RMB9,000,000 (approximately $1,314,700). Kunming TV Station’s share of the payroll expense will be paid via an offset with program cost paid but not aired that are included in other payable to Kunming TV Station. The relevant payroll expenses totaled RMB2,867,372 (approximately $419,206) for the year ended December 31, 2009.

Receivables collected on behalf of Kunming TV Station
As of October 1, 2008, there were RMB13,124,449 (approximately $1,914,800) of receivables for advertisements that were aired but Kunming TV Station has not received payments for yet.  These receivable will be collected by Kunming JV Ad Co. on behalf of Kunming TV Station and will remit the actual payments received on a monthly basis.  As of December 31, 2009, there was no balance due to Kunming TV Station.

Receipts in advance from customer collected by Kunming TV Station
As of October 1, 2008, there were RMB924,025 (approximately $134,800) receipts in advance collected by Kunming TV Station from customers for advertisements that have not been aired yet.  As of December 31, 2008, these advertisements were aired and recognized in revenue.  Kunming JV Ad Co has received all amounts due for advertisements aired by Kunming TV Station related to these receipts in advance as of December 31, 2009.

As of January 1, 2009, Yellow River TV Station transferred the right to operate the advertising business to Taiyuan JV Ad Co.

Receipts in advance from customer collected by Yellow River TV Station
As of January 1, 2009, there were RMB4,345,810 (approximately $634,800) receipts in advance collected by Yellow River TV Station from customers for advertisements that have not been aired yet.  As of December 31, 2009, advertisements amounted RMB2,138,200 (approximately $312,600) were aired and recognized in revenue.

Receivables collected on behalf of Yellow River TV Station
As of January 1, 2009, there were RMB285,617 (approximately $41,700) of receivables for advertisements that were aired but Yellow River TV Station has not received payments for yet.  These receivables were collected by Taiyuan JV Ad Co. on behalf of Yellow River TV Station and were offset with other receivables from Yellow River TV Station.

NOTE 13 – INCOME TAX

The enterprise income tax is reported on a separate entity basis.

BVI

China Networks Media, Ltd. was incorporated in the British Virgin Islands and is not subject to income taxes under the current laws of the British Virgin Islands.

PRC

The JV Tech Cos, JV Ad Cos, Hetong, Beijing Guangwang are subject to PRC income tax at the statutory tax rate of 25%.

The income tax provision consists of the following:

	Year ended
	December 31, 2009	December 31, 2008
Current tax	$2,021,298	$324,963
Deferred tax	617,628	312,728
	$2,638,926	$637,691

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 13 – INCOME TAX  (CONT’D)

The following is a reconciliation of the tax derived by applying the PRC Statutory Rate of 25% to the income before income taxes and comparing that to the recorded income tax provision:

	Year ended
	December 31, 2009	December 31, 2009

Expected income tax at PRC statutory rate 25%	$1,271,840	$(692,996)
Add: Parent company’s expenses not subject to PRC tax	1,484,378	1,280,729
Add: Losses at subsidiaries	125,551	57,863
Permanent difference	985	(7,906)
Unrecognised temporary difference	(243,828)	-
Income tax expense	$2,638,926	$637,691

The Company’s deferred tax assets and liabilities at December 31, 2009 and 2008 consisted of:

	December 31, 2009	December 31, 2008

Deferred tax assets – foreign NOL	$183,414	$57,863
Deferred tax assets – intangible assets	31,818	31,818
Total deferred tax assets	215,232	89,681
Less: valuation allowance	(215,232)	(89,681)
Net deferred tax assets	$-	$-

Deferred tax liabilities – intangible assets and
Program inventory	$930,356	$312,728
Net deferred tax liabilities	$930,356	$312,728

The Company has not recognized deferred tax assets relating to the net operating loss and temporary differences generated in its PRC subsidiaries because the Company does not expect to have taxable income in the respective subsidiaries to utilize these deferred tax assets.  The deferred tax valuation allowance increased $125,551 during the year ended December 31, 2009.

The Company adopted FIN 48, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

At December 31, 2009, Company’s management considered that the Company had no uncertain tax positions that affected its consolidated financial position and results of operations or cash flow, and will continue to evaluate for the uncertain position in future. There are no estimated interest costs and penalties provided in the Company’s financial statements for the year ended December 31, 2009.

NOTE 14 – SHAREHOLDERS’ EQUITY

China Networks was initially organized as a Cayman Islands company under the name of China Networks Limited on March 30, 2007, with 50,000 shares of common stock authorized at $1 par value.

On June 2, 2008, the China Networks changed its registered office to the British Virgin Islands and continued under the name China Networks Media, Ltd.  China Networks was authorized to issue 1,900,000 share of common stocks and 1,050,000 shares of Class A Preferred Stock, each with a par value of $0.0005 per share.  On the same day, the China Networks cancelled the 1,000 shares of common stock that were previously issued while it was a Cayman Islands company and issued 1,900,000 shares of common stock.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 14 – SHAREHOLDERS’ EQUITY (CONT’D)

China Network’s Class A Preferred Share had one voting right, a right to an equal share in any dividend paid by the China Networks, a liquidation preference of $0.01 per share, and was convertible into common stock without payment of any further consideration.  The number of common stock that Class A Preferred Shares may be converted into initially is determined by dividing the original purchase price of Class A Preferred Shares by the conversion price of Class A Preferred Shares; provided that the initial conversion price shall be the original purchase price, subject to adjustment upon occurrence of certain events as stated in the Company’s Memorandum and Articles of Association.

Upon consummation of the business combination among Alyst, CNIH, China Networks and its shareholders on June 29, 2009, CNIH had outstanding 12,927,888 ordinary shares, par value $0.0001 per share, 9,864,400 warrants, and an IPO Underwriters’ Purchase Option for 300,000 units, each unit containing one ordinary share and one warrant. As the result of consummation of the business combination, China Networks’ 1,900,000 common and 980,000 preferred shares issued and outstanding immediately prior to the business combination were converted automatically into 9,794,400 shares and another 253,488 shares were issued and held by Alyst’s underwriter for a total of 11,027,888 CNIH common shares; therefore China Networks shareholders own approximately 73% of voting equity interests of CNIH. The business combination is considered a reverse acquisition, which China Networks is the accounting acquirer.

Upon the consummation of business combination, each China Networks preferred share issued and outstanding immediately prior to the business combination has the right to receive a cash amount equal to $7.143. This payment obligation has been accrued as an amount of Due to Related Parties, with an offset to Additional Paid-in Capital and Accumulated Deficit.

In June 2009, Alyst and its shareholders of 5,702,384 common shares entered Stock Purchase Agreement for repurchase of those common shares by an aggregate price of $44,896,637, approximately $7.87 per share (the “Purchase Price”), at the closing of the business combination.  During period of July 1 and July 2, 2009, payments in total of $34,607,721 were paid to former Alyst shareholders of 4,396,604 shares.

In July 2009, the shareholders of the rest 1,305,780 shares entered Amendments to Stock Purchase Agreement (the “Amendment”) with CNIH, which stipulates that these shareholders have the right until five years after the date of the Amendment to exercise the right to receive the Purchase Price. As required by the Amendment, CNIH deposited $10,289,546, representing the aggregate Purchase Price of 1,305,780 shares, in a trust account in July 2009. In September 2009, shareholders of 1,275,780 shares among above mentioned 1,305,780 shares exercised the right to receive Purchase Price.

Warrants

After the redomestication merger with Alyst and business combination with China Networks, CNIH has had 9,864,400 warrants outstanding. Each warrant entitles the registered holder to purchase one share of ordinary shares at a price of $5.00 per share, subject to adjustment as discussed below, at any time commencing on the completion of the business combination. The warrants will expire at 5:00 p.m., New York City time on June 28, 2011. CNIH may call the warrants for redemption.

Purchase Option

In connection with Alyst’s IPO, an option to purchase up to a total of 300,000 units was issued to representatives of the underwriters, for $100.  The units issuable upon exercise of the option are identical to the units issued to the public in the IPO, except that the exercise price of the underlying warrants will be $10.00 per share.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 15 – CONCENTRATIONS, RISK AND UNCERTAINTIES

Customer concentration – The Company has the following concentrations of business with each customer constituting greater than 10% of the Company’s net sales:

	Year ended
	December 31, 2009	December 31, 2009

Kunming Fengyun Advertising Ltd.	23.5%	26.3%
Yunnan Hua Nian Advertising Ltd.	16.2%	16.6%
Qunyi Media Group	13.0%	10.5%
Yunnan Communications Radio and Television Advertisement Ltd.		10.5%

As at December 31, 2009, accounts receivable due from these customers totaled $3,463,233. The Company is not aware of any financial difficulties being experienced by its major customers.

Supplier concentration – The Company did not have any concentrations of business with each supplier constituting greater than 10% of the Company’s purchases for the year ended December 31, 2009.

Credit risk on cash and cash equivalents – The Company maintains its cash and cash equivalents in accounts with major financial institutions in the United States of America and the PRC, in the form of demand deposits and money market accounts. Deposits in banks may exceed the amounts of federal deposit insurance provided on such deposits. As of December 31, 2009 the Federal Deposit Insurance Corporation insured balances in bank accounts up to $250,000. At December 31, 2009, the uninsured balances amounted to approximately $10.1 million. The Company has not experienced any losses on its deposits of cash and cash equivalents.

NOTE 16– OPERATING RISK AND MARKET RISK

Foreign currency risk

Substantially all of the Company’s transactions are denominated in Renminbi, but a substantial portion of its cash is kept in U.S. dollars. Although the Company believes that, in general, its exposure to foreign exchange risks should be limited, its cash flows and revenues will be affected by the foreign exchange rate between U.S. dollars and Renminbi. It is possible that the Chinese government may elect to loosen further its current controls over the extent to which the Renminbi is allowed to fluctuate in value in relation to foreign currencies. The Company’s business and the price of its ordinary shares could be negatively affected by a revaluation of the Renminbi against the U.S. dollar or by other fluctuations in prevailing Renminbi-U.S. dollar exchange rates.

Company’s operations are substantially in foreign countries

Substantially all of the Company’s operations are in China. The Company’s operations are subject to various political, economic, and other risks and uncertainties inherent in China. Among other risks, the Company’s operations are subject to the risks of restrictions on transfer of funds; export duties, quotas, and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Operating Leases

In the normal course of business, the Company leases office space under operating leases agreements.  The operating lease agreements generally contain renewal options that may be exercised at the Company’s discretion after the completion of the base rental terms.

The Company rents equipment from the Kunming TV Station from October 2008 through 2020.  Equipment rental expense total approximately $190,000 from 2009 to 2013 and approximately $32,500 thereafter.  The Company also rents office space from China Yellow River TV Station for approximately $2,200 per year through June 2011.  Rent expense for the year ended December 31, 2009 totaled $205,349.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 17 – COMMITMENTS AND CONTINGENCIES (CONT’D)

Operating Leases (Cont’d)

The Company is obligated under operating leases requiring minimum rentals as follows:

2010	$88,005
2011	51,418
2012	49,358
2013	24,029
2014	5,324
Thereafter	27,236
$245,370

Deferred Cash Payments

According to the Merger Agreement by and among Alyst, China Networks, and its shareholders:

(i)
Each holder of China Networks shares as of the Business Combination effective time (each, a “Closing Holder”) shall be entitled to receive from CNIH deferred cash payments contingent upon the achievement by CNIH of the amounts of Net Income (as defined below) set forth below (the “Deferred Cash Payments”).

(ii)
CNIH agrees that the Closing Holders shall be entitled to receive from CNIH cash payments on or prior to December 31, 2009 equal to an aggregate amount of U.S. $3,000,000, solely and exclusively upon CNIH earning Net Income of at least U.S. $20,000,000 during the four fiscal quarters immediately preceding such payment, to be allocated among such holders based on their percentage ownership of the China Networks shares immediately prior to the Business Combination effective time (the “Percentage Allocations”).

(iii)	Deferred Cash Payments (Cont’d)

CNIH agrees that Closing Holders shall be entitled to receive from CNIH additional cash payments on or prior to December 31, 2010 equal to an aggregate amount of U.S. $3,000,000, solely and exclusively upon CNIH earning Net Income of at least U.S. $30,000,000 during the four fiscal quarters immediately preceding such payments, to be allocated among the holders of Company Shares in accordance with their respective Percentage Allocations.

(iv)
As used herein, “Net Income” means the net income of CNIH and its subsidiaries as determined in accordance with U.S. generally accepted accounting principles (“GAAP”) and on a pro forma basis, but excluding equity-based compensation charges, extraordinary one-time charges and charges related to the Business Combination or impairment of goodwill; provided that, with respect to any acquisitions of businesses or persons after the Business Combination effective time, in order for the net income generated by such acquired businesses or persons to be included in the foregoing definition of Net Income, such acquisitions must be accretive on a Net Income per share basis. In calculating Net Income per share, CNIH shall use CNIH’s audited or reviewed financial statements for the fiscal period in question. For the acquisition to be accretive, the pro forma Net Income per share on a post-acquisition basis must be greater than the pro forma Net Income per share immediately prior to the acquisition. As used herein, “pro forma basis” means that the Net Income will be calculated as if all such non-dilutive acquisitions completed during the year had occurred on the first day of that year.

(v)
Any Deferred Cash Payments due and payable pursuant to the foregoing shall be paid to Closing Holders on the later of (i) the date 30 days after preparation and completion of CNIH’s audited or reviewed financial statements for the fiscal period in question and (ii) the tenth business day after the determination of Net Income for purposes of this Agreement with respect to the fiscal period in question.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 17 – COMMITMENTS AND CONTINGENCIES (CONT’D)

Deferred Stock Payments

According to the Merger Agreement by and among Alyst, China Networks, and its shareholders:

(i)
Each Closing Holder of China Networks common stocks shall be entitled to receive deferred stock payments contingent upon the achievement by CNIH of the amounts of Net Income set forth below (the “Deferred Stock Payments”).

(ii)
CNIH agrees that the Closing Holders of China Networks common stocks shall be entitled to receive from CNIH an additional 2,850,000 newly issued CNIH shares solely and exclusively upon CNIH earning Net Income of at least U.S. $20,000,000 during the fiscal year ending December 31, 2009, to be allocated among the Closing Holders in accordance with their respective Percentage Allocations.

(iii)
CNIH agrees that the Closing Holders of China Networks common stocks shall be entitled to receive from CNIH an additional 3,075,000 newly issued CNIH shares solely and exclusively upon CNIH earning Net Income of at least U.S. $30,000,000 during the fiscal year ending December 31, 2010, to be allocated among the Closing Holders in accordance with their respective Percentage Allocations.

(iv)
CNIH agrees that the Closing Holders of China Networks common stocks shall be entitled to receive from CNIH an additional 3,075,000 newly issued CNIH shares solely and exclusively upon CNIH earning Net Income of at least U.S. $40,000,000 during the fiscal year ending December 31, 2011, to be allocated among the Closing Holders in accordance with their respective Percentage Allocations.

(v)
Any Deferred Stock Payments due and payable pursuant to the foregoing shall be issued to the Closing Holders of China Networks common stocks on the later of the (i) 30 days after preparation and completion of CNIH’s audited year-end financial statements for the fiscal period in question and (ii) tenth business day after the determination of Net Income for purposes of this Agreement with respect to the fiscal period in question.

(vi)
In the event that the Net Income target for any fiscal year is achieved during a fiscal year that is prior to the year corresponding to such Net Income target, the Closing Holders shall be entitled to receive, in addition to the Deferred Stock Payment for the then current fiscal year, the Deferred Stock Payment for any additional future fiscal year with respect to which the Net Income target has also been achieved.

Warrant Exercise Proceeds

According to the Merger Agreement by and among Alyst, China Networks, and its shareholders:

CNIH agrees that the China Networks common share Closing Holders and holders of China Networks Preferred Shares as of the Closing (“Preferred Share Closing Holders”) shall be entitled to receive from the Company, cash payments (the “Warrant Payments”) equal to a maximum aggregate amount of U.S. $19,110,000 and 10% of the aggregate gross proceeds received in the Financing from the bridge investors (Note 11), respectively, solely and exclusively upon CNIH’s receipt of cash proceeds from the exercise of the CNIH Warrants and the CNIH Insider Warrants (collectively, the “Warrants”). The Warrant Payments shall be allocated among such holders of Closing Holders and Preferred Share Closing Holders based on their percentage ownership of the sum of (a) the China Networks common shares, or (b) the China Networks Preferred Shares immediately prior to the Business Combination Effective Time (the “WEP Percentage Allocations”), as the case may be. Upon exercise of any Warrants, as soon as practicable after receipt of the actual cash proceeds received therefrom by CNIH (but in any event within 10 days) (the “Cash Proceeds”), CNIH shall make a cash payment to each Closing Holder and Preferred Share Closing Holder equal to 66% of the Cash Proceeds then available for distribution pursuant to the foregoing sentence multiplied by the WEP Percentage Allocation of such holder. The Company shall retain and apply to its general corporate purposes 34% of the Cash Proceeds. In no event shall the maximum aggregate amount payable to any such holder exceed (x) U.S. $19,110,000 or 10% of the aggregate gross proceeds received in the Financing from the bridge investors, as the case may be, multiplied by (y) the WEP Percentage Allocation of such holder (which aggregate amount, in the case of a Preferred Share Closing Holder, shall not exceed $50,000 for each 17,500 Preferred Shares owned as of the Closing).

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 18 – SUPPLEMENTARY NOTE TO THE CONSOLIDATED STATEMENTS OF CASH FLOW

On June 29, 2009,  there was business combination between China Networks International Holdings, Limited (the accounting acquiree, and China Networks Media, Limited, which is the accounting acquirer, The carrying amounts and fair value of identifiable assets and liabilities acquired are as follows:

Carrying amount and fair value
Cash	$1,449,122
Restricted Cash	44,896,637
Prepaid expense and income tax	365,531
Other payable	(60,674)
Accrued liabilities	(187,487)
Common shares subject to conversion	(44,896,637)

Net assets acquired	$1,556,492

Cash consideration paid	-

Net cash from business combination	$1,449,122

NOTE 19 – SUBSEQUENT EVENT

In January 2010, the Company’s wholly owned subsidiary, Advertising Networks Limited, entered into a supplemental agreement with Kunming TV that extends the deadline for the RMB 75 million required capital contributions to Kunming JV Tech Co. until April 30, 2010. Advertising Networks Limited has contributed RMB 26.25 million immediately after the conclusion of the supplemental agreement.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company [incorporated by reference to Exhibit D to the Company’s Report on Form 6-K, filed July 2, 2009 (SEC File No. 001-34395)]
2.1	Specimen Ordinary Share Certificate [incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
2.2	Form of Warrant [incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
2.3	Form of Warrant Agreement [incorporated by reference to Exhibit 4.1 to Alyst’s Registration Statement on Form S-1 (SEC File No. 333-138699)]
2.4	Form of Bridge Loan Promissory Note [incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.27
Purchase Agreement, dated as of July 21, 2008, by and among China Networks Media Ltd. and the investors listed therein [incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.28
Registration Rights Agreement, dated July 21, 2008, by and among China Networks Media Ltd. and the investors listed therein [incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.29
Share Pledge Agreement, dated as of July 21, 2008, by Kerry Propper and MediaInv Ltd. in favor of the persons and entities listed therein [incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.30
Escrow Agreement, dated June 19, 2008, between the Alyst Acquisition Corp., Chardan Capital Markets, LLC, Grushko & Mittman and the subscribers to China Networks Media Ltd.’s Bridge Loan [incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.31
Collateral Agent Agreement, dated July 21, 2008, by and between China Networks Media Ltd., Collateral Agents, LLC, the Investors listed therein, Kerry Propper and Clive Ng [incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.32
Form of Lock-up Agreement between Alyst Acquisition Corp., the Company and each of Kerry Propper, MediaInv. and Li Shuangqing [incorporated by reference to Exhibit C to the Company’s Report on Form 6-K, filed July 2, 2009 (SEC File No. 001-34395)]

4.33	Form of Service Agreement between Advertising Networks Ltd. and Li Shuangqing [incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.34
Framework Agreement between Advertising Networks Ltd. and China Yellow River Television Station, dated January 26, 2008 [incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.35
Supplementary Agreement between China Yellow River Television Station and Advertising Networks Ltd., dated May 22, 2008 [incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.36
Exclusive Services Agreement between Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd and Taiyuan Advertising Networks Advertising Co., Ltd, dated July 17, 2008 [incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

Exhibit No.	Description
4.37
Exclusive Cooperation Agreement between China Yellow River Television Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., dated July 17, 2008 [incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.38
Asset Transfer Agreement between China Yellow River Television Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., dated July 17, 2008 [incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.39
Equity Joint Venture Contract between China Yellow River Television Station and Advertising Networks Ltd., dated May 23, 2008 [incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.40
Framework Agreement between Advertising Networks Limited and Kunming Television Station, dated February 23, 2008, incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026).

4.41
Supplementary Agreement between Kunming Television Station and Advertising Networks Limited, dated May 23, 2008 [incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.42
Exclusive Services Agreement between Kunming Taishi Information Cartoon Co., Ltd. and Kunming Kaishi Advertising Co., Ltd., dated August 6, 2008 [incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.43
Exclusive Cooperation Agreement between Kunming Television Station and Kunming Taishi Information Cartoon Co., Ltd., dated August 6, 2008 [incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.44
Asset Transfer Agreement between Kunming Television Station and Kunming Taishi Information Cartoon Co., Ltd., dated August 11, 2008 [incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.45
Equity Joint Venture Contract between Kunming Television Station and Advertising Networks Ltd., dated May 14, 2008 [incorporated by reference to Exhibit 10.20 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.46
Trustee Arrangement Letter, by and between China Networks Media Ltd. and Li Shuangqing, dated May 1, 2008 [incorporated by reference to Exhibit 10.21 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.47
Trustee Arrangement Letter, by and between China Networks Media Ltd. and Guan Yong, dated May 1, 2008 [incorporated by reference to Exhibit 10.22 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.48
Exclusive Services Agreement between Beijing Guangwang Hetong Advertising & Media co., Ltd and Advertising Networks Technology Consulting Co., Ltd., dated May 1, 2008 [incorporated by reference to Exhibit 10.44 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.49
Amended Loan Agreement by and between Advertising Networks Ltd., Li Shuangqing and Guan Yong, dated October 7, 2008 [incorporated by reference to Exhibit 10.23 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.50
Amended Share Pledge Agreement between Advertising Networks Technology Consulting (Beijing) Co., Ltd., Li Shuangqing and Guan Yong, dated October 7, 2008 [incorporated by reference to Exhibit 10.24 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.51
Amended Share Purchase Option Agreement between Advertising Networks Ltd., Li Shuangqing, Guan Yong and Beijing Guanwang Hetong Advertising & Media Co., Ltd., dated October 7, 2008 [incorporated by reference to Exhibit 10.25 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.52
Form of 2008 Omnibus Securities and Incentive Plan [incorporated by reference to Annex H of the Company’s proxy statement/prospectus included in the Registration Statement on Form S-4 (SEC File No. 333-157026)]

8.1	List of the Company’s subsidiaries*
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*

Exhibit No.	Description
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*Filed herewith.