Form 20-F
period 2010-12-31
China Networks International Holdings Ltd
filed 2011-07-22
CIK 1443979

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Li Shuangqing
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2010): 41,019,998 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer  ☐       Accelerated Filer   ☐                                                      Non-Accelerated Filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒
International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐
Other ☐

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
 For the Fiscal Year Ended December 31, 2010

PART I

PART II

PART III

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Selected Consolidated Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of income data for the Company’s fiscal years ended December 31, 2010 and 2009, and the selected consolidated balance sheet data as of December 31, 2010 and 2009, have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected statement of income data for the fiscal year ended December 31, 2008, 2007 and 2006 and the balance sheet data as of December 31, 2008, 2007 and 2006 have been derived from our combined financial statements of the Company’s operating entities - Kunming Television Station-Advertising Centre and Yellow River Television Station-Advertising Centre that are not included in this annual report.

The consolidated financial statements for the years ended December 31, 2010 and 2009 are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained elsewhere herein.  The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

(In thousands of U.S. Dollars, except number of shares and per share data)

	Fiscal Year Ended December 31,
	2006 (audited)		2007 (audited)		2008 (audited)	2009 (audited)	2010 (audited)
Statement of Income Data:
Net Revenue		$14,861,899		$17,715,149	$4,344,012	$19,010,661	$22,289,808
Operating income (loss)		9,786,820		12,429,677	129,072	9,756,277	3,237,054)
Net income (loss) before income taxes and non-controlling interest		9.889.081		12,458,479	(2,771,982)	5,087,359	(78,427)

Net income (loss) before non-controlling interest		9,889,081		12,458,479	(3,409,673)	2,448,433	(670,527)
Net income (loss)		9,889,081		12,458,479	(4,537,064)	(1,672,454)	(3,070,783)
Weighted average ordinary shares		N/A		N/A	1,108,767	7,519,691	3,826,462
Weighted average number of diluted ordinary shares		N/A		N/A	1,108,767	7,519,691	32,826,462
Basic income (loss) per share	$	N/A	$	N/A	$(4.09)	$(0.22)	$(0.09)
Diluted income (loss) per share	$	N/A	$	N/A	$(4.09)	$(0.22)	$(0.09)

Balance Sheet Data:
Total current assets		$2,428,815		$3,670,398	$16,827,967	$20,869,835	$42,649,676
Total assets		2,428,815		3,670,398	46,269,330	52,019,042	48,923,840
Total current liabilities		2,177,276		2,995,317	45,384,962	53,110,643	23,631,483
Total liabilities		2,177,276		2,995,317	45,697,690	54,277,399	23,927,279
Non-controlling Interest		-		-	1,257,807	5,466,296	1,060,349
Shareholders’ equity (deficit)		251,539		675,801	(686,165)	(7,724,653)	23,936,212

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

Through our subsidiary, China Networks, we provide broadcast television services in the PRC, operating in partnership with local state-owned enterprises which have been authorized by the PRC government to control the distribution of broadcast TV services (referred to herein as the “PRC TV Stations”).  We rely heavily on our access to advertising time slots on the PRC TV Stations to broadcast clients’ advertisements.  Any unfavorable change in the PRC TV Stations’ advertising model, any changes that adversely affect their market position or any limitation on our access to desired television advertising time slots would materially adversely affect our results of operations and financial position.

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
• public transport advertising.

According to a new forecast from GroupM ( HYPERLINK "http://www.groupm.com/bulleting/press-release/groupm-forecasts-16-percent-ad-spending-increase-china-2010" http://www.groupm.com/bulleting/press-release/groupm-forecasts-16-percent-ad-spending-increase-china-2010), that ad spending in China would reach $49.6 billion in 2011, an 11 percent increase over projected spending in 2010. In dollar terms, 2010 growth is led by a 16 percent hike in projected spending on television advertising, which was expected to increase from $24 billion in 2009 to $28 billion this year.  The largest percentage gain came in the forecast for internet ad spending, which is expected to rise from $3 billion in 2009 to almost $4 billion in 2010, representing a 30 percent hike.

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

In 2008, China Networks established certain equity joint ventures with PRC TV Stations through its wholly-owned Hong Kong subsidiary, ANT. ANT established Taiyuan JV with China Yellow River TV Station in Shanxi Province in June 2008.  The respective historical operating results of Taiyuan TV stations’ advertising operations may not provide a meaningful basis for evaluating our  business, financial performance and prospects, particularly in view of the fact that the networks comprising our operations have historically been operated independently.

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

Our business may be adversely affected by certain events, natural disasters beyond our control, such as the magnitude 8.0 earthquakes that struck Sichuan Province in May 2008, or the recent global financial crisis. Many television stations in China significantly changed their programming after the earthquake to broadcast developments and rescue operations relating to the earthquake. All television channels in China ceased to broadcast any advertisements during a three-day national mourning period from May 19, 2008 to May 21, 2008. Certain television advertisements with content that was deemed to be inappropriate for broadcast during coverage of this tragic event were suspended in May and June 2008. Such unforeseen natural disasters may adversely affect advertisement spending of our clients who in turn may adversely affect our sales and results of operations.

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

We depend on our sales personnel to increase advertisers’ awareness, acceptance and utilization of our services, which are crucial to our revenues, business and growth. We currently have 7 employees in YR that directly engaged in sales. Consistent with the industry norm, we typically experience a high turnover rate among sales personnel, and there can be no assurance that our current sales personnel will remain effective or loyal.  We face intense competition for experienced sales personnel both from direct competitors and other advertising and media companies. Furthermore, we will need to continue expanding our sales force if our business continues to grow.  We may not be able to hire, retain, integrate or motivate an adequate number of qualified new sales personnel as we grow our business, which could disrupt our business and cause revenues to materially decrease.

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

A new employment contract law became effective on January 1, 2008 in China. It imposes more stringent requirements on employers in relation to entry into fixed-term employment contracts, recruitment of temporary employees and dismissal of employees. In addition, under the newly promulgated Regulations on Paid Annual Leave for Employees, which also became effective on January 1, 2008, employees who have worked continuously for more than one year are entitled to pay vacation ranging from 5 to 15 days, depending on the length of the employee’s service. Employees who waive such vacation entitlements at the request of the employer will be compensated for three times their normal daily salaries for each vacation day so waived. As a result of the new law and regulations, our labor costs may increase. There is no assurance that disputes, work stoppages or strikes will not arise in the future. Increases in the labor costs or future disputes with our employees could damage our business, financial condition or operating results.

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

The Company entered into an equity transfer agreement on September 2010 whereby ANT sold all of its equity ownership in the KM JV (50% equity stake) to Kunming TV Station, upon approval of the Chinese authorities. This discussion was initiated due to the recent restructuring of KM TV station, and the PRC government’s intent to integrate its television advertising assets.

As a result of the agreement, the total transfer price for the equity stake exchange was RMB 150,000,000 with the first installment of RMB 75,000,000 paid by Kunming TV on January 2011. After receiving relevant exchange payment approval from the PRC government, remaining funds have been designated to an overseas bank account into the U.S. with intent to disburse cash on quarterly payments until December 2011.

The Company gave notice on January 2011 for the redemption of its convertible debentures holders issued in April 13, 2010. The aggregate amount of the Debentures being redeemed represented the entire outstanding principal of the Debentures. In addition, the Company gave notice to pay all outstanding interest owed on the debentures in ordinary shares of the Company. On May 2011, the remaining funds were utilized for the redemption of its Preferred Shares.

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

Our Industry

According to a new forecast from GroupM (http://www.groupm.com/bulleting/press-release/groupm-forecasts-16-percent-ad-spending-increase-china-2010), that ad spending in China would reach $49.6 billion in 2011, an 11 percent increase over projected spending in 2010. In dollar terms, 2010 growth is led by a 16 percent hike in projected spending on television advertising, which was expected to increase from $24 billion in 2009 to $28 billion this year.  The largest percentage gain came in the forecast for internet ad spending, which is expected to rise from $3 billion in 2009 to almost $4 billion in 2010, representing a 30 percent hike.

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

Source: Advertising Expenditure Forecasts (2010.03), ZenithOptimedia p. 51

In the television advertising sector, China has not demonstrated the same weaknesses currently affecting the United States and Western Europe, namely the trends towards personal video recorders and other time-shifting devices, migration of viewers from premium mass-audience channels to cheaper specialist channels and competition from the internet. China’s total advertising expenditure in 2010 rose 13% from a year ago and now comprises over 76.0% of the total advertising market, representing approximately $68.56 billion in 2010, according to 2010 CTR Market Intelligence. China’s television advertising market has developed significantly over the last decade, and is expected to continue to grow in the coming years.

We expect to benefit from the following trends underlying the PRC TV advertising industry:

• According to the PRC National Statistics Bureau, the Total Retail Sales of Consumer Goods reaching RMB 15.5trillion in 2010..  This underlying dramatic expansion in consumption is expected to continue to drive growth in the advertising industry.

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

• Network business model. Our business model is also distinctive and robust as there are significant benefits that accrue from the collaborative association of multiple regional TV stations operations – essentially, the beneficial network effects of operating a number of TV advertising businesses. These benefits include factors such as ability to share certain costs, most importantly increased effectiveness in selling to national advertisers, and also across the many businesses a certain portfolio effect is created that insulates the overall business from volatility in any one market/subsidiary operation. These network effects are expected to increase as we expand our partnership arrangements.

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

Our Growth Strategy

We are committed to enhancing our sales, profitability and cash flows through the following strategies:

• Improve core business profitability in the Local JV Cos.  In order to maximize advertising sales and the effectiveness of its operations, we are in the process of implementing new incentive structures, bringing in new talent and senior managers, and significantly enhancing the skill base of the sales force Taiyuan through training and development programs. In addition, we are exploring ways of reducing the costs of advertising delivery – including by utilizing new storage/transmission technologies and exploiting economies of scale – as well as leveraging our network to offer advantageous pricing for advertising customers.

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

• Expand the network to include more TV station partners.  We are actively continuing to seek new opportunities to form partnerships with additional PRC TV Stations in other regions across China using the template operating and regulatory structure established Taiyuan.  We are also considering establishing relationships with advertising agencies to exploit unsold ad inventory.

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

Yellow River - Taiyuan City

Taiyuan is a prefecture-level city and the capital of Shanxi province, China. In 2010, the GDP in Taiyuan was RMB 177.8  billion, and the GDP per capita was RMB42,300. As of December 31, 2010, the population was 4.2  million, with urban residents constituting 85% of the population.

China Yellow River TV Station was established and officially approved by the State Council Information Office and the Ministry of the Radio, Film and TV in 1991. Yellow River TV Station is a professional radio and television broadcast organization which is run by the Radio and Television Bureau of Shanxi Province.  Its operation principle is to disseminate Chinese culture, introduce China to the world and facilitate China’s understanding of the world.  It has one TV Channel and one radio channel: Minsheng TV Channel and Art and Entertainment Radio Station.  Minsheng TV Channel reaches a population of approximately 30 million across Shanxi province, and its sister radio stations, Art and Entertainment Radio, reaches an approximately 23 million people. The Minsheng TV Channel is a general entertainment television channel offering a wide range of content.  The channel broadcasts programs 20 hours per day, of which it produces 2.5 hours per day in-house.  It is the only provincial terrestrial TV station, two-way cable channel covering the ground.  Its programs cover the entire Shanxi province and neighboring area, including Inner Mongolia, Shanxi, Henan and parts of Hebei, with more than 30 million potential viewers. Collectively, the Yellow River television and radio stations generated advertising sales revenues of $3.35 million in 2010 and net income of $642,800, of which approximately 14% of its revenues were generated from its radio channel. Yellow River TV Station sells advertising on the Minsheng TV and Art and Entertainment Radio Station.

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

In 2010, the percentage of revenue from advertising agencies and direct clients were as follows:

Channel	Source	Percentage of Revenue (%)
Minsheng TV Channel	Advertising Agency	59.2
	Direct Client	40.8
Arts and Entertainment Radio Station	Advertising Agency	25.5
	Direct Client	74.5

The broadcast characteristics of the Minsheng TV Channel and FM Station are as follows:

Channel	Broadcasting time of program (Daily)	Broadcasting time of advertisement (Daily)
Minsheng TV Channel	20 hours 10 minutes	3 hours 32 minutes
Arts and Entertainment Radio	24 hours	3 hours 05 minutes
Source: China Yellow River TV Station Management Data, 2010

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

Significant Customers

For the year ended December 31, 2010, two customers of Yellow River JV accounted for approximately 41.5 % of our revenues, as set out in the table below:

Customer	Contribution to Net Revenue	Percent of Net Revenue
Beijing MINGHESHIJI Media Ltd.	$1,200,979	31.1%
Shanxi China Mobil Ltd.	$400,435	10.4%

Beijing MINGHESHIJI Media Ltd. is an advertising agency of Yellow River JV and focuses on fast-moving consumer goods. Shanxi China Mobil Ltd is the direct client of Yellow River JV and focuses on telecommunication. Additional advertising is purchased within the specific market focus for the agency’s clients, subject to available time slots, within agreed price ranges and base amount. Contracts are subject to renewal annually and contain minimum amounts of advertising time which the agencies must purchase.

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

ANT and the PRC TV Stations each own 50% of the JV Tech Cos, the PRC joint ventures which hold the television assets transferred from PRC TV Stations and 50% of Taiyuan Ad Co., established with the PRC TV Stations.  The JV Tech Cos collect the television advertising revenue earned by the JV Ad Cos, using assets transferred from the PRC TV Stations, which own the remaining 50% of the JV Tech Cos.

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

April 13, 2010 Private Placement

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

Recent Developments

On March 4, 2011, we redeemed an aggregate of $11,000,000 of our outstanding convertible debentures due April 30, 2016, which were issued to certain investors in a private placement transaction that was consummated on April 13, 2010. The redeemed debentures represented the entire outstanding principal of the debentures issued in the private placement. In addition, we paid all outstanding interest owing on the debentures in 8,195,000 ordinary shares of the Company. The funds used to redeem the debentures were generated from the sale of our interest in the Kunming JV as discussed elsewhere in this report.

On May 12, 2011, we redeemed an aggregate of 4,028,690 of our Class A Preferred Shares at a per share price of $1.00.  The redeemed shares were issued to certain investors in a private placement transaction that was consummated on April 13, 2010, and accounted for approximately 25.18% of the total 16,000,000 Class A Preferred Shares outstanding.  In connection with the redemption of the Class A Preferred Shares, the Company paid an aggregate of $4.69 million on June 2011 to pay accrued and outstanding dividend payments owing on the Class A Preferred Shares.  The funds used to redeem the Class A Preferred Shares were generated from the sale of our interest in the Kunming JV as discussed elsewhere in this report

Important Factors Affecting our Results of Operations

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

• Government actions and regulations. Effective January 1, 2010, SARFT adopted new policy Nos. 61 and 71 which have increased restrictions to the type and length of TV advertising which is allowed to be broadcasted. As a result of these policies, total permitted adverting time has been reduced by 40-45%.

Taxation

BVI

CNIH is incorporated in the BVI. Under the current law of the BVI, CNIH is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the BVI.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax from 2007 to 2010. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

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

Results of Operations for continuing operations

Comparison of Fiscal Years Ended December 31, 2010 and 2009

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	Year Ended December 31, 2010		Year Ended December 31, 2009
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
Revenue	$3,751,410	100%	$4,217,296	100%
Cost of revenue	2,394,173	63.8%	1,478,202	35.1%
Gross profit	1,357,237	36.2%	2,739,094	64.9%

Selling expenses	19,903	0.5%	-	-%
General and administrative expenses	2,253,785	103.3%	2,278,538	54.0%

Income (loss) from operations	(916,451)	(67.6%)	460,556	10.9. %

Other income and (expenses)
Interest income	25,911	0.7%	44,165	1.0%
Interest expense	(1,790,304)	(4.5%)	(6,800,158)	(161.2%)
Other income (expenses)	(9,023)	(0.2%)	(327,625)	(7.8%)
Gain on extinguishment and cancellation of debt	5,576,855	148.7%	1,328,861	31.5%
Waiver of accrued liability	-		960,000	22.8%

Income (loss) before income tax and non-controlling interests	2,886,988	76.9%	(4,334,201)	(102.8%)

Net Revenue. The net revenue for the year ended December 31, 2010 was $3,751,410, a decrease of $465,886 or 11%, as compared to the net revenue of $4,217,296 in the year ended December 31, 2009. The decrease was due to effective January 1, 2010, SARFT has adopted new policy Nos. 61 and 71 which have increased restrictions to the type and length of TV advertising which is allowed to be broadcasted. As a result of these policies, total permitted advertising time has been reduced by 40-45%. In the past two years, Taiyuan JV has very litter inventory for quality TV programs that has caused less competitive strength for audience rating, and audience rating is the direct influence for the revenue. During 2010, we assessed the potential impairment of our intangible assets, the contractual right to operating the advertising business, with the new policy from SARFT. We concluded there is no impairment on our intangible assets based on the discounted future cash flows which have been adjusted with the new circumstance.

Cost of Revenue. Cost of revenue in 2010 was $2,394,173, an increase of $915,971 or 62% as compared to the cost of revenue for the year ended December 31, 2009. The significant increase was mainly due to the program fee charged by Yellow River TV Station, which had increased from RMB 800,000 to RMB 1,250,000 per month. According to the agreement, following the first of year of business operations, Yellow River TV Station understated the total costs of the program fees. As a result, Yellow River TV Station has negotiated an increased of RMB 450,000 for the program fee per month.

Gross Profit and Gross Margin. Gross profit decreased $1,381,857, or 50%, to $1,357,237 in the fiscal year ended December 31, 2010 from $2,739,094 in 2009. Gross profit as a percentage of net revenue was 36% and 65% for the fiscal years ended December 31, 2010 and 2009, respectively.

General and Administrative Expenses.  General and administrative expenses include salaries and benefits for our employees, including our advertising sales force, as well as costs and expenses associated with office, utilities, transportation, travel and other costs and expenses related to legal, accounting and other costs associated with regulatory filings. The general and administrative expense for 2010 was $2,253,785, a decrease of $24,753 or 1%, as compared to 2009.  The increase is primarily as a result of the increase in legal and consulting services in preparation for the $11 million convertible debt financing.

Interest Income. Interest income in 2010 was $25,911 compared with $44,165 in 2009. The decrease in interest income is due to the fact that the Company consummated a $28 million bridge financing in 2008 and the fund was paid to JVs in several installments which led to lower bank balances kept.

Interest Expense. Interest expense in 2010 was $1,790,304 compared with $6,800,158 in 2009. The decrease of $5,009,854 is due to the cancellation of 28 million notes payable which has occurred in the second quarter of 2010.

Other Income (expenses). Other income (expense) principally includes foreign exchange gain or loss, gains on cancellation of liabilities and disposal of fixed assets. In 2010, gains from extinguishment of debt and cancellation of accrued liabilities totaling $5,576,855 were recognized as a result of the cancellation of the 28 million notes payable.

On April 13, 2010, in connection with the consummation of the convertible debentures, as described  below, the Company cancelled all existing promissory notes in aggregate principal amount of $25,500,000 in exchange for the pro rata issuance of an aggregate of 23,000,000 ordinary shares of the Company and 16,000,000 Class A Preferred Shares of the Company.  The notes holders waived interest accrued on the notes totaled $4,484,159.  The 980,000 common stock holders waived the right to receive a cash amount equal to $7.143 per share in aggregate principal amount of $7,000,140. Mr. Kerry Propper agreed to cancel 2,000,000 out of his 2,429,635 common shares of China Networks. As a result of the transaction, a gain on early retirement of promissory notes of $12,925,548 was recorded and was computed as follows:

Fair value of common share issued on conversion	$8,050,000
Fair value of Class A preferred Share issued on conversion	16,000,000
Less: Carrying amount of
Note payable	(25,491,249)
Accrued expenses	(4,484,159)
Payable to former China Networks stock holders	(7,000,140)
Gain on extinguishment of debts	$(12,925,548)
Less: Gain recognized as capital contributions	7,348,693
Gain recognized in the statement of operations	(5,576,855)

The payable to former stockholders of $7,000,140 was recorded as a capital contribution.  Consistent with the guidance in ASC 470-50-40-2 extinguishment transactions with related parties are considered capital transactions.  Accordingly, in the remaining gain of $5,925,408, approximately 5.88% (i.e. $348,553) was regarded as related parties transaction and accordingly was recorded as a capital contribution.  The balance of $5,576,855 was recorded as a gain on debt restructuring in the statements of operations.

Comparison of Fiscal Years Ended December 31, 2009 and 2008

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	Year Ended December 31, 2009		Year Ended December 31, 2008
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
Revenue	$4,217,296	100%	$-	N/A
Cost of revenue	1,478,202	35.1%	-	N/A
Gross profit	2,739,094	64.9%	-	N/A

Selling expenses	-	-%	-	N/A
General and administrative expenses	2,278,538	54.0%	2,431,217	N/A

Income (loss) from operations	460,556	10.9. %	(2,431,217)	N/A

Other income and (expenses)
Interest income	44,165	1.0%	114,145	N/A
Interest expense	(6,800,158)	(161.2%)	(3,027,511)	N/A
Other income (expenses)	(327,625)	(7.8%)	4,414	N/A
Gain on extinguishment and cancellation of debt	1,328,861	31.5%	-	N/A
Waiver of accrued liability	960,000	22.8%	-	N/A

Loss before income tax and non-controlling interests	(4,334,201)	(102.8%)	(5,340,169)	N/A

General and Administrative Expenses. General and administrative expenses include salaries and benefits for our employees as well as costs and expenses associated with office, utilities, transportation, travel and other costs and expenses related to legal, accounting and other costs associated with regulatory filings. The general and administrative expense for 2008 was $2,278,538, a decrease of $152,679 or 6.3%, as compared to 2008. The decrease is primarily as the Company’s operating activities started from March 30, 2007 (inception date) to September 30, 2008 and all the General and Administrative Expenses were limited and related to its formation, and professional fees and expenses associated with its acquisition activities. The Company only began to generate revenue from the Kunming JV as of October 1, 2008 and from the Yellow River JV as of January 1, 2009.

Interest Expense. Interest expense in 2009 was $6,800,158 compared with $3,027,511 in 2008. The increase of $3,772,647 is due to interest expense that began to accrue in July 2008 when such debt was first incurred.

Other Income (expenses). Other income (expense) principally includes foreign exchange gain or loss, gains on cancellation of liabilities and disposal of fixed assets.

In 2009, gains from extinguishment of debt and cancellation of accrued liabilities totaling $1,328,861 were recognized as a result of the Company buying back some of its debt at a discount as well as the cancellation of $960,000 owed to Chardan.

Results of Operations for Discontinued Operations

At the fourth quarter of 2010, China Networks discontinued its business operations in Kunming.

	Year ended	Year ended	Year ended
	December 31, 2010	December 31, 2009	December 31, 2008

NET REVENUE	18,106,511	14,793,365	4,344,012
COST OF REVENUE	11,013,536	2,855,221	950,257
Gross profit	7,092,975	11,938,144	3,393,755

OPERATING EXPENSES
Selling expense	368,363	457,654	41,636
General and administrative expense	2,218,258	2,184,769	791,829
	2,586,621	2,642,423	833,465
INCOME FROM OPERATIONS	4,506,354	9,295,721	2,560,290
OTHER INCOME/(EXPENSE)
Other income/(expense)	21,468	91,808	(10,138)
Interest expense
Interest income	91,187	34,031	18,035
	112,655	125,839	7,897

INCOME BEFORE INCOME TAX	4,619,009	9,421,560	2,568,187
INCOME TAX	465,504	2,172,467	637,691
NET INCOME FROM DISCONTINUED OPERATIONS	4,153,505	7,249,093	1,930,496

Net Revenue. The net revenue of the discontinued operations for the year ended December 31, 2010 was $18,106,511 an increase of $3,313,146 or 22.4%, as compared to the net revenue of $14,793,365 in the year ended December 31, 2009. The increase was mainly due to the increase of advertising sales as KM JV has purchased high quality TV programs to improve the audience rating

Cost of Revenue. Cost of revenue for discontinued operations in 2010 was $11,013,536, an increase of $8,158,315 or 285.7% as compared to the cost of revenue for the year ended December 31, 2009. The overall increase in cost of sales during the year was due to increase in cost of programs purchase as compared with the same period in last year.

Gross Profit and Gross Margin. Gross profit for discontinued operations decreased $4,845,169 or 40.6%, to $7,092,975 in the fiscal year ended December 31, 2010 from $11,938,144 in 2009. Gross profit as a percentage of net revenue was 39.2% and 80.7% for the fiscal years ended December 31, 2010 and 2009, respectively.

Operating Expenses.  Operating expenses are comprised of selling expenses and general & administrative expenses. Selling expenses consist of expenses relating to sales promotion, program promotion and entertainment and marketing activities. General and administrative expenses include salaries and benefits for our employees, including our advertising sales force, as well as costs and expenses associated with office, utilities, transportation, travel, legal, accounting and regulatory filings. The total operating expenses for discontinued operations in 2010 was $ 2,586,621, a decrease of $55,802 or  2.1% as compared to the same period last year. The decrease in total operating expenses was mainly due to: 1) the company has adopted a focused approach to scaling back program promotion costs; 2) through negotiation with the program suppliers, they have agreed to assume some of the program promotion costs.

Net Income (Loss). In the fiscal year ended December 31, 2010, we generated a net income from the discontinued operations of $4,153,505, a decrease of $3,095,588, from net income of $7,249,093 in 2009. This increase was primarily attributable to the increase of cost of revenue.

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

Fair Value of Financial Instruments - Accounting standards require the categorization of financial assets and liabilities, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The various levels of the fair value hierarchy are described as follows:

Level 1 — Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that we have the ability to access.

Level 2 — Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability.

Level 3 — Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Accounting standards require the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

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

Restricted cash – Restricted cash represents cash held in Alyst’s checking account as at December 31, 2010, which is obligated to be used for repurchase of 30,000 CNIH common shares, as stipulated by the Amendment to Stock Purchase Agreement between shareholders and Alyst in July 2009.

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

Revenue recognition – The Company has advertising revenue, net of agency commissions and sales tax, and advertisement production revenue.  Advertising revenue is generated from advertising time-slots sold to advertising agencies or advertisers to broadcast their advertisements on television or radio channels.  Advertisement production revenue is generated from service provided to advertisers in designing and producing video advertisements.  Advertisement production revenue represented less than 10% of total net sales for the year ended December 31, 2010. The Company recognizes revenue on advertisement when advertisements are broadcast or when the advertisement production service is provided, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Net sales represent the invoiced value of services, net of business tax and agency commissions.  The Company is subject to business tax which is levied on majority of the Company’s sales at the rate of 5.0-8.625% on the invoiced value of services.

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

Comprehensive income (loss) – The Company follows FASB ASC 220 "Comprehensive Income". Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the Company, comprehensive income (loss) for the periods presented includes net income (loss) and foreign currency translation adjustments.

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

Earnings per Common Share – The Company follows ASC 260, Earnings per Share, resulting in the presentation of basic and diluted earnings per share.  Diluted earnings per common share assume that outstanding common shares were increased by shares convertible from preferred stock. Since the Company’s common stock equivalents are not dilutive for the year ended December 31, 2010 and 2009, the basic and diluted earnings per share for those periods are the same.

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

Non-controlling interest in consolidated financial statements – In December 2007, the FASB issued authoritative guidance related to non-controlling interests in consolidated financial statements, which was an amendment of ARB No. 51. This guidance is set forth in Topic 810 in the Accounting Standards Codification (ASC 810). ASC 810 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This accounting standard is effective for fiscal years beginning after December 15, 2008.  The Company adopted this guidance on January 1, 2009.

Recently Issued Accounting Standards

There is no recently issued accounting pronouncements adopted by the Company.

The Company accounts for and discloses events that occur after the balance sheet but before financial statements are issued or are available to be issued through December 31, 2010.

Liquidity and Capital Resources

As of December 31, 2010, we had cash and cash equivalents of $14,896,498.

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

Current outstanding obligations.  At December 31, 2010, CNIH had the following payment obligations as a result of issuance of six-year convertible debenture and ordinary shares on April 13, 2010

▪
$11 million related to the issuance of six-year convertible debentures bearing interest at the rate of 10% per annum and 6,342,110 ordinary shares. The Debentures are convertible into ordinary shares of the Company at a per share conversion price of $1.14. The Debentures are secured by all of the assets of the Company. Interest on the Debentures is payable semi-annually in arrears.

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

In connection with the April 13, 2010 private placement as discussed elsewhere in this report, we satisfied the remaining $17.17 million capital contribution to Kunming JV. In addition, we restructured the bridge loan debt in connection with the consummation of the Exchange Agreement on April 13, 2010, as discussed above.

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

(All amounts in thousands of U.S. dollars)

	Year Ended December 31,
	2010	2009	2008
Net cash provided by (used in) operating activities – Continuing operation	$2,108,912	$(5,133,105)	$(1,676,598)
Net cash provided by operating activities – Discontinued operation	23,661	2,812,782	1,168,566
Net cash provided by (used in) investing activities	3,059,804	(88,943)	(13,979,645)
Net cash provided by (used in) financing activities	(1,206,563)	375,611	26,738,006
Effects of Exchange Rate Change in Cash	522,173	209,035	(65,868)
Net Increase (decease) in Cash and Cash Equivalents	3,985,814	(2,033,655)	12,250,329
Cash and Cash Equivalent at Beginning of the Year	10,388,511	12,213,131	28,670
Cash and Cash Equivalent at End of the Year	14,896,498	10,388,511	12,213,131

Operating activities – Continuing operation

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

Net cash provided by operating activities for continuing operation was $2,108,912  for the year ended December 31, 2010, as compared to $5,133,105 used in operating activities during 2009. The increase in net cash provided by operating activities was mainly due to the decrease of accounts receivables..

Net cash used in operating activities for continuing operation was $5,133,105 for the year ended December 31, 2009, as compared to $1,676,598 used in operating activities during 2008. The increase in net cash used in operating activities was mainly due to the company settled 2008 payables to the TV station in 2009.

Operating activities – Discontinued operation

Net cash provided by operating activities for discontinued operation was $23,661  for the year ended December 31, 2010, as compared to $2,812,782 during 2009 and $1,168,566.

Investing activities

Net cash provided by investing activities for the year ended December 31, 2010 was $3,059,804, as compared to $88,943 net cash used in investing activities in 2009. The increase in net cash provided by investing activities was mainly attributable to the disposal of Kunming.

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

Financing activities

Net cash used in financing activities for the year ended December 31, 2010 was $1,206,563, as compared to $375,611 net cash provided by in financing activities in 2009. The increase of net cash used in financing activities was mainly attributable to decrease of payable to related party.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations in respect of operating leases as of December 31, 2010.

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	1,126	1,126	-	-	-
Total	$1,126	1,126	-	-	-

Safe Harbor

See the section headed “Forward-Looking Information.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

NAME	AGE	POSITION
Li Shuangqing	57	Chief Executive Officer and Chairman
Jian Ping Huang	51	Director
May Huang	43	Director
Kerry Propper	37	Director
George Kaufman	36	Director

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

Compensation

In 2010, we paid an aggregate of $200,000 in salary to our directors and senior management as a group.  None of our directors or senior management received any equity awards, including options, restricted stock or other equity incentives in 2010.  We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management.  However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

Our board of directors conducts reviews informally, and compensation is not being typically changed on a regimented time-frame.  Our board of directors bases the salaries of our executive officers on the amounts similarly-situated companies pay their executive officers for similar performance.  In general, if an executive performs exceptionally well, the performance and, if applicable, the increase in responsibilities would also merit a salary increase.

Board Practices

Terms of Directors and Executive Officers

Our board of directors is currently divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of the Class A directors expires at the first annual meeting of our shareholders, with the Class B term expiring at the second annual meeting, and the Class C term expiring at the third annual meeting.  The current board members are classified as follows:

• Class B directors to stand for reelection in 2011: Mr. Kaufman and Mr. Li; and
• Class C directors to stand for reelection in 2012: Mr. Propper and Dr. J.P. Huang; and
• Class A directors to stand for reelection in 2013: Ms. May Huang.

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

The nominating and corporate governance committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating and corporate governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time. The nominating and corporate governance committee does not distinguish among nominees recommended by shareholders and other persons and will consider persons identified by its members, management, shareholders, investment bankers and others. We do not have any restrictions on shareholder nominations under our amended and restated memorandum and articles of association. The only restrictions are those applicable generally under British Virgin Islands law and the federal proxy rules, if applicable. Currently, we will consider suggestions from individual shareholders, subject to evaluation of the person’s merits. Shareholders may communicate nominee suggestions directly to the board, accompanied by biographical details and a statement of support for the nominees, subject to certain timing restrictions in connection with our annual meetings. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, our board of directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and money management

Employees

As of December 31, 2010, we had a total of 29 employees in the following entities: Beijing headquarters 7, and Taiyuan JV and Taiyuan Ad Co. 22.  We offer employees competitive compensation packages and various training programs, which are intended to attract and retain qualified personnel. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. We typically enter into a standard employment agreement and a confidentiality agreement with our employees and we believe our relationship with our employees is good. Our employees are not represented by any collective bargaining agreements or labor unions

Share Ownership

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of July 14, 2011 by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.  The address of each of the persons set forth below is in care of the Company, 9 Dong San Huan Zhong Lu, Suite 1101, Chaoyang District, Beijing, 100020, People’s Republic of China.

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

(2)
A total of 41,019,998 of our ordinary shares, 16,000,000 preferred shares, 22,768 units, and 9,841,632 warrants as of July 14, 2011 are outstanding pursuant to SEC Rule 13d-3(d)(1).  Ordinary shares that may be acquired by an individual or group within 60 days of July 14, 2011, pursuant to the exercise of warrants or options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the above table.

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

Other Terms

The Share Incentive Plan prohibits the issuance of an award with terms and conditions that would cause the award to be considered nonqualified deferred compensation under Section 409A of the Internal Revenue Code. Except as provided in the Share Incentive Plan, awards granted under the Share Incentive Plan are not transferable and may be exercised only by the participant or by the participant’s guardian or legal representative. Each award agreement will specify, among other things, the effect on an award of the disability, death, retirement, authorized leave of absence or other termination of employment of the participant. We may require a participant to pay us the amount of any required withholding in connection with the grant, vesting, exercise or disposition of an award. A participant is not considered a shareholder with respect to our ordinary shares underlying an award until the shares are issued to the participant.

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

Major Shareholders

Please refer to Item 6, “Directors, Senior Management and Employees — Share Ownership.”

Related Party Transactions

The following includes a summary of transactions since the beginning of the 2010 fiscal year between us and certain related persons.  We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

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

	Ordinary Shares/ Common Stock		Warrants
	High	Low	High	Low
Annual Market Prices
Year 2008	$7.70	$7.00	$1.07	$0.01
Year 2009	7.82	0.75	0.25	0.01
Year 2010	1.15	0.12	0.07	0.00
Year 2011 (through July 14, 2011)	0.24	0.05	0.02	0.005

Quarterly Market Prices
First Quarter 2009	7.73	7.45	0.12	0.02
Second Quarter 2009	7.82	4.50	0.22	0.01
Third Quarter 2009	5.17	1.00	0.25	0.05
Fourth Quarter 2009	1.89	0.75	0.15	0.0213
First Quarter 2010	1.15	0.52	0.07	0.02
Second Quarter 2010	0.60	0.25	0.01	0.01
Third Quarter 2010	0.70	0.21	0.01	0.00
Fourth Quarter 2010	0.3	0.12	0.01	0.00

Monthly Market Prices
January 2011	0.24	0.12	0.01	0.0006
February 2011	0.24	0.12	0.005	0.001
March 2011	0.24	0.12	0.002	0.002
April 2011	0.19	0.05	0.01	0.002
May 2011	0.08	0.059	0.02	0.002
June 2011 (through June, 2011)	0.07	0.07	0.009	0.0005

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

Register

We were incorporated in the BVI on April 17, 2008 under the BVI Business Companies Act, 2004, or the Act.  Our amended and restated memorandum of association authorizes the issuance of a maximum of 500,000,000 shares, of which 74,000,000 are ordinary shares, with $.0001 par value per share, and 1,000,000 are preferred shares of $.0001 par value per share.  Our board of directors or shareholders may from time to time by the consent of the majority of our board of directors or the consent of the majority of our shareholders increase the maximum number of shares we are authorized to issue, by amendment to our amended and restated memorandum and articles of association.

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

Protection for minority shareholders

Under the laws of most U.S. jurisdictions, majority and controlling shareholders of a company generally have certain “fiduciary” responsibilities to the minority shareholders.  Corporate actions taken by majority and controlling shareholders who are unreasonable and materially detrimental to the interests of minority shareholders may be declared null and void.  Minority shareholders may have less protection for their rights under BVI law than they would have under U.S. law.

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

Taxation

The following is a general summary of certain material BVI and U.S. federal income tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective shareholder.  The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

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

Passive Foreign Investment Company Rules (PFIC)

We believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2010.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB.  All of our assets are denominated in RMB except for cash.  As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB.  If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline.  Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates.  Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would decrease our comprehensive loss attributable to our shareholders by $285,144 based on our outstanding revenues, costs and expenses, assets, and liabilities denominated in RMB as of December 31, 2010. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have identified certain material weaknesses in connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2010 and have thus concluded that our internal controls over financial reporting were not effective. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. This material weakness and control deficiency identified primarily related to absence of a Chief Financial Officer with appropriate knowledge of U.S. GAAP.  The fact that we hired consultants located in U.S. to assist us in assessing our internal control over financial reporting does not mitigate the fact that we do not have a proper Chief Financial Officer possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP.

Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy the weakness and deficiencies, including (1) hiring additional accounting personnel with understanding of U.S. GAAP and experience with SEC reporting requirements, and (2) providing external and internal training to our accounting personnel. However, the implementation of these measures may not fully address this material weakness and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. If we fail to establish an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our equity and/or debt may be adversely impacted.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment we determined that, as of December 31, 2010, our internal control over financial reporting is effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by UHY Vocation HK CPA Limited, our independent registered public accounting firm, for the fiscal years ended December 31, 2010 and 2009:

	Fiscal Year Ended December 31,
	2010	2009
Audit Fees	$178,000	$268,335
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$178,000	$268,335

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

Audit Committee's Pre-Approval Policies and Procedures

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

ITEM 18.   FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 begins on page F-1 of this annual report.

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

Date: July 22, 2011	CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

/s/ Li Shuangqing
Li Shuangqing
Chief Executive Officer

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD. REPORT AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010 AND 2009

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD

We have audited the accompanying consolidated balance sheets of China Networks International Holdings, Ltd (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Networks International Holdings, Ltd as of December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY VOCATION HK CPA LIMITED

UHY VOCATION HK CPA LIMITED
Certified Public Accountants

Hong Kong, the People’s Republic of China,
July 15, 2011

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2010	2009
ASSETS

CURRENT ASSETS
Cash	$14,896,498	$10,388,511
Restricted cash	236,400	236,400
Accounts receivable	151,195	5,565,677
Receivables from disposal of subsidiaries to TV Station	22,081,747	-
Other receivables and prepaid expenses	197,123	2,125,979
Other receivables from TV Stations	3,645,268	2,462,311
Other receivable - Hetong's shareholder	161,566	-
Loan receivable from related parties	-	5,021
Deferred financing costs	1,279,879	85,936

Total current assets	42,649,676	20,869,835

PROPERTY & EQUIPMENT, NET	63,428	226,662
PROGRAM INVENTORY	19,944	4,270,042
INTANGIBLE ASSETS, NET	6,190,792	26,359,986
INVESTMENT IN TV PROGRAM PRODUCTION	-	292,517

TOTAL ASSETS	$48,923,840	$52,019,042

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable	$51,357	$394,330
Customer deposits	108,246	766,914
Accrued interest	789,500	3,738,716
Other payable	574,247	2,593,790
Other payable to TV Stations	11,983,589	11,399,160
Accrued liabilities	1,022,531	1,769,203
Due to related parties	59,750	7,126,640
Notes payable, net	9,042,263	25,321,890

Total current liabilities	23,631,483	53,110,643

DEFERRED TAX LIABILITIES	59,396	930,356
COMMON STOCK SUBJECT TO REPURCHASE	236,400	236,400
TOTAL LIABILITIES	23,927,279	54,277,399
		-

EQUITY
China Networks International Holdings, Ltd. equity:
Class A Preferred Shares $0.0005 par value, 16,000,000 shares authorized, 16,000,000 shares issued and outstanding at December 31, 2010; liquidation preference of $16,000,000)	8,000	-
Common stock at $0.0001 par value; (41,019,998 shares authorized, 41,019,998 shares issued and outstanding at December 31, 2010 )	4,102	1,293
Additional paid-in capital	33,870,121	-
Accumulated deficit	(10,470,373)	(7,722,640)
Accumulated other comprehensive income (loss)	524,362	(3,306)

Total shareholders' equity (deficit)	23,936,212	(7,724,653)

Non-controlling interest	1,060,349	5,466,296

Total equity	24,996,561	(2,258,357)

TOTAL LIABILITIES AND EQUITY	$48,923,840	$52,019,042

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	For the year ended
	December 31,	December 31,	December 31,
	2010	2009	2008

NET REVENUE	$3,751,410	$4,217,296	$-

COST OF REVENUE	2,394,173	1,478,202	-
Gross profit	1,357,237	2,739,094	-

OPERATING EXPENSES
Selling expense	19,903	-	-
General and administrative expense	2,253,785	2,278,538	2,431,217
	2,273,688	2,278,538	2,431,217

(LOSS) / INCOME FROM OPERATIONS	(916,451)	460,556	(2,431,217)

OTHER INCOME/(EXPENSE)
Other income/(expense)	(9,023)	(327,625)	4,414
Interest expense	(1,790,304)	(6,800,158)	(3,027,511)
Interest income	25,911	44,165	114,145
Gain on extinguishment and cancellation of debt	5,576,855	1,328,861	-
Waiver of accrued liability	-	960,000	-
	3,803,855	(4,794,757)	(2,908,952)

INCOME/(LOSS) BEFORE INCOME TAX	2,886,988	(4,334,201)	(5,340,169)

INCOME TAX	148,529	466,459	-

NET INCOME/(LOSS) FROM CONTINUED OPERATION	2,738,459	(4,800,660)	(5,340,169)

Discontinued operations, net of taxes
(including loss on disposal of subsidiaries of $7,562,491)	(3,408,986)	7,249,093	1,930,496

NET INCOME/(LOSS)	(670,527)	2,448,433	(3,409,673)

Less: Net income attributable to the non-controlling interest	(2,400,256)	(4,120,887)	(1,127,391)

NET (LOSS) ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.	$(3,070,783)	$(1,672,454)	$(4,537,064)

Dividend on preferred stock	(574,247)	-	-

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	527,668	67,614	(70,920)
COMPREHENSIVE INCOME/(LOSS)	$(3,117,362)	$(1,604,840)	$(4,607,984)

Basic and diluted income/(loss) from continuing operations per common share	$0.08	$(0.64)	$(4.82)
Basic and diluted income/(loss) from discontinued operations per common share	$(0.10)	$0.96	$1.74
Basic and diluted loss per common share	$(0.09)	$(0.22)	$(4.09)
Weighted average shares outstanding	32,826,462	7,519,691	1,108,767

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Preferred Stock		Common Stock		Additional		Other	Non-
	Shares	Amount	Shares	Amount	Paid-in capital	Accumulated Deficit	Comprehensive(Loss)/Income	controlling Interest	Total
Balance at January 1, 2008	-	$-	1,000	$1,000	$-	$(31,220)	$-	$-	$(30,220)
Cancellation of shares due to change of share capital structure	-	-	(1,000)	(1,000)	1,000	-	-	-	-
Issuance of shares due to change of share capital structure	-	-	1,900,000	950	(950)	-	-	-	-
Issuance of preferred stock, net of issuance cost $406,902	980,000	490	-	-	3,951,549	-	-	-	3,952,039
Foreign currency translation adjustment	-	-	-	-		-	(70,920)	-	(70,920)
Net loss	-	-	-	-		(4,537,064)	-	1,257,807	(3,279,257)
Balance at December 31, 2008	980,000	$490	1,900,000	$950	$3,951,599	$(4,568,284)	$(70,920)	$1,257,807	$571,642
Change of shares capital structure due to the Business Combination	(980,000)	(490)	11,027,888	343	(3,951,599)	(1,481,902)	-	-	(5,433,648)
Foreign currency translation adjustment	-	-	-	-	-	-	67,614	-	67,614
Additional contribution from non-controlling interest	-	-	-	-	-	-	-	87,602	87,602
Net income	-	-	-	-	-	(1,672,454)	-	4,120,887	2,448,433
Balance at December 31, 2009	-	-	12,927,888	1,293	-	(7,722,640)	(3,306)	5,466,296	(2,258,357)
Change of share capital structure due to the cancellation of Bridge Loan	16,000,000	8,000	23,000,000	2,300	26,521,428	-	-	-	26,531,728
Cancellation of KERRY PROPPER's common stock due to the cancellation of Bridge Loan	-	-	(2,000,000)	(200)	-	-	-	-	(200)
Issuance of common stock due to the convertible loan	-	-	6,342,110	634	-	-	-	-	634
Issuance of common stock due to the convertible loan's placement fee	-	-	750,000	75	-	-	-	-	75
Foreign currency translation adjustment	-	-	-	-	-	-	1,424,965	-	1,424,965
Decrease in non-controlling interest due to disposal of subsidiaries	-	-	-	-	-	897,297	(897,297)	(6,806,203)	(6,806,203)
Gain on debt restructuring to related parties recognized as capital contribution	-	-	-	-	7,348,693	-	-	-	7,348,693
Net income/(loss)	-	-	-	-	-	(3,645,030)	-	2,400,256	(1,244,774)
	-	-	-	-	-	-	-	-	-
Balance at December 31, 2010	16,000,000	8,000	41,019,998	4,102	33,870,121	(10,470,313)	524,362	1,060,349	24,996,561

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2010	For the year ended December 31, 2009	For the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		-	-
Net income/(loss) from continuing operations	$2,738,459	$(4,800,660)	$(5,340,169)

Adjustments to reconcile net income/(loss) from operations to net cash provided by/(used in) operating activities
Depreciation and amortization	252,097	255,095	127,508
Amortization of debt discount and deferred financing cost	317,507	4,174,673	1,760,177
Loss on disposal of subsidiaries	-	-	-
Provision for deferred income tax	208,365	79,222	-
Gain on extinguishment of debt	(5,576,855)	(1,328,861)	-
Deferred transaction cost	-	-	8,061

Increase/(decrease) in assets and liabilities
Accounts receivables	6,003,750	(370,454)	-
Program inventory	78,082	(101,846)	-
Prepayment	-	(68,904)	-
Other receivable -TV Stations	(7,315,664)	(2,123,858)	(252,338)
Other receivable and prepaid expense	800,058	(413,476)	(64,764)
Accounts payable	232,436	(41,925)	-
Customer deposits	(262,876)	454,468	292,028
Other payable - KM/YR TV station	-	1,748,615	-
Accrued liabilities	(273,793)	(484,552)	1,098,990
Other payable	(355,201)	(1,197)	13,205
Accrued interest	1,534,943	2,471,382	1,267,334
Other payable - TV Stations	3,841,963	(4,711,356)	41,676
Taxes payable	(114,359)	130,529	(628,306)
Cash provided by (used in) operating activities- continuing operations	2,108,912	(5,133,105)	(1,676,598)
Cash provided by operating activities- discontinued operations	23,661	2,812,782	1,168,566
Net cash provided by / (used in) operating activities	2,132,573	(2,320,323)	(508,032)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of program rights and contractual relationship	-	-	(2,628,620)
Loan receivable from related parties	-	306,090	(311,111)
Purchase of property and equipment	(2,160)	(102,516)	(96,154)
Net proceeds from disposal of subsidiaries	3,835,503	-	-
Cash provided by (used in) investing activities- continued operations	3,833,343	203,574	(3,035,885)
Cash (used in) investing activities-discontinued operations	(773,539)	(292,517)	(10,943,760)
Net cash provided by/(used in) investing activities	3,059,804	(88,943)	(13,979,645)

CASH FLOWS FROM FINANCING ACTIVITIES
Gross proceeds from bridge loan financing	-	-	28,000,000
Direct issuance costs for bridge debt and equity offering	-	-	(1,653,765)
Due to related parties	(10,983,629)	(202,780)	320,546
Extinguishment of promissory notes	-	(958,333)	-
Capital contribution from stockholder	32,695	(87,809)	115,855
Capital contribution from non-controlling interest	-	-	21,888
Cash obtained from the Business Combination	-	1,449,122	-
Proceeds from issuance of convertible debentures	9,744,371	-	-
Cash provided by (used in) financing activities - continued operations	(1,206,563)	200,200	26,804,524
Cash provided by (used in) financing activities - discontinued operations	-	175,411	(66,518)
Net cash (used in) / provided by financing activities	(1,206,563)	375,611	26,738,006

EXCHANGE RATE EFFECT ON CASH	522,173	209,035	(65,868)

NET INCREASE/(DECREASE) IN CASH	3,985,814	(2,033,655)	12,250,329

CASH - BEGINNING OF PERIOD	10,388,511	12,213,131	28,670

CASH - END OF PERIOD	$14,896,498	10,388,511	12,213,131
	-	-	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$-	$-	$-
Income taxes	$297,057	$1,734,077	$-

Deferred financing costs included in accrued liabilities	$-	$-	$960,000

Non-cash investing and financing activities:
Consideration for extinguishment of convertible notes liability
paid in the form of common share	$8,050,000	$-	$-
Consideration for extinguishment of convertible notes liability
paid in the form of common share	16,000,000	-	-
Issuance of common shares in satisfaction of due to related parties	7,000,140	-	-
Issuance of common shares in satisfaction of accrued interest payable	4,484,159	-	-

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Hetong is a variable interest entity (VIE) as defined by FASB ASC 810-10, "Consolidation".

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

NOTE 1 – ORGANIZATION (CONT’D)

Establishment of Joint Ventures between ANT and the PRC TV Stations

Establishment of Joint Ventures.  In 2008, China Networks established certain equity joint ventures with the state owned PRC TV Stations through its Hong Kong wholly-owned subsidiary, ANT.  ANT established the equity joint venture Taiyuan JV with China Yellow River TV Station in Shanxi Province in June 2008; and established an equity joint venture Kunming JV with Kunming TV Station in Yunnan Province in July 2008 (Taiyuan JV and Kunming JV are collectively referred to as the “JV Tech Cos”, and China Yellow River TV Station and Kunming TV Station are collectively referred to as the “PRC TV Stations”).  ANT holds 50% equity interest in the Kunming JV and Taiyuan JV, respectively, and Kunming TV Station and China Yellow River TV Station own the remaining 50% of the respective JV Tech Cos.  Under the terms of the Kunming JV agreement, Kunming TV Station will contribute certain assets and contractual rights (see Exclusive cooperation agreement below) with a fair value of RMB150 million (approximately $21,900,000) and ANT will contribute an equal amount in cash.  Kunming TV Station and ANT have contributed 100% and 50%, respectively, of their obligations under this agreement at both December 31, 2009 and December 31, 2008.  ANT is required to contribute the outstanding amount in twelve months after the establishment of Kunming JV. ANT has entered into a supplemental agreement with Kunming TV Station to extend the payment schedule of the outstanding cash contribution until April 30, 2010. ANT has contributed 100% of its obligation under this supplemental agreement before April 30, 2010. Under the terms of the Taiyuan JV agreement, China Yellow River TV Station will contribute certain assets and contractual rights (see Exclusive cooperation agreement below) with a fair value of RMB45 million (approximately $6,600,000) and ANT will contribute an equal amount in cash.  China Yellow River TV Station and ANT have contributed 100% before December 31, 2009.  The Company subsequently disposed its interest in Kunming JV to Kunming TV station on December 14, 2010 (see paragraph “Disposal of Kuming JV and Kuming Ad Co.” below).

Exclusive Cooperation Agreement.    Pursuant to the Exclusive Cooperation Agreement between the JV Tech Cos and the PRC TV Stations, the PRC TV Stations have exclusively and irrevocably granted to the JV Tech Cos the right to carry out advertising operations on its channels, and to provide to the JV Tech Cos all necessary and relevant support, as well as most-favored terms for the conduct of the advertising business. The PRC TV Stations share their resources with the JV Tech Cos, including, but not limited to, all client information (e.g. databases). Under the terms of this agreement, the PRC TV Stations will not engage any other party in any similar agreements. As such, the JV Tech Co’s has the exclusive right to carry out advertising business on PRC TV Stations’ channels.

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

NOTE 1 – ORGANIZATION (CONT’D)

Establishment of Joint Ventures between ANT and the PRC TV Stations (Cont’d)

Asset Transfer Agreements.   Kunming TV Station and Kunming JV entered into an Asset Transfer Agreement on August 11, 2008, under which Kunming TV Station will transfer certain of its assets and contractual rights to Kunming JV, valued at RMB150 million, and Kunming JV will pay the same to Kunming TV Station. China Yellow River TV Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd. (“Taiyuan JV”) also entered into such Asset Transfer Agreement on July 17, 2008, under which China Yellow River TV Station will transfer certain of its asset and contractual rights, valued at RMB45 million, to Taiyuan JV, and the same consideration will be paid by Taiyuan JV. All governmental, statutory and other approvals required for the transfer of these assets were obtained as of the date of the first transfer in August 2008.  Taiyuan JV paid China Yellow River TV Station RMB45 million (approximately $6.6 million) under this agreement before December 31, 2009.  Kunming JV paid RMB85 million (approximately $12.4 million) to Kunming TV Station before December 31, 2009 and the remaining RMB 65 million (approximately .$9.7 million) within 2010 under the Kunming Asset Transfer Agreement.

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

FASB ASC 810 “Consolidation” addresses financial reporting for entities over which control is achieved through a means other than voting rights. In accordance with the requirements of FASB 810-10, China Networks has evaluated its relationships with the JV Ad Cos.  The JV Ad Cos are considered variable interest entities (‘‘VIEs’’) as defined by FASB ASC 810-10. Through contractual arrangements with JV Ad Cos through Hetong, China Networks is considered the primary beneficiary of the JV Ad Cos as China Networks absorbs a majority of the risk and rewards of those entities.  As such, China Networks consolidates the financial statements of the JV Ad Cos pursuant to FASB ASC 810-10 as of the date their formation as described above.

Disposal of Kunming JV and Kunming Ad Co.

Due to the Company's strategic plan on the restructuring and integration of Kunming assets, on September 1, 2010, CNIH entered into two agreements with its joint venture partner, Kunming TV Station, on the sale of the Company's assets in Kunming JV and Kunming Ad Co., which are located in Yunnan Province in the PRC, with a total consideration of $22.6 million (RMB150 million) and $0.1 million (RMB 0.7 million), respectively. On December 14, 2010, Kunming JV and Kunming Ad Co. were sold back to the Kunming TV Station. The disposition was completed on December 15, 2010. No cash payment was received by the Company as of December 31, 2010. CNIH will be entitled to the initial upfront cash payment and remaining payments in five installments, expected to be completed by December 31, 2011. The proceeds of the sale of the Company's Kunming assets will be used to deliver an early repayment to holders of the Company's $11 million senior secured convertible debentures as described below.

This disposal is reported as “Discontinued Operations” as described in Note 3 below.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Principles of consolidation - The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Valuation of long-lived assets- The Company follows FASB ASC 360, “Property, Plant and Equipment”. The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review.  The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value.  In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.  Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.  Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Fair Value of Financial Instruments - Accounting standards require the categorization of financial assets and liabilities, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The various levels of the fair value hierarchy are described as follows:

Level 1 — Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that we have the ability to access.

Level 2 — Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability.

Level 3 — Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Accounting standards require the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

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

Restricted cash – Restricted cash represents cash held in Alyst’s checking account as at December 31, 2010, which is obligated to be used for repurchase of 30,000 CNIH common shares, as stipulated by the Amendment to Stock Purchase Agreement between shareholders and Alyst in July 2009.

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

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Revenue recognition – The Company has advertising revenue, net of agency commissions and sales tax, and advertisement production revenue.  Advertising revenue is generated from advertising time-slots sold to advertising agencies or advertisers to broadcast their advertisements on television or radio channels.  Advertisement production revenue is generated from service provided to advertisers in designing and producing video advertisements.  Advertisement production revenue represented less than 10% of total net sales for the year ended December 31, 2010. The Company recognizes revenue on advertisement when advertisements are broadcast or when the advertisement production service is provided, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Net sales represent the invoiced value of services, net of business tax and agency commissions.  The Company is subject to business tax which is levied on majority of the Company’s sales at the rate of 5.0-8.625% on the invoiced value of services.

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

Comprehensive income (loss) – The Company follows FASB ASC 220, "Comprehensive Income". Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the Company, comprehensive income (loss) for the periods presented includes net income (loss) and foreign currency translation adjustments.

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

Earnings per Common Share – The Company follows FASB ASC 260, Earnings per Share, resulting in the presentation of basic and diluted earnings per share.  Diluted earnings per common share assume that outstanding common shares were increased by shares convertible from preferred stock. Since the Company’s common stock equivalents are not dilutive for the year ended December 31, 2010 and 2009, the basic and diluted earnings per share for those periods are the same.

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

Non-controlling interest in consolidated financial statements – In December 2007, the FASB issued authoritative guidance related to non-controlling interests in consolidated financial statements, which was an amendment of ARB No. 51. This guidance is set forth in Topic 810 in the Accounting Standards Codification (ASC 810). ASC 810 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This accounting standard is effective for fiscal years beginning after December 15, 2008.  The Company adopted this guidance on January 1, 2009.

Recently Issued Accounting Pronouncements

There is no recently issued accounting pronouncements adopted by the Company.

The Group accounts for and discloses events that occur after the balance sheet but before financial statements are issued or are available to be issued through December 31, 2010.

NOTE 3 –DISCONTINUED OPERATION

In August 2010, the Company began to negotiate with its joint venture partner, Kunming TV Station, regarding the selling of interest in Kunming JV and Kunming AD Co. The Company was approached by the joint venture partner in Kunming regarding the repurchase of the assets given their interest to consolidate the media television advertising landscape.  On December 14, 2010, ANT, who owns 50% of Kunming JV, and Hetong, who owns 50% Kunming Ad Co. completed the sales to the Kunming Television Station with cash consideration of RMB 150,000,000 and RMB 700,000, respectively.  The sales consideration has not been received as of December 31, 2010, resulting in a receivable from disposal of subsidiaries of $22,081,747 being recognized on the balance sheets.  The sales consideration was to be settled by installments and expected to be fully recovered on December 31, 2011.  Part of the proceeds subsequently received had been used to settle the convertible debentures and Class A preferred shares, please refer to note 19 Subsequent Events for more details.  There are no material contingent liabilities remaining with the Company after the disposal.

The results of operations of Kunming JV and Kunming Ad Co. for all periods are separately reported as part of “discontinued operations”. Profit from discontinued operations for the year ended December 31, 2010 and 2009 was $4,153,505 and $7,249,093 respectively.  The net loss from discontinued operations ($4,153,505 less loss on disposal of $7,562,491) was recognized by the Company for the year ended December 31, 2010.  The loss on disposal of subsidiaries is calculated as followings:

Sales consideration	$22,081,747
Less:
Net asset disposed for Kunming JV per below	33,750,904
Non-controlling interests of Kunming JV	(5,550,767)
Net asset disposed for Kunming Ad Co per below	2,888,201
Net asset disposed for Kunming Ad Co	(1,444,100)

Net loss on disposal	$7,562,491

The carrying amounts of the major classes of assets and liabilities of Kunming JV as of December 15, 2010 were as follows:

NOTE 3 –DISCONTINUED OPERATION (CONT’D)

	December 15, 2010	December 31, 2009

Cash	$128,912	$200,217
Other current assets	15,055,961	7,895,207
Non-current assets	19,822,853	20,221,031
	$35,007,726	$28,316,455

Current liability	$679,706	$9,848,019
Other current liability	577,116	282,765
	$1,256,822	$10,130,784

Net asset disposed	$33,750,904	$18,185,671

Revenue and net income of Kunming JV for the period from January 1, 2010 to December 15, 2010 and for the year ended December 31, 2009 are as follows:

	December 15, 2010	December 31, 2009

Net revenue	$5,393,132	$8,887,193
Income before income tax	3,973,992	7,502,397

Income tax	423,002	1,692,888

Net income	$3,550,990	$5,809,509

The carrying amount of the major classes of assets and liabilities of Kunming Ad Co. as of December 15, 2010 is as follows:

	December 15, 2010	December 31, 2009

Cash	$7,038,001	$3,555,375
Other current assets	9,799,653	7,210,251
Non-current assets	2,902,703	4,526,712
	$19,740,357	$15,292,338

Current liability	$16,177,249	12,531,925
Other current liability	674,907	569,453
	$16,852,156	$13,101,378

Net asset disposed	$2,888,201	$2,190,960

Revenue and net income of Kunming Ad Co. for the period from January 1, 2010 to December 15, 2010 and for the year ended December 31, 2009 was as follows:

	December 15, 2010	December 31, 2009

Net revenue	$18,538,398	$15,261,112
Income before income tax	623,084	1,919,162

Income tax	20,569	479,579

Net income	$602,515	$1,439,583

NOTE 4 – OTHER RECEIVABLES AND PREPAID EXPENSES

Other receivables and prepaid expenses are summarized as follows:

	December 31, 2010	December 31, 2009

Prepaid program inventory	$-	$873,479
Deposits	22,806	29,657
Prepaid expenses	134,414	821,520
Due from staff	38,780	37,371
Others	1,123	-
Prepaid income tax	-	363,952
	$197,123	$2,125,979

NOTE 5 – OTHER RECEIVABLES FROM TV STATIONS

	December 31, 2010	December 31, 2009

Kunming Television Station	-	422,527
China Yellow River Television Station	3,645,268	2,039,784
	$3,645,268	$2,462,311

Other receivables consist of $422,527 due from Kunming Television Station, a non-controlling interest shareholder of Kunming Ad Co as at December 31, 2009. The other receivable balance represents payment made by Kunming Ad Co on behalf of Kunming Television Station for television programs purchased by Kunming Television Station prior to October 1, 2008, commencement date of Kunming Ad Co.’s operation and advertising income collected by Kunming Television Station on behalf of Kunming Ad Co.

Other receivables from TV Stations as of December 31, 2010 and 2009 also consist of $3,645,268 and $2,039,784 due from China Yellow River Television Station, a non-controlling interest shareholder of Taiyuan Ad Co. respectively.

The receivables consist of $2,932,148 and $1,694,605 advertisement income collected by Yellow River Television Station on behalf of Taiyuan Ad Co. and $713,120 and $345,179 outstanding loan borrowed by Yellow River Television Station on behalf of Taiyuan Ad Co. as of December 31, 2010 and December 31, 2009 respectively.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31, 2010	December 31, 2009
At cost:
Leasehold improvements	$19,629	$19,014
Furniture, fixtures and equipment	15,701	120,480
Vehicle	42,592	103,285
Computer software	35,343	16,089
Total	$113,265	$258,868

Less: accumulated depreciation	(49,837)	(32,206)
Net book value	$63,428	$226,662

Depreciation expense was $71,404 (including $40,665 from discontinued operation) and $33,321 (including $16,370 from discontinued operation) for the year ended December 31, 2010 and the year ended December 31, 2009, respectively.

NOTE 7 – PROGRAM INVENTORY

Program inventory consists of program licenses acquired from third parties for the right to broadcast certain programs during the license period.  These programs are amortized over their license period, generally two years and record as cost of revenue. Amortization expense related to program inventory were $1,519,025 (including $1,440,944 from discontinued operation) and $2,682,334 (including $2,624,529 from discontinued operation) for the year ended December 31, 2010 and the year ended December 31, 2009, respectively.

NOTE 8 –PROGRAM RIGHTS AND INTANGIBLE ASSETS, NET

	December 31, 2010	December 31, 2009

Program rights	$20,692	$180,801
Less: accumulated amortization	(20,692)	(180,801)
	$-	$-

Intangible assets	$6,774,119	$28,339,646
Less: accumulated amortization	(583,327)	(1,979,660)
	$6,190,792	$26,359,986

Program rights represent (1) programs that were contributed by the PRC TV Stations to the JV Tech Cos as capital, and (2) programs purchased by the JV Tech Cos from the PRC TV Stations in accordance with the joint venture and asset transfer agreements, respectively. Program rights are carried at cost and are amortized over their expected useful life of one year.  There was no amortization of program rights in 2010 as the program rights were fully amortized during 2009. The programs included in program rights are those originally produced by the PRC TV Stations and the JV Tech Co’s have ownership of the program rights pursuant to the joint venture and asset transfer agreements.  As of December 31, 2010, due to the impact of disposal of Kunming JV, intangible assets of approximately $19,673,000 was disposed of as described in note 3 Discontinued Operations above.

The fair value of the remaining capital contribution from the PRC TV Station is included in intangible assets related to the contractual rights described below.

Intangible assets represent the contractual right to operate the advertising business. Intangible assets are evaluated periodically to determine if expected cash flow generate from the advertising business is sufficient to cover the unamortized portion of the intangible assets. To the extent that expected cash flow is insufficient, the intangible assets are written down to their net realizable value. Intangible assets are expected to be amortized on a systematic basis over the lives of the Exclusive Cooperation Agreements of 20 and 30 years for Kunming JV and Taiyuan JV, respectively. During 2010, the Company assessed the potential impairment of intangible assets, the contractual right to operating the advertising business, with the new policy from SARFT. The Company concluded there is no impairment on intangible assets based on the discounted future cash flows which have been adjusted with the new circumstance. Amortization expense on the intangible assets totaled $1,322,465 (including $1,101,107 from discontinued operation) and $1,306,878 (including $1,088,283 from discontinued operation) for the year ended December 31, 2010 and the year ended December 31, 2009, respectively. Expected amortization totals approximately $237,000 each year in 2010 through 2013, and totaled approximately $5,688,000 in the years thereafter through 2038.

NOTE 9 – OTHER PAYABLE

Other payable consists of the following:

	December 31, 2010	December 31, 2009

Dividend Payable	$574,247	$-
Deposits from advertising agencies	-	2,569,765
Others	-	24,025
	$574,247	$2,593,790

As of December 31, 2010, dividend payable was based on 5% annual rate of 1,600,000 preferred shares. Dividend payable was valued at $574,247.

As of December 31, 2009, deposits from advertising agencies are security deposits from agencies to ensure the Company has financial resources to collect the overdue payments of agencies or as a penalty if agencies violate agency agreements.  The deposits are renewed every year.  Deposits are used to offset receivable from agencies upon termination of the agency relationship with the Company.

NOTE 10 – OTHER PAYABLE TO TV STATIONS

	December 31, 2010	December 31, 2009

Other payable to PRC TV Stations for purchase of
intangible assets under the Asset Transfer Agreement	$-	$9,529,952
Other payable to Kunming Television Station	11,401,862	1,331,061
Other payable to China Yellow River Television Station	581,727	538,147
	$11,983,589	$11,399,160

As of December 31, 2010, other payable to Kunming Television Station represents payable of $11,324,687 and penalty of $77,175 to be paid by ANT due to the late payment of capital contribution to Kunming Tech Co. Other payable to China Yellow River Television Station represents $14,256 employee payroll that China Yellow River Television Station paid on behalf of Taiyuan Tech Co. and $567,471 reimbursement of Yellow River Television Station’s cost of purchase of TV programs and broadcasting and administrative expenses.  The other payable of $11,401,862 originally represents the payable for purchase of intangible assets under the Asset Transfer Agreement, as discussed in note 3 above, the Agreement was terminated due to disposal of subsidiaries, hence the amount was reclassified as other payable, which was subsequent settled by the Company after year end..

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

NOTE 11 – ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31, 2010	December 31, 2009

Income tax payable	$172,194	$614,931
Business and other taxes payable	513,653	383,417
Accrued expenses	297,927	538,421
Accrued salary	38,757	232,434
	$1,022,531	$1,769,203

NOTE 12 –DEBT AND EQUITY FINANCING

	December 31, 2010	December 31, 2009

Notes payable	$11,000,000	$25,491,249
Less: Unamortized discount	(1,957,737)	(169,359)
	$9,042,263	$25,321,890

On July 21, 2008, the Company issued an aggregate of promissory notes in the face value of $27,990,200 bearing interest at the rate of 10% per annum and 980,000 shares of Class A Preferred Stock with a par value of $0.0005 in exchange for proceeds of $28,000,000. Each share of preferred stock is convertible into one share of the Company’s common stock. The promissory notes are secured by a pledge of 50.1% of the outstanding common stock of the Company.

The promissory notes stipulated that since the merger between the Company and Alyst was consummated after March 31, 2009, one-half of the principal outstanding plus accrued interest is due eighteen months from the issuance of the promissory notes and the remaining one-half of the principal outstanding plus accrued interest is due thirty-six months from the issuance of the promissory notes.

The promissory notes payable accrues interest at 10% per annum on the unpaid principal amount.  Interest on the notes is payable annually in arrears.  Accrued interest as of December 31, 2010 and interest expense on the notes payable for the year ended December 31 are $0 and $745,443, respectively. Accrued interest as of December 31, 2009 and interest expense on the notes payable for the year ended December 31 2009 are $3,738,716 and $2,625,484, respectively.

NOTE 12 –DEBT AND EQUITY BRIDGE FINANCING (CONT’D)

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

After the merger between the China Networks and Alyst consummated on June 29, 2009, the Company has been negotiating with the notes holders to reach a debt restructuring plan. The Company estimated that the restructuring plan will be approved by the debt holders before April 2010. With estimated life of the bridge loan of approximately 18 months, the Company adopted the effective interest rate method to amortize the debt discount over the 18-month period and an effective monthly rate of 1.49%.  Discount on the notes payable is recorded as interest expense.  Interest expense resulted from the amortization of debt discount totaled $169,359 and $2,769,407 for the year ended December 31, 2010 and year ended December 31, 2009, respectively.

In connection with the bridge loan financing, the Company incurred placement fee of 6% of the gross proceeds and issuance costs of 1% of gross proceeds to the placement agent, totaling $1,960,000, of which $1,000,000 has been paid from the proceeds received from the bridge loan in July 2008 and the remaining $960,000 fee has been waived.  The Company also incurred other direct issuance costs of which $653,765 was also paid with proceeds from the bridge loan.  Of the total issuance costs of $2,613,765, $2,206,863 was allocated to debt issuance costs and recorded as deferred financing cost.  The remaining $406,902 was allocated to the preferred shares and netted with proceeds in additional paid in capital. For the year ended December 31, 2010 and December 31, 2009, amortization expense from accretion of issuance costs totaled $85,936 and $1,405,266, respectively.

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

On April 13, 2010, in connection with the consummation of the convertible debentures, as described  below, the Company cancelled all existing promissory notes in aggregate principal amount of $25,500,000 in exchange for the pro rata issuance of an aggregate of 23,000,000 ordinary shares of the Company and 16,000,000 Class A Preferred Shares of the Company.  The notes holders waived interest accrued on the notes totaled $4,484,159.  The 980,000 common stock holders waived the right to receive a cash amount equal to $7.143 per share in aggregate principal amount of $7,000,140. Mr. Kerry Propper agreed to cancel 2,000,000 out of his 2,429,635 common shares of China Networks. As a result of the transaction, a gain on early retirement of promissory notes of $12,925,548 was recorded and was computed as follows:

Fair value of common share issued on conversion	$8,050,000
Fair value of Class A preferred Share issued on conversion	16,000,000
Less: Carrying amount of
Note payable	(25,491,249)
Accrued expenses	(4,484,159)
Payable to former China Networks stock holders	(7,000,140)
Gain on extinguishment of debts	$(12,925,548)
Less: Gain recognized as capital contributions	7,348,693
Gain recognized in the statement of operations	(5,576,855)

The payable to former stockholders of $7,000,140 was recorded as a capital contribution. Consistent with the guidance in ASC 470 50-40-2 extinguishment transactions with related parties are considered capital transactions. Accordingly, in the remaining gain of $5,925,408, approximately 5.88% (i.e. $348,553) was regarded as related parties transaction and accordingly was recorded as a capital contribution. The balances of $5,576,855 was recorded as a gain on debt restructuring in the statements of operations.

Each newly issued Class A Preferred Share is entitled to receive a dividend, which will accrue at a rate of 5% per annum, and will be payable semi-annually and in arrears. Each share of preferred stock is convertible into one share of the Company’s common stock. The Class A Preferred Shares has a liquidation preference of an aggregate of $16,000,000 upon the sale or liquidation of the Company. If the closing price of the Company’s ordinary shares on the principal trading market on which they are quoted is less than $0.50 upon the 24 month anniversary of the transaction contemplated by the Exchange Agreement, then the liquidation preference will increase to $21,000,000.

NOTE 12 –DEBT AND EQUITY BRIDGE FINANCING (CONT’D)

On April 13, 2010, the Company issued six-year convertible debentures in aggregate a face value of $11,000,000  bearing interest at the rate of 10% per annum and 6,342,110 ordinary shares with a par value of $0.0001 in exchange for proceeds of $11,000,000. The Debentures are convertible into ordinary shares of the Company at a per share conversion price of $1.14. The Debentures are secured by all of the assets of the Company. China Networks will guarantee the Debentures. At any time after the issuance of the Debentures and prior to the maturity date, the Company has the right to redeem all or part of the Debentures under certain conditions.

The Debentures accrues interest at 10% per annum on the aggregate unconverted and then outstanding principal amount.  Interest on the Debentures is payable semi-annually in arrears.  Accrued interest as of December 31, 2010 and interest expense on the Debentures for the year ended are $789,500 and $789,500, respectively.

Management determined that the fair value of the 6,342,110 ordinary shares on the issuance date was $0.35 per share, calculated using an average trading value subsequent to the transaction, applying a 30% allowance for marketability discount. Using the relative fair value method, the Company allocated $8,780,263 of the gross proceeds to the Debentures and $2,219,737 to the ordinary shares. The face amount of the Debentures of $11,000,000 was reduced by debt discount of $2,219,737, resulting in an initial carrying value of $8,780,263.

With estimated life of the Debentures of approximately 72 months, the Company adopted the straight-line method to amortize the debt discount over the 72-month period.  Discount on the Debentures is recorded as interest expense. Interest expense resulted from the amortization of debt discount totaled $262,000 for the year ended December 31, 2010.

In connection with the Debentures, the Company incurred placement fee of 5% of the gross proceeds and issuance costs of 2% of the proceeds of $5,802,000 to the placement agent, totaling $666,040, and issued 750,000 ordinary shares with a par value of $0.0001 to the placement agent. Management determined that the fair value of the 750,000 ordinary shares on the issuance date was $0.35 per share, calculated using an average trading value subsequent to the transaction, applying a 30% allowance for marketability discount. Using the relative fair value method, the Company allocated $262,500 to the ordinary shares. The Company also incurred other direct issuance costs of which $407,407 was also paid with proceeds from the Debentures. Of the total issuance costs of $1,335,947, $1,073,447 was allocated to debt issuance costs and recorded as deferred financing cost.  The remaining $262,500 was allocated to the ordinary shares and netted with proceeds in additional paid in capital. For the year ended December 31, 2010, amortization expense from accretion of issuance costs totaled $171,500.

NOTE 13 – RELATED PARTY TRANSACTIONS

Disposal of Kunming entities

In December 2010, the Company disposed to its joint venture partner, Kunming TV Station, the interest in Kunming JV and Kunming AD Co. Further discussions please refer to note 3 “Discontinued Operations”.

Due to related parties

Amounts due to related parties consist of advances made to the Company or payments made behalf on the Company to finance development stage activities and other costs. The amounts due to related parties for such advances were non-interest bearing and had no stated repayment terms. Amounts due to related parties for such advances totaled $59,750 and $126,500 as of December 31, 2010 and 2009, respectively.

In addition, at December 31, 2009, an amount of $7,000,140 represents payment due to former China Networks preferred shareholders, which was contingent upon the consummation of business combination, was also accrued.  For the year ended December 31, 2010, the amount of $7,000,140 was derecognized as part of the gain on extinguishment of debt as described in note 12 above.

Loan receivable from related parties

Loan receivable from related parties represent amount extended to the trustees after consolidation elimination of 100% of the registered capital of Hetong, as discussed in Note 1 under Establishment of Trustee Company. The loan receivable is non-interest bearing and due on demand.

Gain on debt restructuring to related parties recognized as capital contribution

During the year, the Company cancelled all existing promissory notes in aggregate principal amount of $25,500,000 in exchange for the pro rata issuance of an aggregate of 23,000,000 ordinary shares and 16,000,000 Class A Preferred Shares of the Company.  As a result of the transaction, a gain on early retirement of promissory notes of $12,925,548 was recorded, of which, $7,348,693 was recorded as capital contribution. Further discussions please refer to note 12 “Debt and Equity Bridge Financing”.

NOTE 13 – RELATED PARTY TRANSACTIONS (CONT’D)

Cutoff agreement with Kunming TV Station on transfer of operation

Fixed assets lease
On October 1, 2008, Kunming TV Station transferred the right to operate the advertising business to Kunming JV Ad Co.  According to the agreement, Kunming JV Ad Co. will lease certain fixed assets from Kunming TV Station.  For fixed assets that have been used for less than 5 years, the rental fee is RMB 19,952 (approximately $2,921) per month. For fixed assets that have been used for over 5 years, Kunming JV Ad Co. may use these fixed assets for free; however will be responsible for maintenance cost and the fixed assets must be returned to Kunming TV Station when they can no longer be used.  Kunming TV Station will be responsible for the purchase of specialized equipment in the future and lease the equipment to Kunming JV Ad Co.  A rental fee will be paid to Kunming TV Station, calculated based on 5 year straight-line depreciation method with 5% salvage value and payable every six months.  At the end of the 5 year depreciation period, Kunming JV Ad Co. may use the specialized equipment for free but will be responsible for maintenance cost.  For the year ended December 31, 2010 and December 31, 2009, fixed assets lease expense totaled $37,168 and $101,450, respectively.

Program cost paid but not aired
According to the agreement, program cost totaled RMB12,438,250 (approximately $1,814,700) that was paid by Kunming TV Station but has not been aired yet as of October 1, 2008 is payable back to Kunming TV Station. In 2009, program cost of RMB 600,000 (approximately $87,700) was returned to Kunming TV Station from a production company. As of December 31, 2010 and 2009, RMB11,268,100 (approximately $1,701,436) and RMB 11,268,100 (approximately $1,647,400) of program inventory has been received.

Additional agreement signed in March 2009
In March 2009, an addendum to the cutoff agreement was signed relating to employee payroll expense. Due to the fact that some employees of Kunming JV Ad Co. will still need to perform some services for Kunming TV Station, Kunming JV Cos and Kunming TV Station have agreed that the payroll expense of these employees for the next three years starting from 2009 will be borne by Kunming TV Station, the total payroll expense shall not exceed RMB9, 000,000 (approximately $1,314,700). Kunming TV Station’s share of the payroll expense will be paid via an offset with program cost paid but not aired that are included in other payable to Kunming TV Station. The relevant payroll expenses totaled RMB714,436 (approximately $104,769) for the year ended December 31, 2010.

As discussed in note 3 “Discontinued Operations”, the above cutoff agreement with Kunming TV station was terminated and no longer valid w.e.f December 15, 2010.  The above program cost was disposed of and included as part of the assets to be disposed as discussed in note 3 above.

Cutoff agreement with Yellow River TV Station on transfer of operation

As of January 1, 2009, Yellow River TV Station transferred the right to operate the advertising business to Taiyuan JV Ad Co.

Receipts in advance from customer collected by Yellow River TV Station
As of January 1, 2009, there were RMB4,345,810 (approximately $634,800) receipts in advance collected by Yellow River TV Station from customers for advertisements that have not been aired yet.  As of December 31, 2010, advertisements amounted RMB2, 367,651 (approximately $357,505) were aired and recognized in revenue.

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

Program cost to Yellow River TV Station
Taiyuan JV Ad Co accrued Program cost of RMB 1,250,000 per month to Yellow River TV Station. During the year ended December 31, 2010, Taiyuan JV Ad Co has accrued Program cost of RMB15,000,000 (approximately $2,218,469), and paid RMB 15,000,000 (approximately $2,223,907).

Receivables collected by Yellow River TV Station
Yellow River TV Station collected Advertisement receivable on behalf of Taiyuan JV Ad Co. In the year ended December 31, 2010, the receivable collected by Yellow River TV Station is RMB7,832,384 (approximately $1,158,372).

NOTE 14 – INCOME TAX

The enterprise income tax is reported on a separate entity basis.

BVI

China Networks Media, Ltd. was incorporated in the British Virgin Islands and is not subject to income taxes under the current laws of the British Virgin Islands.

PRC

The JV Tech Cos, JV Ad Cos, Hetong, Beijing Guangwang are subject to PRC income tax at the statutory tax rate of 25%.

The income tax provision consists of the following:

	The year ended
	December 31, 2010	December 31, 2009

Current tax	$(59,837)	$2,021,298
Deferred tax	208,366	617,628
	$148,529	$2,638,926

The following is a reconciliation of the tax derived by applying the PRC Statutory Rate of 25% to the income before income taxes and comparing that to the recorded income tax provision.

	The year ended
	December 31, 2010	December 31, 2009

Expected income tax at PRC statutory rate 25%	$2,558,920	$1,271,840
(Less)/Add: Parent company’s expenses not subject to PRC tax	(2,627,997)	1,484,378
Add: Losses at subsidiaries	217,606	125,551
Permanent difference	-	985
Unrecognized temporary difference	-	(243,828)
Income tax expense	$148,529	$2,638,926

The Company’s deferred tax assets and liabilities at December 31, 2010 and December 31, 2009 consisted of:

	December 31, 2010	December 31, 2009

Deferred tax assets – foreign NOL	$345,075	$183,414
Deferred tax assets – intangible assets	31,818	31,818
Total deferred tax assets	376,893	215,232
Less: valuation allowance	(376,893)	(215,232)
Net deferred tax assets	$-	$-

Deferred tax liabilities – intangible assets and
Program inventory	$59,396	$930,356
Net deferred tax liabilities	$59,396	$930,356

The Company has not recognized deferred tax assets relating to the net operating loss and temporary differences generated in its PRC subsidiaries because the Company does not expect to have taxable income in the respective subsidiaries to utilize these deferred tax assets.  The deferred tax valuation allowance increased $161,661 during the year ended December 31, 2010.

The Company adopted FASB ASC 740 “Income Taxes”, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

At December 31, 2010, Company’s management considered that the Company had no uncertain tax positions that affected its consolidated financial position and results of operations or cash flow, and will continue to evaluate for the uncertain position in future. There are no estimated interest costs and penalties provided in the Company’s financial statements for the year ended December 31, 2010.

NOTE 15 – SHAREHOLDERS’ EQUITY

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

On April 13, 2010, the Company issued six-year convertible debentures in aggregate a face value of $11,000,000  bearing interest at the rate of 10% per annum and 6,342,110 ordinary shares with a par value of $0.0001 in exchange for proceeds of $11,000,000.

On the same date, CNIH entered into an Exchange and Amendatory Agreement (the “Exchange Agreement”) with China Networks and the holders of senior secured notes of China Networks  in the aggregate principal amount of $25,500,000 (the “Network Notes”).  Pursuant to the Exchange Agreement, the holders agreed to cancel all existing Network Notes in exchange for the pro rata issuance by us of an aggregate of 23,000,000 Ordinary Shares and 16,000,000 Class A Preferred Shares.

In connection with the convertible Debentures issued as discussed in note 12 above, Mr. Kerry Propper agreed to cancel 2,000,000 out of his 2,429,635 common shares of China Networks. The Company also issued 750,000 ordinary shares with a par value of $0.0001 to the placement agent.

NOTE 15 – SHAREHOLDERS’ EQUITY (CONT’D)

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

NOTE 16 – CONCENTRATIONS, RISK AND UNCERTAINTIES

Customer concentration – The Company has the following concentrations of business with each customer constituting greater than 10% of the Company’s net sales:

	The year ended
	December 31, 2010	December 31, 2009

Beijing MINGHESHIJI Media Ltd.	31.1%	0%
Shanxi China Mobil Ltd.	10.4%	3.9%
Kunming Fengyun Advertising Ltd.	0%	23.5%
Yunnan Hua Nian Advertising Ltd.	0%	16.2%
Qunyi Media Group	0%	13.0%

As at December 31, 2010, accounts receivable due from these customers totaled $0. The Company is not aware of any financial difficulties being experienced by its major customers.

Supplier concentration –The Company did not have any concentrations of business with each supplier constituting greater than 10% of the Company’s purchases for the year ended December 31, 2010.

Credit risk on cash and cash equivalents – The Company maintains its cash and cash equivalents in accounts with major financial institutions in the United States of America and the PRC, in the form of demand deposits and money market accounts. Deposits in banks may exceed the amounts of federal deposit insurance provided on such deposits. As of December 31, 2010 the Federal Deposit Insurance Corporation insured balances in bank accounts up to $250,000. At December 31, 2010, the uninsured balances amounted to approximately $14.7 million. The Company has not experienced any losses on its deposits of cash and cash equivalents.

NOTE 17– OPERATING RISK AND MARKET RISK

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

NOTE 18 – COMMITMENTS AND CONTINGENCIES

Operating Leases

In the normal course of business, the Company leases office space under operating leases agreements.  The operating lease agreements generally contain renewal options that may be exercised at the Company’s discretion after the completion of the base rental terms.

The Company rents office space from China Yellow River TV Station for approximately $2,200 per year through June 2011.  Rent expense for the year ended December 31, 2010 totaled $123,445.

The Company is obligated under operating leases requiring minimum rentals as follows:

2011	$1,126
Thereafter	-
$1,126

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

(ii)
CNIH agrees that the Closing Holders shall be entitled to receive from CNIH additional cash payments on or prior to December 31, 2010 equal to an aggregate amount of U.S. $3,000,000, solely and exclusively upon CNIH earning Net Income of at least U.S. $30,000,000 during the four fiscal quarters immediately preceding such payments, to be allocated among the holders of Company Shares in accordance with their respective Percentage Allocations

(iii)
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

(iv)
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

NOTE 18 – COMMITMENTS AND CONTINGENCIES (CONT’D)

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

(v)
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

NOTE 19 – SUBSEQUENT EVENTS

(a)
On March 4, 2011, the Company redeemed an aggregate of $11,000,000 of the outstanding convertible debentures due April 30, 2016, which were issued to certain investors in a private placement transaction that was consummated on April 13, 2010 as described in note 12 above.  The redeemed debentures represented the entire outstanding principal of the debentures issued in the private placement.  In addition, the Company paid all outstanding interest owing on the debentures in 8,195,000 ordinary shares of the Company.  The funds used to redeem the debentures were generated from the sale of interest in the Kunming JV as discussed in note 3 “Discontinued Operations.

(b)
On May 12, 2011, the Company redeemed an aggregate of 4,028,690 of the Class A Preferred Shares at a per share price of $1.00.  The redeemed shares were issued to certain investors in a private placement transaction that was consummated on April 13, 2010 as described in note 12 above, and accounted for approximately 25.18% of the total 16,000,000 Class A Preferred Shares outstanding.  In connection with the redemption of the Class A Preferred Shares, the Company paid an aggregate of $4.69 million on June 2011 to pay accrued and outstanding dividend payments owing on the Class A Preferred Shares.  The funds used to redeem the Class A Preferred Shares were generated from the sale of interest in the Kunming JV as discussed in note 3 “Discontinued Operations.

NOTE 20 – PARENT ONLY FINANCIAL STATEMENTS

As of December 31, 2010, the total restricted net assets exceeded 25% percentage of the Company’s consolidated net assets. As a result, parent only financial statements are prepared as follows:

Parent Only Balance Sheets
As of December 31, 2010 and 2009

	December 31,	December 31,
	2010	2009
ASSETS

CURRENT ASSETS
Cash	$104	$104
Restricted cash	236,400	236,400
Other receivables and prepaid expenses	-	365,531
Loan receivable from ANT	10,349,168	-
Loan receivable from CNM	24,917,495	1,111,599
Deferred financing costs	1,279,879	-
Total current assets	36,783,046	1,713,634

Investments in subsidiaries	(2,119,025)	(9,099,900)

TOTAL ASSETS	$34,664,021	(7,386,266)

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accrued interest	789,500	-
Other payable	574,247	-
Accrued liabilities	85,399	101,987
Notes payable, net	9,042,263	-
Total current liabilities	10,491,409	101,987

COMMON STOCK SUBJECT TO REPURCHASE	236,400	236,400
TOTAL LIABILITIES	10,727,809	338,387

EQUITY
China Networks International Holdings, Ltd. equity:
Class A Preferred Shares, net of issuance costs ($0.0005 par value; 1,050,000 shares authorized, 980,000 shares issued and outstanding at September 30, 2008; liquidation preference of $9,800)	8,000

Class A Preferred Shares, net of issuance costs ($0.0005 par v

Common stock at $0.0001 par value; (41,019,998 shares authorized, 41,019,998 shares issued and outstanding at December 31, 2010 )	4,102	1,293

Additional paid-in capital	33,870,121	-
Accumulated deficit	(10,470,373)	(7,722,640)
Accumulated other comprehensive income/(loss)	524,362	(3,306)
Total shareholders' equity/(deficit)	23,936,212	(7,724,653)

TOTAL LIABILITIES AND EQUITY	$34,664,021	(7,386,266)

Parent Only Statement of Operations
For the years ended December 31, 2010 and 2009

	For the year ended
	December 31,	December 31,
	2010	2009

NET REVENUE	$-	-

COST OF REVENUE	-	-
Gross profit	-	-

OPERATING EXPENSES
General and administrative expense	1,278,000	197,124
	1,278,000	197,124

LOSS FROM OPERATIONS	(1,278,000)	(197,124)

OTHER INCOME/(EXPENSE)
Interest income	-	5,879
Share of results of subsidiaries
(including loss on disposal of subsidiaries of $7,562,491)	5,555,910	(1,603,123)
	5,555,910	(1,597,244)

INCOME/(LOSS) BEFORE INCOME TAX	4,277,910	(1,794,368)

INCOME TAX	-	-

NET INCOME/(LOSS)	4,277,911	(1,794,368)

No parent only statement of cashflows is presented as there is no change in cash and cash equivalent for the year.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company [incorporated by reference to Exhibit D to the Company’s Report on Form 6-K, filed July 2, 2009 (SEC File No. 001-34395)]
2.1	Specimen Ordinary Share Certificate [incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
2.2	Form of Warrant [incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
2.3	Form of Warrant Agreement [incorporated by reference to Exhibit 4.1 to Alyst’s Registration Statement on Form S-1 (SEC File No. 333-138699)]
2.4	Form of Bridge Loan Promissory Note [incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
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