Form 20-F
period 2011-12-31
China Networks International Holdings Ltd
filed 2012-05-15
CIK 1443979

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

801 Block C
Central International Trade Center
6A Jianguomenwai Avenue
Chaoyang District, Beijing, 100022
People’s Republic of China

(86) 108591-1829
(Address of principal executive offices)
801 Block C
Central International Trade Center
6A Jianguomenwai Avenue
Chaoyang District, Beijing, 100022
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2011): 64,179,098 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer  ☐                     Accelerated Filer   ☐                     Non-Accelerated Filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒
International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐
Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☒ No ☐

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

Annual Report on Form 20-F
 For the Fiscal Year Ended December 31, 2011

TABLE OF CONTENTS

PART I

PART II

PART III

Item 17.	Financial Statements	41
Item 18.	Financial Statements	41
Item 19.	Exhibits	41

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

●	“CNIH,” “we,” “us,” or “our,” and the “Company” are references to the combined business of China Networks International Holdings Ltd., a BVI company, and its consolidated subsidiaries and variable interest entities, including: China Networks, ANT, WFOE and Hetong;

●	“China Networks” are references to our wholly-owned subsidiary China Networks Media Ltd., a BVI company;

●	“ANT” are references to China Network’s wholly-owned subsidiary Advertising Networks Ltd., a Hong Kong company;

●	“WFOE” are references to ANT’s wholly-owned subsidiary Guangwang Tonghe Technology Consulting (Beijing) Co. Ltd., a PRC company;

●	“Hetong” are references to our variable interest entity, Beijing Guangwang Hetong Advertising & Media Co., Ltd., a PRC company;

●	“China” and “PRC,” are references to the People’s Republic of China;

●	“BVI,” are references to the British Virgin Islands;

●	“Hong Kong,” are references to the Hong Kong Special Administrative Region of China;

●	“RMB,” are references to Renminbi, the legal currency of China;

●	“U.S. dollars,” “$” and “US$,” are references to the legal currency of the United States; and

●	“Securities Act,” are references to the Securities Act of 1933, as amended, and references to “Exchange Act” are references to the Securities Exchange Act of 1934, as amended.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Selected Consolidated Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of income data for the Company’s fiscal years ended December 31, 2011, 2010 and 2009, and the selected consolidated balance sheet data as of December 31, 2011 and 2010, have been derived from our audited restated consolidated financial statements that are included in this annual report beginning on page F-1. The selected statement of income data for the fiscal year ended December 31, 2008 and 2007 and the balance sheet data as of December 31, 2009, 2008 and 2007 have been derived from our combined financial statements of the Company’s operating entities - Kunming Television Station-Advertising Centre and Yellow River Television Station-Advertising Centre that are not included in this annual report.

The consolidated financial statements for the years ended December 31, 2011 and 2010 are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained elsewhere herein.  The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

(In thousands of U.S. Dollars, except number of shares and per share data)

	Fiscal Year Ended December 31,
	2007	2008	2009	2010	2011
Statement of Income Data:
Net Revenue	$17,715,149	$4,344,012	$19,010,661	$22,289,808	$-
Operating income (loss)	12,429,677	129,072	9,756,277	3,237,054	(1,100,101)
Net income (loss) before non-controlling interest	12,458,479	(3,409,673)	2,448,433	(670,527)	(11,273,348)
Net income (loss)	12,458,479	(4,537,064)	(1,672,454)	(3,070,783)	(11,253,283)
Weighted average ordinary shares	N/A	1,108,767	7,519,691	32,826,462	50,317,319

Weighted average number of diluted ordinary shares		N/A	1,108,767	7,519,691	32,826,462	50,317,319
Basic income (loss) per share	$	N/A	$(4.09)	$(0.22)	$(0.09)	$(0.22)
Diluted income (loss) per share	$	N/A	$(4.09)	$(0.22)	$(0.09)	$(0.22)

Balance Sheet Data:
Total current assets		$3,670,398	$16,827,967	$20,869,835	$42,649,676	$8,170,617
Total assets		3,670,398	46,269,330	52,019,042	48,923,840	8,182,561
Total current liabilities		2,995,317	45,384,962	53,110,643	23,631,483	1,825,013
Total liabilities		2,995,317	45,697,690	54,277,399	23,927,279	2,061,413
Non-controlling Interest		-	1,257,807	5,466,296.	1,060,349	1,087,906

Shareholders’ equity (deficit)		675,801	(686,165)	(7,724,653)	23,936,212	5,033,242

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should carefully consider the risks described below, which constitute the material risks facing us. If any of the following risks actually occur, our business could be harmed. You should also refer to the other information about us contained in this Annual Report, including our financial statements and related notes.

We currently have no business operations nor any revenues or earnings from operations.

We currently have no business operations or any revenues or earnings from operations. We currently have no significant assets or financial resources, and will, in all likelihood, continue to sustain operating expenses without corresponding revenues until the development of a new business plan or the consummation of a business combination.

Going Concern.  The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. However, subsequent to the disposal of Kunming entities and termination of contracts with YR TV Station, the Company did not generate any revenue during the year 2011 and had net cash used in operating activities, which have had a significant adverse impact on its business and continue to negatively impact its projected future liquidity. The Company’s ability to continue as a going concern is dependent on many factors, including, among other things, the outcome of the YR TV Station litigation as described above, and sourcing new stream of revenue and operations.  The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. In addition, the Company may wish to selectively pursue possible acquisitions of businesses complementary to those of the Company in the future in order to expand its presence in the marketplace and achieve operating efficiencies. The Company expects to seek to obtain additional funding through a bank credit facility or private equity. There can be no assurance as to the availability or terms upon which such financing and capital might be available.

Our proposed operations are purely speculative.

The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that we will be successful in locating candidates meeting these criteria. If we complete a business combination, the success of our operations will be dependent upon management of the target company and numerous other factors beyond our control. There is no assurance that we can identify a target company and consummate a business combination.

We may have significant difficulty in locating a viable business combination candidate.

We are and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for us. Nearly all of these competitors have significantly greater financial resources, technical expertise and managerial capabilities than we do and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete with numerous other small public companies in seeking merger or acquisition candidates.

It is possible that the per share value of your stock will decrease upon the consummation of a business combination.

A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in a business combination, the per share value of our common stock may decrease, perhaps significantly.

Any business combination that we engage in may have tax effects on us.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination that we may undertake. Currently, a business combination may be structured so as to result in tax-free treatment to both companies pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target company; however, there can be no assurance that a business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

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

We do not intend to pay dividends on our ordinary shares for the foreseeable future.

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

We are a foreign private issuer and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required by the SEC or the federal securities laws to issue quarterly reports or proxy statements with the SEC.   We are allowed four months following the end of our fiscal year to file our annual report with the SEC.  We are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act.  As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5.  Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations and financial condition.

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

We do not currently expect to be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our tax year ending December 31, 2011.  However, the PFIC test is an annual test that, as discussed below, depends upon the composition of our gross income for the year and the percentage, based on a quarterly average for the year, of our gross assets that constitutes “passive” assets.  Accordingly, it is not possible to determine whether we will not be classified as a PFIC for our tax year ending December 31, 20011 until after the year has ended.  In addition, even if we are not classified as a PFIC for our taxable year ending December 31, 2011, because the PFIC test is annual, we cannot assure you that we will not be a PFIC for any following tax year.  A non-U.S. corporation will be classified as a PFIC for the taxable year if (i) at least 75% of its gross income is passive income for such year or (ii) at least 50% of the fair market value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income.  The fair market value of our assets may be determined to a large extent by the market price of our ordinary shares, which may fluctuate.  Furthermore, how we spend as well as how quickly we spend the proceeds from offerings will affect the composition of our income and assets.  If we are treated as a PFIC for any tax year during which U.S. shareholders hold ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. holders.  See Item 10, “Additional Information — Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company Rules.”

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

The 1,820,000 insider warrants outstanding at the effective time of the Business Combination became exercisable into ordinary shares after September 27, 2009, the date that was 90 days after consummation of the Business Combination.  The insider warrants have terms and provisions that are identical to the public warrants, except that they may be exercised on a cashless basis if the warrants are redeemed at our option under the same conditions applicable to the public warrant holders and, at such time, are held by the initial holders.

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

Following the Business Combination we, through our subsidiaries and variable interest entities, provided broadcast television advertising services in the PRC and operated joint-venture partnerships with PRC televisions stations in regional areas of the country.  We managed these regional businesses through a series of joint ventures and contractual arrangements to sell broadcast television advertising time slots and so-called “soft” advertising opportunities to local advertisers directly and through advertising agencies and brokers, and also assisted the PRC television stations in selling advertising time slots and “soft” advertising opportunities to national advertisers, specifically by offering multi-region campaigns to maximize value and cut costs these national advertisers would otherwise face when dealing with individual stations on a station-by-station basis.

In September 2010, we entered into an equity transfer agreement whereby ANT sold all of its equity ownership in Kunming Taishi Information Cartoon Co., Ltd., a PRC company, or Kunming JV, to Kunming TV Station our 50% joint venture partner, upon approval of the Chinese authorities. This discussion was initiated due to the recent restructuring of Kunming TV station, and the PRC government’s intent to integrate its television advertising assets.  As a result of the agreement, the total transfer price for the equity stake exchange was RMB 150,000,000 with the first installment of RMB 75,000,000 paid by Kunming TV in January 2011. The Company gave notice in January 2011 of the redemption of its convertible debentures issued in April 13, 2010. The aggregate amount of the Debentures being redeemed represented the entire outstanding principal of the Debentures. In addition, the Company gave notice to pay all outstanding interest owed on the debentures in ordinary shares of the Company. In May 2011, the remaining funds from the first installment were utilized for the redemption of an aggregate of 4,028,690 of the Company’s Preferred Shares.  Upon receipt of the second installment of RMB 30,000,000 paid by Kunming TV, the Company redeemed an aggregate of 4,706,807 of its Preferred Shares on November 31, 2011, and upon receipt of the third installment of RMB 30,000,000 paid by Kunming TV in April 2012, the Company redeemed an aggregate of 1,575,000 of its Preferred Shares. The fourth installment of RMB 10,000,000 was paid by Kunming TV in March, 2012. The remaining RMB 5,000,000 due from Kunming TV is expected to be received by the Company by before June 30, 2012, subject to further negotiations with KM, and the funds will be partially used to redeem all remaining outstanding Preferred Shares.

In January 2011, China Yellow River Television Station, the Company’s joint venture partner in Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., or Yellow River JV, was consolidated by merger into Shanxi Radio and TV Station, or Shanxi TV, a PRC state-owned entity, and Shanxi TV was the successor to all of China Yellow River Television Station’s obligations under the joint venture agreements.  Upon consummation of the merger, Shanxi TV immediately and unilaterally terminated the cooperation agreement that established the Yellow River JV and transferred the advertising business of the Yellow River JV to its own internal advertising department.  The Company believes that Shanxi TV’s actions constituted a direct violation of the cooperation agreement which granted to the Yellow River JV the exclusive and irrevocable right to operate China Yellow River Television Station’s advertising business.

In connection with the termination of the cooperation agreement and the transfer of the advertising business, Shanxi TV has also taken, as its own, the RMB 45,000,000 of registered capital contributed by the Company to the Yellow River JV.   Shanxi TV has materially breached its contractual obligations under the framework agreement, exclusive cooperation agreement and other transaction documents, and the Company believes that Shanxi TV should indemnify the Company and the Yellow River JV  for the losses and damages arising out of such breaches and violations of the foregoing agreements.  The Company has attempted, in good faith, to negotiate a settlement with respect to the funds, however, to date Shanxi TV has refused to return the funds to the Company or enter into any settlement agreement.

In addition to attempts at negotiations directly with Shanxi TV, the Company filed an application for arbitration with the China International Economic Trade Arbitration Commission, or CIETAC, in October 2011.  CIETAC accepted the arbitration application in December 2011 and Shanxi TV filed its response in January 2012.  The first hearing was held on April 16, 2012, at which time the arbitral tribunal did not make a decision, but requested further evidence from the parties.  The second hearing is expected to be held at the end of June 2012.

If the Company is successful in securing compensation from Shanxi TV, a portion of the funds will be used to redeem all or a portion of the Class A Preferred Shares that remain outstanding at such time.

Business Overview

We are currently a shell company in the British Virgin Islands with non-operating subsidiaries ANT, a Hong Kong company, WFOE, a PRC company, and Hetong, a PRC company and a variable interest entity.  At present, in addition to pursuing a remedy to the dispute with Shanxi TV, the Company is exploring options with respect to future business operations.  The Company may decide to seek a potential business combination with one or more yet to be identified privately held companies, or may determine that it is in the best interests of the Company and its shareholders to attempt to engage in another business through its subsidiaries and variable interest entities in China.

If management determines that it is in the best interests of the Company and its shareholders to enter into a business combination, we will not be restricted in our search for business combination candidates to any particular geographical area, industry or industry segment, and may enter into a combination with a private business engaged in any line of business. Management's discretion is, as a practical matter, unlimited in the selection of a combination candidate.

If we effect a business combination with any entity unaffiliated with our current management, our current officers and directors probably will resign their directorship and officer positions with us in connection with our consummation of a business combination. In such an instance, our current management will not have any control over the conduct of our business following the completion of a business combination.

It is anticipated that prospective business opportunities will come to our attention from various sources, including our management, our other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. We do not have any plans, understandings, agreements, or commitments with any individual or entity to act as a finder of or as a business consultant in regard to any business opportunities for us. There are no plans to use advertisements, notices or any general solicitation in the search for combination candidates.

Corporate Structure

We do not directly or indirectly have an equity interest in Hetong, however ANT, our wholly owned subsidiary, has entered into a series of contractual arrangements with Hetong and its shareholders.  As a result of the following contractual arrangements, we control and are considered the primary beneficiary of Hetong. These arrangements include the following:

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

Property, Plants and Equipment

We maintain executive office at A-801 Block C, Central International Trade Center, 6A Jianguomenwai Avenue, Chaoyang District, Beijing, 100022, PRC. The base annual rental cost of this space is approximately $4,750.

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

Operating Results

Overview and Plan of Operation

Following our Business Combination with Alyst on June 25, 2009 until January 2011, we, through our subsidiaries and variable interest entities, provided broadcast television advertising services in the PRC and operated joint-venture partnerships with PRC televisions stations in regional areas of the country.  We managed these regional businesses through a series of joint ventures and contractual arrangements to sell broadcast television advertising time slots and so-called “soft” advertising opportunities to local advertisers directly and through advertising agencies and brokers, and also assisted the PRC television stations in selling advertising time slots and “soft” advertising opportunities to national advertisers, specifically by offering multi-region campaigns to maximize value and cut costs these national advertisers would otherwise face when dealing with individual stations on a station-by-station basis.

Since January 2011, we have been a shell company in the British Virgin Islands with non-operating subsidiaries ANT, a Hong Kong company, WFOE, a PRC company, and Hetong, a PRC company and a variable interest entity.  At present, in addition to pursuing a remedy to the dispute with Shanxi TV as discussed elsewhere in this Report, we are exploring options with respect to future business operations.  Management may decide to seek a potential business combination with one or more yet to be identified privately held companies, or may determine that it is in the best interests of the Company and its shareholders to attempt to engage in another business through its subsidiaries and variable interest entities in China.

If management determines that it is in the best interests of the Company and its shareholders to enter into a business combination, we will not be restricted in our search for business combination candidates to any particular geographical area, industry or industry segment, and may enter into a combination with a private business engaged in any line of business. Management's discretion is, as a practical matter, unlimited in the selection of a combination candidate.

If we effect a business combination with any entity unaffiliated with our current management, our current officers and directors probably will resign their directorship and officer positions with us in connection with our consummation of a business combination. In such an instance, our current management will not have any control over the conduct of our business following the completion of a business combination.

It is anticipated that prospective business opportunities will come to our attention from various sources, including our management, our other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. We do not have any plans, understandings, agreements, or commitments with any individual or entity to act as a finder of or as a business consultant in regard to any business opportunities for us. There are no plans to use advertisements, notices or any general solicitation in the search for combination candidates.

Corporate Update on Sale of Kunming JV

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

On May 12, 2011, we redeemed an aggregate of 4,028,690 of our Class A Preferred Shares at a per share price of $1.00.  The redeemed shares were issued to certain investors in a private placement transaction that was consummated on April 13, 2010, and accounted for approximately 25.18% of the total 16,000,000 Class A Preferred Shares then outstanding.  In connection with the redemption of the Class A Preferred Shares, the Company paid an aggregate of $4.69 million on June 2011 to pay accrued and outstanding dividend payments owing on the Class A Preferred Shares.  The funds used to redeem the Class A Preferred Shares were generated from the sale of our interest in the Kunming JV as discussed elsewhere in this report.

On October 31, 2011, we redeemed an aggregate of 4,706,807 of our Class A Preferred Shares at a per share price of $1.00.  The redeemed shares were issued to certain investors in a private placement transaction that was consummated on April 13, 2010, and accounted for approximately 39.32% of the 11,971,310 Class A Preferred Shares then outstanding.  In connection with the redemption of the Class A Preferred Shares, the Company issued to the holders of the redeemed Class A Preferred Shares an aggregate of 14,964,100 Ordinary Shares as payment for all accrued and outstanding dividends owing on the Class A Preferred Shares.

On April 2012, we redeemed an aggregate of 1,575,000 of our Class A Preferred Shares at a per share price of $1.00.  The redeemed shares were issued to certain investors in a private placement transaction that was consummated on April 13, 2010, and accounted for approximately 21.68% of the 7,264,503 Class A Preferred Shares then outstanding.

Update on Yellow River JV

In January 2011, China Yellow River Television Station, the Company’s joint venture partner in Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., or Yellow River JV, was consolidated by merger into Shanxi Radio and TV Station, or Shanxi TV, a PRC state-owned entity, and Shanxi TV was the successor to all of China Yellow River Television Station’s obligations under the joint venture agreements.  Upon consummation of the merger, Shanxi TV immediately and unilaterally terminated the cooperation agreement that established the Yellow River JV and transferred the advertising business of the Yellow River JV to its own internal advertising department.  The Company believes that Shanxi’s actions constituted a direct violation of the cooperation agreement which granted to the Yellow River JV the exclusive and irrevocable right to operate China Yellow River Television Station’s advertising business.

In connection with the termination of the cooperation agreement and the transfer of the advertising business, Shanxi TV has also taken, as its own, the RMB 45,000,000 of registered capital contributed by the Company to the Yellow River JV.  Since Shanxi TV has materially breached its contractual obligations under the framework agreement, the exclusive cooperation agreement and other transaction documents, the Company believes that Shanxi TV should indemnify the Company and the Yellow River JV for the losses and damages arising out of such breaches or violations of the foregoing agreements.  The Company has attempted, in good faith, to negotiate a settlement with respect to the funds, however, to date Shanxi TV has refused to return the funds to the Company or enter into any settlement agreement.

In addition to attempts at negotiations directly with Shanxi TV, the Company filed an application for arbitration with the China International Economic and Trade Arbitration Commission, or CIETAC, in October 2011.  CIETAC accepted the arbitration application in December 2011 and Shanxi TV filed its response in January 2012. The first hearing was held on 16 April 2012, at which time the arbitral tribunal did not make a decision but requested further evidence from the parties. The second hearing is expected to be held at the end of June.

If the Company is successful in securing the compensation from Shanxi TV, a portion of the funds will be used to redeem all or a portion of the Class A Preferred Shares that remain outstanding at such time.

Taxation

BVI

CNIH is incorporated in the BVI. Under the current law of the BVI, CNIH is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the BVI.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax from 2007 to 2011. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

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

Results of Operations for continuing operations

Comparison of Fiscal Years Ended December 31, 2011 and 2010

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	Year ended December 31 2011		Year ended December 31, 2010

	Amount	Percentage of Revenue	Amount	Percentage of Revenue

Revenue	-	-	3,751,410	100%
Cost of revenue	-	-	2,394,173	63.8%
Gross profit	-	-	1,357,237	36.2%

Selling expense	160	-	19,903	0.5%
General and administrative expenses	1,099,941	-	2,253,785	103.3%

Income (loss) from operations	(1,100,101)	-	(916,451)	67.6%

Other income and (expenses)	321	-	(9,023)	(0.2%)
Interest income	337,961	-	25,911	0.7%
Interest expense	(193,900)	-	(1,790,304)	(4.5%)
Impairment loss on receivables from YR TV Station	(680,000)	-	-	-
Impairment of intangible assets	(6,506,969)
Gain on extinguishment and cancellation of debt	-	-	5,576,855	148.7%
Written off debt discount and deferred finance cost on redemption	(3,237,616)	-	-	-
Income (loss) before income tax and non-controlling interests	(11,380,304)	-	2,886,988	76.9%

Impairment loss on receivables from YR TV station and intangible assets.  Pending the decision by CIETAC for the Company’s arbitration against YR TV Station, an impairment charges has made to write off the excess of the carrying value of receivables from YR TV Station over the recoverable amounts for the year ended December 31, 2011.   The intangible assets were fully reserved for the year 2011 due to the termination of contracts.

General and Administrative Expenses.  General and administrative expenses include salaries and benefits for our employees,  as well as costs and expenses associated with office, utilities, transportation, travel and other costs and expenses related to legal, accounting and other costs associated with regulatory filings. The general and administrative expense for 2011 was $1,099,941, a decrease of $1,153,844 or 52%, as compared to $2,253,785 in 2010.  The decrease is primarily as a result of the reduction of business activities resulted from the disposal of investment projects and arbitration with venture partner.

Interest Income. Interest income in 2011 was $337,961 compared with $25,911 in 2010. The increase in interest income is due to the higher bank deposit balance received from proceeds from disposal of Kunming entities before the Company repaid the convertible debenture in March, 2011 and the redemption of Preference shares in May and November, 2011.

Interest Expense. Interest expense in 2011 was $193,900 compared with $1,790,304 in 2010. The decrease of $1,596,404 is due to the repayment of convertible debenture in March 2011.

Comparison of Fiscal Years Ended December 31, 2010 and 2009

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	Year ended December 31 2010		Year ended December 31, 2009

	Amount	Percentage of Revenue	Amount	Percentage of Revenue

Revenue	3,751,410	100%	4,217,296	100%
Cost of revenue	2,394,173	63.8%	1,478,202	35.1%
Gross profit	1,357,237	36.2%	2,739,094	64.9%

Selling expense	19,903	0.5%	0	0%
General and administrative expenses	2,253,785	103.3%	2,278,538	54%

Income (loss) from operations	(916,451)	67.6%	460,556	10.9%

Other income and (expenses)
Interest income	25,911	0.7%	44,165	1%
Interest expense	(1,790,304)	(4.5%)	(6,800,158)	(161.2%)
Other income (expenses)	(9,023)	(0.2%)	(327,625)	(7.8%)
Gain on extinguishment and cancellation of debt	5,576,855	148.7%	1,328,861	31.5%
Waiver of accrued liability	0	0%	960,000	22.8%
Income (loss) before income tax and non-controlling interests	2,886,988	76.9%	(4,334,201)	76.9%

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

Recently Issued Accounting Standards

In May, 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. The amendments in this ASU generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRSs. The amendments in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011.

The Company has adopted the methodologies prescribed by this ASU by the date required, and the ASU does not have a material effect on its financial position or results of operations.

In June 2011, the FASB issued ASU 2011-05, which is an update to Topic 220, “Comprehensive Income.” This update eliminates the option of presenting the components of other comprehensive income as part of the statement of changes in stockholders’ equity, requires consecutive presentation of the statement of net income and other comprehensive income and requires reclassification adjustments from other comprehensive income to net income to be shown on the financial statements.  ASU 2011-05 is effective for all interim and annual reporting periods beginning after December 15, 2011. The Company does not expect the adoption of this guidance to have a material impact on its financial position or results of operations.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment, (“ASU 2011-08”), which amends current guidance to allow a company to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The amendment also improves previous guidance by expanding upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. We do not expect that the adoption of ASU 2011-08 will have a material impact on our consolidated financial statements.

Except for the above, there are no recently issued accounting pronouncements adopted by the Company.  Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

The Company accounts for and discloses events that occur after the balance sheet but before financial statements are issued or are available to be issued through December 31, 2011.

Liquidity and Capital Resources

As of December 31, 2011, we had cash and cash equivalents of $2,005,727. We have redeemed all outstanding convertible debentures in 2011.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report. To date, we have financed our operations primarily through cash flows from operations, augmented by short-term bank borrowings and equity contributions by our shareholders.

(All amounts in thousands of U.S. dollars)

	Year Ended December 31,
	2011	2010	2009
Net cash provided by (used in) operating activities – Continuing operation	$(830,201)	$2,108,912	$(5,133,105)
Net cash provided by operating activities – Discontinued operation	-	23,661	2,812,782
Net cash provided by (used in) investing activities	8,277,668	3,059,804	(88,943)
Net cash provided by (used in) financing activities	(20,306,608)	(1,206,563)	375,611
Effects of Exchange Rate Change in Cash	(31,630)	522,173	209,035
Net Increase (decrease) in Cash and Cash Equivalents	(12,859,141)	3,985,814	(2,033,655)
Cash and Cash Equivalent at Beginning of the Year	14,896,498	10,388,511	12,213,131
Cash and Cash Equivalent at End of the Year	2,005,727	14,896,498	10,388,511

Operating activities – Continuing operation

Net cash used in operating activities for continuing operation was $830,201  for the year ended December 31, 2011, as compared to $2,108,912 provided by operating activities during 2010.  The amount is insignificant because there were limited operations during the year.

Net cash provided by operating activities for continuing operation was $2,108,912 for the year ended December 31, 2010, as compared to $5,133,105 used in operating activities during 2009. The increase in net cash provided by operating activities was mainly due to the decrease of accounts receivables.

Operating activities – Discontinued operation

Net cash provided by operating activities for discontinued operation was $23,661 for the year ended December 31, 2010, as compared to $2,812,782 during 2009 and $1,168,566.

Investing activities

Net cash provided by investing activities for the year ended December 31, 2011 was $8,277,668, as compared to $3,059,804 net cash provided by investing activities in 2010. The increase in net cash provided by investing activities was mainly attributable to the cash proceeds from disposal of Kunming entities.

Net cash provided by investing activities for the year ended December 31, 2010 was $3,059,804, as compared to $88,943 net cash used in investing activities in 2009. The increase in net cash provided by investing activities was mainly attributable to the disposal of Kunming.

Financing activities

Net cash used in financing activities for the year ended December 31, 2011 was $20,306,608, as compared to $1,206,563 net cash used in financing activities in 2010. The increase of net cash used in financing activities was mainly attributable to the redemption of convertible debentures and preferred stock during the year.

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

Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events during the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations in respect of operating leases as of December 31, 2011.

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	1,190	1,190	-	-	-
Total	$1,190	1,190	-	-	-

Safe Harbor

See the section headed “Forward-Looking Information.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

NAME	AGE	POSITION
Li Shuangqing	58	Chief Executive Officer and Chairman
Jian Ping Huang	52	Director
May Huang	44	Director
Kerry Propper	38	Director
George Kaufman	37	Director

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

Compensation

In 2011, we paid an aggregate of $131,000 in salary to our directors and senior management as a group.  None of our directors or senior management received any equity awards, including options, restricted stock or other equity incentives in 2011.  We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management.  However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

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
• Class B directors to stand for reelection in 2014: Mr. Kaufman and Mr. Li; and

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

Board Committees

Audit Committee

We established an audit committee of the board of directors, which consists of Dr. J.P. Huang (Chairman), Ms. Huang and Mr. Kaufman. We have determined that each of these individuals is an independent director under the NYSE Amex listing standards.  Our board has also determined that Ms. Huang possesses the accounting or related financial management experience that qualifies her as financially sophisticated within the meaning of the NYSE Amex listing standards and that he is an “audit committee financial expert” as defined by the rules and regulations of the SEC.

The audit committee is mainly responsible for, among other things:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

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

As of December 31, 2011, we had a total of 7 employees. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. We typically enter into a standard employment agreement and a confidentiality agreement with our employees and we believe our relationship with our employees is good. Our employees are not represented by any collective bargaining agreements or labor unions

Share Ownership

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 11, 2012 by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.  The address of each of the persons set forth below is in care of the Company, 9 Dong San Huan Zhong Lu, Suite 1101, Chaoyang District, Beijing, 100020, People’s Republic of China.

Name and Address of Beneficial Owner	Office, if any	Title of Class	Amount and Nature of Beneficial Ownership(1)	% of Class(2)
Officers and Directors

Li Shuangqing	Chief Executive Officer and Chairman	Ordinary Shares, $0.0001 par value	-	-

Jian Ping Huang	Director	Ordinary Shares, $0.0001 par value	-	-

May Huang	Director	Ordinary Shares, $0.0001 par value	-	-

Kerry Propper (3)	Director	Ordinary Shares, $0.0001 par value	1,214,177	*

George Kaufman	Director	Ordinary Shares, $0.0001 par value	-	-

All officers and directors as a group (5 persons named above)		Ordinary Shares, $0.0001 par value	-	-

5% Security Holders

MediaInv Ltd. (4)		Ordinary Shares, $0.0001 par value	7,262,605	8.5%

Platinum Partners Value 152 W 57TH St 54th Floor New York, NY 10019 (5)		Ordinary Shares, $0.0001 par value	10,756,209	12.6%

South Ferry #2 LP One State Street New York, NY 10004 (6)		Ordinary Shares, $0.0001 par value	11,511,250	13.5%

Atlas Master Fund 135 E 57th Street New York, NY 10022		Ordinary Shares, $0.0001 par value	4,571,382	5.4%

 * Less than 1%.

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)
As of May 11, 2012, a total of 85,057,210 of our ordinary shares are outstanding pursuant to SEC Rule 13d-3(d)(1).  Ordinary shares that may be acquired by an individual or group within 60 days of July 14, 2011, pursuant to the exercise of warrants or options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the above table.

(3)	Includes 793,242 Ordinary Shares held by Chardan Capital Markets LLC. Mr. Propper is the CEO of Chardan Capital Markets LLC and holds voting and dispositive over such Ordinary Shares.

(4)	The sole shareholder of MediaInv is Dato William Ng Jit Thye.

(5)	Includes 1,424,412 Ordinary Shares underlying Preferred Shares held by Platinum Partners Value.

(6)	Includes 1,438,656 Ordinary Shares underlying Preferred Shares held by South Ferry #2 LP.

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

Major Shareholders

Please refer to Item 6, “Directors, Senior Management and Employees — Share Ownership.”

Related Party Transactions

There were no transactions since the beginning of the 2011 fiscal year, nor is there any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed years, and in which any related person had or will have a direct or indirect material interest.

Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements.”

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.   Other than as set forth below, we are currently not a party to any litigation or other legal proceedings brought against us and we are also not aware of any legal proceeding, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations:

In January 2011, China Yellow River Television Station, the Company’s joint venture partner in Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., or Yellow River JV, was consolidated by merger into Shanxi Radio and TV Station, or Shanxi TV, a PRC state-owned entity, and Shanxi TV was the successor to all of China Yellow River Television Station’s obligations under the joint venture agreements.  Upon consummation of the merger, Shanxi TV immediately and unilaterally terminated the cooperation agreement that established the Yellow River JV and transferred the advertising business of the Yellow River JV to its own internal advertising department.  The Company believes that Shanxi’s actions constituted a direct violation of the cooperation agreement which granted to the Yellow River JV the exclusive and irrevocable right to operate China Yellow River Television Station’s advertising business.

In connection with the termination of the cooperation agreement and the transfer of the advertising business, Shanxi TV has also taken, as its own, the RMB 45,000,000 of registered capital contributed by the Company to the Yellow River JV.  Since Shanxi TV has materially breached its contractual obligations under the framework agreement, the exclusive cooperation agreement and other transaction documents, the Company believes that Shanxi TV should indemnify the Company and the Yellow River JV for the losses and damages arising out of such breaches or violations of the foregoing agreements.  The Company has attempted, in good faith, to negotiate a settlement with respect to the funds, however, to date Shanxi TV has refused to return the funds to the Company or enter into any settlement agreement.

In addition to attempts at negotiations directly with Shanxi TV, the Company filed an application for arbitration with the China International Economic and Trade Arbitration Commission, or CIETAC, in October 2011.  CIETAC accepted the arbitration application in December 2011 and Shanxi TV filed it’s response in January 2012. The first hearing was held on 16 April 2012, at which time the arbitral tribunal did not make a decision but requested further evidence from the parties. The second hearing is expected to be held at the end of June.

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

	Ordinary Shares/ Common Stock		Warrants
	High	Low	High	Low
Annual Market Prices
Year 2008	$7.70	$7.00	$1.07	$0.01
Year 2009	7.82	0.75	0.25	0.01
Year 2010	1.15	0.12	0.07	0.00
Year 2011	0.25	0.01	-	-
Year 2012 (through May 11, 2012)	0.08	0.01	-	-

Quarterly Market Prices
First Quarter 2010	1.15	0.52	0.07	0.02
Second Quarter 2010	0.60	0.25	0.01	0.01
Third Quarter 2010	0.70	0.21	0.01	0.00
Fourth Quarter 2010	0.3	0.12	0.01	0.00
First Quarter 2011	0.24	0.12	-	-
Second Quarter 2011	0.19	0.02	-	-
Third Quarter 2011	0.25	0.015	-	-
Fourth Quarter 2011	0.10	0.01	-	-

Monthly Market Prices	0.10	0.02	-	-
November 2011	0.10	0.01	-	-
December 2011	0.08	0.01	-	-
January 2012	0.07	0.01	-	-
February 2012	0.07	0.02	-	-
March 2012	0.05	0.03	-	-
April 2012 (through May 11, 2012)	0.03	0.03	-	-

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

Meetings

An annual meeting of members must be held each year at such date and time as may be determined by the directors.  The directors shall call a meeting of the members if requested in writing to do so by members entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is being held.  No less than ten days and not more than sixty days notice of meetings are required to be given to members.

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

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have identified certain material weaknesses in connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2011, and have thus concluded that our internal controls over financial reporting were not effective. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. This material weakness and control deficiency identified primarily related to absence of a Chief Financial Officer with appropriate knowledge of U.S. GAAP.  The fact that we hired consultants located in U.S. to assist us in assessing our internal control over financial reporting does not mitigate the fact that we do not have a proper Chief Financial Officer possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Exchange Act defines internal control over financial reporting as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment we determined that, as of December 31, 2011, our internal control over financial reporting was not effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by UHY Vocation HK CPA Limited, our independent registered public accounting firm, for the fiscal years ended December 31, 2011 and 2010.

	Fiscal Year Ended December 31,
	2011		2010
Audit Fees	$	[*]	$178,000
Audit-Related Fees		-	-
Tax Fees		-	-
All Other Fees		-	-
TOTAL	$	[*]	$178,000

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

ITEM 18.   FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 begins on page F-1 of this annual report.

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

Date: May 15, 2012	CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

/s/ Li Shuangqing
Li Shuangqing
Chief Executive Officer

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD. REPORT AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD

We have audited the accompanying consolidated balance sheets of China Networks International Holdings, Ltd (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Networks International Holdings, Ltd as of December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As more fully described in Notes 1 and 5, the Company has limited operations and did not generate any revenue for the year 2011.  This condition raises substantial doubt about China Networks International Holdings Ltd’s ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1.  The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

UHY VOCATION HK CPA LIMITED
Certified Public Accountants

Hong Kong, the People’s Republic of China,

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2011	2010
ASSETS

CURRENT ASSETS
Cash	$2,005,727	$14,896,498
Restricted cash	236,400	236,400
Accounts receivable	-	151,195
Receivable from YR TV station	3,331,675	3,645,268
Other receivables and prepaid expenses	225,720	197,123
Other receivable - Hetong's shareholder	-	161,566
Deferred financing costs	-	1,279,879
Receivable from disposal of subsidiaries to Kunming TV Station	2,371,095	22,081,747

Total current assets	8,170,617	42,649,676

PROPERTY & EQUIPMENT-NET	11,944	63,428
PROGRAM INVENTORY	-	19,944
INTANGIBLE ASSETS, NET	-	6,190,792

TOTAL ASSETS	$8,182,561	$48,923,840

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable	$-	$51,357
Customer deposits	-	108,246
Accrued interest	-	789,500
Other payable	330,854	574,247
Accrued liabilities	87,430	1,022,531
Due to related parties	59,750	59,750
Notes payable, net	-	9,042,263
Payable to TV station	1,346,979	11,983,589
Total current liabilities	1,825,013	23,631,483

DEFERRED TAX LIABILITIES	-	59,396
COMMON STOCK SUBJECT TO REPURCHASE	236,400	236,400
TOTAL LIABILITIES	2,061,413	23,927,279

EQUITY
China Networks International Holdings, Ltd. equity:
Class A Preferred Shares $0.0005 par value, 16,000,000 shares authorized, 7,264,503 shares issued and outstanding at December 31, 2011; liquidation preference of $7,264,503)	3,633	8,000
Common stock at $0.0001 par value; (64,179,098 shares authorized, issued and outstanding at December 31, 2011)	6,418	4,102
Additional paid-in capital	26,419,357	33,870,121
Accumulated deficit	(22,350,656)	(10,470,373)
Accumulated other comprehensive income	954,490	524,362

Total shareholders' equity	5,033,242	23,936,212

Non-controlling interest	1,087,906	1,060,349

Total equity	6,121,148	24,996,561

TOTAL LIABILITIES AND EQUITY	$8,182,561	$48,923,840

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	For the year ended
	December 31,	December 31,	December 31,
	2011	2010	2009

NET REVENUE	$-	$3,751,410	$4,217,296

COST OF REVENUE	-	2,394,173	1,478,202
Gross profit	-	1,357,237	2,739,094

OPERATING EXPENSES
Selling expense	160	19,903	-
General and administrative expense	1,099,941	2,253,785	2,278,538
	1,100,101	2,273,688	2,278,538

(LOSS) / INCOME FROM OPERATIONS	(1,100,101)	(916,451)	460,556

OTHER INCOME/(EXPENSE)
Other income/(expense)	321	(9,023)	(327,625)
Interest expense	(193,900)	(1,790,304)	(6,800,158)
Interest income	337,961	25,911	44,165
Impairment charges on intangible assets	(6,506,969)	-	-
Impairment charges on receivable from YR TV Station	(680,000)	-	-
Written off of debt discount and deferred finance cost	(3,237,616)	-	-
Gain on extinguishment and cancellation of debt	-	5,576,855	1,328,861
Waiver of accrued liability	-	-	960,000
	(10,280,203)	3,803,439	(4,794,757)

(LOSS)/INCOME BEFORE INCOME TAX	(11,380,304)	2,886,988	(4,334,201)

INCOME TAX	(106,956)	148,529	466,459

NET (LOSS)/INCOME FROM CONTINUED OPERATION	(11,273,348)	2,738,459	(4,800,660)

Discontinued operations, net of taxes
(including loss on disposal of subsidiaries of $7,562,491 for 2010)	-	(3,408,986)	7,249,093

NET (LOSS)/INCOME	(11,273,348)	(670,527)	2,448,433

Less: Net loss/(income) attributable to the non-controlling interest	20,065	(2,400,256)	(4,120,887)

NET LOSS ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.	$(11,253,283)	(3,070,783)	$(1,672,454)

Dividend on preferred stock	(627,000)	(574,247)	-

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	430,128	527,668	67,614
COMPREHENSIVE LOSS	$(11,450,155)	(3,117,362)	$(1,604,840)
		-	-

Basic and diluted income/(loss) from continuing operations per common share	$(0.22)	0.08	$(0.64)
Basic and diluted (loss)/income from discontinued operations per common share	$-	(0.10)	$0.96
Basic and diluted loss per common share	$(0.23)	(0.09)	$(0.22)
Weighted average shares outstanding	50,317,319	32,826,462	7,519,691

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

							Accumulated
					Additional		Other Comprehensive	Non-
	Preferred Stock		Common Stock		Paid-in	Accumulated	(Loss)/	controlling
	Shares	Amount	Shares	Amount	capital	Deficit	Income	Interest	Total
Balance at January 1, 2009	980,000	$490	1,900,000	$950	$3,951,599	$(4,568,284)	$(70,920)	$1,257,807	$571,642
Change of shares capital structure due to the Business Combination	(980,000)	(490)	11,027,888	343	(3,951,599)	(1,481,902)	-	-	(5,433,648)
Foreign currency translation adjustment	-	-	-	-	-	-	67,614	-	67,614
Additional contribution from non-controlling interest	-	-	-	-	-	-	-	87,602	87,602
Net income	-	-	-	-	-	(1,672,454)	-	4,120,887	2,448,433
Balance at December 31, 2009	-	-	12,927,888	1,293	-	(7,722,640)	(3,306)	5,466,296	(2,258,357)
Change of share capital structure due to the cancellation of Bridge Loan	16,000,000	8,000	23,000,000	2,300	26,521,428	-	-	-	26,531,728
Cancellation of KERRY PROPPER's common stock due to the cancellation of Bridge Loan	-	-	(2,000,000)	(200)	-	-	-	-	(200)
Issuance of common stock due to the convertible loan	-	-	6,342,110	634	-	-	-	-	634
Issuance of common stock due to the convertible loan's placement fee	-	-	750,000	75	-	-	-	-	75
Foreign currency translation adjustment	-	-	-	-	-	-	1,424,965	-	1,424,965
Decrease in non-controlling interest due to disposal of subsidiaries	-	-	-	-	-	897,297	(897,297)	(6,806,203)	(6,806,203)
Gain on debt restructuring to related parties recognized as capital contribution	-	-	-	-	7,348,693	-	-	-	7,348,693
Net loss	-	-	-	-	-	(3,645,030)	-	2,400,256	(1,244,774)
Balance at December 31, 2010	16,000,000	8,000	41,019,998	4,102	33,870,121	(10,470,373)	524,362	1,060,349	24,996,561
Early redemption of preferred stock	(8,735,497)	(4,367)	-	-	(8,731,130)	-	-	-	(8,735,497)
Issuance of common stock due to the repayment of convertible loan	-	-	8,195,000	820	982,580	-	-	-	983,400
Foreign currency translation adjustment	-	-	-	-	-	-	430,128	47,622	477,750
Net loss	-	-	-	-	-	(11,880,283)	-	(20,065)	(11,900,348)
Issuance of common stock to settle dividend payable	-	-	14,964,100	1,496	297,786		-	-	299,282
Balance at December 31, 2011	7,264,503	3,633	64,179,098	6,418	26,419,357	(22,350,656)	954,490	1,087,906	6,121,148

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2011	For the year ended December 31, 2010	For the year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income from continuing operations	$(11,273,348)	$2,738,459	$(4,800,660)

Adjustments to reconcile net (loss)/income from operations to net cash provided by/(used in) operating activities
Depreciation and amortization	4,496	252,097	255,095
Amortization of debt discount and deferred financing cost	3,237,616	317,507	4,174,673
Impairment loss on intangible assets	6,506,969	-	-
Impairment loss on receivables from YR TV Station	680,000	-	-
Provision for deferred income tax	-	208,365	79,222
Gain on extinguishment of debt	-	(5,576,855)	(1,328,861)

Increase/(decrease) in assets and liabilities
Accounts receivables	-	6,003,750	(370,454)
Program inventory	-	78,082	(101,846)
Prepayment	-	-	(68,904)
Other receivable -TV Stations	-	(7,315,664)	(2,123,858)
Other receivable and prepaid expense	101,364	800,058	(413,476)
Accounts payable	(5,881)	232,436	(41,925)
Customer deposits	-	(262,876)	454,468
Other payable - KM/YR TV station	-	-	1,748,615
Accrued liabilities	(274,811)	(273,793)	(484,552)
Other payable	-	(355,201)	(1,197)
Accrued interest	193,900	1,534,943	2,471,382
Other payable - TV Stations	-	3,841,963	(4,711,356)
Deferred tax liability	-	-	-
Taxes payable	(506)	(114,359)	130,529
Cash (used in)/provided by operating activities- continuing operations	(830,201)	2,108,912	(5,133,105)
Cash provided by operating activities- discontinued operations	-	23,661	2,812,782
Net cash (used in)/provided by operating activities	(830,201)	2,132,573	(2,320,323)

CASH FLOWS FROM INVESTING ACTIVITIES
Loan receivable from related parties	-	-	306,090
Other payable to TV Station	(11,606,673)	-	-
Purchase of property and equipment	-	(2,160)	(102,516)
Net proceeds from disposal of subsidiaries	19,884,341	3,835,503	-
Cash provided by investing activities- continued operations	8,277,668	3,833,343	203,574
Cash (used in) investing activities-discontinued operations	-	(773,539)	(292,517)
Net cash provided by/(used in) investing activities	8,277,668	3,059,804	(88,943)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to related parties	-	(10,983,629)	(202,780)
Extinguishment of promissory notes	-	-	(958,333)
Capital contribution from stockholder	-	32,695	(87,809)
Convertible debentures payable	(11,000,000)	-	-
Redemption of Preferred Stock	(8,735,497)	-	-
Dividends paid	(571,111)	-	-
Cash obtained from the Business Combination	-	-	1,449,122
Proceeds from issuance of convertible debentures	-	9,744,371	-
Cash (used in)/provided by financing activities - continued operations	(20,306,608)	(1,206,563)	200,200
Cash provided by financing activities - discontinued operations	-	-	175,411
Net cash (used in) / provided by financing activities	(20,306,608)	(1,206,563)	375,611

EXCHANGE RATE EFFECT ON CASH	(31,630)	522,173	209,035

NET (DECREASE)/INCREASE IN CASH	(12,859,141)	3,985,814	(2,033,655)

CASH - BEGINNING OF PERIOD	14,896,498	10,388,511	12,213,131

CASH - END OF PERIOD	2,005,727	14,896,498	10,388,511

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$-	$-	$-
Income taxes	$796	$297,057	$1,734,077

Non-cash investing and financing activities:
Consideration for extinguishment of convertible notes liability
paid in the form of common share	983,400	$8,050,000	$-
Issuance of common shares in satisfaction of dividend payables	299,282	-	-
Consideration for extinguishment of convertible notes liability
paid in the form of common share	-	16,000,000	-
Issuance of common shares in satisfaction of due to related parties	-	7,000,140	-
Issuance of common shares in satisfaction of accrued interest payable	-	4,484,159	-

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

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION (CONT’D)

Establishment of Joint Ventures between ANT and the PRC TV Stations

Establishment of Joint Ventures.  In 2008, China Networks established certain equity joint ventures with the state owned PRC TV Stations through its Hong Kong wholly-owned subsidiary, ANT.  ANT established the equity joint venture Taiyuan JV with China Yellow River TV Station (“YR TV Station”) in Shanxi Province in June 2008; and established an equity joint venture Kunming JV with Kunming TV Station in Yunnan Province in July 2008 (Taiyuan JV and Kunming JV are collectively referred to as the “JV Tech Cos”, and YR TV Station and Kunming TV Station are collectively referred to as the “PRC TV Stations”).  ANT holds 50% equity interest in the Kunming JV and Taiyuan JV, respectively, and Kunming TV Station and YR TV Station own the remaining 50% of the respective JV Tech Cos.  Under the terms of the Kunming JV agreement, Kunming TV Station will contribute certain assets and contractual rights (see Exclusive cooperation agreement below) with a fair value of RMB150 million (approximately $21,900,000) and ANT will contribute an equal amount in cash.  Kunming TV Station and ANT have contributed 100% and 50%, respectively, of their obligations under this agreement at both December 31, 2009 and December 31, 2008.  ANT is required to contribute the outstanding amount in twelve months after the establishment of Kunming JV. ANT has entered into a supplemental agreement with Kunming TV Station to extend the payment schedule of the outstanding cash contribution until April 30, 2010. ANT has contributed 100% of its obligation under this supplemental agreement before April 30, 2010. Under the terms of the Taiyuan JV agreement, YR TV Station will contribute certain assets and contractual rights (see Exclusive cooperation agreement below) with a fair value of RMB45 million (approximately $6,600,000) and ANT will contribute an equal amount in cash.  YR TV Station and ANT have contributed 100% before December 31, 2009.  The Company subsequently disposed its interest in Kunming JV to Kunming TV station on December 14, 2010 (see paragraph “Disposal of Kunming JV and Kunming Ad Co.” below).

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

Kunming JV and Kunming TV Station entered into such Exclusive Cooperation Agreement on August 6, 2008, while Taiyuan JV and YR TV Station entered such Exclusive Cooperation agreement on July 17, 2008.

Establishment of Trustee Company.   In August 2008, Hetong, the trustee company, established two domestic advertising companies with Kunming TV Station and YR TV Station, under the respective name of Kunming Kaishi Advertising Co., Ltd. (“Kunming Ad Co.”) and Taiyuan Guangwang Hetong Advertising Co., Ltd. (“Taiyuan Ad Co.”) (Kunming Ad Co. and Taiyuan Ad Co. are collectively referred to as the “JV Ad Cos”). Hetong is 100% owned by two PRC nationals, who are the trustees.

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

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION (CONT’D)

Establishment of Joint Ventures between ANT and the PRC TV Stations (Cont’d)

Asset Transfer Agreements.   Kunming TV Station and Kunming JV entered into an Asset Transfer Agreement on August 11, 2008, under which Kunming TV Station will transfer certain of its assets and contractual rights to Kunming JV, valued at RMB150 million, and Kunming JV will pay the same to Kunming TV Station. YR TV Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd. (“Taiyuan JV”) also entered into such Asset Transfer Agreement on July 17, 2008, under which YR TV Station will transfer certain of its asset and contractual rights, valued at RMB45 million, to Taiyuan JV, and the same consideration will be paid by Taiyuan JV. All governmental, statutory and other approvals required for the transfer of these assets were obtained as of the date of the first transfer in August 2008.  Taiyuan JV paid YR TV Station RMB45 million (approximately $6.6 million) under this agreement before December 31, 2009.  Kunming JV paid RMB85 million (approximately $12.4 million) to Kunming TV Station before December 31, 2009 and the remaining RMB 65 million (approximately .$9.7 million) within 2010 under the Kunming Asset Transfer Agreement.

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

Disposal of Kunming JV and Kunming Ad Co.  Due to the Company's strategic plan on the restructuring and integration of Kunming assets, on September 1, 2010, CNIH entered into two agreements with its joint venture partner, Kunming TV Station, on the sale of the Company's assets in Kunming JV and Kunming Ad Co., which are located in Yunnan Province in the PRC, with a total consideration of $22.6 million (RMB150 million) and $0.1 million (RMB 0.7 million), respectively. On December 14, 2010, Kunming JV and Kunming Ad Co. were sold back to the Kunming TV Station. The disposition was completed on December 15, 2010. $19.9 million of the proceeds was received for the year end December 31, 2011, $1.6 million was received subsequent to December 2011.  Management expects the remaining of $0.8million will be settlement by the end of December 2012. The proceeds of the sale of the Company's Kunming assets have been used to deliver an early repayment to holders of the Company's $11 million senior secured convertible debentures.

Termination of Business Contract with YR TV Station.    Due to the TV broadcasting internal restructuring of Shanxi Province in the PRC, YR TV station had merged with Shanxi Broadcasting Group since January 2011, YR TV Station has since then unilaterally terminated the Taiyuan JV agreement with ANT (see paragraph “Establishment of Joint Ventures” and “Exclusive Services Agreement” above). The Company had filed an arbitration to China International Economic and Trade Arbitration Commission (“CIETAC”) to claim YR TV Station the amount of approximately RMB54 million (approximately $8,571,000) on October 9, 2011.  The claim was amended in April 2012 to raise the damage sought to RMB81,417,196 (approximately $12,900,000), the first hearing was held on April 16, 2012 in which the CIETAC request both parties to furnish further supporting document and evidence.  The second hearing is expected to be held in early June.  Up to the date of this report the arbitration is ongoing and no results have been determined yet, and there's no initial agreement been signed with YR TV Station.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION (CONT’D)

In connection with the termination of the cooperation agreement and the transfer of the advertising business, Shanxi TV has also taken, as its own, the RMB 45,000,000 of registered capital contributed by the Company to the Yellow River JV.  While the Company acknowledges the right of the PRC government to change policies and rules with respect to agreements with state-owned entities, such as Shanxi TV, however the Company believes that the return of the RMB 45,000,000 contributed to the Yellow River JV by the Company must be returned to the Company.  The Company has attempted, in good faith, to negotiate a settlement with respect to the funds, however, to date Shanxi TV has refused to return the funds to the Company or enter into any settlement agreement.

Accordingly, all the assets and liabilities as affected by the arbitration was grouped together under heading “Receivables from YR TV Station” and “Payables to YR TV Station” on the Balance Sheet.  Further details please read note 5.

Going Concern.  The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. However, subsequent to the disposal of Kunming entities and termination of contracts with YR TV Station, the Company did not generate any revenue during the year 2011 and had net cash used in operating activities, which have had a significant adverse impact on its business and continue to negatively impact its projected future liquidity. The Company’s ability to continue as a going concern is dependent on many factors, including, among other things, the outcome of the YR TV Station litigation as described above, and sourcing new stream of revenue and operations.  The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. In addition, the Company may wish to selectively pursue possible acquisitions of businesses complementary to those of the Company in the future in order to expand its presence in the marketplace and achieve operating efficiencies. The Company expects to seek to obtain additional funding through a bank credit facility or private equity. There can be no assurance as to the availability or terms upon which such financing and capital might be available.

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

Valuation of long-lived assets- The Company follows Accounting Standards Codification (“ASC”) 360, “Property, Plant and Equipment”. The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review.  The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value.  In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.  Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.  Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Please read Note 5 – “Receivables and Other Assets from YR TV Station under Arbitration  for a discussion of impairment charges the Company recognized in 2011 related to our investment in YR JV and YR Ad Co.

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

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

Restricted cash – Restricted cash represents cash held in Alyst’s checking account as at December 31, 2011 and 2010, which is obligated to be used for repurchase of 30,000 CNIH common shares, as stipulated by the Amendment to Stock Purchase Agreement between shareholders and Alyst in July 2009.

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

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Non-controlling interest in consolidated financial statements – ASC 810 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  The Company adopted this guidance on January 1, 2009. Please read note 4 – Noncontrolling Interests for further discussion.

Recently Issued Accounting Pronouncements

In May, 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. The amendments in this ASU generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRSs. The amendments in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011.

The Company has adopted the methodologies prescribed by this ASU by the date required, and the ASU does not have a material effect on its financial position or results of operations.

In June 2011, the FASB issued ASU 2011-05, which is an update to Topic 220, “Comprehensive Income.” This update eliminates the option of presenting the components of other comprehensive income as part of the statement of changes in stockholders’ equity, requires consecutive presentation of the statement of net income and other comprehensive income and requires reclassification adjustments from other comprehensive income to net income to be shown on the financial statements.  ASU 2011-05 is effective for all interim and annual reporting periods beginning after December 15, 2011. The Company does not expect the adoption of this guidance to have a material impact on its financial position or results of operations.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment, (“ASU 2011-08”), which amends current guidance to allow a company to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The amendment also improves previous guidance by expanding upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. We do not expect that the adoption of ASU 2011-08 will have a material impact on our consolidated financial statements.

Except for the above, there are no recently issued accounting pronouncements adopted by the Company.  Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

The Group accounts for and discloses events that occur after the balance sheet but before financial statements are issued or are available to be issued through December 31, 2011.

NOTE 3 – NONCONTROLLING INTERESTS

The Company accounts for noncontrolling interests in accordance with FASB ASC 810, Consolidation, which requires: (i) ownership interests in subsidiaries held by parties other than the parent to be clearly identified, labeled, and presented in the consolidated statements of financial position within equity, but separate from the parent's equity; (ii) the amount of consolidated net income (loss) attributable to the parent and to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statements of operations; (iii) changes in a parent's ownership interests that do not result in deconsolidation to be accounted for as equity transactions; and (iv) that a parent recognize a gain or loss in net income upon deconsolidation of a subsidiary, with any retained noncontrolling equity investment in the former subsidiary initially measured at fair value.

The noncontrolling interest for the Company as at December 31, 2011 represented YR TV Station’s share in Taiyuan Ad Co. and Taiyuan JV.  Subject to the arbitration as discussed in note 3 above, the carrying amount of this noncontrolling is subject to the decision of CIETAC.  Without a final decision by CIETAC, the Company continue to according for noncontrolling on the same basis as previous years.

NOTE 4 – OTHER RECEIVABLES AND PREPAID EXPENSES

Other receivables and prepaid expenses are summarized as follows:

	December 31, 2011	December 31, 2010

Other receivables and deposits	$134,291	$22,806
Prepaid expenses	90,202	134,414
Due from staff and others	1,227	39,903
	$225,720	$197,123

NOTE 5 –RECEIVABLES AND OTHER ASSETS FROM YR TV STATION UNDER ARBITRATION

	December 31, 2011	December 31, 2010
		(for comparison)
China YR TV Station- Loan	749,541	713,120
China YR TV Station- Advertising income	3,081,899	2,932,148
China YR TV Station- Others	180,235	258,571
Impairment	(680,000)	-
	$3,331,675	$3,903,839

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The receivables also consist of $3,081,899 and $2,932,148 advertisement income collected by YR TV Station on behalf of Taiyuan Ad Co. and $749,541 and $713,120 outstanding loan borrowed by YR TV Station on behalf of Taiyuan Ad Co. as of December 31, 2011 and 2010 respectively.

As discussed in Note 1 Organization “Termination of Business Contract with YR TV Station” and note 3 “Operations under Arbitration” above, the Company was forced to terminate cooperation with its joint venture partner, YR TV Station due to the PRC’s internal restructuring for TV broadcasting business in Shanxi Province, YR TV Station had merged with Shanxi Broadcasting Group. As of December 31, 2011, the carrying value of the assets that are under arbitration is separately presented in the Balance Sheet in the caption “Receivables from YR TV Station under arbitration” and these assets are no longer depreciated.

In April 2012, the Company formally filed arbitration against China YR TV Stations to the CIETAC.  CIETAC is the major permanent arbitration institutions in China and responsible for independently and impartially resolves economic and trade disputes by means of arbitration.  In this action the Company allege breach of contract by YR TV Station, seeking recovery of capital investment cost plus interest and others totaled RMB54 million (approximately $8,571,000). The arbitration is pending the CIETAC’s decision which has not yet been issued.

In this instance, management has assessed the matters based on current information and made judgments concerning their potential outcome, giving consideration to the nature of the claim, the amount, and the probability of success. Management believes it will receive a positive award in the arbitration. Under this circumstances, the management determined that the carrying amount of the underlying assets subject to the CEITAC’s decision exceed the recoverable amount, consequently, the Company recorded an impairment loss of $680,000, which represents the excess of the carrying values of the assets over their recoverable values. The impairment loss is recorded as a separate line item (“Impairment charge”) in the Consolidated Statements of Operations for 2011.

Because litigation is subject to inherent uncertainties including unfavorable rulings or developments, it is possible that the ultimate resolution of our legal proceedings could involve amounts that are different from our currently recorded amount and that such differences could be material.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31, 2011	December 31, 2010
At cost:
Leasehold improvement	$-	$19,629
Furniture, fixtures and equipment	15,483	15,701
Vehicles	-	42,592
Computer software	10,134	35,343
	25,617	113,265
Less: accumulated depreciation	(13,673)	(49,837)
Net book value	$11,944	$63,428

Depreciation expense was $4,496 and $30,739 for the year ended December 31, 2011 and 2010 respectively.

NOTE 7 –PROGRAM RIGHTS AND INTANGIBLE ASSETS, NET

	December 31, 2011	December 31, 2010

Program rights	$20,692	$20,692
Less: accumulated amortization	(20,692)	(20,692)
	$-	$-
Intangible assets	$7,120,088	$6,774,119
Less: accumulated amortization	(613,119)	(583,327)
Less: impairment charges	(6,506,969)	-
	$-	$6,190,792

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Program rights represent (1) programs that were contributed by the PRC TV Stations to the JV Tech Cos as capital, and (2) programs purchased by the JV Tech Cos from the PRC TV Stations in accordance with the joint venture and asset transfer agreements, respectively. Program rights are carried at cost and are amortized over their expected useful life of one year.  There was no amortization of program rights in 2011 as the program rights were fully amortized during 2009. The programs included in program rights are those originally produced by the PRC TV Stations and the JV Tech Co’s have ownership of the program rights pursuant to the joint venture and asset transfer agreements.

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

Intangible assets are expected to be amortized on a systematic basis over the lives of the Exclusive Cooperation Agreements of 20 and 30 years for Kunming JV and Taiyuan JV, respectively.  Amortization expense on the intangible assets totaled $0 for the year ended December 31, 2011 due to the uncertainty of intangible assets under arbitration with YR TV station at beginning of the year. As at December 31 2011, the Company assessed the recoverability of intangible assets and due to the uncertainties on the outcome of litigation with Shanxi TV Station the Company wholly impaired the intangible assets of $6,506,969 for the year ended December 31, 2011.

NOTE 8 – OTHER PAYABLE

Other payable consists of the following:

	December 31, 2011	December 31, 2010

Dividend Payable	$330,854	$574,247
	$330,854	$574,247

Dividend payable was based on 5% annual rate of issued preferred shares. Dividend payable was valued at $330,854  and $574,247 as of December 31, 2011 and 2010 respectively.

NOTE 9 – OTHER PAYABLES TO TV STATIONS

	December 31, 2011	December 31, 2010

Other payable to Kunming TV Station	77,175	11,401,862
Other payable to China YR TV Station	1,269,804	581,727
	$1,346,979	$11,983,589

As of December 31, 2011, other payable to Kunming Television Station represents payable of $77,175 to be paid by ANT due to the late payment of capital contribution to Kunming Tech Co.

Other payable to China YR TV Station represents $16,175 employee payroll that China YR TV Station paid on behalf of Taiyuan Tech Co. and $1,253,629 reimbursement of YR TV Station’s cost of purchase of TV programs and broadcasting and administrative expenses.

As of December 31, 2010, other payable to Kunming Television Station represents payable of $11,324,687 and penalty of $77,175 to be paid by ANT due to the late payment of capital contribution to Kunming Tech Co.

Other payable to China YR TV Station represents $14,256 employee payroll that China YR TV Station paid on behalf of Taiyuan Tech Co. and $567,471 reimbursement of YR TV Station’s cost of purchase of TV programs and broadcasting and administrative expenses.  The other payable of $11,401,862 originally represents the payable for purchase of intangible assets under the Asset Transfer Agreement, the Agreement was terminated due to disposal of subsidiaries, and hence the amount was reclassified as other payable, which was subsequent settled by the Company after year end.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31, 2011	December 31, 2010

Business and other taxes payable	$717	$513,653
Income tax payable	-	172,194
Accrued expenses	78,851	297,927
Accrued salary	7,862	38,757
	$87,430	$1,022,531

NOTE 11 –DEBT AND EQUITY FINANCING

	December 31, 2011	December 31, 2010

Notes payable	$-	$11,000,000
Less: Unamortized discount	-	(1,957,737)
	$-	$9,042,263

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

The Debentures accrues interest at 10% per annum on the aggregate unconverted and then outstanding principal amount.  Interest on the Debentures is payable semi-annually in arrears.  Accrued interest as of December 31, 2011 and interest expense on the Debentures for the year ended are $0 and $193,900, respectively.

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

With estimated life of the Debentures of approximately 72 months, the Company adopted the straight-line method to amortize the debt discount over the 72-month period.  Discount on the Debentures is recorded as interest expense. Note discount was valued at $2,219,737 with $262,000 note discount amortized in 2010. The net value of discount was as $1,957,737 for the year ended December 31, 2010. On March 4, 2011, the Convertible Debentures and net value of discount was repaid at value of $11,000,000 and $1,957,737, respectively.

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

On March 4, 2011, the Company redeemed all of the $11,000,000 outstanding convertible debentures due on April 30, 2016, which were issued to certain investors in a private placement transaction that was consummated on April 13, 2010 as described above.  The redeemed debentures represented the entire outstanding principal of the debentures issued in the private placement.  In addition, the Company paid all outstanding interest owing on the debentures in 8,195,000 ordinary shares of the Company.  As a result of the early redemption, the debt discount of $1,957,737 and deferred finance cost of $1,279,879 was written off to statements of operations for the year December 31, 2011.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – RELATED PARTY TRANSACTIONS

Due to related parties

Amounts due to related parties consist of advances made to the Company or payments made behalf on the Company to finance development stage activities and other costs. The amounts due to related parties for such advances were non-interest bearing and had no stated repayment terms. Amounts due to related parties for such advances totaled $59,750 as of December 31, 2011 and 2010.

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

PRC

The JV Tech Cos, JV Ad Cos, Hetong, Beijing Guangwang are subject to PRC income tax at the statutory tax rate of 25%.

The income tax provision consists of the following:

	The year ended
	December 31, 2011	December 31, 2010

Current tax	$(106,956)	$(59,847)
Deferred tax	-	208,366
	$(106,956)	$148,529

The Company adopted ASC 740 “Income Taxes”, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

At December 31, 2011, Company’s management considered that the Company had no uncertain tax positions that affected its consolidated financial position and results of operations or cash flow, and will continue to evaluate for the uncertain position in future. There are no estimated interest costs and penalties provided in the Company’s financial statements for the year ended December 31, 2011.

In the year ended at December 31, 2011, Company’s income tax credit includes $34,797 of prepaid income tax; $25,935 of de franchise income tax; $7,122 of New York City income tax and $39,102 of New York State income tax.

NOTE 14 – SHAREHOLDERS’ EQUITY

China Networks was initially organized as a Cayman Islands company under the name of China Networks Limited on March 30, 2007, with 50,000 shares of common stock authorized at $1 par value.

On June 2, 2008, the China Networks changed its registered office to the British Virgin Islands and continued under the name China Networks Media Ltd. China Networks was authorized to issue 1,900,000 share of common stocks and 1,050,000 shares of Class A Preferred Stock, each with a par value of $0.0005 per share.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – SHAREHOLDERS’ EQUITY (CONT’D)

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

In connection with the convertible Debentures issued as discussed in note 11 above, Mr. Kerry Propper agreed to cancel 2,000,000 out of his 2,429,635 common shares of China Networks. The Company also issued 750,000 ordinary shares with a par value of $0.0001 to the placement agent.

On May 12, 2011, the Company redeemed an aggregate of 4,028,690 of the Class A Preferred Shares at a per share price of $1.00.  The redeemed shares were issued to certain investors in a private placement transaction that was consummated on April 13, 2010 as described in note 11 above, and accounted for approximately 25.18% of the total 16,000,000 Class A Preferred Shares outstanding.  In connection with the redemption of the Class A Preferred Shares, the Company paid an aggregate of approximately $4.69 million in June 2011 to pay accrued and outstanding dividend payments owing on the Class A Preferred Shares. The funds used to redeem the Class A Preferred Shares were generated from the sale of interest in the Kunming JV in last year.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – SHAREHOLDERS’ EQUITY (CONT’D)

On November 31, 2011, the Company redeemed an aggregate of 4,706,807 of our Class A Preferred Shares at a per share price of $1.00.  The redeemed shares were issued to certain investors in a private placement transaction that was consummated on April 13, 2010, and accounted for approximately 39.32% of the 11,971,310 Class A Preferred Shares then outstanding. In connection with the redemption, the Company paid an aggregate of approximately $4.7 million in December 2011 which the funds used to redeem the Class A Preferred Shares were generated from the sale of interest in the Kunming JV in last year.  At the same time, the Company issued to the holders of the redeemed Class A Preferred Shares an aggregate of 14,964,100 Ordinary Shares as payment for all accrued and outstanding dividends owing on the Class A Preferred Shares amounting to $299,282.

On April 26, 2012, the Company redeemed an aggregate of 1,575,000 of our Class A Preferred Shares at a per share price of $1.00.  The redeemed shares were issued to certain investors in a private placement transaction that was consummated on April 13, 2010, and accounted for approximately 21.68% of the 7,264,503 Class A Preferred Shares then outstanding. The fund used in redemption was generated from the sale of interest in the Kunming JV in last year.

Warrants

After the redomestication merger with Alyst and business combination with China Networks, CNIH has had 9,864,400 warrants outstanding. Each warrant entitles the registered holder to purchase one share of ordinary shares at a price of $5.00 per share, subject to adjustment as discussed below, at any time commencing on the completion of the business combination. The warrants were expired at 5:00 p.m., New York City time on June 28, 2011.

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

NOTE 15 – CONCENTRATIONS, RISK AND UNCERTAINTIES

Customer concentration – The Company has the following concentrations of business with each customer constituting greater than 10% of the Company’s net sales:

	The year ended
	December 31, 2011	December 31, 2010

Beijing MINGHESHIJI Media Ltd.	-	31.10%
Shanxi China Mobil Ltd.	-	10.40%

As at December 31, 2011, there is no accounts receivable due from customers. The Company did not have any concentrations of business for both customers and suppliers for the year ended December 31, 2011 due to the minimal operations and termination of contract with YR TV Station.

Credit risk on cash and cash equivalents – The Company maintains its cash and cash equivalents in accounts with major financial institutions in the United States of America and the PRC, in the form of demand deposits and money market accounts. Deposits in banks may exceed the amounts of federal deposit insurance provided on such deposits. As of December 31, 2011 the Federal Deposit Insurance Corporation insured balances in bank accounts up to $250,000. At December 31, 2011, the uninsured balances amounted to approximately $1.8 million. The Company has not experienced any losses on its deposits of cash and cash equivalents.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company rents office space from China YR TV Station for approximately $2,200 per year through June 2012.  Rent expense for the year ended December 31, 2011 totaled $125,840.

The Company is obligated under operating leases requiring minimum rentals as follows:

2012	$1,190
Thereafter	-
$1,190

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – PARENT ONLY FINANCIAL STATEMENTS

As of December 31, 2011, the total restricted net assets exceeded 25% percentage of the Company’s consolidated net assets. As a result, parent only financial statements are prepared as follows:

Parent Only Balance Sheets
As of December 31, 2011 and 2010

	December 31,	December 31,
	2011	2010
ASSETS

CURRENT ASSETS
Cash	$104	$104
Restricted cash	236,400	236,400
Loan receivable from ANT	-	10,349,168
Loan receivable from CNM	14,923,301	24,917,495
Deferred financing costs		1,279,879
Total current assets	15,159,805	36,783,046

Investment in subsidiaries	(9,566,801)	(2,119,025)

TOTAL ASSETS	$5,593,004	34,664,021

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accrued interest	-	789,500
Other payable	330,854	574,247
Accrued liabilities	-	85,399
Notes payable, net	-	9,042,263
Total current liabilities	330,854	10,491,409

COMMON STOCK SUBJECT TO REPURCHASE	236,400	236,400
TOTAL LIABILITIES	567,254	10,727,809

EQUITY
China Networks International Holdings, Ltd. equity:
Class A Preferred Shares, net of issuance costs ($0.0005 par value; 7,264,503 shares authorized, 7,264,503 shares issued and outstanding at December 31, 2011,liquidation preference of $7,264,503)	3,633	8,000
Common stock at $0.0001 par value; (64,179,098 shares authorized, issued and outstanding at December 31, 2011)	6,418	4,102
Additional paid-in capital	26,419,357	33,870,121
Accumulated deficit	(21,594,006)	(10,470,373)
Accumulated other comprehensive income	190,348	524,362
Total shareholders' equity	5,025,750	23,936,212

Total equity	5,025,750	23,936,212

TOTAL LIABILITIES AND EQUITY	$5,593,004	34,664,021

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – PARENT ONLY FINANCIAL STATEMENTS (CONT’D)

Parent Only Statement of Operations
For the years ended December 31, 2011 and 2010

	For the year ended
	December 31,	December 31,
	2011	2010

NET REVENUE	$-	-

COST OF REVENUE	-	-
Gross profit	-	-

OPERATING EXPENSES
Selling expense	-	-
General and administrative expense	3,489,827	1,278,000
	3,489,827	1,278,000

LOSS FROM OPERATIONS	(3,489,827)	(1,278,000)

OTHER INCOME
Waiver of accrued liability
(including loss on disposal of subsidiaries of $7,562,491)	-	5,555,910
	-	5,555,910

(LOSS)/INCOME BEFORE INCOME TAX	(3,489,827)	4,277,910

INCOME TAX	(106,956)	-

NET (LOSS)/INCOME	(3,382,871)	4,277,910

No parent only statement of cashflows is presented as there is no change in cash and cash equivalent for the year.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company [incorporated by reference to Exhibit D to the Company’s Report on Form 6-K, filed July 2, 2009 (SEC File No. 001-34395)]
2.1	Specimen Ordinary Share Certificate [incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
2.2	Form of Warrant [incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
2.3	Form of Warrant Agreement [incorporated by reference to Exhibit 4.1 to Alyst’s Registration Statement on Form S-1 (SEC File No. 333-138699)]
2.4	Form of Bridge Loan Promissory Note [incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
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