Form 20-F/A
period 2011-12-31
China Networks International Holdings Ltd
filed 2012-06-26
CIK 1443979

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☒ No ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F for the fiscal year ended December 31, 2011, which was originally filed with the Securities and Exchange Commission on May 15, 2012 (the “Form 20-F”), is being filed (i) to include the aggregate fees in connection with certain professional services rendered by the Company’s independent registered accounting firm for 2011, which information was inadvertently omitted from Item 16C of the Form 20-F, (ii) to correct minor, immaterial errors in the financial statements included under Item 18 of the Form 20-F, which financial statements are included herewith in their entirety, and (iii) for purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. In accordance with the applicable grace period, the Interactive Data File disclosure in Exhibit 101 is being furnished less than 30 days after the original filing of the Form 20-F.

Other than as expressly set forth above, this Amendment No. 1 to Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F, or reflect any events that have occurred after the Form 20-F was originally filed; however, this Amendment includes as exhibits 12.1, 12.2, 13.1 and 13.2 new certifications by the Company’s Chief Executive Officer and Chief Financial Officer.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by UHY Vocation HK CPA Limited, our independent registered public accounting firm, for the fiscal years ended December 31, 2011 and 2010.

	Fiscal Year Ended December 31,
	2011	2010
Audit Fees	$45,000	$178,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$45,000	$178,000

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

ITEM 19.  EXHIBITS

Exhibit Number	Description

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*
XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 26, 2012	CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

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

May 15, 2012

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

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	For the year ended
	December 31,	December 31,	December 31,
	2011	2010	2009

NET REVENUE	$-	$3,751,410	$4,217,296

COST OF REVENUE	-	2,394,173	1,478,202
Gross profit	-	1,357,237	2,739,094

OPERATING EXPENSES
Selling expense	160	19,903	-
General and administrative expense	1,099,941	2,253,785	2,278,538
	1,100,101	2,273,688	2,278,538

(LOSS) / INCOME FROM OPERATIONS	(1,100,101)	(916,451)	460,556

OTHER INCOME/(EXPENSE)
Other income/(expense)	321	(9,023)	(327,625)
Interest expense	(193,900)	(1,790,304)	(6,800,158)
Interest income	337,961	25,911	44,165
Impairment charges on intangible assets	(6,506,969)	-	-
Impairment charges on receivable from YR TV Station	(680,000)	-	-
Written off of debt discount and deferred finance cost	(3,237,616)	-	-
Gain on extinguishment and cancellation of debt	-	5,576,855	1,328,861
Waiver of accrued liability	-	-	960,000
	(10,280,203)	3,803,439	(4,794,757)

(LOSS)/INCOME BEFORE INCOME TAX	(11,380,304)	2,886,988	(4,334,201)

INCOME TAX	(106,956)	148,529	466,459

NET (LOSS)/INCOME FROM CONTINUED OPERATION	(11,273,348)	2,738,459	(4,800,660)

Discontinued operations, net of taxes
(including loss on disposal of subsidiaries of $7,562,491 for 2010)	-	(3,408,986)	7,249,093

NET (LOSS)/INCOME	(11,900,348)	(1,244,774)	2,448,433

Less: Net loss/(income) attributable to the non-controlling interest	20,065	(2,400,256)	(4,120,887)

NET LOSS ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.	$(11,253,283)	(3,070,783)	$(1,672,454)

Dividend on preferred stock	(627,000)	(574,247)	-

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	430,128	527,668	67,614
COMPREHENSIVE LOSS	$(11,450,155)	(3,117,362)	$(1,604,840)
		-	-

Basic and diluted income/(loss) from continuing operations per common share	$(0.22)	0.08	$(0.64)
Basic and diluted (loss)/income from discontinued operations per common share	$-	(0.10)	$0.96
Basic and diluted loss per common share	$(0.23)	(0.09)	$(0.22)
Weighted average shares outstanding	50,317,319	32,826,462	7,519,691

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

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – PARENT ONLY FINANCIAL STATEMENTS (CONT’D)

Parent Only Statement of Operations
For the years ended December 31, 2011 and 2010

	For the year ended
	December 31,	December 31,
	2011	2010

NET REVENUE	$-	-

COST OF REVENUE	-	-
Gross profit	-	-

OPERATING EXPENSES
Selling expense	-	-
General and administrative expense	3,489,827	1,278,000
	3,489,827	1,278,000

LOSS FROM OPERATIONS	(3,489,827)	(1,278,000)

OTHER INCOME
Waiver of accrued liability
(including loss on disposal of subsidiaries of $7,562,491)	-	5,555,910
	-	5,555,910

(LOSS)/INCOME BEFORE INCOME TAX	(3,489,827)	4,277,910

INCOME TAX	(106,956)	-

NET (LOSS)/INCOME	(3,382,871)	4,277,910

No parent only statement of cashflows is presented as there is no change in cash and cash equivalent for the year.

Exhibit Index

Exhibit Number	Description

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*
XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.