Form 20-F
period 2012-12-31
China Networks International Holdings Ltd
filed 2013-05-15
CIK 1443979

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

801,29F Block C,
Central International Trade Center,
6A Jian Guo Men Wai Avenue,
Chao Yang District
BeiJing, PRC

(Address of principal executive offices)

Li Shuangqing
801,29F Block C,
Central International Trade Center,
6A Jian Guo Men Wai Avenue,
Chao Yang District
BeiJing, PRC

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares, par value $0.0001 per share
Warrants to Purchase Ordinary Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2012): 83,109,978 ordinary shares.

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
 For the Fiscal Year Ended December 31, 2012

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Selected Consolidated Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of income data for the Company’s fiscal years ended December 31, 2012, 2011 and 2010, and the selected consolidated balance sheet data as of December 31, 2011 and 2010, have been derived from our audited restated consolidated financial statements that are included in this annual report beginning on page F-1. The selected statement of income data for the fiscal year ended December 31, 2009 and 2008 and the balance sheet data as of December 31, 2009 and 2008 have been derived from our combined financial statements of the Company’s operating entities - Kunming Television Station-Advertising Centre and Yellow River Television Station-Advertising Centre that are not included in this annual report.

The consolidated financial statements for the years ended December 31, 2012 and 2011 are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained elsewhere herein.  The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

(In thousands of U.S. Dollars, except number of shares and per share data)

	Fiscal Year Ended December 31,
	2008	2009	2010	2011	2012
Statement of Income Data:
Net Revenue	$4,344,012	$19,010,661	$22,289,808	$-	$-
Operating income (loss)	129,072	9,756,277	3,237,054	(1,100,101)	(909,729)
Net income (loss) before non-controlling interest	(3,409,673	2,448,433	(670,527)	(13,554,510)	(4,141,618)
Net income (loss)	(4,537,064)	(1,672,454)	(3,070,783)	(13,534,445)	(4,120,829)
Weighted average ordinary shares	1,108,767	7,519,691	32,826,462	65,940,384	83,109,978
Weighted average number of diluted ordinary shares	1,108,767	7,519,691	32,826,462	65,948,384	83,109,978
Basic income (loss) per share	$(4.09)	$(0.22)	$(0.09))	$(0.21)	$(0.05)
Diluted income (loss) per share	$(4.09)	$(0.22)	$(0.09)	$(0.21)	$(0.05)

Balance Sheet Data:
Total current assets	$16,827,967	$20,869,835	$42,649,676	$8,170,617	$2,624,873
Total assets	46,269,330	52,019,042	48,923,840	8,182,561	2,632,224
Total current liabilities	45,384,962	53,110,643	23,631,483	1,825,013	2,252,146
Total liabilities	45,697,690	54,277,399	23,927,279	2,061,413	2,488,546
Non-controlling Interest	1,257,807	5,466,296	1,060,349	1,087,906	1,083,073

Shareholders’ equity (deficit)	(686,165)	(7,724,653)	23,936,212	5,033,242	(939,395)

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

In September 2010, we entered into an equity transfer agreement whereby ANT sold all of its equity ownership in Kunming Taishi Information Cartoon Co., Ltd., a PRC company, or Kunming JV, to Kunming TV Station our 50% joint venture partner, upon approval of the Chinese authorities. This discussion was initiated due to the recent restructuring of Kunming TV station, and the PRC government’s intent to integrate its television advertising assets.  As a result of the agreement, the total transfer price for the equity stake exchange was RMB 150,000,000 with the first installment of RMB 75,000,000 paid by Kunming TV in January 2011. The Company gave notice in January 2011 of the redemption of its convertible debentures issued in April 13, 2010. The aggregate amount of the Debentures being redeemed represented the entire outstanding principal of the Debentures. In addition, the Company gave notice to pay all outstanding interest owed on the debentures in ordinary shares of the Company. In May 2011, the remaining funds from the first installment were utilized for the redemption of an aggregate of 4,028,690 of the Company’s Preferred Shares.  Upon receipt of the second installment of RMB 30,000,000 paid by Kunming TV, the Company redeemed an aggregate of 4,706,807 of its Preferred Shares on November 31, 2011, and upon receipt of the third installment of RMB 30,000,000 paid by Kunming TV in April 2012, the Company redeemed an aggregate of 1,575,000 of its Preferred Shares. The fourth installment of RMB 10,000,000 was paid by Kunming TV in March, 2012. The remaining RMB 5,000,000 due from Kunming TV is expected to be received by the Company by the end of 2012, subject to further negotiations with KM, and the funds will be partially used to redeem all remaining outstanding Preferred Shares.

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

In connection with the termination of the cooperation agreement and the transfer of the advertising business, Shanxi TV has also taken, as its own, the RMB 45,000,000 of registered capital contributed by the Company to the Yellow River JV.  While the Company acknowledges the right of the PRC government to change policies and rules with respect to agreements with state-owned entities, such as Shanxi TV, however the Company believes that the RMB 45,000,000 contributed to the Yellow River JV by the Company must be returned to the Company.  The Company has attempted, in good faith, to negotiate a settlement with respect to the funds, however, to date Shanxi TV has refused to return the funds to the Company or enter into any settlement agreement.

In addition to attempts at negotiations directly with Shanxi TV, the Company filed an application for arbitration with the China International Economic Trade Arbitration Commission, or CIETAC, in October 2011.  Shanxi TV filed its response in January 2012, and has since challenged CIETAC’s jurisdiction over the dispute, though in March 2012, subsequently withdrew the application.  Since the submission of the Company’s application for arbitration, two hearings have been held, and CEITAC initially indicated that it would render a decision by August 21, 2102.  However, this deadline has been extended on three separate occasions.  For strategic purposes, the Company submitted a withdrawal application to CERTAC on February 17, 2013 and CEITAC rendered a withdrawal decision on March 18, 2013.   The Company is currently exploring other channels through which it may resolve this issue.

If the Company is successful in securing the return of part or all of the RMB 45,000,000 that we believe is owed to us from Shanxi TV, a portion of the funds will be used to redeem all or a portion of the Class A Preferred Shares that remain outstanding at such time.

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

●
The shareholders of Hetong have jointly granted ANT an exclusive and irrevocable option to purchase all or part of their equity interests in Hetong at any time, and this option may only be terminated by mutual consent or at the direction of ANT.

●
Without ANT’s consent, the shareholders of Hetong may not (i) transfer or pledge their equity interests in Hetong, (ii) receive any dividends, loan interest or other benefits from Hetong, or (iii) make any material adjustment or change to Hetong’s business or operations.

●
The shareholders of Hetong agreed to (i) accept the policies and guidelines furnished by ANT with respect to the hiring and dismissal of employees, or the operational management and financial system of Hetong, and (ii) appoint the candidates recommended by ANT as directors of Hetong.

●	Each shareholder of Hetong has appointed ANT’s designee as their attorneys-in-fact to exercise all its voting rights as shareholders of Hetong, until 2037.

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

Property, Plants and Equipment

We do not currently maintain any executive office space.  Our registered address is 801,29F Block C, Central International Trade Center, 6A Jian Guo Men Wai Avenue, Chao Yang District, BeiJing, PRC.

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

On November 31, 2011, we redeemed an aggregate of 4,706,807 of our Class A Preferred Shares at a per share price of $1.00.  The redeemed shares were issued to certain investors in a private placement transaction that was consummated on April 13, 2010, and accounted for approximately 39.32% of the 11,971,310 Class A Preferred Shares then outstanding.  In connection with the redemption of the Class A Preferred Shares, the Company issued to the holders of the redeemed Class A Preferred Shares an aggregate of 14,964,100 Ordinary Shares as payment for all accrued and outstanding dividends owing on the Class A Preferred Shares.

In April 2012, we redeemed an aggregate of 1,575,000 of our Class A Preferred Shares at a per share price of $1.00.  The redeemed shares were issued to certain investors in a private placement transaction that was consummated on April 13, 2010, and accounted for approximately 21.68% of the 7,264,503 Class A Preferred Shares then outstanding.

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

In connection with the termination of the cooperation agreement and the transfer of the advertising business, Shanxi TV has also taken, as its own, the RMB 45,000,000 of registered capital contributed by the Company to the Yellow River JV.  While the Company acknowledges the right of the PRC government to change policies and rules with respect to agreements with state-owned entities, such as Shanxi TV, however the Company believes that the RMB 45,000,000 contributed to the Yellow River JV by the Company must be returned to the Company.  The Company has attempted, in good faith, to negotiate a settlement with respect to the funds, however, to date Shanxi TV has refused to return the funds to the Company or enter into any settlement agreement.

In addition to attempts at negotiations directly with Shanxi TV, the Company filed an application for arbitration with the China International Economic Trade Arbitration Commission, or CIETAC, in October 2011.  Shanxi TV filed its response in January 2012, and has since challenged CIETAC’s jurisdiction over the dispute, though in March 2012, subsequently withdrew the application. Since the submission of the Company’s application for arbitration, two hearings have been held, and CEITAC initially indicated that it would render a decision by August 21, 2102.  However, this deadline has been extended on three separate occasions.  For strategic purposes, the Company submitted a withdrawal application to CERTAC on February 17, 2013 and CEITAC rendered a withdrawal decision on March 18, 2013.   The Company is currently exploring other channels through which it may resolve this issue.

If the Company is successful in securing the return of part or all of the RMB 45,000,000 that we believe is owed to us from Shanxi TV, a portion of the funds will be used to redeem all or a portion of the Class A Preferred Shares that remain outstanding at such time.

Taxation

BVI

CNIH is incorporated in the BVI. Under the current law of the BVI, CNIH is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the BVI.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax from 2008 to 2012. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

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

Results of Operations for continuing operations

Comparison of Fiscal Years Ended December 31, 2012 and 2011

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	Year ended December 31, 2012		Year ended December 31, 2011
	Amount	Percentage of Revenue	Amount	Percentage of Revenue

Revenue	-	-	-	-

Selling expense	-	-	(160)	-
General and administrative expenses	(909,729)	-	(1,099,941)	-

(Loss) from operations	(909,729)	-	(1,100,101)	-

Other income	230	-	321	-
Interest income	113,165	-	337,961	-
Interest expense	-	-	(193,900)	-
Impairment loss on receivables from YR TV Station	(3,345,284)	-	(680,000)	-
Impairment of intangible assets	-		(6,506,969)
Written off debt discount and deferred finance cost on redemption	-	-	(3,237,616)	-
Premium paid on redemption of debenture payable	-	-	(2,281,162)	-
(Loss) before income tax and non-controlling interests	(1,756,334)	-	(13,661,466)	-

Impairment loss on receivables from YR TV station and intangible assets.  Pending the decision by CIETAC for the Company’s arbitration against YR TV Station, an impairment charges has made to write off the excess of the carrying value of receivables from YR TV Station over the recoverable amounts for the year ended December 31, 2012 and 2011.   The intangible assets were fully reserved since year 2012 due to the termination of contracts.

General and Administrative Expenses.  General and administrative expenses include salaries and benefits for our employees,  as well as costs and expenses associated with office, utilities, transportation, travel and other costs and expenses related to legal, accounting and other costs associated with regulatory filings. The general and administrative expense for 2012 was $909,729, a decrease of $190,212 or 17%, as compared to $1,099,941 in 2011.  The decrease is primarily as a result of the reduction of business activities resulted from the disposal of investment projects and arbitration with venture partner.

Interest Income. Interest income in 2012 was $113,165 compared with $337,961 in 2011. The decrease in interest income is due to the lower average daily balance of the bank deposit in 2012.

Interest Expense. Interest expense in 2012 was nil compared with $193,900 in 2011. The decrease of $193,900 is due to the repayment of convertible debenture in March 2011.

Comparison of Fiscal Years Ended December 31, 2011 and 2010

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	Year ended December 31, 2011		Year ended December 31, 2010
	Amount	Percentage of Revenue	Amount	Percentage of Revenue

Revenue	-	-	3,751,410	100%
Cost of revenue	-	-	(2,394,173)	63.8%
Gross profit	-	-	1,357,237	36.2%

Selling expense	(160)	-	(19,903)	0.5%
General and administrative expenses	(1,099,941)	-	(2,253,785)	103.3%

(Loss) from operations	(1,100,101)	-	(916,451)	67.6%

Other income and (expenses)	321	-	(9,023)	(0.2%)
Interest income	337,961	-	25,911	0.7%
Interest expense	(193,900)	-	(1,790,304)	(4.5%)
Impairment loss on receivables from YR TV Station	(680,000)	-	-	-
Impairment of intangible assets	(6,506,969)
Premium paid on redemption of debenture payable	(2,281,162)	-	-	-
Gain on extinguishment and cancellation of debt	-	-	5,576,855	148.7%
Written off debt discount and deferred finance cost on redemption	(3,237,616)	-	-	-
Income (loss) before income tax and non-controlling interests	(13,661,466)	-	2,886,988	76.9%

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

The Company accounts for and discloses events that occur after the balance sheet but before financial statements are issued or are available to be issued through December 31, 2012.

Liquidity and Capital Resources

As of December 31, 2012, we had cash and cash equivalents of $2,117,731. We redeemed all outstanding convertible debentures in 2011.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report. To date, we have financed our operations primarily through cash flows from operations, augmented by short-term bank borrowings and equity contributions by our shareholders.

(All amounts in thousands of U.S. dollars)

	Year Ended December 31,
	2012	2011	2010
Net cash provided by (used in) operating activities – Continuing operation	$(617,891)	$(830,201)	$2,108,912
Net cash provided by operating activities – Discontinued operation	-	-	23,661
Net cash provided by (used in) investing activities	2,259,728	8,277,668	3,059,804
Net cash provided by (used in) financing activities	(1,575,000)	(20,306,608)	(1,206,563)
Effects of Exchange Rate Change in Cash	45,167	(31,630)	522,173
Net Increase (decrease) in Cash and Cash Equivalents	66,837	(12,859,141)	3,985,814
Cash and Cash Equivalent at Beginning of the Year	2,005,727	14,896,498	10,388,511
Cash and Cash Equivalent at End of the Year	2,117,731	2,005,727	14,896,498

Operating activities – Continuing operation

Net cash used in operating activities for continuing operation was $(617,891) for the year ended December 31, 2012, as compared to $830,201 provided by operating activities during 2011.  The amount is insignificant because there were limited operations during the year.

Net cash used in operating activities for continuing operation was $830,201 for the year ended December 31, 2011, as compared to $2,108,912 provided by operating activities during 2010.  The amount is insignificant because there were limited operations during the year.

Operating activities – Discontinued operation

Net cash provided by operating activities for discontinued operation was nil for the year ended December 31, 2012, as compared to nil and $23,661 for the years ended December 31, 2011 and 2010, respectively.

Investing activities

Net cash provided by investing activities for the year ended December 31, 2012 was $2,259,728, as compared to $8,277,668 net cash provided by investing activities in 2011. The net cash provided by investing activities in 2012 and 2011 was mainly attributable to the cash proceeds from disposal of Kunming entities.

Net cash provided by investing activities for the year ended December 31, 2011 was $8,277,668, as compared to $3,059,804 net cash provided by investing activities in 2010. The increase in net cash provided by investing activities was mainly attributable to the cash proceeds from disposal of Kunming entities.

Financing activities

Net cash used in financing activities for the year ended December 31, 2012 was $1,575,000, as compared to $20,306,608 net cash used in financing activities in 2011. The net cash used in financing activities in 2012 was mainly attributable to the redemption of preferred stock.

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

Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events during the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations in respect of operating leases as of December 31, 2012.

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	3,182	3,182	-	-	-
Total	$3,182	3,182	-	-	-

Safe Harbor

See the section headed “Forward-Looking Information.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

NAME	AGE	POSITION
Li Shuangqing	59	Chief Executive Officer and Chairman
Jian Ping Huang	53	Director
May Huang	45	Director
Kerry Propper	39	Director
George Kaufman	38	Director

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

Compensation

In 2012, we paid an aggregate of $157,000 in salary to our directors and senior management as a group.  None of our directors or senior management received any equity awards, including options, restricted stock or other equity incentives in 2011.  We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management.  However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

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

Board Practices

Terms of Directors and Executive Officers

Our board of directors is currently divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of the Class A directors expires at the first annual meeting of our shareholders, with the Class B term expiring at the second annual meeting, and the Class C term expiring at the third annual meeting.  The current board members are classified as follows:

●	Class A directors to stand for reelection in 2013: Ms. May Huang;

●	Class B directors to stand for reelection in 2014: Mr. Kaufman and Mr. Li; and
●	Class C directors to stand for reelection in 2015: Mr. Propper and Dr. J.P. Huang.

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

Independence of Directors

We have elected to follow the rules of NYSE MKT to determine whether a director is independent.  Our board will also consult with counsel to ensure that our board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors.  Consistent with these considerations, our board has affirmatively determined that Dr. J.P. Huang, Ms. Huang and Mr. Kaufman are our independent directors.

Board Committees

Audit Committee

We established an audit committee of the board of directors, which consists of Dr. J.P. Huang (Chairman) and Ms. Huang. We have determined that each of these individuals is an independent director under the NYSE MKT listing standards.  Our board has also determined that Ms. Huang possesses the accounting or related financial management experience that qualifies her as financially sophisticated within the meaning of the NYSE MKT listing standards and that he is an “audit committee financial expert” as defined by the rules and regulations of the SEC.

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

Compensation Committee

We established a compensation committee of the board of directors, which consists of Mr. Kaufman (Chairman) and Dr. J.P. Huang, each of whom is an independent director under the NYSE MKT’s listing standards. Our compensation committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation for executive officers, evaluating the performance of executive officers in light of those goals and objectives, and determining and approving the compensation level of executive officers based on this evaluation.  In addition, our compensation committee is responsible for administering our incentive-compensation plans and equity-based plans, including our 2008 Omnibus Securities and Incentive Plan, and for making recommendations to the board of directors with respect to the adoption, amendment, termination or replacement of such plans.

Nominating and Corporate Governance Committee

We established a nominating and corporate governance committee of the board of directors, which currently consists solely of Dr. J.P. Huang, each of whom is an independent director under the NYSE MKT’s listing standards. The nominating and corporate governance committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

The nominating and corporate governance committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating and corporate governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time. The nominating and corporate governance committee does not distinguish among nominees recommended by shareholders and other persons and will consider persons identified by its members, management, shareholders, investment bankers and others. We do not have any restrictions on shareholder nominations under our amended and restated memorandum and articles of association. The only restrictions are those applicable generally under British Virgin Islands law and the federal proxy rules, if applicable. Currently, we will consider suggestions from individual shareholders, subject to evaluation of the person’s merits. Shareholders may communicate nominee suggestions directly to the board, accompanied by biographical details and a statement of support for the nominees, subject to certain timing restrictions in connection with our annual meetings. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, our board of directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and money management.

Employees

As of December 31, 2012, we had a total of 4 employees. We offer employees competitive compensation packages and various training programs, which are intended to attract and retain qualified personnel. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. We typically enter into a standard employment agreement and a confidentiality agreement with our employees and we believe our relationship with our employees is good. Our employees are not represented by any collective bargaining agreements or labor unions.

Share Ownership

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 14, 2013, by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.  The address of each of the persons set forth below is in care of the Company, 9 Dong San Huan Zhong Lu, Suite 1101, Chaoyang District, Beijing, 100020, People’s Republic of China.

Name and Address of Beneficial Owner Office, if any		Title of Class	Amount and Nature of Beneficial Ownership(1)	% of Class(2)
Officers and Directors
Li Shuangqing	Chief Executive Officer and Chairman	Ordinary Shares, $0.0001 par value	-	-
Jian Ping Huang	Director	Ordinary Shares, $0.0001 par value	-	-

May Huang	Director	Ordinary Shares, $0.0001 par value	-	-
Kerry Propper (3)	Director	Ordinary Shares, $0.0001 par value	1,214,177	*
George Kaufman	Director	Ordinary Shares, $0.0001 par value	-	-
All officers and directors as a group (5 persons named above)		Ordinary Shares, $0.0001 par value	-	-
5% Security Holders

Platinum Partners Value 152 W 57th St 54th Floor New York, NY 10019 (4)		Ordinary Shares, $0.0001 par value	9,043,366	10.4%
South Ferry #2 LP One State Street New York, NY 10004 (5)		Ordinary Shares, $0.0001 par value	12,558,625	14.5%
Atlas Master Fund 135 E 57th Street New York, NY 10022 (6)		Ordinary Shares, $0.0001 par value	5,426,029	6.3%
AQR Capital Management LLC 233 E 69th Street #6J New York, NY 10021		Ordinary Shares, $0.0001 par value	6,099,409	7.2%

 * Less than 1%.

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)
As of April 29, 2013, a total of 85,211,410 of our ordinary shares are outstanding pursuant to SEC Rule 13d-3(d)(1).  Ordinary shares that may be acquired by an individual or group within 60 days, pursuant to the exercise of warrants or options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the above table.

(3)	Includes 898,729 Ordinary Shares held by Chardan Capital Markets LLC. Mr. Propper is the CEO of Chardan Capital Markets LLC and holds voting and dispositive over such Ordinary Shares.

(4)	Includes 1,424,412 Ordinary Shares underlying Preferred Shares held by Platinum Partners Value.

(5)	Includes 1,438,656 Ordinary Shares underlying Preferred Shares held by South Ferry #2 LP.

(6)	Includes 854,647 Ordinary Shares underlying Preferred Shares held by Atlas Master Fund.

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

Major Shareholders

Please refer to Item 6, “Directors, Senior Management and Employees — Share Ownership.”

Related Party Transactions

There were no transactions since the beginning of the 2012 fiscal year, nor is there any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed years, and in which any related person had or will have a direct or indirect material interest.

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

In connection with the termination of the cooperation agreement and the transfer of the advertising business, Shanxi TV has also taken, as its own, the RMB 45,000,000 of registered capital contributed by the Company to the Yellow River JV.  While the Company acknowledges the right of the PRC government to change policies and rules with respect to agreements with state-owned entities, such as Shanxi TV, however the Company believes that the RMB 45,000,000 contributed to the Yellow River JV by the Company must be returned to the Company.  The Company has attempted, in good faith, to negotiate a settlement with respect to the funds, however, to date Shanxi TV has refused to return the funds to the Company or enter into any settlement agreement.

In addition to attempts at negotiations directly with Shanxi TV, the Company filed an application for arbitration with the China International Economic Trade Arbitration Commission, or CIETAC, in October 2011.  Shanxi TV filed it’s response in January 2012, and has since challenged CIETAC’s jurisdiction over the dispute, though it subsequently withdrew its application in March 2012.  Since the submission of the Company’s application for arbitration, two hearings have been held, and CEITAC initially indicated that it would render a decision by August 21, 2102.  However, this deadline has been extended on three separate occasions.  For strategic purposes, the Company submitted a withdrawal application to CERTAC on February 17, 2013 and CEITAC rendered a withdrawal decision on March 18, 2013.   The Company is currently exploring other channels through which it may resolve this issue.

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

	Ordinary Shares/ Common Stock		Warrants
	High	Low	High	Low
Annual Market Prices
2008	$7.70	$7.00	$1.07	$0.01
2009	7.82	0.75	0.25	0.01
2010	1.15	0.12	0.07	0.00
2011	0.25	0.01	-	-
2012	0.07	0.02	-	-
2013	0.05	0.01	-	-

Quarterly Market Prices
First Quarter 2011	0.24	0.12	-	-
Second Quarter 2011	0.19	0.02	-	-
Third Quarter 2011	0.25	0.015	-	-
Fourth Quarter 2011	0.10	0.01	-	-
First Quarter 2012	0.07	0.02	-	-
Second Quarter 2012	0.04	0.02	-	-
Third Quarter 2012	0.05	0.02	-	-
Fourth Quarter 2012	0.05	0.05	-	-

Monthly Market Prices			-	-
November 2012	0.05	0.05	-	-
December 2012	0.05	0.01	-	-
January 2013	0.05	0.05	-	-
February 2013	0.05	0.01	-	-
March 2013	0.02	0.01	-	-
April 2013	0.01	0.01	-	-

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

Under BVI law, there is no cumulative voting by shareholders for the election of the directors. The absence of cumulative voting rights effectively means that the holders of a majority of the shares voted at a shareholders meeting may, if they so choose, elect all of our directors, thus precluding a small group of shareholders from controlling the election of one or more representatives to the board of directors.

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

U.S. Federal Income Taxation

The following is a discussion of the material U.S. federal tax consequences of the ownership of our ordinary shares by U.S. Holders (as described below).  It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation.  The discussion applies to investors in shares that hold the shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

●	certain financial institutions;
●	insurance companies;
●	dealers and traders in securities or foreign currencies;
●	persons holding shares as part of a hedge, “straddle,” integrated transaction or similar transaction;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
●	persons liable for the alternative minimum tax;

●	tax-exempt organizations;
●	persons holding shares that own or are deemed to own 10% or more of our voting stock;
●	persons who hold the shares in connection with a trade or business outside the United States; or
●	persons who acquired our shares pursuant to the exercise of any employee stock option or otherwise as compensation.

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

Passive Foreign Investment Company Rules (PFIC)

We believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2012.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have identified certain material weaknesses in connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2012, and have thus concluded that our internal controls over financial reporting were not effective. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. This material weakness and control deficiency identified primarily related to absence of a Chief Financial Officer with appropriate knowledge of U.S. GAAP.  The fact that we hired consultants located in U.S. to assist us in assessing our internal control over financial reporting does not mitigate the fact that we do not have a proper Chief Financial Officer who possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment we determined that, as of December 31, 2012, our internal control over financial reporting was not effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors established an audit committee of the board of directors, which consists of Dr. Jian Ping Huang, Mr. Donald Quinby and Ms. May Huang, with Dr. J.P. Huang serving as chairman.  Each of the audit committee members is “independent” as that term is defined under the NYSE MKT Listing Rules.  Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.  Our board of directors has determined that Ms. Huang meets the criteria for an “audit committee financial expert,” as established by the SEC.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by UHY Vocation HK CPA Limited, our independent registered public accounting firm, for the fiscal years ended December 31, 2012 and 2011.

	Fiscal Year Ended December 31,
	2012	2011
Audit Fees	$20,000	$45,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$20,000	$45,000

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

Date: May 15, 2013	CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

/s/ Li Shuangqing
Li Shuangqing
Chief Executive Officer

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED  DECEMBER 31, 2012 AND 2011

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND 2011

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD

We have audited the accompanying consolidated balance sheets of China Networks International Holdings, Ltd (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012, 2011 and 2010. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Networks International Holdings, Ltd as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the three years ended December 31, 2012, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2, the Company has restated its consolidated financial statements as of and for the year ended December 31, 2011 to reflect corrections in accounting related to issuance of 19,009,680 ordinary share as premium for redemption of debenture payable.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As more fully described in Notes 1 and 5, the Company has limited operations and did not generate any revenue for the year 2012.  This condition raises substantial doubt about China Networks International Holdings Ltd’s ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1.  The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

UHY VOCATION HK CPA LIMITED
Certified Public Accountants

Hong Kong, the People’s Republic of China,

May 15, 2013

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2012	2011
ASSETS		(As restated)

CURRENT ASSETS
Cash	$2,117,731	$2,005,727
Restricted cash	236,400	236,400
Receivable from YR TV station	-	3,331,675
Other receivables and prepaid expenses	159,374	225,720
Receivable from disposal of subsidiaries to Kunming TV Station	111,368	2,371,095

Total current assets	2,624,873	8,170,617

PROPERTY & EQUIPMENT-NET	7,351	11,944

TOTAL ASSETS	$2,632,224	$8,182,561

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Other payable	615,330	330,854
Accrued liabilities	194,872	87,430
Due to related parties	59,750	59,750
Payable to TV station	1,382,194	1,346,979
Total current liabilities	2,252,146	1,825,013

COMMON STOCK SUBJECT TO REPURCHASE	236,400	236,400
TOTAL LIABILITIES	2,488,546	2,061,413

EQUITY
China Networks International Holdings, Ltd. equity:
Class A Preferred Shares $0.0005 par value, 16,000,000 shares authorized, 5,689,506 shares issued and outstanding at December 31, 2012; liquidation preference of $5,689,506, 7,264,503 shares issued at December 31, 2011)	2,846	3,633
Common stock at $0.0001 par value; (83,109,978 shares authorized, issued and outstanding at December 31, 2012, 83,109,978 shares issued at December 31, 2011)	8,318	8,318
Additional paid-in capital	27,124,406	28,698,619
Accumulated deficit	(29,037,122)	(24,631,818)
Accumulated other comprehensive income	962,157	954,490

Total shareholders' equity	(939,395)	5,033,242

Non-controlling interest	1,083,073	1,087,906

Total equity	143,678	6,121,148

TOTAL LIABILITIES AND EQUITY	$2,632,224	$8,182,561

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	For the year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
		(As restated)

NET REVENUE	$-	$-	$3,751,410

COST OF REVENUE	-	-	2,394,173
Gross profit	-	-	1,357,237

OPERATING EXPENSES
Selling expense	-	160	19,903
General and administrative expense	909,729	1,099,941	2,253,785
	909,729	1,100,101	2,273,688

LOSS FROM OPERATIONS	(909,729)	(1,100,101)	(916,451)

OTHER INCOME/(EXPENSE)
Other income/(expense)	230	321	(9,023)
Interest expense	-	(193,900)	(1,790,304)
Interest income	113,165	337,961	25,911
Impairment charges on intangible assets	-	(6,506,969)	-
Impairment charges on receivable from YR TV Station	(3,345,284)	(680,000)	-
Written off of debt discount and deferred finance cost	-	(3,237,616)	-
Premium paid on redemption of debenture payable	-	(2,281,162)	-
Gain on extinguishment and cancellation of debt	-	-	5,576,855
	(3,231,889)	(12,561,365)	3,803,439

(LOSS)/INCOME BEFORE INCOME TAX	(4,141,618)	(13,661,466)	2,886,988

INCOME TAX	-	(106,956)	148,529

NET (LOSS)/INCOME FROM CONTINUED OPERATION	(4,141,618)	(13,554,510)	2,738,459

Discontinued operations, net of taxes
(including loss on disposal of subsidiaries of $7,562,491 for 2010)	-	-	(3,408,986)

NET LOSS	(4,141,618)	(13,554,510)	(670,527)

Less: Net loss/(income) attributable to the non-controlling interest	20,789	20,065	(2,400,256)

NET LOSS ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.	$(4,120,829)	(13,534,445)	(3,070,783)

Dividend on preferred stock	(284,475)	(627,000)	(574,247)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	7,666	430,128	527,668
COMPREHENSIVE LOSS	$(4,397,638)	(13,731,317)	(3,117,362)

Basic and diluted income/(loss) from continuing operations per common share	$(0.05)	(0.21)	0.08
Basic and diluted (loss)/income from discontinued operations per common share	$-	-	(0.10)
Basic and diluted loss per common share	$(0.05)	(0.21)	(0.09)
Weighted average shares outstanding	83,109,978	65,940,384	32,826,462

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

							Accumulated
	Preferred Stock		Common Stock		Additional	Accumulated	Other Comprehensive	Non-controlling
	Shares	Amount	Shares	Amount	Paid-in capital	Deficit	(Loss)/Income	Interest	Total
Balance at January 1, 2010	-	-	12,927,888	1,293	-	(7,722,640)	(3,306)	5,466,296	(2,258,357)
Change of share capital structure due to the cancellation of Bridge Loan	16,000,000	8,000	23,000,000	2,300	26,521,428	-	-	-	26,531,728
Cancellation of KERRY PROPPER's common stock due to the cancellation of Bridge Loan	-	-	(2,000,000)	(200)	-	-	-	-	(200)
Issuance of common stock due to the convertible loan	-	-	6,342,110	634	-	-	-	-	634
Issuance of common stock due to the convertible loan's placement fee	-	-	750,000	75	-	-	-	-	75
Foreign currency translation adjustment	-	-	-	-	-	-	1,424,965	-	1,424,965
Decrease in non-controlling interest due to disposal of subsidiaries	-	-	-	-	-	897,297	(897,297)	(6,806,203)	(6,806,203)
Gain on debt restructuring to related parties recognized as capital contribution	-	-	-	-	7,348,693	-	-	-	7,348,693
Net loss	-	-	-	-	-	(3,645,030)	-	2,400,256	(1,244,774)
Balance at December 31, 2010	16,000,000	8,000	41,019,998	4,102	33,870,121	(10,470,373)	524,362	1,060,349	24,996,561
Early redemption of preferred stock	(8,735,497)	(4,367)	-	-	(8,731,130)	-	-	-	(8,735,497)
Issuance of common stock due to the repayment of convertible loan	-	-	27,204,680	2,720	3,261,842	-	-	-	3,264,562
Foreign currency translation adjustment	-	-	-	-	-	-	430,128	47,622	477,750
Cancellation of shares	-	-	(78,800)	-	-	-	-	-	-
Net loss	-	-	-	-	-	(14,161,445)	-	(20,065)	(14,181,510)
Issuance of common stock to settle dividend payable	-	-	14,964,100	1,496	297,786		-	-	299,282
Balance at December 31, 2011	7,264,503	3,633	83,109,978	8,318	28,698,619	(24,631,818)	954,490	1,087,906	6,121,148
Early redemption of preferred stock	(1,575,000)	(787)	-	-	(1,574,213)	-	-	-	(1,575,000)
Foreign currency translation adjustment			-	-	-	-	7,667	15,956	23,623
Net loss		-	-	-	-	(4,405,304)	-	(20,789)	(4,426,093)
Balance at December 31, 2012	5,689,503	2,846	83,109,978	8,318	27,124,406	(29,037,122)	962,157	1,083,073	143,678

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
		(As restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income from continuing operations	$(4,141,618)	$(13,554,510)	$2,738,459

Adjustments to reconcile net (loss)/income from operations to net cash (used in) / provided by operating activities
Depreciation and amortization	4,655	4,496	252,097
Amortization of debt discount and deferred financing cost	-	3,237,616	317,507
Impairment loss on intangible assets	-	6,506,969	-
Impairment loss on receivables from YR TV Station	3,345,284	680,000	-
Provision for deferred income tax	-	-	208,365
Gain on extinguishment of debt	-	-	(5,576,855)
Premium paid on redemption of debenture payable	-	2,281,162	-

Increase/(decrease) in assets and liabilities
Accounts receivables	-	-	6,003,750
Program inventory	-	-	78,082
Other receivable -TV Stations	-	-	(7,315,664)
Other receivable and prepaid expense	66,346	101,364	800,058
Accounts payable	-	(5,881)	232,436
Customer deposits	-	-	(262,876)
Accrued liabilities	107,442	(274,811)	(273,793)
Other payable	-	-	(355,201)
Accrued interest	-	193,900	1,534,943
Other payable - TV Stations	-	-	3,841,963
Taxes payable	-	(506)	(114,359)

Cash (used in)/provided by operating activities- continuing operations	(617,891)	(830,201)	2,108,912
Cash provided by operating activities- discontinued operations	-	-	23,661
Net cash (used in)/provided by operating activities	(617,891)	(830,201)	2,132,573

CASH FLOWS FROM INVESTING ACTIVITIES
Other payable to TV Station	-	(11,606,673)	-
Purchase of property and equipment	-	-	(2,160)
Net proceeds from disposal of subsidiaries	2,259,728	19,884,341	3,835,503
Cash provided by investing activities- continued operations	2,259,728	8,277,668	3,833,343
Cash used in investing activities-discontinued operations	-	-	(773,539)
Net cash provided by investing activities	2,259,728	8,277,668	3,059,804

CASH FLOWS FROM FINANCING ACTIVITIES
Due to related parties	-	-	(10,983,629)
Capital contribution from stockholder	-	-	32,695
Convertible debentures payable	-	(11,000,000)	-
Redemption of Preferred Stock	(1,575,000)	(8,735,497)	-
Dividends paid	-	(571,111)	-
Proceeds from issuance of convertible debentures	-	-	9,744,371
Cash used in financing activities - continued operations	(1,575,000)	(20,306,608)	(1,206,563)
Cash provided by financing activities - discontinued operations	-	-	-
Net cash used in financing activities	(1,575,000)	(20,306,608)	(1,206,563)

EXCHANGE RATE EFFECT ON CASH	45,167	(31,630)	522,173

NET INCREASE/(DECREASE) IN CASH	66,837	(12,859,141)	3,985,814

CASH - BEGINNING OF PERIOD	2,005,727	14,896,498	10,388,511

CASH - END OF PERIOD	2,117,731	2,005,727	14,896,498

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$-	$-	$-
Income taxes	$14	$796	$297,057

Non-cash investing and financing activities:
Consideration for extinguishment of convertible notes liability
paid in the form of common share	$-	$983,400	$8,050,000
Issuance of common shares in satisfaction of dividend payables	-	299,282	-
paid in the form of common share	-	-	16,000,000
Issuance of common shares in satisfaction of due to related parties	-	-	7,000,140
Issuance of common shares in satisfaction of accrued interest payable	-	-	4,484,159

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

Termination of Business Contract with YR TV Station.    Due to the TV broadcasting internal restructuring of Shanxi Province in the PRC, YR TV station had merged with Shanxi Broadcasting Group since January 2011, YR TV Station has since then unilaterally terminated the Taiyuan JV agreement with ANT (see paragraph “Establishment of Joint Ventures” and “Exclusive Services Agreement” above). The Company had filed an arbitration to China International Economic and Trade Arbitration Commission (“CIETAC”) to claim YR TV Station the amount of approximately RMB54 million (approximately $8,571,000) on October 9, 2011.  The claim was amended in April 2012 to raise the damage sought to RMB81,417,196 (approximately $12,900,000).

After the conclusion of several hearings, CIETAC repeatedly postponed the date on which to issue an arbitral award.  For strategic reasons, ANT submitted an arbitration withdrawal application to CIETAC on February 17, 2013 and received a Withdrawal Decision on March 18, 2013. The Company is working on other channels to recover the above amount and up to the date of report is still in progress.  There's no initial agreement been signed with YR TV Station.

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

Accordingly, all the assets and liabilities as affected by the arbitration were grouped together under heading “Receivables from YR TV Station” and “Payables to YR TV Station” on the Balance Sheet.  Further details please read note 5.

Going Concern.  The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company did not generate any revenue during the year 2012 and had net cash used in operating activities, which have had a significant adverse impact on its business and continue to negatively impact its projected future liquidity. The Company’s ability to continue as a going concern is dependent on many factors, including, among other things, the outcome of the YR TV Station litigation as described above, and sourcing new stream of revenue and operations.  The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. In addition, the Company may wish to selectively pursue possible acquisitions of businesses complementary to those of the Company in the future in order to expand its presence in the marketplace and achieve operating efficiencies. The Company expects to seek to obtain additional funding through a bank credit facility or private equity. There can be no assurance as to the availability or terms upon which such financing and capital might be available.

NOTE 2 – RESTATEMENT

The Company’s financial statements as of December 31, 2011, contained the following error: omission of the premium of 19,009,680 ordinary shares issued for repayment on redemption of debenture payable.  The original statements of changes in equity stated the issuance of ordinary share for repayment of debenture payable was 8,195,000 shares, it has been restated to 27,204,680 share issued due to the error of omission.

The following financial statement line items were affected by the restatement:

Balance sheet as of December 31, 2011

	As previously
	reported	As restated	Effect of change

Additional paid in capital	$26,419,357	$28,698,619	$2,279,262
Accumulated losses	(22,350,656)	(24,631,818)	(2,281,162)
Loss per shares	0.23	0.21	(0.02)
Statement of operations for the year ended December 31, 2011
	As previously
	reported	As restated	Effect of change

Administrative expenses and other expenses	$11,380,304	$11,380,304	$-
Premium paid on redemption of debenture payable	-	2,281,162	2,281,162
Net loss before tax	11,380,304	13,661,466	2,281,162

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Restricted cash – Restricted cash represents cash held in Alyst’s checking account, which is obligated to be used for repurchase of 30,000 CNIH common shares, as stipulated by the Amendment to Stock Purchase Agreement between shareholders and Alyst in July 2009.

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

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

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

Earnings per Common Share – The Company follows ASC 260, Earnings per Share, resulting in the presentation of basic and diluted earnings per share.  Diluted earnings per common share assume that outstanding common shares were increased by shares convertible from preferred stock. Since the Company’s common stock equivalents are not dilutive for the year ended December 31, 2012 and 2011, the basic and diluted earnings per share for those periods are the same.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

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

The Group accounts for and discloses events that occur after the balance sheet but before financial statements are issued or are available to be issued through December 31, 2012.

NOTE 4 – NONCONTROLLING INTERESTS

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

The noncontrolling interest for the Company as at December 31, 2012 represented YR TV Station’s share in Taiyuan Ad Co. and Taiyuan JV.  Subject to the matters as discussed in note 3 above, the carrying amount of this noncontrolling is subject to the settlement with YR TV Station. Without a final settlement, the Company continue to according for noncontrolling on the same basis as previous years.

NOTE 5 – OTHER RECEIVABLES AND PREPAID EXPENSES

Other receivables and prepaid expenses are summarized as follows:

	December 31, 2012	December 31, 2011

Other receivables and deposits	$159,374	$134,291
Prepaid expenses	-	90,202
Due from staff and others	-	1,227
	$159,374	$225,720

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –RECEIVABLES AND OTHER ASSETS FROM YR TV STATION UNDER ARBITRATION

	December 31, 2012	December 31, 2011

China YR TV Station- Loan	$751,377	$749,541
China YR TV Station- Advertising income	3,089,450	3,081,899
China YR TV Station- Others	184,457	180,235
Impairment	(4,025,284)	(680,000)
	$-	$3,333,675

As discussed in Note 1 Organization “Termination of Business Contract with YR TV Station” and note 3 “Operations under Arbitration” above, the Company was forced to terminate cooperation with its joint venture partner, YR TV Station due to the PRC’s internal restructuring for TV broadcasting business in Shanxi Province, YR TV Station had merged with Shanxi Broadcasting Group.  As of December 31, 2012, the carrying value of the assets that are under arbitration is separately presented in the Balance Sheet in the caption “Receivables from YR TV Station under arbitration” and these assets are no longer depreciated.

In April 2012, the Company formally filed arbitration against China YR TV Stations to the CIETAC.  CIETAC is the major permanent arbitration institutions in China and responsible for independently and impartially resolves economic and trade disputes by means of arbitration.  In this action the Company allege breach of contract by YR TV Station, seeking recovery of capital investment cost plus interest and others totaled RMB54 million (approximately $8,571,000). After the conclusion of several hearings, CIETAC repeatedly postponed the date on which to issue an arbitral award.  For strategic reasons, ANT submitted an arbitration withdrawal application to CIETAC on February 17, 2013 and received a Withdrawal Decision on March 18, 2013. The Company is working on other channels to recover the above amount and up to the date of report is still in progress.  There's no initial agreement been signed with YR TV Station.

In this instance, management has assessed the matters based on current information and made judgments concerning their potential outcome, giving consideration to the nature of the claim, the amount, and the probability of success. Management believes it will receive a positive award in the dispute.  The management recorded an impairment loss of $680,000 in the year 2011 and a further impairment of $3,345,284 in year 2012, which represents the excess of the carrying values of the assets over their recoverable values.

Management is seeking other means to reach a settlement with China YR TV Stations. Due to the inherent uncertainties including unfavorable rulings or developments, it is possible that the ultimate resolution of our effort could involve amounts that are different from our currently recorded amount and that such differences could be material.

NOTE 7 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31, 2012	December 31, 2011
At cost:
Furniture, fixtures and equipment	$15,521	$15,483
Computer software	10,158	10,134
	25,679	25,617
Less: accumulated depreciation	(18,328)	(13,673)
Net book value	$7,351	$11,944

Depreciation expense was $4,655 for the year ended December 31, 2012.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 –PROGRAM RIGHTS AND INTANGIBLE ASSETS, NET

	December 31, 2012	December 31, 2011

Program rights	$20,692	$20,692
Less: accumulated amortization	(20,692)	(20,692)
	$-	$-

Intangible assets	$7,120,088	$7,120,088
Less: accumulated amortization	(613,119)	(613,119)
Less: impairment charges	(6,506,969)	(6,506,969)
	$-	$-

Program rights represent (1) programs that were contributed by the PRC TV Stations to the JV Tech Cos as capital, and (2) programs purchased by the JV Tech Cos from the PRC TV Stations in accordance with the joint venture and asset transfer agreements, respectively. Program rights are carried at cost and are amortized over their expected useful life of one year.  There was no amortization of program rights in 2012 as the program rights were fully amortized during 2009. The programs included in program rights are those originally produced by the PRC TV Stations and the JV Tech Co’s have ownership of the program rights pursuant to the joint venture and asset transfer agreements.

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

Intangible assets are expected to be amortized on a systematic basis over the lives of the Exclusive Cooperation Agreements of 20 and 30 years for Kunming JV and Taiyuan JV, respectively.  As at December 31 2012, the Company assessed the recoverability of intangible assets and due to the uncertainties on the dispute with Shanxi TV Station the Company had wholly impaired the intangible assets of $6,506,969 for the year ended December 31, 2011.

NOTE 9 – OTHER PAYABLE

Other payable consists of the following:

	December 31, 2012	December 31, 2011

Dividend Payable	$615,330	$330,854
	$614,330	$330,854

Dividend payable was based on 5% annual rate of issued preferred shares. Dividend payable was valued at $615,330 and $330,854 as of December 31, 2012 and December 2011 respectively.

NOTE 10 – OTHER PAYABLES TO TV STATIONS

	December 31, 2012	December 31, 2011

Other payable to Kunming TV Station	77,175	77,175
Other payable to China YR TV Station	1,305,019	1,269,804
	$1,382,194	$1,346,979

As of December 31, 2012 and 2011, other payable to Kunming Television Station represents payable of $77,175 to be paid by ANT due to the late payment of capital contribution to Kunming Tech Co.

Other payable to China YR TV Station represents $16,214 employee payroll that China YR TV Station paid on behalf of Taiyuan Tech Co. and $1,288,805 reimbursement of YR TV Station’s cost of purchase of TV programs and broadcasting and administrative expenses.

NOTE 11 – ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31, 2012	December 31, 2011

Business and other taxes payable	$-	$717
Accrued expenses	193,683	78,851
Accrued salary	1,189	7,862
	$194,872	$87,430

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – RELATED PARTY TRANSACTIONS

Due to related parties

Amounts due to related parties consist of advances made to the Company or payments made behalf on the Company to finance development stage activities and other costs. The amounts due to related parties for such advances were non-interest bearing and had no stated repayment terms. Amounts due to related parties for such advances totaled $59,750 as of December 31, 2012 and 2011.

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

PRC

The JV Tech Cos, JV Ad Cos, Hetong, Beijing Guangwang are subject to PRC income tax at the statutory tax rate of 25%.

The income tax provision consists of the following:

	The year ended
	December 31, 2012	December 31, 2011

Current tax	$-	$(106,956)
Deferred tax	-	-
	$-	$(106,956)

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

At December 31, 2012, Company’s management considered that the Company had no uncertain tax positions that affected its consolidated financial position and results of operations or cash flow, and will continue to evaluate for the uncertain position in future. There are no estimated interest costs and penalties provided in the Company’s financial statements for the year ended December 31, 2012.

In the year ended as at December 31, 2012, Company’s income tax is nil.

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

On May 12, 2011, the Company redeemed an aggregate of 4,028,690 of the Class A Preferred Shares at a per share price of $1.00.  The redeemed shares were issued to certain investors in a private placement transaction that was consummated on April 13, 2010 as described in note 11 above, and accounted for approximately 25.18% of the total 16,000,000 Class A Preferred Shares outstanding.  In connection with the redemption of the Class A Preferred Shares, the Company paid an aggregate of approximately $4.69 million in June 2011 to pay accrued and outstanding dividend payments owing on the Class A Preferred Shares. The funds used to redeem the Class A Preferred Shares were generated from the sale of interest in the Kunming JV in year 2010.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On November 31, 2011, the Company redeemed an aggregate of 4,706,807 of our Class A Preferred Shares at a per share price of $1.00.  The redeemed shares were issued to certain investors in a private placement transaction that was consummated on April 13, 2010, and accounted for approximately 39.32% of the 11,971,310 Class A Preferred Shares then outstanding. In connection with the redemption, the Company paid an aggregate of approximately $4.7 million in December 2011 which the funds used to redeem the Class A Preferred Shares was generated from the sale of interest in the Kunming JV in year 2010.  At the same time, the Company issued to the holders of the redeemed Class A Preferred Shares an aggregate of 14,964,100 Ordinary Shares as payment for all accrued and outstanding dividends owing on the Class A Preferred Shares amounting to $299,282.

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

NOTE 15 – CONCENTRATIONS, RISK AND UNCERTAINTIES

As at December 31, 2012, there is no accounts receivable due from customers. The Company did not have any concentrations of business for both customers and suppliers for the year ended December 31, 2012 due to the minimal operations.

Credit risk on cash and cash equivalents – The Company maintains its cash and cash equivalents in accounts with major financial institutions in the United States of America and the PRC, in the form of demand deposits and money market accounts. Deposits in banks may exceed the amounts of federal deposit insurance provided on such deposits. As of December 31, 2012 the Federal Deposit Insurance Corporation insured balances in bank accounts up to $250,000. At December 31, 2012, the uninsured balances amounted to approximately $1.9 million. The Company has not experienced any losses on its deposits of cash and cash equivalents.

NOTE 16 – OPERATING RISK AND MARKET RISK

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

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company rents office space from China YR TV Station for approximately $2,200 per year through June 2012.  Rent expense for the year ended December 31, 2012 totaled $5,957.

The Company is obligated under operating leases requiring minimum rentals as follows:

2013	$3,182
Thereafter	-
$3,182

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – PARENT ONLY FINANCIAL STATEMENTS

As of December 31, 2012, the total restricted net assets exceeded 25% percentage of the Company’s consolidated net assets. As a result, parent only financial statements are prepared as follows:

Parent Only Balance Sheets
As of December 31, 2012 and 2011

	December 31,	December 31,
	2012	2011
ASSETS		(As restated)

CURRENT ASSETS
Cash	$104	$104
Restricted cash	236,400	236,400
Loan receivable from CNM	3,781,500	5,356,500
Total current assets	4,018,004	5,593,004

TOTAL ASSETS	$4,018,004	$5,593,004

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Other payable	615,330	330,854
Total current liabilities	615,330	330,854

COMMON STOCK SUBJECT TO REPURCHASE	236,400	236,400
TOTAL LIABILITIES	851,730	567,254

EQUITY
China Networks International Holdings, Ltd. equity:
Class A Preferred Shares, net of issuance costs ($0.0005 par value; 5,689,506 shares authorized, 5,689,506 shares issued and outstanding at December 31, 2012,liquidation preference of $5,689,506)	2,846	3,633
Common stock at $0.0001 par value; (83,109,978 shares authorized, issued and outstanding at December 31, 2012)	8,318	8,318
Additional paid-in capital	27,124,407	28,698,619
Accumulated deficit	(24,159,644)	(23,875,168)
Accumulated other comprehensive income	190,347	190,348
Total equity	3,166,274	5,025,750

TOTAL LIABILITIES AND EQUITY	$4,018,004	$5,593,004

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – PARENT ONLY FINANCIAL STATEMENTS (CONT’D)

Parent Only Statement of Operations
For the years ended December 31, 2012 and 2011

	For the year ended
	December 31,	December 31,
	2012	2011
		(As restated)

NET REVENUE	$-	$-

OPERATING EXPENSES
General and administrative expense	-	5,770,989
	-	5,770,989

LOSS FROM OPERATIONS	-	(5,770,989)

LOSS BEFORE INCOME TAX	-	(5,770,989)

INCOME TAX	-	(106,956)

NET LOSS	-	(5,664,033)

No parent only statement of cashflows is presented as there is no change in cash and cash equivalent for the year.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company [incorporated by reference to Exhibit D to the Company’s Report on Form 6-K, filed July 2, 2009 (SEC File No. 001-34395)]
2.1	Specimen Ordinary Share Certificate [incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
2.2	Form of Warrant [incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
2.3	Form of Warrant Agreement [incorporated by reference to Exhibit 4.1 to Alyst’s Registration Statement on Form S-1 (SEC File No. 333-138699)]
2.4	Form of Bridge Loan Promissory Note [incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
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