Form 20-F/A
period 2012-12-31
China Networks International Holdings Ltd
filed 2013-05-23
CIK 1443979

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

This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F of China Networks International Holdings Ltd. (the “Company”) for the year ended December 31, 2012, originally filed with the Securities and Exchange Commission on May 15, 2013 (“2012 Form 20-F”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T and updating “Item 19. Exhibits” with the exhibits included in this Amendment No. 1.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed. The Company’s 2012 Form 20-F, as amended by this Amendment No. 1, continues to speak as of the initial filing date of the 2012 Form 20-F.

ITEM 19.      EXHIBITS

Exhibit Number	Description of Document
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: May 23, 2013	CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

/s/ Li Shuangqing
Li Shuangqing
Chief Executive Officer