Form 20-F
period 2013-12-31
China Networks International Holdings Ltd
filed 2014-04-25
CIK 1443979

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

801, 29F Block C,
Central International Trade Center,
6A Jian Guo Men Wai Avenue,
Chao Yang District
Beijing, PRC

(Address of principal executive offices)

Li Shuangqing
801, 29F Block C,
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2013): 83,109,978 ordinary shares.

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
 For the Fiscal Year Ended December 31, 2013

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Selected Consolidated Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of income data for the Company’s fiscal years ended December 31, 2013, 2012 and 2011, and the selected consolidated balance sheet data as of December 31, 2013 and 2012, have been derived from our audited restated consolidated financial statements that are included in this annual report beginning on page F-1. The selected statement of income data for the fiscal year ended December 31, 2010 and 2009 and the balance sheet data as of December 31, 2010 and 2009 have been derived from our combined financial statements of the Company’s operating entities - Kunming Television Station-Advertising Centre and Yellow River Television Station-Advertising Centre that are not included in this annual report.

The consolidated financial statements for the years ended December 31, 2013 and 2012 are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained elsewhere herein.  The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

(In thousands of U.S. Dollars, except number of shares and per share data)

	Fiscal Year Ended December 31,
	2009	2010	2011	2012	2013
Statement of Income Data:
Net Revenue	$19,010,661	$22,289,808	$-	$-	$-
Operating income (loss)	9,756,277	3,237,054	(1,100,101)	(909,729)	(530,998)
Net income (loss) before non-controlling interest	2,448,433	(670,527)	(13,554,510)	(4,141,618)	(528,468)
Net income (loss)	(1,672,454)	(3,070,783)	(13,534,445)	(4,120,829)	(514,431)
Weighted average ordinary shares	7,519,691	32,826,462	65,940,384	83,109,978	83,109,978
Weighted average number of diluted ordinary shares	7,519,691	32,826,462	65,940,384	83,109,978	83,109,978
Basic income (loss) per share	$(0.22)	$(0.09)	$(0.21)	$(0.05)	(0.01)
Diluted income (loss) per share	$(0.22)	$(0.09)	$(0.21)	$(0.05)	(0.01)

Balance Sheet Data:
Total current assets	$20,869,835	$42,649,676	$8,170,617	$2,624,873	$1,115,548
Total assets	52,019,042	48,923,840	8,182,561	2,632,224	1,118,429
Total current liabilities	53,110,643	23,631,483	1,825,013	2,252,146	2,243,605
Total liabilities	54,277,399	23,927,279	2,061,413	2,488,546	2,480,005
Non-controlling Interest	5,466,296	1,060,349	1,087,906	1,083,073	1,079,563
Shareholders’ equity (deficit)	(7,724,653)	23,936,212	5,033,242	(939,395)	(2,441,139)

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

A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in a business combination, the per share value of our ordinary shares may decrease, perhaps significantly.

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

On March 16, 2007, the National People’s Congress of China passed a new Enterprise Income Tax Law, or the EIT Law, and on November 28, 2007, the State Council of China passed its implementing rules, which took effect on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

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

We may be deemed to be a resident enterprise by Chinese tax authorities. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on financing proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties, and make most of our sales in China. The PRC also strictly prohibits bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents, or distributors of our Company, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents, or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies like us which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC. Accordingly, our public disclosure should be reviewed in light of the fact that no governmental agency that is located in China where substantially all of our operations and business are located have conducted any due diligence on our operations or reviewed or cleared any of our disclosure.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Unlike public reporting companies whose operations are located primarily in the United States, however, substantially all of our operations are located in China. Since substantially all of our operations and business takes place in China, it may be more difficult for the staff of the SEC to overcome the geographic and cultural obstacles that are present when reviewing our disclosure. These same obstacles are not present for similar companies whose operations or business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review of the China Securities Regulatory Commission, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any due diligence on our company and with the understanding that none of our SEC reports, other filings or any of our other public pronouncements has been reviewed or otherwise been scrutinized by any local regulator.

Our auditor, like other independent registered public accounting firms operating in China, is registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, but has not yet been inspected, and as such, investors currently do not have the benefit of PCAOB oversight.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB and are required by U.S. law to undergo regular inspections by the PCAOB to assess their compliance with U.S. law and professional standards in connection with their audits of public company financial statements filed with the SEC. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, the audit work and practices of its auditor, like other registered audit firms operating in China, is currently not inspected by the PCAOB. The inability of the PCAOB to conduct inspections of auditors in China also makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

ITEM 4.    INFORMATION ON THE COMPANY

A. History and Development of the Company

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

In September 2010, we entered into an equity transfer agreement whereby ANT sold all of its equity ownership in Kunming Taishi Information Cartoon Co., Ltd., a PRC company, or Kunming JV, to Kunming TV Station our 50% joint venture partner, upon approval of the Chinese authorities. This discussion was initiated due to the recent restructuring of Kunming TV station, and the PRC government’s intent to integrate its television advertising assets.  As a result of the agreement, the total transfer price for the equity stake exchange was RMB 150,000,000 with the first installment of RMB 75,000,000 paid by Kunming TV in January 2011. The Company gave notice in January 2011 of the redemption of its convertible debentures issued in April 13, 2010. The aggregate amount of the Debentures being redeemed represented the entire outstanding principal of the Debentures. In addition, the Company gave notice to pay all outstanding interest owed on the debentures in ordinary shares of the Company. In May 2011, the remaining funds from the first installment were utilized for the redemption of an aggregate of 4,028,690 of the Company’s Preferred Shares.  Upon receipt of the second installment of RMB 30,000,000 paid by Kunming TV, the Company redeemed an aggregate of 4,706,807 of its Preferred Shares on November 31, 2011, and upon receipt of the third installment of RMB 30,000,000 paid by Kunming TV in April 2012, the Company redeemed an aggregate of 1,575,000 of its Preferred Shares. The fourth installment of RMB 10,000,000 was paid by Kunming TV in March, 2012. The remaining RMB 5,000,000 due from Kunming TV was received by the Company in June 2012, and the funds will be partially used to redeem all remaining outstanding Preferred Shares.

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

In addition to attempts at negotiating directly with Shanxi TV, the Company filed an application for arbitration with the China International Economic Trade Arbitration Commission, or CIETAC, in October 2011.  Shanxi TV filed its response in January 2012, and challenged CIETAC’s jurisdiction over the dispute, though withdrew the application in March 2012.  Since the submission of the Company’s application for arbitration, CIETAC held two hearings and initially indicated that it would render a decision by August 21, 2102.  However, this deadline was extended on three separate occasions.  For strategic purposes, the Company submitted a withdrawal application to CIETAC on February 17, 2013 and CIETAC rendered a withdrawal decision on March 18, 2013.   On January 20, 2014, the Company filed two applications for arbitration with CIETAC in an attempt to resolve the aforementioned disputes.  Taiyuan Ad Co. also filed a lawsuit against Shanxi TV with Taiyuan Intermediate People’s Court in Shanxi Province in April 2014.

If the Company is successful in securing the return of part or all of the RMB 45,000,000 that we believe is owed to us from Shanxi TV, a portion of the funds will be used to redeem all or a portion of the Class A Preferred Shares that remain outstanding at such time.

B. Business Overview

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

C. Organizational Structure

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

D. Property, Plants and Equipment

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

In March 2013, we redeemed an aggregate of 1,000,000 of our Class A Preferred Shares at a per share price of $1.00.  The redeemed shares were issued to certain investors in a private placement transaction that was consummated on April 13, 2010, and accounted for approximately 17.58% of the 5,689,506 Class A Preferred Shares then outstanding.

Update on Yellow River JV

In January 2011, China Yellow River Television Station, the Company’s joint venture partner in Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., or Yellow River JV, was merged into Shanxi Radio and TV Station, or Shanxi TV, a PRC state-owned entity, and Shanxi TV was the successor to all of China Yellow River Television Station’s obligations under the joint venture agreements.  Upon consummation of the merger, Shanxi TV immediately and unilaterally terminated the cooperation agreement that established the Yellow River JV and transferred the advertising business of the Yellow River JV to its own internal advertising department.  The Company believes that Shanxi’s actions constituted a direct violation of the cooperation agreement which granted to the Yellow River JV the exclusive and irrevocable right to operate China Yellow River Television Station’s advertising business.

In connection with the termination of the cooperation agreement and the transfer of the advertising business, Shanxi TV has also taken, as its own, the RMB 45,000,000 of registered capital contributed by the Company to the Yellow River JV.  While the Company acknowledges the right of the PRC government to change policies and rules with respect to agreements with state-owned entities, such as Shanxi TV, the Company believes that the RMB 45,000,000 contributed to the Yellow River JV by the Company must be returned to the Company.  The Company has attempted, in good faith, to negotiate a settlement with respect to the funds, however, to date Shanxi TV has refused to return the funds to the Company or enter into any settlement agreement.

In addition to attempts at negotiating directly with Shanxi TV, the Company filed an application for arbitration with the China International Economic Trade Arbitration Commission, or CIETAC, in October 2011.  Shanxi TV filed its response in January 2012, and challenged CIETAC’s jurisdiction over the dispute, though withdrew the application in March 2012. Since the submission of the Company’s application for arbitration, CIETAC held two hearings and initially indicated that it would render a decision by August 21, 2102.  However, this deadline was extended on three separate occasions.  For strategic purposes, the Company submitted a withdrawal application to CIETAC on February 17, 2013 and CIETAC rendered a withdrawal decision on March 18, 2013.  On January 20, 2014, the Company filed two applications for arbitration with CIETAC in an attempt to resolve the aforementioned disputes. Taiyuan Ad Co. also filed a lawsuit against Shanxi TV with Taiyuan Intermediate People’s Court in Shanxi Province in April 2014.

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

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax from 2008 to 2013. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

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

Results of Operations for continuing operations

Comparison of Fiscal Years Ended December 31, 2013 and 2012

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	Year ended December 31, 2013		Year ended December 31, 2012
	Amount	Percentage of Revenue	Amount	Percentage of Revenue

General and administrative expenses	(530,998)	-	(909,729)	-

(Loss) from operations	(530,998)	-	(909,729)	-

Other income	-	-	230	-
Interest income	2,530	-	113,165	-
Impairment loss on receivables from YR TV Station	-	-	(3,345,284)	-
(Loss) before income tax and non-controlling interests	(528,468)	-	(4,141,618)	-

General and Administrative Expenses.  General and administrative expenses include salaries and benefits for our employees, as well as costs and expenses associated with office, utilities, transportation, travel and other costs and expenses related to legal, accounting and other costs associated with regulatory filings. The general and administrative expense for 2013 was $530,998, a decrease of $378,731 or 41%, as compared to $909,729 in 2012.  The decrease is primarily as a result of the reduction of business activities resulted from the disposal of investment projects and arbitration with venture partner.

Interest Income. Interest income in 2013 was $2,530 compared with $113,165 in 2012. The decrease in interest income is due to the significantly lower average daily balance of the bank deposit in 2013.

Comparison of Fiscal Years Ended December 31, 2012 and 2011

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	Year ended December 31, 2012		Year ended December 31, 2011
	Amount	Percentage of Revenue	Amount	Percentage of Revenue

Revenue	-	-	-	-

Selling expense	-	-	(160)	-
General and administrative expenses	(909,729)	-	(1,099,941)	-

(Loss) from operations	(909,729)	-	(1,100,101)	-

Other income	230	-	321	-
Interest income	113,165	-	337,961	-
Interest expense	-	-	(193,900)	-
Impairment loss on receivables from YR TV Station	(3,345,284)	-	(680,000)	-
Impairment of intangible assets	-		(6,506,969)
Written off debt discount and deferred finance cost on redemption	-	-	(3,237,616)	-
Premium paid on redemption of debenture payable	-	-	(2,281,162)	-
(Loss) before income tax and non-controlling interests	(4,141,618)	-	(13,661,466)	-

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

Valuation of long-lived assets - The Company follows ASC 360, “Property, Plant and Equipment”. The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

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

For certain financial instruments, including cash, accounts and other receivables, accruals and other payables, it was assumed that the carrying amounts approximate fair value because of the near term maturities of such obligations.

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

The Company accounts for and discloses events that occur after the balance sheet but before financial statements are issued or are available to be issued through December 31, 2013.

Liquidity and Capital Resources

As of December 31, 2013, we had cash and cash equivalents of $663,078. We redeemed all outstanding convertible debentures in 2011.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report. To date, we have financed our operations primarily through cash flows from operations, augmented by short-term bank borrowings and equity contributions by our shareholders.

(All amounts in thousands of U.S. dollars)

	Year Ended December 31,
	2013	2012	2011
Net cash (used in) operating activities	$(588,441)	$(617,891)	$(830,201)
Net cash provided by investing activities	111,368	2,259,728	8,277,668
Net cash (used in) financing activities	(1,000,000)	(1,575,000)	(20,306,608)
Effects of Exchange Rate Change in Cash	22,420	45,167	(31,630)
Net Increase (decrease) in Cash and Cash Equivalents	(1,477,073)	66,837	(12,859,141)
Cash and Cash Equivalent at Beginning of the Year	2,117,731	2,005,727	14,896,498
Cash and Cash Equivalent at End of the Year	663,078	2,117,731	2,005,727

Operating activities – Continuing operation

Net cash used in operating activities was $(588,441) for the year ended December 31, 2013, as compared to $(617,891) used in operating activities during 2012.  The amount is insignificant because there were limited operations during the year.

Net cash used in operating activities was $(617,891) for the year ended December 31, 2012, as compared to $830,201 provided by operating activities during 2011.  The amount is insignificant because there were limited operations during the year.

Investing activities

Net cash provided by investing activities for the year ended December 31, 2013 was $111,368, as compared to $2,259,728 net cash provided by investing activities in 2012. The net cash provided by investing activities in 2013 was mainly attributable to the last cash proceeds from disposal of Kunming entities.

Net cash provided by investing activities for the year ended December 31, 2012 was $2,259,728, as compared to $8,277,668 net cash provided by investing activities in 2011. The net cash provided by investing activities in 2012 and 2011 was mainly attributable to the cash proceeds from disposal of Kunming entities.

Financing activities

Net cash used in financing activities for the year ended December 31, 2013 was $1,000,000, as compared to $1,575,000 net cash used in financing activities in 2012. The net cash used in financing activities in 2013 was wholly attributable to the redemption of preferred stock.

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

Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events during the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations in respect of operating leases as of December 31, 2013.

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	3,230	3,230	-	-	-
Total	$3,230	3,230	-	-	-

Safe Harbor

See the section headed “Forward-Looking Information.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

NAME	AGE	POSITION
Li Shuangqing	60	Chief Executive Officer and Chairman
Jian Ping Huang	54	Director
May Huang	46	Director
Kerry Propper	40	Director
George Kaufman	39	Director

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

Compensation

In 2013, we paid an aggregate of $15,739 in salary to our directors and senior management as a group.  None of our directors or senior management received any equity awards, including options, restricted stock or other equity incentives in 2013.  We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management.  However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

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

Board Practices

Terms of Directors and Executive Officers

Our board of directors is currently divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of the Class A directors expires at the first annual meeting of our shareholders, with the Class B term expiring at the second annual meeting, and the Class C term expiring at the third annual meeting.  The current board members are classified as follows:

•	Class A directors to stand for reelection in 2014: Mr. Kaufman and Mr. Li;
•	Class B directors to stand for reelection in 2015: Mr. Propper and Dr. J.P. Huang; and
•	Class C directors to stand for reelection in 2016: Ms. May Huang.

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

Nominating and Corporate Governance Committee

We established a nominating and corporate governance committee of the board of directors, which currently consists solely of Dr. J.P. Huang, who is an independent director under the NYSE MKT’s listing standards. The nominating and corporate governance committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

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

Employees

As of December 31, 2013, we had a total of 2 employees. We offer employees competitive compensation packages and various training programs, which are intended to attract and retain qualified personnel. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. We typically enter into a standard employment agreement and a confidentiality agreement with our employees and we believe our relationship with our employees is good. Our employees are not represented by any collective bargaining agreements or labor unions.

Share Ownership

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 22, 2014, by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.  The address of each of the persons set forth below is in care of the Company, 9 Dong San Huan Zhong Lu, Suite 1101, Chaoyang District, Beijing, 100020, People’s Republic of China.

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

(2)
As of April 22, 2014, a total of 85,211,410 of our ordinary shares are outstanding pursuant to SEC Rule 13d-3(d)(1).  Ordinary shares that may be acquired by an individual or group within 60 days, pursuant to the exercise of warrants or options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the above table.

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

Major Shareholders

Please refer to Item 6, “Directors, Senior Management and Employees — Share Ownership.”

Related Party Transactions

There were no transactions since the beginning of the 2013 fiscal year, nor is there any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed years, and in which any related person had or will have a direct or indirect material interest.

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

In January 2011, China Yellow River Television Station, the Company’s joint venture partner in Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., or Yellow River JV, was merged into Shanxi Radio and TV Station, or Shanxi TV, a PRC state-owned entity, and Shanxi TV was the successor to all of China Yellow River Television Station’s obligations under the joint venture agreements.  Upon consummation of the merger, Shanxi TV immediately and unilaterally terminated the cooperation agreement that established the Yellow River JV and transferred the advertising business of the Yellow River JV to its own internal advertising department.  The Company believes that Shanxi’s actions constituted a direct violation of the cooperation agreement which granted to the Yellow River JV the exclusive and irrevocable right to operate China Yellow River Television Station’s advertising business.

In connection with the termination of the cooperation agreement and the transfer of the advertising business, Shanxi TV has also taken, as its own, the RMB 45,000,000 of registered capital contributed by the Company to the Yellow River JV.  While the Company acknowledges the right of the PRC government to change policies and rules with respect to agreements with state-owned entities, such as Shanxi TV, the Company believes that the RMB 45,000,000 contributed to the Yellow River JV by the Company must be returned to the Company.  The Company has attempted, in good faith, to negotiate a settlement with respect to the funds, however, to date Shanxi TV has refused to return the funds to the Company or enter into any settlement agreement.

In addition to attempts at negotiating directly with Shanxi TV, the Company filed an application for arbitration with the China International Economic Trade Arbitration Commission, or CIETAC, in October 2011.  Shanxi TV filed its response in January 2012, and challenged CIETAC’s jurisdiction over the dispute, though it subsequently withdrew its application in March 2012.  Since the submission of the Company’s application for arbitration, CIETAC held two hearings and initially indicated that it would render a decision by August 21, 2102.  However, this deadline was extended on three separate occasions.  For strategic purposes, the Company submitted a withdrawal application to CIETAC on February 17, 2013 and CIETAC rendered a withdrawal decision on March 18, 2013.  On January 20, 2014, the Company filed two applications for arbitration with CIETAC in an attempt to resolve the aforementioned disputes. Taiyuan Ad Co. also filed a lawsuit against Shanxi TV with Taiyuan Intermediate People’s Court in Shanxi Province in April 2014.

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

	Ordinary Shares/ Common Stock		Warrants
	High	Low	High	Low
Annual Market Prices
2008	$7.70	$7.00	$1.07	$0.01
2009	7.82	0.75	0.25	0.01
2010	1.15	0.12	0.07	0.00
2011	0.25	0.01	-	-
2012	0.07	0.02	-	-
2013	0.05	0.01	-	-

Quarterly Market Prices
1st Quarter 2012	0.07	0.02	-	-
2nd Quarter 2012	0.04	0.02	-	-
3rd Quarter 2012	0.05	0.02	-	-
4th Quarter 2012	0.05	0.05	-	-
1st Quarter 2013	0.05	0.01	-	-
2nd Quarter 2013	0.01	0.01	-	-
3rd Quarter 2013	0.01	0.01	-	-
4th Quarter 2013	0.01	0.01	-	-
1st Quarter 2014	0.01	0.01

Monthly Market Prices			-	-
November 2013	0.01	0.01	-	-
December 2013	0.01	0.01	-	-
January 2014	0.01	0.01	-	-
February 2014	0.01	0.01	-	-
March 2014	0.01	0.01	-	-
April 2014 (through April 22, 2014)	0.02	0.01	-	-

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

Register

We were incorporated in the BVI on April 17, 2008 under the BVI Business Companies Act, 2004, or the Act.  Our amended and restated memorandum of association authorizes the issuance of a maximum of 75,000,000 shares, of which 74,000,000 are ordinary shares, with $0.0001 par value per share, and 1,000,000 are preferred shares of $0.0001 par value per share.  Our board of directors or shareholders may from time to time by the consent of the majority of our board of directors or the consent of the majority of our shareholders increase the maximum number of shares we are authorized to issue, by amendment to our amended and restated memorandum and articles of association.

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

Rights and Obligations of Shareholders

Dividends

Subject to the Act, the directors may, by resolution of directors, authorize a distribution (including a dividend) by us to members at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due.  Any distribution payable in respect of a share which has remained unclaimed for three years from the date when it became due for payment shall, if the board of the directors so resolves, be forfeited and cease to remain owing by us.  The directors may, before authorizing any distribution, set aside out of our profits such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

The holder of each share has the right to an equal share in any distribution paid by us.

We do not intend to pay any dividends to our shareholders in the foreseeable future.

Voting Rights

Each share confers on the shareholder the right to one vote at a meeting of the members or on any resolution of members on all matters before our shareholders.

Rights in the event of winding up

The holder of each share is entitled to an equal share in the distribution of the surplus assets of us on a winding up.

Redemption

The directors may, on behalf of the Company, purchase, redeem or otherwise acquire and hold our own shares for such consideration as the directors consider fit, and either cancel or hold such shares as treasury shares.  We may only offer to acquire shares if at the relevant time the directors determine by resolution of directors that immediately after the acquisition the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due.

Changes in the rights of shareholders

If at any time the Company is authorized to issue shares of more than one class the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied only with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by such variation.

Meetings

Under the Act, there is no requirement for an annual meeting of shareholders. Under our amended and restated memorandum and articles of association, an annual meeting of members must be held each year at such date and time as may be determined by the directors.  The directors shall call a meeting of the members if requested in writing to do so by members entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is being held.  No less than ten days and not more than sixty days notice of meetings are required to be given to members.

No business will be transacted at any meeting of members unless a quorum of members is present at the time when the meeting proceeds to business.  A quorum consists of the holder or holders present in person or by proxy entitled to exercise at least 50 percent of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

A member of the Company shall be deemed to be present at a meeting of members if:

•	he or his proxy participates by telephone or other electronic means; and
•	all members and proxies participating in the meeting are able to hear each other.

The inadvertent failure of the directors to give notice of a meeting to a member or the fact that a member has not received a notice that has been properly given, shall not invalidate the meeting.

Limitations on Ownership of Securities

There are no limitations on the right of non-residents or foreign persons to own our securities imposed by BVI law or by our amended and restated memorandum and articles of association.

Change in Control of Company

The board of directors is empowered to issue preferred shares with such rights attaching to them as they decide and such power could be used in a manner that would delay, defer or prevent a change of control of our company.

Ownership Threshold

There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed imposed by BVI law or by our amended and restated memorandum and articles of association.

Differences in Corporate Law

BVI law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of BVI law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

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

Written Consent and Cumulative Voting

Similar to the laws of most U.S. jurisdictions, under BVI law, shareholders are permitted to approve matters by way of written resolution in place of a formal meeting. BVI law does not make a specific reference to cumulative voting, and our current articles of association have no provisions authorizing cumulative voting.

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

Shareholder’s Access to Corporate Records

Under the Act, a member of a business company may, on giving written notice to a company, inspect the company’s memorandum and articles, the register of shareholders, the register of directors and the minutes of meetings and resolutions of shareholders and of those classes of shareholders of which he is a member.

The directors may, if they are satisfied that it would be contrary to our interests to allow a member to inspect any document listed above (or any part thereof), deny or limit the inspection of the document.

Indemnification

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

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

While a director may vote on the plan even if he has a financial interest in the plan, in order for the resolution to be valid, the material facts of the interest and the director’s relationship to any party to the transaction must be disclosed and the resolution approved (1) without counting the vote or consent of any interested director, or (2) by the unanimous vote or consent of all disinterested directors if the votes or consents of all disinterested directors is insufficient to approve a resolution of directors.

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

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, or other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

Dissenter Rights

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) and a consolidation. A shareholder properly exercising his dissent rights is entitled to payment in cash of the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must within 20 days give notice of this fact to each shareholder who gave written objection, and to each shareholder who did not receive notice of the meeting. Such shareholders then have 20 days to give their written election in the form specified by the Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any rights of a shareholder except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding the dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day before the shareholders approved the transaction without taking into account any change in value as a result of the transaction.

Under BVI law, shareholders are not entitled to dissenters’ rights in relation to a liquidation.

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

The courts of the BVI may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company, or intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. In determining whether to grant leave, the courts must take into account (1) whether the shareholder is acting in good faith; (2) whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters; (3) whether the proceedings are likely to succeed; (4) the costs of the proceedings in relation to the relief likely to be obtained; and (5) whether an alternative remedy to the derivative claim is available.

Leave to bring or intervene in proceedings may be granted only if the court is satisfied that (1) the company does not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be; or (2) it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

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

Subject to the provisions of the amended and restated memorandum and articles of association relating to changes in the rights of shareholders and the powers of directors in relation to preferred shareholders, we may, by a resolution of members or a resolution of directors, amend our amended and restated memorandum and articles of association to increase or decrease the number of ordinary shares authorized to be issued.

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

Exchange Controls

BVI Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary shares or on the conduct of our operations in the BVI, where we were incorporated. There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our ordinary shares. BVI law and our memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our ordinary shares.

PRC Exchange Controls

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

On August 29, 2008, SAFE promulgated Notice 142 which regulates the conversion by a foreign-funded enterprise of foreign currency into RMB by restricting how the converted RMB may be used. Notice 142 requires that RMB funds converted from the foreign currency capital of a foreign-funded enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its supervision over the flow and use of RMB funds converted from the foreign currency capital of a foreign-funded enterprise. The use of such RMB capital may not be changed without SAFE’s approval, and may not, in any case, be used to repay or prepay RMB loans if such loans are outstanding. Violations of Notice 142 will result in severe penalties, such as heavy fines as set out in the relevant foreign exchange control regulations.

Taxation

The following is a general summary of certain material BVI and U.S. federal income tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular shareholder or prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

BVI Taxation

The BVI does not impose a withholding tax on dividends paid to holders of our ordinary or preferred shares, nor does the BVI levy any capital gains or income taxes on us. Further, a holder of our ordinary or preferred shares who is not a resident of the BVI is exempt from the BVI income tax on dividends paid with respect to the ordinary or preferred shares. Holders of ordinary or preferred shares are not subject to the BVI income tax on gains realized on the sale or disposition of the ordinary or preferred shares.

Our ordinary or preferred shares are not subject to transfer taxes, stamp duties or similar charges in the BVI. However, as a company incorporated under the BVI Act, we are required to pay the BVI government an annual license fee based on the number of shares we are authorized to issue.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

Taxation in China

We are a holding company incorporated in the BVI, which indirectly holds our equity interests in our PRC operating subsidiaries. The EIT Law and its implementation rules, both of which became effective as of January 1, 2008, provide that a PRC enterprise is subject to a standard income tax rate of 25% and China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties between the overseas parent’s jurisdiction of incorporation and China to reduce such rate.

Under the Arrangement between the Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement, effective as of January 1, 2007, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends during the 12 consecutive months preceding the receipt of the dividends. Under the aforesaid arrangement, any dividends that our PRC operating subsidiaries pay to their Hong Kong holding company may be subject to a withholding tax at the rate of 5% if they are not considered to be a PRC “resident enterprise” as described below. However, if the Hong Kong holdings company is not considered to be the “beneficial owner” of such dividends under the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties promulgated by the State Administration of Taxation on October 27, 2009 (and not a PRC “resident enterprise”), such dividends would be subject to the withholding tax rate of 10%. The withholding tax rate of 5% or 10% applicable will have a significant impact on the amount of dividends to be received by us and ultimately by shareholders.

According to the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, the term “beneficial owner” refers to a person who has the right to own and dispose of the income and the rights or properties generated from the said income. The “beneficial owner” may be an individual, a company or any other organization which is usually engaged in substantial business operations. A conduit company is not a “beneficial owner.” The term “conduit company” refers to a company which is usually established for purposes of dodging or reducing taxes, and transferring or accumulating profits. Such a company is only registered in the country of domicile to satisfy the organizational form as required by law, but it does not engage in such substantial business operations as manufacturing, distribution and management. As our Hong Kong holding company is a controlling company and is not engaged in substantial business operations, it could be considered as a conduit company by tax authorities and we do not expect it to be a beneficial owner.

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

It remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.

U.S. Federal Income Taxation

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares by U.S. holders (as defined below). It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation. The discussion applies only to U.S. holders that hold their ordinary shares as capital assets (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, income tax regulations promulgated thereunder, judicial positions, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of particular circumstances, nor does it address the U.S. federal income tax consequences to persons who are subject to special rules under U.S. federal income tax law, including:

•	banks, insurance companies or other financial institutions;
•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;
•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;
•	certain former citizens or long-term residents of the United States;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	persons that own, or are deemed to own, more than five percent of our capital stock;
•	holders who acquired our stock as compensation or pursuant to the exercise of a stock option;
•	persons who hold our ordinary shares as a position in a hedging transaction, “straddle,” or other risk reduction transaction; or
•	persons who do not hold our ordinary shares as a capital asset (within the meaning of Section 1221 of the Code).

For purposes of this discussion, a U.S. holder is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States (or treated as such under applicable U.S. tax laws), any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) it has a valid election in effect under applicable law and regulations to be treated as a U.S. person for U.S. federal income tax purposes. A non-U.S. holder is a holder that is neither a U.S. holder nor a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

In the case of a partnership or entity classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the merger or of the ownership and disposition of our ordinary shares.

Distributions

We do not currently anticipate paying distributions on our ordinary or preferred shares. In the event that distributions are paid, however, the gross amount of such distributions will be included in the gross income of the U.S. holder as dividend income on the date of receipt to the extent that the distribution is paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. Dividends received by non-corporate U.S. holders, including individuals, may be subject to reduced rates of taxation under current law. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on dividends paid by us. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

To the extent that dividends paid on our ordinary or preferred shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on our ordinary or preferred shares, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as gain from the disposition of those ordinary or preferred shares.

Sale or Other Disposition

U.S. holders our ordinary or preferred shares will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of shares equal to the difference between the amount realized for the shares and the U.S. holder’s tax basis in the shares. This gain or loss generally will be capital gain or loss. Under current law, non-corporate U.S. holders, including individuals, are eligible for reduced tax rates if the shares have been held for more than one year. The deductibility of capital losses is subject to limitations. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of shares. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the U.S.-PRC Tax Treaty is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

Unearned Income Medicare Contribution

Recent legislation requires certain U.S. holders who are individuals, trusts or estates to pay an additional 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock for taxable years beginning after December 31, 2012. U.S. holders should consult their own advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends or of proceeds on the disposition of stock made to a holder of our shares may be subject to information reporting and backup withholding at a current rate of 28% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or establishes an exemption from backup withholding, for example by properly certifying the holder’s non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Payments of dividends to holders must generally be reported annually to the IRS, along with the name and address of the holder and the amount of tax withheld, if any. A similar report is sent to the holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the holder’s country of residence.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on certain “withholdable payments” (generally certain U.S.-source income, including dividends, and the gross proceeds from the sale or other disposition of assets producing such income) to foreign financial institutions and other non-U.S. entities that fail to comply with certain certification and information reporting requirements. The obligation to withhold under FATCA is currently expected to apply to, among other items, (i) U.S.-source dividend income that is paid on or after July 1, 2014 and (ii) to gross proceeds from the disposition of property that can produce U.S.-source dividends paid on or after January 1, 2017. Non-U.S. holders should consult their tax advisors concerning application of FATCA to our shares in their particular circumstances.

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

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have identified certain material weaknesses in connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2013, and have thus concluded that our internal controls over financial reporting were not effective. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. This material weakness and control deficiency identified primarily related to absence of a Chief Financial Officer with appropriate knowledge of U.S. GAAP.  The fact that we hired consultants located in U.S. to assist us in assessing our internal control over financial reporting does not mitigate the fact that we do not have a proper Chief Financial Officer who possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment we determined that, as of December 31, 2013, our internal control over financial reporting was not effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by UHY Vocation HK CPA Limited, our independent registered public accounting firm, for the fiscal years ended December 31, 2013 and 2012.

	Fiscal Year Ended December 31,
	2013	2012
Audit Fees	$20,000	$20,000
Audit-Related Fees		-
Tax Fees		-
All Other Fees		-
TOTAL	$20,000	$20,000

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

ITEM 16H.   MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.   FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.   FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 begins on page F-1 of this annual report.

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

8.1	List of the Company’s subsidiaries*
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101	Interactive data files pursuant to Rule 405 of Regulation S-T (furnished herewith)

*Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 25, 2014	CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

/s/ Li Shuangqing
Li Shuangqing
Chief Executive Officer

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD. REPORT AND CONSOLIDATED financial Statements FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 and 2011

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013, 2012 AND 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD

We have audited the accompanying consolidated balance sheets of China Networks International Holdings, Ltd (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013, 2012 and 2011. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Networks International Holdings, Ltd as of December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for the three years ended December 31, 2013, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As more fully described in Notes 1 and 5, the Company has limited operations and did not generate any revenue for the year 2013.  This condition raises substantial doubt about China Networks International Holdings Ltd’s ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1.  The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ UHY VOCATION HK CPA LIMITED
Certified Public Accountants

Hong Kong, the People’s Republic of China

April 25, 2014

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED BALANCE SHEETS

	December 31, 2013	December 31, 2012
ASSETS

CURRENT ASSETS
Cash	$663,078	$2,117,731
Restricted cash	236,400	236,400
Other receivables and prepaid expenses	216,070	159,374
Receivable from disposal of subsidiaries to Kunming TV Station	-	111,368

Total current assets	1,115,548	2,624,873

PROPERTY & EQUIPMENT-NET	2,881	7,351

TOTAL ASSETS	$1,118,429	$2,632,224

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Other payable	700,563	615,330
Accrued liabilities	197,549	194,872
Due to related parties	59,750	59,750
Payable to TV station	1,285,743	1,382,194
Total current liabilities	2,243,605	2,252,146

COMMON STOCK SUBJECT TO REPURCHASE	236,400	236,400
TOTAL LIABILITIES	2,480,005	2,488,546

EQUITY
China Networks International Holdings, Ltd. equity:
Class A Preferred Shares $0.0005 par value, 16,000,000 shares authorized, 4,689,506 shares issued and outstanding at December 31, 2013; liquidation preference of $4,689,506, 5,689,506 shares issued at December 31, 2012)	2,345	2,845
Common stock at $0.0001 par value; (83,109,978 shares authorized, issued and outstanding at December 31, 2013, 83,109,978 shares issued at December 31, 2012)	8,318	8,318
Additional paid-in capital	26,124,907	27,124,407
Accumulated deficit	(29,636,787)	(29,037,122)
Accumulated other comprehensive income	1,060,078	962,157

Total shareholders' equity	(2,441,139)	(939,395)

Non-controlling interest	1,079,563	1,083,073

Total equity	(1,361,576)	143,678

TOTAL LIABILITIES AND EQUITY	$1,118,429	$2,632,224

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	December 31, 2013	December 31, 2012	December 31, 2011

OPERATING EXPENSES
Selling expense	-	-	160
General and administrative expense	530,998	909,729	1,099,941
	530,998	909,729	1,100,101

LOSS FROM OPERATIONS	(530,998)	(909,729)	(1,100,101)

OTHER INCOME/(EXPENSE)
Other income	-	230	321
Interest expense	-	-	(193,900)
Interest income	2,530	113,165	337,961
Impairment charges on intangible assets	-	-	(6,506,969)
Impairment charges on receivable from YR TV Station	-	(3,345,284)	(680,000)
Written off of debt discount and deferred finance cost	-	-	(3,237,616)
Premium paid on redemption of debenture payable	-	-	(2,281,162)
	2,530	(3,231,889)	(12,561,365)

LOSS BEFORE INCOME TAX	(528,468)	(4,141,618)	(13,661,466)

INCOME TAX	-	-	(106,956)

NET LOSS	(528,468)	(4,141,618)	(13,554,510)

Less: Net loss attributable to the non-controlling interest	14,037	20,789	20,065

NET LOSS ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.	$(514,431)	(4,120,829)	(13,534,445)

Dividend on preferred stock	(85,234)	(284,475)	(627,000)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	97,921	7,666	430,128
COMPREHENSIVE LOSS	$(501,744)	(4,397,638)	(13,731,317)

Basic and diluted loss per common share	$(0.01)	(0.05)	(0.21)
Weighted average shares outstanding	83,109,978	83,109,978	65,940,384

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED STATEMENTS  OF CHANGES IN EQUITY

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive (Loss)/	Non-controlling
	Shares	Amount	Shares	Amount	capital	Deficit	Income	Interest	Total
Balance at January 1, 2011	16,000,000	8,000	41,019,998	4,102	33,870,121	(10,470,373)	524,362	1,060,349	24,996,561
Early redemption of preferred stock	(8,735,497)	(4,367)	-	-	(8,731,130)	-	-	-	(8,735,497)
Issuance of common stock due to the repayment of convertible loan	-	-	27,204,680	2,720	3,261,842	-	-	-	3,264,562
Issuance of common stock to settle dividend payable	-	-	14,964,100	1,496	297,786	-	-	-	299,282
Cancellation of shares	-	-	(78,800)	-	-	-	-	-	-
Dividend on preferred stock	-	-	-	-	-	(627,000)	-	-	(627,000)
Net loss	-	-	-	-	-	(13,534,445)	-	(20,065)	(13,554,510)
Foreign currency translation adjustment	-	-	-	-	-	-	430,128	47,622	477,750
Balance at December 31, 2011	7,264,503	3,633	83,109,978	8,318	28,698,619	(24,631,818)	954,490	1,087,906	6,121,148
Early redemption of preferred stock	(1,575,000)	(788)	-	-	(1,574,212)	-	-	-	(1,575,000)
Dividend on preferred stock	-	-	-	-	-	(284,475)	-	-	(284,475)
Net loss	-	-	-	-	-	(4,120,829)	-	(20,789)	(4,141,618)
Foreign currency translation adjustment	-	-	-	-	-	-	7,667	15,956	23,623
Balance at December 31, 2012	5,689,503	2,845	83,109,978	8,318	27,124,407	(29,037,122)	962,157	1,083,073	143,678
Early redemption of preferred stock	(1,000,000)	(500)	-	-	(999,500)	-	-	-	(1,000,000)
Dividend on preferred stock	-	-	-	-	-	(85,234)	-	-	(85,234)
Net loss	-	-	-	-	-	(514,431)	-	(14,037)	(528,468)
Foreign currency translation adjustment	-	-	-	-	-	-	97,921	10,527	108,448
Balance at December 31, 2013	4,689,503	2,345	83,109,978	8,318	26,124,907	(29,636,787)	1,060,078	1,079,563	(1,361,576)

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) from operations	$(528,468)	$(4,141,618)	$(13,554,510)

Adjustments to reconcile net (loss) from operations to net cash (used in) operating activities
Depreciation and amortization	5,264	4,655	4,496
Amortization of debt discount and deferred financing cost	-	-	3,237,616
Impairment loss on intangible assets	-	-	6,506,969
Impairment loss on receivables from YR TV Station	-	3,345,284	680,000
Premium paid on redemption of debenture payable	-	-	2,281,162

Increase/(decrease) in assets and liabilities
Other receivable and prepaid expense	(56,696)	66,346	101,364
Accounts payable	-	-	(5,881)
Accrued liabilities	(93,774)	107,442	(274,811)
Accrued interest	85,233	-	193,900
Taxes payable	-	-	(506)
Net cash (used in) operating activities	(588,441)	(617,891)	(830,201)

CASH FLOWS FROM INVESTING ACTIVITIES
Other payable to TV Station	-	-	(11,606,673)
Proceeds from disposal of subsidiaries	111,368	2,259,728	19,884,341
Net cash provided by investing activities	111,368	2,259,728	8,277,668

CASH FLOWS FROM FINANCING ACTIVITIES
Convertible debentures payable	-	-	(11,000,000)
Redemption of Preferred Stock	(1,000,000)	(1,575,000)	(8,735,497)
Dividends paid	-	-	(571,111)
Net cash (used in) financing activities	(1,000,000)	(1,575,000)	(20,306,608)

EXCHANGE RATE EFFECT ON CASH	22,420	45,167	(31,630)

NET INCREASE/(DECREASE) IN CASH	(1,477,073)	66,837	(12,859,141)

CASH - BEGINNING OF PERIOD	2,117,731	2,005,727	14,896,498

CASH - END OF PERIOD	663,078	2,117,731	2,005,727

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$-	$-	$-
Income taxes	$-	$14	$796

Non-cash investing and financing activities:
Consideration for extinguishment of convertible notes liability paid in the form of common share	$-	$-	$983,400
Issuance of common shares in satisfaction of dividend payables	-	-	299,282

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

The accompanying financial statements include the accounts of CNIH, China Networks and its wholly owned subsidiary Advertising Networks Ltd. (“ANT”). ANT’s accounts include the accounts of its joint-ventures with the PRC TV Stations, Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd (“Taiyuan JV”), as a result of ANT’s effective control of these entities through the composition of the board of directors.  As a result of contractual arrangements with Beijing Guangwang Hetong Advertising and Media Co., Ltd. (“Hetong”) and its shareholders, the Company (through ANT) controls and is considered the primary beneficiary of Hetong, and, accordingly, consolidates the accounts of Hetong in its financial statements.

Hetong is a variable interest entity (VIE) as defined by Financial Accounting Standards Board Interpretation No. 46(R): Consolidation of Variable Interest Entities, an interpretation of ARB 51 (‘‘FIN 46R’’).

Taiyuan JV and Hetong have been consolidated in these financial statements as of the date of their formation as described below.  The operations of Hetong and activity under the arrangements described below commenced on October 1, 2008. The operations of Taiyuan JV commenced on January 1, 2009.

All significant intercompany accounts, transactions and cash flows are eliminated on consolidation.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION (CONT’D)

Establishment of Joint Ventures between ANT and the PRC TV Stations

Establishment of Joint Ventures.  In 2008, China Networks established certain equity joint ventures with the state owned PRC TV Stations through its Hong Kong wholly-owned subsidiary, ANT.  ANT established the equity joint venture Taiyuan JV with China Yellow River TV Station (“YR TV Station”) in Shanxi Province in June 2008 (Taiyuan JV is referred to as the “JV Tech Co”, and YR TV Station is referred to as the “PRC TV Station”).  ANT holds 50% equity interest in the  and YR TV Station own the remaining 50%. Under the terms of the Taiyuan JV agreement, YR TV Station will contribute certain assets and contractual rights (see Exclusive cooperation agreement below) with a fair value of RMB45 million (approximately $6,600,000) and ANT will contribute an equal amount in cash.  YR TV Station and ANT have contributed 100% before December 31, 2009.

Exclusive Cooperation Agreement.    Pursuant to the Exclusive Cooperation Agreement between the JV Tech Co and the PRC TV Stations, the PRC TV Station has exclusively and irrevocably granted to the JV Tech Co the right to carry out advertising operations on its channels, and to provide to the JV Tech Cos all necessary and relevant support, as well as most-favored terms for the conduct of the advertising business. The PRC TV Station share its resources with the JV Tech Co, including, but not limited to, all client information (e.g. databases). Under the terms of this agreement, the PRC TV Station will not engage any other party in any similar agreements. As such, the JV Tech Co’s has the exclusive right to carry out advertising business on PRC TV Stations’ channels.

Taiyuan JV and YR TV Station entered such Exclusive Cooperation agreement on July 17, 2008.

Establishment of Trustee Company.   In August 2008, Hetong, the trustee company, established domestic advertising company YR TV Station, under the name Taiyuan Guangwang Hetong Advertising Co., Ltd. (“Taiyuan Ad Co.”) (referred to as the “JV Ad Co”). Hetong is 100% owned by two PRC nationals, who are the trustees.

In order to comply with current PRC laws limiting foreign ownership in the television advertising industry, China Networks’ operations are conducted through direct ownership of ANT and through contractual arrangements with Hetong. China Networks does not have an equity interest in Hetong, but instead derives indirect economic benefits from Hetong through a series of contractual arrangements.  Through these arrangements, ANT controls Hetong, which in turn owns 50% of Taiyuan Ad Co. established with PRC TV Station. The JV Tech Co collect the television advertising revenue earned by the JV Ad Cos pursuant to an Exclusive Services Agreement, using assets transferred from PRC TV Station to the JV Tech Cos pursuant to an Asset Transfer Agreement.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION (CONT’D)

Establishment of Joint Ventures between ANT and the PRC TV Stations (Cont’d)

Asset Transfer Agreements.   YR TV Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd. (“Taiyuan JV”) entered into such Asset Transfer Agreement on July 17, 2008, under which YR TV Station will transfer certain of its asset and contractual rights, valued at RMB45 million, to Taiyuan JV, and the same consideration will be paid by Taiyuan JV. All governmental, statutory and other approvals required for the transfer of these assets were obtained as of the date of the first transfer in August 2008.  Taiyuan JV paid YR TV Station RMB45 million (approximately $6.6 million) under this agreement before December 31, 2009.

Exclusive Services Agreement.    Pursuant to the Exclusive Services Agreement between the JV Tech Co and the JV Ad Co, the JV Tech Co will be the sole and exclusive provider of services to JV Ad Co relating to technical support for the production of advertising and advertising consulting. In addition, the JV Ad Co will be the sole and exclusive advertising agent to the JV Tech Co and will grant to the JV Ad Co agency rights for all advertising under the exclusive right to carry out advertising operations, granted by the corresponding PRC TV Station to the JV Tech Co in accordance with the Exclusive Cooperation Agreement. Under the terms of the Exclusive Services Agreement, the JV Ad Co will pay the service fee to the JV Tech Co as accrued, in accordance with the JV Tech Co’s regular invoices. As such, all of the JV Ad Co’s pre-tax revenue (less the relevant business tax) generated during the term of this agreement and relating to the marketing of advertising and other operations will be transferred to the JV Tech Co as the service fee.

Taiyuan JV and Taiyuan Ad Co. entered into an Exclusive Services Agreement on July 17, 2008.

ASC 810 “Consolidation” addresses financial reporting for entities over which control is achieved through a means other than voting rights. In accordance with the requirements of FIN 46R, China Networks has evaluated its relationships with the JV Ad Co.  The JV Ad Co are considered variable interest entities (‘‘VIEs’’) as defined by FIN 46R. Through contractual arrangements with JV Ad Co through Hetong, China Networks is considered the primary beneficiary of the JV Ad Co as China Networks absorbs a majority of the risk and rewards of those entities.  As such, China Networks consolidates the financial statements of the JV Ad Co pursuant to FIN 46R as of the date their formation as described above.

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

After the conclusion of several hearings, CIETAC repeatedly postponed the date on which to issue an arbitral award.  For strategic reasons, ANT submitted an arbitration withdrawal application to CIETAC on February 17, 2013 and received a Withdrawal Decision on March 18, 2013. On January 20, 2014, the Company filed two applications for arbitration with CIETAC in an attempt to resolve the aforementioned disputes. Taiyuan Ad Co. also filed a lawsuit application against Shanxi TV with Taiyuan Intermediate People’s Court in Shanxi Province in April 2014.

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

Going Concern.  The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company did not generate any revenue during the year 2013 and had net cash used in operating activities, which have had a significant adverse impact on its business and continue to negatively impact its projected future liquidity. The Company’s ability to continue as a going concern is dependent on many factors, including, among other things, the outcome of the YR TV Station litigation as described above, and sourcing new stream of revenue and operations.  The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. In addition, the Company may wish to selectively pursue possible acquisitions of businesses complementary to those of the Company in the future in order to expand its presence in the marketplace and achieve operating efficiencies. The Company expects to seek to obtain additional funding through a bank credit facility or private equity. There can be no assurance as to the availability or terms upon which such financing and capital might be available.

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

The JV Tech Co and JV Ad Co translate their assets and liabilities into US$ at the current exchange rate at the end of the reporting period. Revenues and expenses are translated into US$ using the average exchange rate during the period. Gains and losses that result from the translation are included in other comprehensive income/loss.

Earnings per Common Share – The Company follows ASC 260, Earnings per Share, resulting in the presentation of basic and diluted earnings per share.  Diluted earnings per common share assume that outstanding common shares were increased by shares convertible from preferred stock. Since the Company’s common stock equivalents are not dilutive for the year ended December 31, 2013 and 2012, the basic and diluted earnings per share for those periods are the same.

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

Non-controlling interest in consolidated financial statements – ASC 810 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  The Company adopted this guidance on January 1, 2009. Please read note 3 – Noncontrolling Interests for further discussion.

Recently Issued Accounting Pronouncements

There is no recently issued accounting pronouncements adopted by the Company.  Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

The Group accounts for and discloses events that occur after the balance sheet but before financial statements are issued or are available to be issued through December 31, 2013.

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

The noncontrolling interest for the Company as at December 31, 2013 represented YR TV Station’s share in Taiyuan Ad Co. and Taiyuan JV.  Subject to the matters as discussed in note 1 “Termination of Business Contract with YR TV Station” above, the carrying amount of this noncontrolling is subject to the settlement with YR TV Station. Without a final settlement, the Company continue to according for noncontrolling on the same basis as previous years.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – OTHER RECEIVABLES AND PREPAID EXPENSES

Other receivables and prepaid expenses are summarized as follows:

	December 31, 2013	December 31, 2012
Other receivables and deposits	$211,522	$159,374
Prepaid expenses	3,280	-
Due from staff and others	1,268	-
	$216,070	$159,374

NOTE 5 –RECEIVABLES AND OTHER ASSETS FROM YR TV STATION UNDER ARBITRATION

	December 31, 2013	December 31, 2012
China YR TV Station- Loan	$751,377	$751,377
China YR TV Station- Advertising income	3,089,450	3,089,450
China YR TV Station- Others	184,457	184,457
Impairment	(4,025,284)	(4,025,284)
	$-	$-

As discussed in Note 1 Organization “Termination of Business Contract with YR TV Station” above, the Company was forced to terminate cooperation with its joint venture partner, YR TV Station due to the PRC’s internal restructuring for TV broadcasting business in Shanxi Province, YR TV Station had merged with Shanxi Broadcasting Group.  Beginning from December 31, 2011, the carrying value of the assets that are under arbitration is separately presented in the Balance Sheet in the caption “Receivables from YR TV Station under arbitration” and these assets are no longer depreciated.

In April 2012, the Company formally filed arbitration against China YR TV Stations to the CIETAC.  CIETAC is the major permanent arbitration institutions in China and responsible for independently and impartially resolves economic and trade disputes by means of arbitration.  In this action the Company allege breach of contract by YR TV Station, seeking recovery of capital investment cost plus interest and others totaled RMB54 million (approximately $8,571,000). After the conclusion of several hearings, CIETAC repeatedly postponed the date on which to issue an arbitral award.  For strategic reasons, ANT submitted an arbitration withdrawal application to CIETAC on February 17, 2013 and received a Withdrawal Decision on March 18, 2013. On January 20, 2014, the Company filed two applications for arbitration with CIETAC in an attempt to resolve the aforementioned disputes. Taiyuan Ad Co. also filed a lawsuit application against Shanxi TV with Taiyuan Intermediate People’s Court in Shanxi Province in April 2014.

In this instance, management has assessed the matters based on current information and made judgments concerning their potential outcome, giving consideration to the nature of the claim, the amount, and the probability of success. Management believes it will receive a positive award in the dispute.  However, in view of the significant uncertainty on the outcome of the actions, the carrying value was fully impaired.

Management is seeking other means to reach a settlement with China YR TV Stations. Due to the inherent uncertainties including unfavorable rulings or developments, it is possible that the ultimate resolution of our effort could involve amounts that are different from our currently recorded amount and that such differences could be material.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31, 2013	December 31, 2012
At cost:
Furniture, fixtures and equipment	$6,125	$15,521
Computer software	20,349	10,158
	26,474	25,679
Less: accumulated depreciation	(23,593)	(18,328)
Net book value	$2,881	$7,351

Depreciation expense was $5,264 for the year ended December 31, 2013.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 –PROGRAM RIGHTS AND INTANGIBLE ASSETS, NET

	December 31, 2013	December 31, 2012

Program rights	$20,692	$20,692
Less: accumulated amortization	(20,692)	(20,692)
	$-	$-

Intangible assets	$7,120,088	$7,120,088
Less: accumulated amortization	(613,119)	(613,119)
Less: impairment charges	(6,506,969)	(6,506,969)
	$-	$-

Program rights represent (1) programs that were contributed by the PRC TV Stations to the JV Tech Cos as capital, and (2) programs purchased by the JV Tech Cos from the PRC TV Stations in accordance with the joint venture and asset transfer agreements, respectively. Program rights are carried at cost and are amortized over their expected useful life of one year.  There was no amortization of program rights in 2013 as the program rights were fully amortized during 2009. The programs included in program rights are those originally produced by the PRC TV Stations and the JV Tech Co’s have ownership of the program rights pursuant to the joint venture and asset transfer agreements.

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

NOTE 8 – OTHER PAYABLE

Other payable consists of the following:

	December 31, 2013	December 31, 2012

Dividend Payable	$700,563	$615,330

Dividend payable was based on 5% annual rate of issued preferred shares.

NOTE 9 – OTHER PAYABLES TO TV STATIONS

	December 31, 2013	December 31, 2012

Other payable to Kunming TV Station	77,175	77,175
Other payable to China YR TV Station	1,208,568	1,305,019
	$1,285,743	$1,382,194

As of December 31, 2013 and 2012, other payable to Kunming Television Station represents payable of $77,175 to be paid by ANT due to the late payment of capital contribution to Kunming Tech Co.

Other payable to China YR TV Station mainly represents reimbursement of YR TV Station’s cost of purchase of TV programs and broadcasting and administrative expenses.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31, 2013	December 31, 2012
Business and other taxes payable	$190	$-
Accrued expenses	193,682	193,683
Accrued salary	3,677	1,189
	$197,549	$194,872

NOTE 11 – RELATED PARTY TRANSACTIONS

Due to related parties

Amounts due to related parties consist of advances made to the Company or payments made behalf on the Company to finance development stage activities and other costs. The amounts due to related parties for such advances were non-interest bearing and had no stated repayment terms. Amounts due to related parties for such advances totaled $59,750 as of December 31, 2013 and 2012.

NOTE 12 – INCOME TAX

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

At December 31, 2013, Company’s management considered that the Company had no uncertain tax positions that affected its consolidated financial position and results of operations or cash flow, and will continue to evaluate for the uncertain position in future.

In the year ended as at December 31, 2013, Company’s income tax is nil.

NOTE 13 – SHAREHOLDERS’ EQUITY

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

NOTE 13 – SHAREHOLDERS’ EQUITY (CONT’D)

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

NOTE 13 – SHAREHOLDERS’ EQUITY (CONT’D)

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

On March 19, 2013, the Company redeemed an aggregate of 1,000,000 of our Class A Preferred Shares at a per share price of $1.00.  The redeemed shares were issued to certain investors in a private placement transaction that was consummated on April 13, 2010, and accounted for approximately 17.58% of the 5,689,503 Class A Preferred Shares then outstanding.

Purchase Option

In connection with Alyst’s IPO, an option to purchase up to a total of 300,000 units was issued to representatives of the underwriters, for $100.  The units issuable upon exercise of the option are identical to the units issued to the public in the IPO, except that the exercise price of the underlying warrants will be $10.00 per share.

NOTE 14 – CONCENTRATIONS, RISK AND UNCERTAINTIES

As at December 31, 2013, there is no accounts receivable due from customers. The Company did not have any concentrations of business for both customers and suppliers for the year ended December 31, 2013 due to the minimal operations.

Credit risk on cash and cash equivalents – The Company maintains its cash and cash equivalents in accounts with major financial institutions in the United States of America and the PRC, in the form of demand deposits and money market accounts. Deposits in banks may exceed the amounts of federal deposit insurance provided on such deposits. As of December 31, 2013 the Federal Deposit Insurance Corporation insured balances in bank accounts up to $236,400. At December 31, 2013, the uninsured balances amounted to approximately $0.4 million. The Company has not experienced any losses on its deposits of cash and cash equivalents.

NOTE 15 – OPERATING RISK AND MARKET RISK

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

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Operating Leases

In the normal course of business, the Company leases office space under operating leases agreements.  The operating lease agreements generally contain renewal options that may be exercised at the Company’s discretion after the completion of the base rental terms.

Rent expense for the year ended December 31, 2013 totaled $4,797.

The Company is obligated under operating leases requiring minimum rentals as follows:

2014	$3,230
Thereafter	-
$3,230

NOTE 17 – PARENT ONLY FINANCIAL STATEMENTS

As of December 31, 2013, the total restricted net assets exceeded 25% percentage of the Company’s consolidated net assets. As a result, parent only financial statements are prepared as follows:

Parent Only Balance Sheets
As of December 31, 2013 and 2012

	December 31, 2013	December 31, 2012
ASSETS

CURRENT ASSETS
Cash	$104	$104
Restricted cash	236,400	236,400
Loan receivable from CNM	2,791,304	3,781,500
Total current assets	3,027,808	4,018,004

TOTAL ASSETS	$3,027,808	$4,018,004

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Other payable	700,563	615,330
Total current liabilities	700,563	615,330

COMMON STOCK SUBJECT TO REPURCHASE	236,400	236,400
TOTAL LIABILITIES	936,963	851,730

EQUITY
China Networks International Holdings, Ltd. equity:
Class A Preferred Shares, net of issuance costs ($0.0005 par value; 16,000,000 shares authorized, 4,689,506 shares issued and outstanding at December 31, 2013, liquidation preference of $4,689,506)	2,345	2,845
Common stock at $0.0001 par value; (83,109,978 shares authorized, issued and outstanding at December 31, 2013)	8,318	8,318
Additional paid-in capital	26,124,907	27,124,407
Accumulated deficit	(24,235,073)	(24,159,644)
Accumulated other comprehensive income	190,348	190,348
Total shareholders' equity	2,090,845	3,166,274

Total equity	2,090,845	3,166,274

TOTAL LIABILITIES AND EQUITY	$3,027,808	$4,018,004

No parent only statement of operations and statement of cashflows is presented as there is no transaction and no change in cash and cash equivalent for the year.

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

8.1	List of the Company’s subsidiaries*
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101	Interactive data files pursuant to Rule 405 of Regulation S-T (furnished herewith)

*Filed herewith.