Form 20-F
period 2014-12-31
China Networks International Holdings Ltd
filed 2015-05-15
CIK 1443979

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2014): 83,158,778 ordinary shares.

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

 For the Fiscal Year Ended December 31, 2014

TABLE OF CONTENTS

PART I

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

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.      KEY INFORMATION

Selected Consolidated Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of income data for the Company’s fiscal years ended December 31, 2014, 2013 and 2012, and the selected consolidated balance sheet data as of December 31, 2014 and 2013, have been derived from our audited restated consolidated financial statements that are included in this annual report beginning on page F-1. The selected statement of income data for the fiscal year ended December 31, 2011 and 2010 and the balance sheet data as of December 31, 2012, 2011 and 2010 have been derived from our combined financial statements of the Company’s operating entities - Kunming Television Station-Advertising Centre and Yellow River Television Station-Advertising Centre that are not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained elsewhere herein.  The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

(In thousands of U.S. Dollars, except number of shares and per share data)

	Fiscal Year Ended December 31,
	2010	2011	2012	2013	2014
Statement of Income Data:
Net Revenue	$22,289,808	$-	$-	$-	$-
Operating income (loss)	3,237,054	(1,100,101)	(909,729)	(530,998)	(285,783)
Net income (loss) before non-controlling interest	(670,527)	(13,554,510)	(4,141,618)	(528,468)	(284,673)
Net income (loss)	(3,070,783)	(13,534,445)	(4,120,829)	(514,431)	(284,673)
Weighted average ordinary shares	32,826,462	65,940,384	83,109,978	83,109,978	83,173,778
Weighted average number of diluted ordinary shares	32,826,462	65,940,384	83,109,978	83,109,978	83,173,778
Basic income (loss) per share	$(0.09)	$(0.21)	$(0.05)	(0.01)	(0.008)
Diluted income (loss) per share	$(0.09)	$(0.21)	$(0.05)	(0.01)	(0.008)

Balance Sheet Data:
Total current assets	$42,649,676	$8,170,617	$2,624,873	$1,115,548	$304,955
Total assets	48,923,840	8,182,561	2,632,224	1,118,429	304,955
Total current liabilities	23,631,483	1,825,013	2,252,146	2,243,605	2,304,751
Total liabilities	23,927,279	2,061,413	2,488,546	2,480,005	2,304,751
Non-controlling Interest	1,060,349	1,087,906	1,083,073	1,079,563	1,079,563
Shareholders’ equity (deficit)	23,936,212	5,033,242	(939,395)	(2,443,484)	(3,081,704)

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

Our ordinary shares are quoted on the OTC Market which may have an unfavorable impact on our stock price and liquidity.

Our ordinary shares are quoted on the OTC Market. The OTC Market is a significantly more limited market than the New York Stock Exchange or Nasdaq system. The quotation of our shares on the OTC Market may result in a less liquid market available for existing and potential shareholders to trade shares of our ordinary shares, could depress the trading price of our ordinary shares and could have a long-term adverse impact on our ability to raise capital in the future.

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

Failure to comply with PRC regulations relating to the investment in offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us.

On July 14, 2014, SAFE issued the Circular on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, which replaced the Circular 75, promulgated by SAFE on October 21, 2005. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.”

We have notified substantial beneficial owners of our company who we know are PRC residents to comply with the registration obligation. However, we may not be aware of the identities of all our beneficial owners who are PRC residents. In addition, we do not have control over our beneficial owners and cannot assure you that all of our PRC resident beneficial owners will comply with Circular 37. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to Circular 37 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in Circular 37 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or amend the registration may also limit our ability to contribute additional capital to our PRC subsidiaries or receive dividends or other distributions from our PRC subsidiaries or other proceeds from disposal of our PRC subsidiaries, or we may be penalized by SAFE. These risks may have a material adverse effect on our business, financial condition and results of operations.

The Security Review Rules may make it more difficult for us to make future acquisitions or dispositions of our business operations or assets in China.

The Security Review Rules, effective as of September 1, 2011, provides that when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the national security review by MOFCOM, the principle of substance-over-form should be applied and foreign investors are prohibited from circumventing the national security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. If the business of any target company that we plan to acquire falls within the scope subject to national security review, we may not be able to successfully acquire such company by equity or asset acquisition, capital increase or even through any contractual arrangement.

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

We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax on NonResident Enterprises’ Share Transfer that was released in December 2009 with retroactive effect from January 1, 2008.

The Chinese State Administration of Taxation, or SAT, released a circular on December 15, 2009 that addresses the transfer of shares by nonresident companies, generally referred to as Circular 698. Circular 698, which is effective retroactively to January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China.

Circular 698, which provides parties with a short period of time to comply with its requirements, indirectly taxes foreign companies on gains derived from the indirect sale of a Chinese company. Where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of his, her, or its residents is not taxable, the foreign investor is required to provide the tax authority in charge of that Chinese resident enterprise with the relevant information within 30 days of the transfers. Moreover, where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise through an abuse of form of organization and there are no reasonable commercial purposes such that the corporate income tax liability is avoided, the PRC tax authority will have the power to re-assess the nature of the equity transfer in accordance with PRC’s “substance-over-form” principle and deny the existence of the offshore holding company that is used for tax planning purposes. There is uncertainty as to the application of Circular 698. For example, while the term “indirectly transfer” is not defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax in the country or jurisdiction and to what extent and the process of the disclosure to the tax authority in charge of that Chinese resident enterprise. In addition, there are not any formal declarations with regard to how to decide “abuse of form of organization” and “reasonable commercial purpose,” which can be utilized by us to balance if our Company complies with the Circular 698. As a result, we may become at risk of being taxed under Circular 698 and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations.

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

We do not currently expect to be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our tax year ending December 31, 2015.  However, the PFIC test is an annual test that, as discussed below, depends upon the composition of our gross income for the year and the percentage, based on a quarterly average for the year, of our gross assets that constitutes “passive” assets.  Accordingly, it is not possible to determine whether we will not be classified as a PFIC for our tax year ending December 31, 2015 until after the year has ended.  In addition, even if we are not classified as a PFIC for our taxable year ending December 31, 2015, because the PFIC test is annual, we cannot assure you that we will not be a PFIC for any following tax year.  A non-U.S. corporation will be classified as a PFIC for the taxable year if (i) at least 75% of its gross income is passive income for such year or (ii) at least 50% of the fair market value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income.  The fair market value of our assets may be determined to a large extent by the market price of our ordinary shares, which may fluctuate.  Furthermore, how we spend as well as how quickly we spend the proceeds from offerings will affect the composition of our income and assets.  If we are treated as a PFIC for any tax year during which U.S. shareholders hold ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. holders.  See Item 10, “Additional Information — Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company Rules.”

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

In addition to attempts at negotiating directly with Shanxi TV, the Company filed an application for arbitration with the China International Economic Trade Arbitration Commission, or CIETAC, in October 2011.  Shanxi TV filed its response in January 2012, and challenged CIETAC’s jurisdiction over the dispute, though withdrew the application in March 2012.  Since the submission of the Company’s application for arbitration, CIETAC held two hearings and initially indicated that it would render a decision by August 21, 2102. However, this deadline was extended on three separate occasions.  For strategic purposes, the Company submitted a withdrawal application to CIETAC on February 17, 2013 and CIETAC rendered a withdrawal decision on March 18, 2013. On December 12, 2013, the Company filed two applications for arbitration with CIETAC in an attempt to resolve the aforementioned disputes. There is no substantive progress been made during 2014 regarding the two arbitration applications. They are still pending for the arbitration procedures, among which the first hearing of the two arbitration cases was cancelled on 8 May, 2015, due to the absence of two arbitrators and no new date has been reset for the hearing.

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

C. Organizational Structure

We do not directly or indirectly have an equity interest in Beijing Guangwang Hetong Advertising & Media Co., Ltd., (Hetong), however Advertising Networks Ltd., (ANT), our wholly owned subsidiary, has entered into a series of contractual arrangements with Hetong and its shareholders. As a result of the following contractual arrangements, we control and are considered the primary beneficiary of Hetong. These arrangements include the following:

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

Each shareholder of Hetong has pledged all of its respective equity interests in Hetong to Guangwang Tonghe Technology Consulting (Beijing) Co. Ltd., (WFOE), a wholly-owned subsidiary of ANT in the PRC, to secure the payment obligations of Hetong under certain contractual arrangements between Hetong and WFOE. This pledge is effective until the later of the (i) date on which the last surviving of the Exclusive Service Agreements, the Loan Agreement and the Equity Option Agreement terminates and (ii) date on which all outstanding secured obligations are paid in full or otherwise satisfied. Each of these agreements are subject to customary termination provisions; however, the WFOE may terminate the Exclusive Services Agreement at any time upon 30 days’ notice to Hetong.

D. Property, Plants and Equipment

We do not currently maintain any executive office space. Our registered address is 801, 29F Block C, Central International Trade Center, 6A Jian Guo Men Wai Avenue, Chao Yang District, Beijing, PRC.

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

Since January 2011, we have been a shell company in the BVI with non-operating subsidiaries ANT, a Hong Kong company, WFOE, a PRC company, and Hetong, a PRC company and a variable interest entity. At present, in addition to pursuing a remedy to the dispute with Shanxi TV as discussed elsewhere in this Report, we are exploring options with respect to future business operations. Management may decide to seek a potential business combination with one or more yet to be identified privately held companies, or may determine that it is in the best interests of the Company and its shareholders to attempt to engage in another business through its subsidiaries and variable interest entities in China.

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

In addition to attempts at negotiations directly with Shanxi TV, the Company filed an application for arbitration with the China International Economic Trade Arbitration Commission, or CIETAC, in October 2011. Shanxi TV filed its response in January 2012, and has since challenged CIETAC’s jurisdiction over the dispute, though in March 2012, subsequently withdrew the application. Since the submission of the Company’s application for arbitration, two hearings have been held, and CEITAC initially indicated that it would render a decision by August 21, 2102. However, this deadline has been extended on three separate occasions. For strategic purposes, the Company submitted a withdrawal application to CERTAC on February 17, 2013 and CEITAC rendered a withdrawal decision on March 18, 2013. On December 12, 2013, the Company filed two applications for arbitration with CIETAC in an attempt to resolve the aforementioned disputes. There is no substantive progress been made during 2014 regarding the two arbitration applications. They are still pending for the arbitration procedures, among which the first hearing of the two arbitrations was cancelled on 8 May, 2015, due to the absence of two arbitrators and no new date has been reset for the hearing.

If the Company is successful in securing the return of part or all of the RMB 45,000,000 that we believe is owed to us from Shanxi TV, a portion of the funds will be used to redeem all or a portion of the Class A Preferred Shares and cumulative accrued dividend that remain outstanding at such time. As of December 31, 2014, the Company is still in the progress of seeking means to recover the amounts and the outcome is uncertain up to the date of this report.

Taxation

BVI

CNIH is incorporated in the BVI. Under the current law of the BVI, CNIH is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the BVI.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax from 2008 to 2014. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

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

Results of Operations for continuing operations

Comparison of Fiscal Years Ended December 31, 2014 and 2013

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	Year ended December 31, 2014		Year ended December 31, 2013
	Amount	Percentage of Revenue	Amount	Percentage of Revenue

General and administrative expenses	(285,783)	-	(530,998)	-

(Loss) from operations	(285,783)	-	(530,998)	-

Interest income	1,110	-	2,530	-
(Loss) before income tax and non-controlling interests	(284,673)	-	(528,468)	-

General and Administrative Expenses.  General and administrative expenses include salaries and benefits for our employees, as well as costs and expenses associated with office, utilities, transportation, travel and other costs and expenses related to legal, accounting and other costs associated with regulatory filings. The general and administrative expense for 2014 was $285,783, a decrease of $245,215 or 46%, as compared to $530,998 in 2013.  The decrease is primarily as a result of the reduction of business activities resulted from the disposal of investment projects and arbitration with venture partner.

Interest Income. Interest income in 2014 was $1,110 compared with $2,530 in 2013. The decrease in interest income is due to the lower average daily balance of the bank deposit in 2014.

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

The Company accounts for and discloses events that occur after the balance sheet but before financial statements are issued or are available to be issued through December 31, 2014.

Liquidity and Capital Resources

As of December 31, 2014, we had cash and cash equivalents of $304,955. We redeemed all outstanding convertible debentures in 2011.

The decrease of restricted cash is due to the right to repurchase of the common stock is expired in June 2014. The cash was used to set-off against the common stock subject to repurchase.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report. To date, we have financed our operations primarily through cash flows from operations, augmented by short-term bank borrowings and equity contributions by our shareholders.

(All amounts in thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013	2012
Net cash (used in) operating activities	$(366,226)	$(588,441)	$(617,891)
Net cash provided (used in) by investing activities	(882)	111,368	2,259,728
Net cash (used in) financing activities	-	(1,000,000)	(1,575,000)
Net Increase (decrease) in Cash and Cash Equivalents	(367,108)	(1,477,073)	66,837
Effects of Exchange Rate Change in Cash	8,985	22,420	45,167
Cash and Cash Equivalent at Beginning of the Year	663,078	2,117,731	2,005,727
Cash and Cash Equivalent at End of the Year	304,955	663,078	2,117,731

Operating activities – Continuing operation

Net cash used in operating activities was $(366,226) for the year ended December 31, 2014, as compared to $(588,441) used in operating activities during 2013. The amount is insignificant because there were limited operations during the year.

Net cash used in operating activities was $(588,441) for the year ended December 31, 2013, as compared to $(617,891) used in operating activities during 2012. The amount is insignificant because there were limited operations during the year.

Investing activities

Net cash provided by investing activities for the year ended December 31, 2014 was $(882), as compared to $111,368 net cash provided by investing activities in 2013. The net cash used in investing activities in 2014 was mainly attributable to the purchase of fixed assets.

Net cash provided by investing activities for the year ended December 31, 2013 was $111,368, as compared to $2,259,728 net cash provided by investing activities in 2012. The net cash provided by investing activities in 2013 was mainly attributable to the last cash proceeds from disposal of Kunming entities.

Financing activities

Net cash used in financing activities for the year ended December 31, 2014 was $0 as compared to $1,000,000 net cash used in financing activities in 2013. There was no redemption of preferred stock in 2014.

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

Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events during the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations in respect of operating leases as of December 31, 2014.

Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	-	-	-	-	-
Total	$		-	-	-

Safe Harbor

See the section headed “Forward-Looking Information.”

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

NAME	AGE	POSITION
Li Shuangqing	61	Chief Executive Officer and Chairman
Jian Ping Huang	55	Director
May Huang	47	Director
Kerry Propper	41	Director
George Kaufman	40	Director

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

Jian Ping Huang. Dr. Jian Ping Huang has been our director since our merger with China Networks. He is the Chairman Emeritus and Chief Strategic Adviser of Jpigroup Inc., a company he founded in 1988. Under Dr. Huang’s advisory guidance, Jpigroup has become one of China's major private investment and development companies that has invested and advised in the areas of manufacturing, human capital development, technologies and financial services. From 1985 and prior to founding Jpigroup, Dr. Huang worked for the Government of China in the former Ministry of Foreign Economic Relations and Trade and during this time, he was very active and instrumental in helping formulate some of China's first open door strategies and reform plans, especially in the area of international investment and trade. Dr. Huang is also a director of China Gerui Advanced Materials Group Limited, and a member of that company’s audit committee. Dr. Huang holds a Ph.D. in economics from the University of International Business and Economics in Beijing, where he now concurrently holds a Professorship in Finance.

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

Compensation

In 2014, we paid an aggregate of $23,533 in salary to our directors and senior management as a group. None of our directors or senior management received any equity awards, including options, restricted stock or other equity incentives in 2014. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

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

Board Practices

Terms of Directors and Executive Officers

Our board of directors is currently divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of the Class A directors expires at the first annual meeting of our shareholders, with the Class B term expiring at the second annual meeting, and the Class C term expiring at the third annual meeting. The current board members are classified as follows:

●	Class A directors to stand for reelection in 2015: Mr. Propper and Dr. J.P. Huang;

●	Class B directors to stand for reelection in 2016: Ms. May Huang; and

●	Class C directors to stand for reelection in 2017: Mr. Kaufman and Mr. Li

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

Employees

As of December 31, 2014, we had a total of 1 employee. We offer employees competitive compensation packages and various training programs, which are intended to attract and retain qualified personnel. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. We typically enter into a standard employment agreement and a confidentiality agreement with our employees and we believe our relationship with our employees is good. Our employees are not represented by any collective bargaining agreements or labor unions

Share Ownership

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 14, 2015, by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.  The address of each of the persons set forth below is in care of the Company, 9 Dong San Huan Zhong Lu, Suite 1101, Chaoyang District, Beijing, 100020, People’s Republic of China.

Name and Address of Beneficial Owner	Office, if any	Title of Class	Amount and Nature of Beneficial Ownership(1)	% of Class(2)
Officers and Directors

Li Shuangqing	Chief Executive Officer and Chairman	Ordinary Shares, $0.0001 par value	-	-
Jian Ping Huang	Director	Ordinary Shares, $0.0001 par value	-	-
May Huang	Director	Ordinary Shares, $0.0001 par value	-	-
Kerry Propper (3)	Director	Ordinary Shares, $0.0001 par value	1,319,664	1.6%
George Kaufman	Director	Ordinary Shares, $0.0001 par value	-	-
All officers and directors as a group (5 persons named above)		Ordinary Shares, $0.0001 par value	-	-
5% Security Holders

Platinum Partners Value 152 W 57th St 54th Floor New York, NY 10019 (4)		Ordinary Shares, $0.0001 par value	9,043,366	10.4%
South Ferry #2 LP One State Street New York, NY 10004 (5)		Ordinary Shares, $0.0001 par value	12,558,625	14.5%
Atlas Master Fund 135 E 57th Street New York, NY 10022 (6)		Ordinary Shares, $0.0001 par value	5,426,029	6.3%
AQR Capital Management LLC 233 E 69th Street #6J New York, NY 10021		Ordinary Shares, $0.0001 par value	6,099,409	7.2%

* Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	As of May 14, 2015, a total of 83,158,778 of our ordinary shares are outstanding pursuant to SEC Rule 13d-3(d)(1). Ordinary shares that may be acquired by an individual or group within 60 days, pursuant to the exercise of warrants or options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the above table.

(3)	Includes 898,729 Ordinary Shares held by Chardan Capital Markets LLC. Mr. Propper is the CEO of Chardan Capital Markets LLC and holds voting and dispositive over such Ordinary Shares.

(4)	Includes 1,424,412 Ordinary Shares underlying Preferred Shares held by Platinum Partners Value.

(5)	Includes 1,438,656 Ordinary Shares underlying Preferred Shares held by South Ferry #2 LP.

(6)	Includes 854,647 Ordinary Shares underlying Preferred Shares held by Atlas Master Fund.

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

Major Shareholders

Please refer to Item 6, “Directors, Senior Management and Employees — Share Ownership.”

Related Party Transactions

There were no transactions since the beginning of the 2014 fiscal year, nor is there any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed years, and in which any related person had or will have a direct or indirect material interest.

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

In addition to attempts at negotiating directly with Shanxi TV, the Company filed an application for arbitration with the China International Economic Trade Arbitration Commission, or CIETAC, in October 2011. Shanxi TV filed its response in January 2012, and challenged CIETAC’s jurisdiction over the dispute, though it subsequently withdrew its application in March 2012. Since the submission of the Company’s application for arbitration, CIETAC held two hearings and initially indicated that it would render a decision by August 21, 2102.  However, this deadline was extended on three separate occasions. For strategic purposes, the Company submitted a withdrawal application to CIETAC on February 17, 2013 and CIETAC rendered a withdrawal decision on March 18, 2013. On December 12, 2013, the Company filed two applications for arbitration with CIETAC in an attempt to resolve the aforementioned disputes. There is no substantive progress been made during 2014 regarding the two arbitration applications. They are still pending for the arbitration procedures, among which the first hearing of the two arbitration cases will be held on May 8, 2015. The hearing was cancelled due to the absence of two arbitrators and no new date has been reset for the hearing.

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

	Ordinary Shares/ Common Stock		Warrants
	High	Low	High	Low
Annual Market Prices
2009	7.82	0.75	0.25	0.01
2010	1.15	0.12	0.07	0.00
2011	0.25	0.01	-	-
2012	0.07	0.02	-	-
2013	0.05	0.01	-	-
2014	0.32	0.01	-	-

Quarterly Market Prices
1st Quarter 2013	0.05	0.01	-	-
2nd Quarter 2013	0.01	0.01	-	-
3rd Quarter 2013	0.01	0.01	-	-
4th Quarter 2013	0.01	0.01	-	-
1st Quarter 2014	0.01	0.01	-	-
2nd Quarter 2014	0.32	0.01	-	-
3rd Quarter 2014	0.08	0.01	-	-
4th Quarter 2014	0.03	0.01	-	-
1st Quarter 2015	0.05	0.02	-	-

Monthly Market Prices
November 2014	0.02	0.02	-	-
December 2014	0.02	0.01	-	-
January 2015	0.01	0.01	-	-
February 2015	0.05	0.01	-	-
March 2015	0.05	0.02	-	-
April 2015	0.02	0.02	-	-
May 2015 (through May 14, 2015)	0.02	0.02	-	-

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

Register

We were incorporated in the BVI on April 17, 2008 under the BVI Business Companies Act, 2004, or the Act.  Our amended and restated memorandum of association authorizes the issuance of a maximum of 550,000,000 shares, of which 500,000,000 are ordinary shares, with $0.0001 par value per share, and 50,000,000 are preferred shares of $0.0005 par value per share.  Our board of directors or shareholders may from time to time by the consent of the majority of our board of directors or the consent of the majority of our shareholders increase the maximum number of shares we are authorized to issue, by amendment to our amended and restated memorandum and articles of association.

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

(a).	A director is not required to make such a disclosure if: (i) the transaction or proposed transaction is between us and the director, and (ii) the transaction or proposed transaction is or is to be entered into in the ordinary course of our business and on usual terms and conditions.

(b).	A disclosure to our board of directors to the effect that a director is a member, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction. Such a disclosure is not made to our board of directors unless it is made or brought to the attention of every director on the board.

(c).	Subject to Section 125(1) of the Act, the failure by a director to comply with this provision does not affect the validity of a transaction entered into by the director or the Company.

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

A member of the Company shall be deemed to be present at a meeting of members if:

●	he or his proxy participates by telephone or other electronic means; and

●	all members and proxies participating in the meeting are able to hear each other.

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

On August 29, 2008, SAFE promulgated Circular 142 which regulates the conversion by a foreign-funded enterprise of foreign currency into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 and Circular 45 could result in severe penalties, such as heavy fines as set out in the relevant foreign exchange control regulations

SAFE also promulgated Circular 59 in November 2010, which tightens the regulation over settlement of net proceeds from overseas offerings and requires, among other things, the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents

In May, 2013 SAFE promulgated Circular 21 which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

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

Under the Arrangement between the Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement, effective as of January 1, 2007, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. Under the aforesaid arrangement, any dividends that our PRC operating subsidiaries pay to their Hong Kong holding company may be subject to a withholding tax at the rate of 5% if they are not considered to be a PRC “resident enterprise” as described below. However, if the Hong Kong holdings company is not considered to be the “beneficial owner” of such dividends under the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties promulgated by the State Administration of Taxation on October 27, 2009 (and not a PRC “resident enterprise”), such dividends would be subject to the withholding tax rate of 10%. The withholding tax rate of 5% or 10% applicable will have a significant impact on the amount of dividends to be received by us and ultimately by shareholders.

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

U.S. Federal Income Taxation

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation. The discussion applies only to holders that hold their ordinary shares as capital assets (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, income tax regulations promulgated thereunder, judicial positions, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of particular circumstances, nor does it address the U.S. federal income tax consequences to persons who are subject to special rules under U.S. federal income tax law, including:

●	banks, insurance companies or other financial institutions;
●	persons subject to the alternative minimum tax;
●	tax-exempt organizations;
●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;
●	certain former citizens or long-term residents of the United States;
●	dealers in securities or currencies;
●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
●	persons that own, or are deemed to own, more than five percent of our capital stock;
●	holders who acquired our stock as compensation or pursuant to the exercise of a stock option; or
●	persons who hold our shares as a position in a hedging transaction, “straddle,” or other risk reduction transaction.

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

Distributions

We do not currently anticipate paying distributions on our ordinary shares. In the event that distributions are paid, however, the gross amount of such distributions will be included in the gross income of the U.S. holder as dividend income on the date of receipt to the extent that the distribution is paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. Dividends received by non-corporate U.S. holders, including individuals, may be subject to reduced rates of taxation under current law. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on dividends paid by us. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

To the extent that dividends paid on our ordinary shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on our ordinary shares, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as gain from the disposition of those ordinary shares.

Sale or Other Disposition

U.S. holders of our ordinary shares will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of ordinary shares equal to the difference between the amount realized for the ordinary shares and the U.S. holder’s tax basis in the ordinary shares. This gain or loss generally will be capital gain or loss. Under current law, non-corporate U.S. holders, including individuals, are eligible for reduced tax rates if the ordinary shares have been held for more than one year. The deductibility of capital losses is subject to limitations. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of ordinary shares. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the U.S.-PRC Tax Treaty is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

Unearned Income Medicare Contribution

Certain U.S. holders who are individuals, trusts or estates are required to pay an additional 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock for taxable years beginning after December 31, 2012. U.S. holders should consult their own advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on certain “withholdable payments” (generally certain U.S.-source income, including dividends, and the gross proceeds from the sale or other disposition of assets producing U.S. source dividends or interest ) to foreign financial institutions and other non-U.S. entities that fail to comply with certain certification and information reporting (generally relating to ownership by U.S persons of interests in or accounts with those entities). The obligation to withhold under FATCA applies to, among other items, (i) U.S.-source dividend income that is paid on or after July 1, 2014 and (ii) to gross proceeds from the disposition of property that can produce U.S.-source dividends paid on or after January 1, 2017. Non-U.S. holders should consult their tax advisors concerning application of FATCA to our ordinary shares in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends or of proceeds on the disposition of stock made to a holder of our ordinary shares may be subject to information reporting and backup withholding at a current rate of 28% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or establishes an exemption from backup withholding, for example by properly certifying the holder’s non-U.S. status on a Form W-8BEN, Form W-8BEN-E or another appropriate version of IRS Form W-8. Payments of dividends to holders must generally be reported annually to the IRS, along with the name and address of the holder and the amount of tax withheld, if any. A similar report is sent to the holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the holder’s country of residence.

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

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have identified certain material weaknesses in connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2014, and have thus concluded that our internal controls over financial reporting were not effective. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. This material weakness and control deficiency identified primarily related to absence of a Chief Financial Officer with appropriate level of technical accounting knowledge, experience, and training in the application of U.S. GAAP. Also, the Company did not have a proper segregation of duties in certain areas of its financial reporting process.

Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy the weakness and deficiencies, including (1) hiring additional accounting personnel with understanding of U.S. GAAP and experience with SEC reporting requirements, and (2) providing external and internal training to our accounting personnel. (3) hiring consultants to improve our internal control. However, the implementation of these measures may not fully address this material weakness and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. If we fail to establish an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our equity and/or debt may be adversely impacted.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment we determined that, as of December 31, 2014, our internal control over financial reporting was not effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by UHY Vocation HK CPA Limited, our independent registered public accounting firm, for the fiscal years ended December 31, 2014 and 2013.

	Fiscal Year Ended December 31,
	2014	2013
Audit Fees	$20,000	$20,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$20,000	$20,000

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

ITEM 18.      FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 begins on page F-1 of this annual report.

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

Date: May 15, 2015	CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

/s/ Li Shuangqing
Li Shuangqing
Chief Executive Officer

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

REPORT AND CONSOLIDATED financial Statements

FOR THE YEARS ENDED December 31, 2014, 2013 AND 2012

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD

We have audited the accompanying consolidated balance sheets of China Networks International Holdings, Ltd (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Networks International Holdings, Ltd as of December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Notes 1 and 5, the Company has limited operations and did not generate any revenue for each of the years in the three-year period ended December 31, 2014. This condition raises substantial doubt about China Networks International Holdings Ltd’s ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ UHY VOCATION HK CPA LIMITED

Certified Public Accountants

Hong Kong, the People’s Republic of China,

May 15, 2015

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED BALANCE SHEETS

	December 31, 2014	December 31, 2013
ASSETS

CURRENT ASSETS
Cash	$304,955	$663,078
Restricted cash	-	236,400
Other receivables and prepaid expenses	-	216,070
Other receivable from TV Stations	-	-

Total current assets	304,955	1,115,548

PROPERTY& EQUIPMENT, NET
PROPERTY& EQUIPMENT-NET	-	2,881

TOTAL ASSETS	$304,955	$1,118,429

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Other payable	$935,038	$700,563
Accrued liabilities	28,830	197,549
Due to related parties	59,750	59,750
Payable to TV station	1,281,133	1,285,743
Total current liabilities	2,304,751	2,243,605

COMMON STOCK SUBJECT TO REPURCHASE	-	236,400
TOTAL LIABILITIES	2,304,751	2,480,005

Commitments and contingencies	-	-

EQUITY
China Networks International Holdings, Ltd. equity:
Class A Preferred Shares at $0.0005 par value; (50,000,000 shares authorized, 4,689,506 shares issued and outstanding at December 31, 2014 and 2013; liquidation preference of $4,689,506)	2,345	2,345
Common stock at $0.0001 par value; (500,000,000 shares authorized, 83,158,778 shares issued and outstanding at December 31, 2014, and 83,109,978 shares issued at December 31, 2013)	8,318	8,318
Additional paid-in capital	26,124,907	26,124,907
Accumulated deficit	(30,155,935)	(29,636,787)
Accumulated other comprehensive income	941,006	1,060,078

Total shareholders' equity	(3,079,359)	(2,441,139)

Non-controlling interest	1,079,563	1,079,563

Total equity	(1,999,796)	(1,361,576)

TOTAL LIABILITIES AND EQUITY	$304,955	$1,118,429

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF Operations AND COMPREHENSIVE LOSS

	December 31, 2014	December 31, 2013	December 31, 2012

OPERATING EXPENSES
General and administrative expense	$285,783	$530,998	$909,729
	285,783	530,998	909,729

LOSS FROM OPERATIONS	(285,783)	(530,998)	(909,729)

OTHER INCOME/(EXPENSE)
Other income/(expense)	-	-	230
Interest income	1,110	2,530	113,165
Impairment charges on receivable from YR TV Station	-	-	(3,345,284)
	1,110	2,530	(3,231,889)

INCOME TAX	-	-	-

NET LOSS	(284,673)	(528,468)	(4,141,618)

Less: Net loss/(income) attributable to the non-controlling interest	-	14,037	20,789

NET LOSS ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.	$(284,673)	$(514,431)	$(4,120,829)

Dividend on preferred stock	(234,475)	(85,234)	(284,475)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	(119,072)	97,921	7,666
COMPREHENSIVE LOSS	$(638,220)	$(501,744)	$(4,397,638)

Basic and diluted loss per common share	$(0.008)	$(0.01)	(0.05)
Weighted average shares outstanding	83,173,778	83,109,978	83,109,978

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Non-controlling
	Shares	Amount	Shares	Amount	capital	Deficit	(Loss)/Income	Interest	Total
Balance at January 1, 2012	7,264,503	3,633	83,109,978	8,318	28,698,619	(24,631,818)	954,490	1,087,906	6,121,148
Early redemption of preferred stock	(1,575,000)	(788)	-	-	(1,574,212)	-	-	-	(1,575,000)
Foreign currency translation adjustment	-	-	-	-	-	-	7,667	15,956	23,623
Dividend on preferred stock	-	-	-	-	-	(284,475)	-	-	(284,475)
Net loss	-	-	-	-	-	(4,120,829)	-	(20,789)	(4,141,618)
Balance at December 31, 2012	5,689,503	2,845	83,109,978	8,318	27,124,407	(29,037,122)	962,157	1,083,073	143,678
Early redemption of preferred stock	(1,000,000)	(500)	-	-	(999,500)	-	-	-	(1,000,000)
Foreign currency translation adjustment	-	-	-	-	-	-	97,921	10,527	108,448
Dividend on preferred stock	-	-	-	-	-	(85,234)	-	-	(85,234)
Net loss	-	-	-	-	-	(514,431)	-	(14,037)	(528,468)
Balance at December 31, 2013	4,689,503	2,345	83,109,978	8,318	26,124,907	(29,636,787)	1,060,078	1,079,563	(1,361,576)
Foreign currency translation adjustment	-	-	-	-	-	-	(119,072)	-	(119,072)
Cancellation of put option	-	-	(30,000)	-	-	-	-	-	-
Reversal of cancellation of shares	-	-	78,800	-	-	-	-	-	-
Dividend on preferred stock	-	-	-	-	-	(234,475)	-	-	(234,475)
Net loss	-	-	-	-	-	(284,673)	-	-	(284,673)
Balance at December 31, 2014	4,689,503	2,345	83,158,778	8,318	26,124,907	(30,155,935)	941,006	1,079,563	(1,999,796)

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income from continuing operations	$(284,673)	$(528,468)	$(4,141,618)

Adjustments to reconcile net (loss)/income from operations to net cash (used in)/ provided by operating activities
Depreciation and amortization	373	5,264	4,655
Impairment loss on receivables	83,410	-	3,345,284
Write off of property and equipment	3,384	-	-
Accrued dividend	-	85,233	-

Changes in assets and liabilities
Other receivable and prepaid expense	-	(56,696)	66,346
Accrued liabilities	(168,720)	(93,774)	107,442

Net cash (used in)/provided by operating activities	(366,226)	(588,441)	(617,891)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(882)	-	-
Net proceeds from disposal of subsidiaries	-	111,368	2,259,728
Net cash provided by investing activities	(882)	111,368	2,259,728

CASH FLOWS FROM FINANCING ACTIVITIES
Redemption of Preferred Stock	-	(1,000,000)	(1,575,000)
Net cash used in financing activities	-	(1,000,000)	(1,575,000)

NET INCREASE/(DECREASE) IN CASH	(367,108)	(1,477,073)	66,837

EXCHANGE RATE EFFECT ON CASH	8,985	22,420	45,167

CASH - BEGINNING OF PERIOD	663,078	2,117,731	2,005,727

CASH- END OF PERIOD	$304,955	$663,078	$2,117,731

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	-	-	-
Income taxes	-	-	$14

Non-cash investing and financing activities:
Cancellation of common stock subject to repurchase	$236,400	-	-
Relaxation of restricted cash	$236,400	-	-

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

Hetong is a variable interest entity (VIE) as defined by under FASB ASC 810.

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

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION (Cont’d)

Establishment of Joint Ventures between ANT and the PRC TV Stations (Cont’d)

Asset Transfer Agreements. Kunming TV Station and Kunming JV entered into an Asset Transfer Agreement on August 11, 2008, under which Kunming TV Station will transfer certain of its assets and contractual rights to Kunming JV, valued at RMB150 million, and Kunming JV will pay the same to Kunming TV Station. YR TV Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd. (“Taiyuan JV”) also entered into such Asset Transfer Agreement on July 17, 2008, under which YR TV Station will transfer certain of its asset and contractual rights, valued at RMB45 million, to Taiyuan JV, and the same consideration will be paid by Taiyuan JV. All governmental, statutory and other approvals required for the transfer of these assets were obtained as of the date of the first transfer in August 2008. Taiyuan JV paid YR TV Station RMB45 million (approximately $6.6 million) under this agreement before December 31, 2009. Kunming JV paid RMB85 million (approximately $12.4 million) to Kunming TV Station before December 31, 2009 and the remaining RMB 65 million (approximately $9.7 million) within 2010 under the Kunming Asset Transfer Agreement.

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

ASC 810 “Consolidation” addresses financial reporting for entities over which control is achieved through a means other than voting rights. In accordance with the requirements of ASC 810, China Networks has evaluated its relationships with the JV Ad Cos. The JV Ad Cos are considered variable interest entities (‘‘VIEs’’) as defined by ASC 810. Through contractual arrangements with JV Ad Cos through Hetong, China Networks is considered the primary beneficiary of the JV Ad Cos as China Networks absorbs a majority of the risk and rewards of those entities. As such, China Networks consolidates the financial statements of the JV Ad Cos pursuant to ASC 810 as of the date their formation as described above.

Disposal of Kunming JV and Kunming Ad Co. Due to the Company's strategic plan on the restructuring and integration of Kunming assets, on September 1, 2010, CNIH entered into two agreements with its joint venture partner, Kunming TV Station, on the sale of the Company's assets in Kunming JV and Kunming Ad Co., which are located in Yunnan Province in the PRC, with a total consideration of $22.6 million (RMB150 million) and $0.1 million (RMB 0.7 million), respectively. On December 14, 2010, Kunming JV and Kunming Ad Co. were sold back to the Kunming TV Station. The disposition was completed on December 15, 2010. $19.9 million of the proceeds was received for the year end December 31, 2011; $1.6 million was received subsequent to December 2011. All remaining was received by the end of December 2013. The proceeds of the sale of the Company's Kunming assets have been used to deliver an early repayment to holders of the Company's $11 million senior secured convertible debentures.

Termination of Business Contract with YR TV Station. Due to the TV broadcasting internal restructuring of Shanxi Province in the PRC, YR TV station had merged with Shanxi Broadcasting Group since January 2011, YR TV Station has since then unilaterally terminated the Taiyuan JV agreement with ANT (see paragraph “Establishment of Joint Ventures” and “Exclusive Services Agreement” above). The Company had filed an arbitration to China International Economic and Trade Arbitration Commission (“CIETAC”) to claim YR TV Station the amount of approximately RMB54 million (approximately $8,571,000) on October 9, 2011. The claim was amended in April 2012 to raise the damage sought to RMB 81,417,196 (approximately $12,900,000).

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

Going Concern. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company did not generate any revenue during the three-year period ended December 31, 2014 and had net cash used in operating activities for each of those years, which have had a significant adverse impact on its business and continue to negatively impact its projected future liquidity. The Company’s ability to continue as a going concern is dependent on many factors, including, among other things, the outcome of the YR TV Station litigation as described above, and sourcing new stream of revenue and operations. The Company also plans to settle the accrued dividend by issuance of pay-in-kind shares to preferred shareholders. The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. In addition, the Company may wish to selectively pursue possible acquisitions of businesses complementary to those of the Company in the future in order to expand its presence in the marketplace and achieve operating efficiencies. The Company expects to seek to obtain additional funding through a bank credit facility or private equity. There can be no assurance as to the availability or terms upon which such financing and capital might be available.

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

Valuation of long-lived assets - The Company follows Accounting Standards Codification (“ASC”) 360, “Property, Plant and Equipment”. The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

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

Foreign Currency - The functional currency of each foreign operation is the local currency. The consolidated financial statements of the Company are presented in United States Dollars (“US$”). Transactions in foreign currencies during the year are translated into US$ at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies on the balance sheet date are translated into US$ at the exchange rates prevailing on that date. Gains and losses on foreign currency transactions (if any) are included in the statement of operations.

The JV Tech Cos and JV Ad Cos translate their assets and liabilities into US$ at the current exchange rate at the end of the reporting period. Revenues and expenses are translated into US$ using the average exchange rate during the period. Gains and losses that result from the translation are included in other comprehensive income/loss.

Earnings per Common Share – The Company follows ASC 260, Earnings per Share, resulting in the presentation of basic and diluted earnings per share. Diluted earnings per common share assume that outstanding common shares were increased by shares convertible from preferred stock. Since the Company’s common stock equivalents are not dilutive for the year ended December 31, 2014 and 2013, the basic and diluted earnings per share for those periods are the same.

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

The Group accounts for and discloses events that occur after the balance sheet but before financial statements are issued or are available to be issued through December 31, 2014.

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

The noncontrolling interest for the Company as at December 31, 2014 represented YR TV Station’s share in Taiyuan Ad Co. and Taiyuan JV. Subject to the matters as discussed in note 1 above, the carrying amount of this noncontrolling is subject to the settlement with YR TV Station. Without a final settlement, the Company continue to account for the noncontrolling interest on the same basis as previous years.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – OTHER RECEIVABLES AND PREPAID EXPENSES

Other receivables and prepaid expenses are summarized as follows:

	December 31, 2014	December 31, 2013

Other receivables and deposits	$-	$211,522
Prepaid expenses	-	3,280
Due from staff and others	-	1,268
	$-	$216,070

NOTE 5 – RECEIVABLES AND OTHER ASSETS FROM YR TV STATION UNDER ARBITRATION

	December 31, 2014	December 31, 2013

China YR TV Station- Loan	$751,377	$751,377
China YR TV Station- Advertising income	3,089,450	3,089,450
China YR TV Station- Others	184,457	184,457
Impairment	(4,025,284)	(4,025,284)
	$-	$-

As discussed in Note 1 Organization “Termination of Business Contract with YR TV Station” and note 2 “Operations under Arbitration” above, the Company was forced to terminate cooperation with its joint venture partner, YR TV Station due to the PRC’s internal restructuring for TV broadcasting business in Shanxi Province, YR TV Station had merged with Shanxi Broadcasting Group. Beginning from December 31, 2011, the carrying value of the assets that are under arbitration is separately presented in the Balance Sheet in the caption “Receivables from YR TV Station under arbitration” and these assets are no longer depreciated.

In April 2012, the Company formally filed arbitration against China YR TV Stations to the CIETAC. CIETAC is the major permanent arbitration institutions in China and responsible for independently and impartially resolves economic and trade disputes by means of arbitration. In this action the Company allege breach of contract by YR TV Station, seeking recovery of capital investment cost plus interest and others totaled RMB54 million (approximately $8,571,000). After the conclusion of several hearings, CIETAC repeatedly postponed the date on which to issue an arbitral award. For strategic reasons, ANT submitted an arbitration withdrawal application to CIETAC on February 17, 2013 and received a Withdrawal Decision on March 18, 2013. On December 12, 2013, ANT filed two arbitration claims against Shanxi TV with the CIETAC to recover more than RMB90 million (approximately $14,867,000) damages.

In this instance, management has assessed the matters based on current information and made judgments concerning their potential outcome, giving consideration to the nature of the claim, the amount, and the probability of success. Management believes it will receive a positive award in the dispute. However, in view of the significant uncertainty on the outcome of the actions, the management recorded an impairment loss of $680,000 in the year 2011 and a further impairment of $3,345,284 in year 2012, which the carrying value was fully impaired.

Management is seeking other means to reach a settlement with China YR TV Stations. Due to the inherent uncertainties including unfavorable rulings or developments, it is possible that the ultimate resolution of our effort could involve amounts that are different from our currently recorded amount and that such differences could be material.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31, 2014	December 31, 2013
At cost:
Furniture, fixtures and equipment	-	$6,125
Computer software	-	20,349
	-	26,474
Less: accumulated depreciation	-	(23,593)
Net book value	$-	$2,881

Property and equipment were not exist and therefore been written off for the year ended December 31, 2014.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 –PROGRAM RIGHTS AND INTANGIBLE ASSETS, NET

	December 31, 2014	December 31, 2013

Program rights	$20,692	$20,692
Less: accumulated amortization	(20,692)	(20,692)
	$-	$-

Intangible assets	$7,120,088	$7,120,088
Less: accumulated amortization	(613,119)	(613,119)
Less: impairment charges	(6,506,969)	(6,506,969)
	$-	$-

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

NOTE 8 – OTHER PAYABLE

Other payable consists of the following:

	December 31, 2014	December 31, 2013

Dividend Payable	$935,038	$700,563

The dividends for preferred shares are cumulative. Dividend payable was based on 5% annual rate of issued preferred shares.

NOTE 9 – OTHER PAYABLES TO TV STATIONS

	December 31, 2014	December 31, 2013

Other payable to Kunming TV Station	77,175	77,175
Other payable to China YR TV Station	1,203,958	1,208,568
	$1,281,133	$1,285,743

As of December 31, 2014 and 2013, other payable to Kunming Television Station represents payable of $77,175 to be paid by ANT due to the late payment of capital contribution to Kunming Tech Co.

Other payable to China YR TV Station mainly represents reimbursement of YR TV Station’s cost of purchase of TV programs and broadcasting and administrative expenses.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31, 2014	December 31, 2013

Business and other taxes payable	$190	$190
Accrued expenses	25,000	193,682
Accrued salary	3,640	3,677
	$28,830	$197,549

NOTE 11 – RELATED PARTY TRANSACTIONS

Due to related parties

Amounts due to related parties consist of advances made to the Company or payments made behalf on the Company to finance development stage activities and other costs. The amounts due to related parties for such advances were non-interest bearing and had no stated repayment terms. Amounts due to related parties for such advances totaled $59,750 as of December 31, 2014 and 2013.

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

At December 31, 2014, Company’s management considered that the Company had no uncertain tax positions that affected its consolidated financial position and results of operations or cash flow, and will continue to evaluate for the uncertain position in future.

In the year ended as at December 31, 2014, Company’s income tax is nil.

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

Each Class A Preferred Share is convertible to one Ordinary Share and the Preferred Shares are redeemable at the Company’s option in whole or in part for an aggregate sum of $16,000,000.  Each Class A Preferred Share is entitled to receive a dividend, which will be accrued at a rate of 5% per annum, and will be payable semi-annually on June 30 and December 31, and in arrears in cash or at the Company’s option, in Ordinary Shares of the Company at a 5% discount to the trailing 10-day volume-weighted average trading price of the Company’s Ordinary Shares on the principal trading market.

The Class A Preferred Shares have a liquidation preference of an aggregate of $16,000,000 upon the sale or liquidation of the Company. If the closing price of the Company’s ordinary shares on the principal trading market on which they are quoted is less than $0.50 upon the 24 month anniversary of the transaction contemplated by the Exchange Agreement, then the liquidation preference may increase by 31.25% per Class A Preferred Share and the rights to convert into ordinary shares some or all of the Class A Preferred Shares held by such holder at such holder’s option, at any time, at a ratio of one Ordinary Share for each Class A Preferred Share.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SHAREHOLDERS’ EQUITY (CONT’D)

In connection with the convertible Debentures issued as discussed above, Mr. Kerry Propper agreed to cancel 2,000,000 out of his 2,429,635 common shares of China Networks. The Company also issued 750,000 ordinary shares with a par value of $0.0001 to the placement agent.

On May 12, 2011, the Company redeemed an aggregate of 4,028,690 of the Class A Preferred Shares at a per share price of $1.00. The redeemed shares were issued to certain investors in a private placement transaction that was consummated on April 13, 2010 and accounted for approximately 25.18% of the total 16,000,000 Class A Preferred Shares outstanding. In connection with the redemption of the Class A Preferred Shares, the Company paid an aggregate of approximately $4.69 million in June 2011 to pay accrued and outstanding dividend payments owing on the Class A Preferred Shares. The funds used to redeem the Class A Preferred Shares were generated from the sale of interest in the Kunming JV in year 2010.

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

In June 2014, in accordance with the Amendments to Stock Purchase Agreement, the right to repurchase the remaining 30,000 common shares at $7.87 per share has been expired.

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

NOTE 14 – CONCENTRATIONS, RISK AND UNCERTAINTIES

As at December 31, 2014, there is no accounts receivable due from customers. The Company did not have any concentrations of business for both customers and suppliers for the year ended December 31, 2014 due to the minimal operations.

Credit risk on cash and cash equivalents – The Company maintains its cash and cash equivalents in accounts with major financial institutions in the United States of America and the PRC, in the form of demand deposits and money market accounts. At December 31, 2014, the uninsured balances amounted to approximately $0.3 million. The Company has not experienced any losses on its deposits of cash and cash equivalents.

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

Rent expense for the year ended December 31, 2014 totaled $3,274.

The Company has no obligation under operating leases requiring minimum rentals.

NOTE 17 – PARENT ONLY FINANCIAL STATEMENTS

As of December 31, 2014, the total restricted net assets exceeded 25% percentage of the Company’s consolidated net assets. As a result, parent only financial statements are prepared as follows:

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Parent Only Balance Sheets

	December 31, 2014	December 31, 2013
ASSETS

CURRENT ASSETS
Cash	$-	$104
Restricted cash	-	236,400
Loan receivable from CNM	2,791,304	2,791,304
Total current assets	2,791,304	3,027,808

Investment in subsidiaries	-	-

TOTAL ASSETS	$2,791,304	$3,027,808

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Other payable	$935,038	$700,563
Total current liabilities	935,038	700,563

COMMON STOCK SUBJECT TO REPURCHASE	-	236,400
TOTAL LIABILITIES	935,038	936,963

EQUITY
China Networks International Holdings, Ltd. equity:
Class A Preferred Shares at $0.0005 par value; (50,000,000 shares authorized, 4,689,506 shares issued and outstanding at December 31, 2014 and 2013; liquidation preference of $4,689,506)	2,345	2,345
Common stock at $0.0001 par value; (500,000,000 shares authorized, 83,158,778 shares issued and outstanding at December 31, 2014, and 83,109,978 shares issued at December 31, 2013)	8,318	8,318
Additional paid-in capital	26,124,907	26,124,907
Accumulated deficit	(24,469,652)	(24,235,073)
Accumulated other comprehensive income	190,348	190,348
Total shareholders' equity	1,856,266	2,090,845

Non-controlling interest	-	-

Total equity	1,856,266	2,090,845

TOTAL LIABILITIES AND EQUITY	$2,791,304	$3,027,808

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed Parent Only Statements of Operations

For the year ended December 31, 2014

OPERATING EXPENSES
General and administrative expense	$104
104

LOSS FROM OPERATIONS	(104)

INCOME TAX	-

NET LOSS ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.	(104)

Dividend on preferred stock	$(234,475)

Condensed Parent Only Statements of Cash Flows

For the year ended December 31, 2014

Net cash used in operating activities	$(104)

CASH - BEGINNING OF PERIOD	104

CASH - END OF PERIOD	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Non-cash investing and financing activities:
Cancellation of common stock subject to repurchase	$236,400
Relaxation of restricted cash	$236,400

No parent only statement of operations and statement of cashflows for the year December 31, 2013 is presented as there is no transaction and no change in cash and cash equivalent for the year.

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

*Filed herewith.