Form 20-F
period 2015-12-31
China Networks International Holdings Ltd
filed 2016-04-29
CIK 1443979

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2015): 83,158,778 ordinary shares.

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

 For the Fiscal Year Ended December 31, 2015

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

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Selected Consolidated Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of income data for the Company’s fiscal years ended December 31, 2015, 2014 and 2013, and the selected consolidated balance sheet data as of December 31, 2015 and 2014, have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected statement of income data for the fiscal year ended December 31, 2012 and 2011 and the balance sheet data as of December 31, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

(In thousands of U.S. Dollars, except number of shares and per share data)

	Fiscal Year Ended December 31,
	2011	2012	2013	2014	2015
Statement of Income Data:
Net Revenue	$-	$-	$-	$-	$-
Operating income (loss)	(1,100,101)	(909,729)	(530,998)	(285,783)	(107,988)
Net income (loss) before non-controlling interest	(13,554,510)	(4,141,618)	(528,468)	(284,673)	(107,491)
Net income (loss)	(13,534,445)	(4,120,829)	(514,431)	(284,673)	(107,491)
Weighted average ordinary shares	65,940,384	83,109,978	83,109,978	83,173,778	83,173,778
Weighted average number of diluted ordinary shares	65,940,384	83,109,978	83,109,978	83,173,778	83,173,778
Basic income (loss) per share	$(0.21)	$(0.05)	$(0.01)	(0.008)	(0.003)
Diluted income (loss) per share	$(0.21)	$(0.05)	$(0.01)	(0.008)	(0.003)

Balance Sheet Data:
Total current assets	$8,170,617	$2,624,873	$1,115,548	$304,955	$183,097
Total assets	8,182,561	2,632,224	1,118,429	304,955	183,097
Total current liabilities	1,825,013	2,252,146	2,243,605	2,304,751	2,452,951
Total liabilities	2,061,413	2,488,546	2,480,005	2,304,751	2,452,951
Non-controlling Interest	1,087,906	1,083,073	1,079,563	1,079,563	1,079,563
Shareholders’ equity (deficit)	5,033,242	(939,395)	(2,441,139)	(3,079,359)	(3,349,417)

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

We currently have no business operations or any revenues or earnings from operations. Neither do we have no significant assets or financial resources; and we will, in all likelihood, continue to sustain operating expenses without corresponding revenues until the development of a new business plan or the consummation of a business combination. The auditor issues an audit opinion including an explanatory paragraph regarding going concern in our audited financial statements.

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

We may be deemed to be a resident enterprise by Chinese tax authorities. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on financing proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareolders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

Heightened scrutiny of acquisition transactions by PRC tax authorities may have a negative impact on Chinese company’s business operations and its acquisition strategy.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, effective on January 1, 2008, and the Announcement on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises , or SAT Announcement 7, effective on February 3, 2015, issued by the SAT, if a non-resident enterprise transfers the equity interests of or similar rights or interests in overseas companies which directly or indirectly own PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC corporate income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC corporate income tax. SAT Announcement 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. However, as SAT Announcement 7 is newly issued, there is uncertainty as to the application of SAT Announcement 7 and the interpretation of the term “reasonable commercial purpose.”

Under SAT Announcement 7, the entity which has the obligation to pay the consideration for the transfer to the transferring shareholders has the obligation to withhold any PRC corporate income tax that is due. If the transferring shareholders do not pay corporate income tax that is due for a transfer and the entity which has the obligation to pay the consideration does not withhold the tax due, the PRC tax authorities may impose a penalty on the entity that so fails to withhold, which may be relieved or exempted from the withholding obligation and any resulting penalty under certain circumstances if it reports such transfer to the PRC tax authorities.

Although SAT Announcement 7 is generally effective as of February 3, 2015, it also applies to cases where the PRC tax treatment of a transaction that took place prior to its effectiveness has not yet been finally settled. As a result, SAT Announcement 7 could be determined by PRC tax authorities to be applicable to the historical reorganization, and it is possible that these transactions could be determined by PRC tax authorities to lack a reasonable commercial purpose. As a result, the transfer of shares by certain shareholders to other parties could be subject to corporate income tax of up to 10% on capital gains generated from such transfers, and PRC tax authorities could impose tax obligations on the transferring shareholders or subject us to penalty if the transferring shareholders do not pay such obligations and withhold such tax.

SAT Announcement 7 and its interpretation by relevant PRC authorities clarify that an exemption provided by SAT Circular 698 for transfers of shares in a publicly-traded entity that is listed overseas is available if the purchase of the shares and the sale of the shares both take place in open-market transactions. However, if a shareholder of an entity that is listed overseas purchases shares in the open market and sells them in a private transaction, or vice-versa, PRC tax authorities might deem such a transfer to be subject to SAT Circular 698 and SAT Announcement 7, which could subject such shareholder to additional reporting obligations or tax burdens. Accordingly, if a holder of the Company’s ordinary shares purchases such ordinary shares in the open market and sells them in a private transaction, or vice-versa, and fails to comply with SAT Circular 698 or SAT Announcement 7, the PRC tax authorities may take actions, including requesting to provide assistance for their investigation or impose a penalty on it, which could have a negative impact on the company’s business operations.

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

In addition to attempts at negotiations directly with Shanxi TV, Yellow River JV filed an application for arbitration with the China International Economic Trade Arbitration Commission, or CIETAC, in October 2011.  Shanxi TV filed its response in January 2012, and has since challenged CIETAC’s jurisdiction over the dispute, though in March 2012, subsequently withdrew the application. Since the submission of the application for arbitration, two hearings have been held, and CEITAC initially indicated that it would render a decision by August 21, 2102.  However, this deadline has been extended on three separate occasions.  For strategic purposes, Yellow River JV submitted a withdrawal application to CERTAC on February 17, 2013 and CEITAC rendered a withdrawal decision on March 18, 2013.  On January 20, 2014, Yellow River JV filed two applications for arbitration with CIETAC in an attempt to resolve the aforementioned disputes.

On March 15, 2016, CIETAC issued two final arbitral awards. Among others, the arbitral tribunal found that because Shanxi TV unilaterally terminated the cooperation agreement, it must pay RMB 45 million for damages as claimed by Yellow River JV. In addition, Shanxi TV’s termination of the cooperation agreement essentially resulted in its material breach of the asset transfer agreement with Yellow River JV and as a result, Shanxi TV is responsible to return RMB 45 million to Yellow River JV that it paid to Shanxi TV. CIETAC further approved of a RMB 0.8 million attorney fee and a RMB115,084.3 arbitration fee against Shanxi TV. The payment of the above fees should be made by Shanxi TV within 30 days after the issuance of the arbitral awards. As of the date of this report, Shanxi TV has not made the payment. We intend to make every effort to collect the awards.

If the Company is successful in enforcing the arbitral awards and receiving all of the RMB 90 million from Shanxi TV, a portion of the funds will be used to redeem all or a portion of the Class A Preferred Shares that remain outstanding at such time. However there is no guarantee that we will be able to secure the payment of part or all of the RMB 90 million by Shanxi TV.

B. Business Overview

We are currently a shell company in the British Virgin Islands with non-operating subsidiaries ANT, a Hong Kong company, WFOE, a PRC company, and Hetong, a PRC company and a variable interest entity. At present, in addition to pursuing a remedy to the dispute with Shanxi TV as described above, the Company is exploring options with respect to future business operations. The Company may decide to seek a potential business combination with one or more yet to be identified privately held companies, or may determine that it is in the best interests of the Company and its shareholders to attempt to engage in another business through its subsidiaries and variable interest entities in China.

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

As discussed above, in October 2011 Yellow River JV filed an application for arbitration with CIETAC. Shanxi TV filed its response in January 2012, and has since challenged CIETAC’s jurisdiction over the dispute, though in March 2012, subsequently withdrew the application. Since the submission of the application for arbitration, two hearings have been held, and CEITAC initially indicated that it would render a decision by August 21, 2102.  However, this deadline has been extended on three separate occasions.  For strategic purposes, Yellow River JV submitted a withdrawal application to CERTAC on February 17, 2013 and CEITAC rendered a withdrawal decision on March 18, 2013. On January 20, 2014, Yellow River JV filed two applications for arbitration with CIETAC in an attempt to resolve the aforementioned disputes.

On March 15, 2016, CIETAC issued two final arbitral awards. Among others, the arbitral tribunal found that because Shanxi TV unilaterally terminated the cooperation agreement, it must pay RMB 45 million for damages as claimed by Yellow River JV. In addition, Shanxi TV’s termination of the cooperation agreement essentially resulted in its material breach of the asset transfer agreement with Yellow River JV and as a result, Shanxi TV is responsible to return RMB 45 million to Yellow River JV that it paid to Shanxi TV. CIETAC further approved of a RMB 0.8 million attorney fee and a RMB115,084.3 arbitration fee against Shanxi TV. The payment of the above fees should be made by Shanxi TV within 30 days after the issuance of the arbitral awards.

As of the date of this report, Shanxi TV has not made the payment.

Taxation

BVI

CNIH is incorporated in the BVI. Under the current law of the BVI, CNIH is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the BVI.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax from 2008 to 2015. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

PRC

Our PRC entities are subject to PRC enterprise income tax at the statutory tax rate of 25%. We did not have any assessable profits subject to the PRC enterprise income tax from our PRC subsidiaries.

Our future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of our pre-tax income and non-tax deductible expenses incurred. Our management carefully monitors these legal developments and will timely adjust our effective income tax rate when necessary.

Results of Operations for continuing operations

Comparison of Fiscal Years Ended December 31, 2015 and 2014

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	Year ended December 31, 2015		Year ended December 31, 2014
	Amount	Percentage of Revenue	Amount	Percentage of Revenue

General and administrative expenses	(107,988)	-	(285,783)	-

(Loss) from operations	(107,988)	-	(285,783)	-

Interest income	497	-	1,110	-
(Loss) before income tax and non-controlling interests	(107,491)	-	(284,673)	-

General and Administrative Expenses.  General and administrative expenses include salaries and benefits for our employees, as well as costs and expenses associated with office, utilities, transportation, travel and other costs and expenses related to legal, accounting and other costs associated with regulatory filings. The general and administrative expense for 2015 was $107,988, a decrease of $177,795 or 62%, as compared to $285,783 in 2014.  The decrease is primarily as a result of the reduction of business activities resulted from the disposal of investment projects and arbitration with venture partner.

Interest Income.  Interest income in 2015 was $497 compared with $1,110 in 2014. The decrease in interest income is due to the lower average daily balance of the bank deposit in 2015.

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

Variable Interest Entities – The Company account for entities qualifying as variable interest entities (VIEs) in accordance with Financial Accounting Standards Boards (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation. For our consolidated VIE, management has made evaluations of the relationships between our VIE and the economic benefit flow of contractual arrangement with VIE. In connection with such evaluation, management also took into account the fact that, as a result of such contractual arrangements, we control the legal shareholders’ voting interests and have power of attorney in the VIE, and therefore we are able to direct all business activities of the VIE. As a result of such evaluation, management concluded that we are the primary beneficiary of our consolidated VIE. We have consulted our PRC legal counsel in assessing our ability to control our PRC VIE. Any changes in PRC laws and regulations that affect our ability to control our PRC VIE may preclude us from consolidating these companies in the future.

Income Taxes – The Company accounts for income taxes in accordance with the asset and liability method. Deferred taxes are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and income tax purposes using enacted rates expected to be in effect when such amounts are realized or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established, as needed to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Recently Issued Accounting Standards

There are no recently issued accounting pronouncements adopted by the Company.  Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

The Company accounts for and discloses events that occur after the balance sheet but before financial statements are issued or are available to be issued through December 31, 2015.

Liquidity and Capital Resources

The Company did not generate any revenue and had net cash used in operating activities, which have had a significant adverse impact on its business and continue to negatively impact its projected future liquidity. The Company plans to settle the accrued dividend by issuance of pay-in-kind shares to preferred shareholders. If the Company is successful in enforcing the arbitral awards and receiving all of the RMB 90 million (approximately $13,859,800) from Shanxi TV, a portion of the funds will be used to redeem all or a portion of the Class A Preferred Shares that remain outstanding at such time.

In addition, the Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. The Company may also wish to selectively pursue possible acquisitions of businesses complementary to those of the Company in the future in order to expand its presence in the market place and achieve operating efficiencies. The Company expects to seek to obtain additional funding through a bank credit facility or private equity. There can be no assurance as to the availability or terms upon which such financing and capital might be available.

As of December 31, 2015, we had cash and cash equivalents of $183,097. The decrease in cash primarily as a result of the reduction of business activities resulted from the disposal of investment projects, thus no cash been generated from the business.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report. To date, we have financed our operations primarily through cash flows from operations, augmented by short-term bank borrowings and equity contributions by our shareholders.

(All amounts in thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014	2013
Net cash (used in) operating activities	$(121,515)	$(366,226)	$(588,441)
Net cash provided by (used in) investing activities	-	(882)	111,368
Net cash (used in) financing activities	-	-	(1,000,000)
Net Increase (decrease) in Cash and Cash Equivalents	(121,515)	(367,108)	(1,477,073)
Effects of Exchange Rate Change in Cash	(343)	8,985	22,420
Cash and Cash Equivalent at Beginning of the Year	304,955	663,078	2,117,731
Cash and Cash Equivalent at End of the Year	183,097	304,955	663,078

Operating activities – Continuing operation

Net cash used in operating activities was $(121,515) for the year ended December 31, 2015, as compared to $(366,226) used in operating activities during 2014. The amount is insignificant because there were limited operations during the year.

Net cash used in operating activities was $(366,226) for the year ended December 31, 2014, as compared to $(588,441) used in operating activities during 2013. The amount is insignificant because there were limited operations during the year.

Investing activities

Net cash provided by investing activities for the year ended December 31, 2015 was $0, as compared to $(882) net cash provided by investing activities in 2014.

Net cash provided by investing activities for the year ended December 31, 2014 was $(882), as compared to $111,368 net cash provided by investing activities in 2013. The net cash used in investing activities in 2014 was mainly attributable to the purchase of fixed assets.

Financing activities

Net cash used in financing activities for the year ended December 31, 2015 was $0 as compared to $0 net cash used in financing activities in 2014. There was no redemption of preferred stock in 2015.

Net cash used in financing activities for the year ended December 31, 2014 was $0 as compared to $1,000,000 net cash used in financing activities in 2013. There was no redemption of preferred stock in 2014.

Research and Development, Patents and Licenses, Etc.

We do not engage in any significant research and development activities, nor do we own any intellectual property.

Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events during the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations in respect of operating leases as of December 31, 2015.

Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	-	-	-	-	-
Total	$-	-	-	-	-

Safe Harbor

See the section headed “Forward-Looking Information.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

NAME	AGE	POSITION
Li Shuangqing	62	Chief Executive Officer and Chairman
Jian Ping Huang	56	Director
May Huang	48	Director
Kerry Propper	42	Director
George Kaufman	41	Director

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

Other than described above, no family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Compensation

In 2015, we paid an aggregate of $13,939 in salary to our directors and senior management as a group. None of our directors or senior management received any equity awards, including options, restricted stock or other equity incentives in 2015. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

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

Employees

As of December 31, 2015, we had only one employee. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. In the past, we entered into a standard employment agreement and a confidentiality agreement with our employees and we believe our relationship with our employees was good. Our employee is not represented by any collective bargaining agreements or labor unions.

Share Ownership

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 25, 2016, by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.  The address of each of the persons set forth below is in care of the Company, 9 Dong San Huan Zhong Lu, Suite 1101, Chaoyang District, Beijing, 100020, People’s Republic of China.

Name and Address of Beneficial Owner	Office, if any	Title of Class	Amount and Nature of Beneficial Ownership(1)	% of Class(2)
Officers and Directors
Li Shuangqing	Chief Executive Officer and Chairman	Ordinary Shares, $0.0001 par value	-	-
Jian Ping Huang	Director	Ordinary Shares, $0.0001 par value	-	-
May Huang	Director	Ordinary Shares, $0.0001 par value	-	-
Kerry Propper (3)	Director	Ordinary Shares, $0.0001 par value	1,319,664	1.6%
George Kaufman	Director	Ordinary Shares, $0.0001 par value	-	-
All officers and directors as a group (5 persons named above)		Ordinary Shares, $0.0001 par value	1,319,664	1.6%
5% Security Holders

Platinum Partners Value 152 W 57th St 54th Floor New York, NY 10019 (4)		Ordinary Shares, $0.0001 par value	9,043,366	10.4%
South Ferry #2 LP One State Street New York, NY 10004 (5)		Ordinary Shares, $0.0001 par value	12,558,625	14.5%
Atlas Master Fund 135 E 57th Street New York, NY 10022 (6)		Ordinary Shares, $0.0001 par value	5,426,029	6.3%
AQR Capital Management LLC 233 E 69th Street #6J New York, NY 10021		Ordinary Shares, $0.0001 par value	6,099,409	7.2%

* Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	As of April 25, 2016, a total of 83,158,778 of our ordinary shares are outstanding pursuant to SEC Rule 13d-3(d)(1). Ordinary shares that may be acquired by an individual or group within 60 days, pursuant to the exercise of warrants or options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the above table.

(3)	Includes 898,729 Ordinary Shares held by Chardan Capital Markets LLC. Mr. Propper is the CEO of Chardan Capital Markets LLC and holds voting and dispositive over such Ordinary Shares.

(4)	Includes 1,424,412 Ordinary Shares underlying Preferred Shares held by Platinum Partners Value.

(5)	Includes 1,438,656 Ordinary Shares underlying Preferred Shares held by South Ferry #2 LP.

(6)	Includes 854,647 Ordinary Shares underlying Preferred Shares held by Atlas Master Fund.

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

Major Shareholders

Please refer to Item 6, “Directors, Senior Management and Employees — Share Ownership.”

Related Party Transactions

A related party transaction is any transaction between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

There were no such related party transactions throughout the fiscal year 2015, and until the date of this annual report, except for the following:

Amounts due to related parties consist of advances made to the Company or payments made behalf on the Company to finance development stage activities and other costs. The amounts due to related parties for such advances were non-interest bearing and had no stated repayment terms. Amounts due to related parties for such advances totaled $59,750 as of December 31, 2015 and 2014.

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

In addition to attempts at negotiations directly with Shanxi TV, Yellow River JV filed an application for arbitration with CIETAC in October 2011.  Shanxi TV filed its response in January 2012, and has since challenged CIETAC’s jurisdiction over the dispute, though in March 2012, subsequently withdrew the application. Since the submission of the application for arbitration, two hearings have been held, and CEITAC initially indicated that it would render a decision by August 21, 2102.  However, this deadline has been extended on three separate occasions.  For strategic purposes, Yellow River JV submitted a withdrawal application to CERTAC on February 17, 2013 and CEITAC rendered a withdrawal decision on March 18, 2013.  On January 20, 2014, Yellow River JV filed two applications for arbitration with CIETAC in an attempt to resolve the aforementioned disputes.

On March 15, 2016, CIETAC issued two final arbitral awards. Among others, the arbitral tribunal found that because Shanxi TV unilaterally terminated the cooperation agreement, it must pay RMB 45 million for damages as claimed by Yellow River JV. In addition, Shanxi TV’s termination of the cooperation agreement essentially resulted in its material breach of the asset transfer agreement with Yellow River JV and as a result, Shanxi TV is responsible to return RMB 45 million to Yellow River JV that it paid to Shanxi TV. CIETAC further approved of a RMB 0.8 million attorney fee and a RMB115,084.3 arbitration fee against Shanxi TV. The payment of the above fees should be made by Shanxi TV within 30 days after the issuance of the arbitral awards. As of the date of this report, Shanxi TV has not made the payment. We intend to make every effort to collect the awards.

If the Company is successful in enforcing the arbitral awards and receiving all of the RMB 90 million from Shanxi TV, a portion of the funds will be used to redeem all or a portion of the Class A Preferred Shares that remain outstanding at such time. However there is no guarantee that we will be able to secure the payment of part or all of the RMB 90 million by Shanxi TV.

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

The following table provides the high and low closing bid prices for our ordinary shares and warrants for the periods indicated below, as reported by www.quotemedia.com. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Ordinary Shares		Warrants
	High	Low	High	Low
Annual Market Prices
2010	1.15	0.12	0.07	0.00
2011	0.25	0.01	-	-
2012	0.07	0.02	-	-
2013	0.05	0.01	-	-
2014	0.32	0.01	-	-
2015	0.12	0.01	-	-

Quarterly Market Prices
1st Quarter 2014	0.01	0.01	-	-
2nd Quarter 2014	0.32	0.01	-	-
3rd Quarter 2014	0.08	0.01	-	-
4th Quarter 2014	0.03	0.02	-	-
1st Quarter 2015	0.05	0.01	-	-
2nd Quarter 2015	0.05	0.02	-	-
3rd Quarter 2015	0.02	0.02	-	-
4th Quarter 2015	0.12	0.01	-	-
1st Quarter 2016	0.05	0.04	-	-

Monthly Market Prices			-	-
November 2015	0.01	0.01	-	-
December 2015	0.12	0.01	-	-
January 2016	0.05	0.05	-	-
February 2016	0.05	0.04	-	-
March 2016	0.04	0.04	-	-
April 2016 (through April 25, 2016)	0.04	0.03	-	-

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

Register

We were incorporated in the BVI on April 17, 2008 under the BVI Business Companies Act, 2004, or the Act.  Our amended and restated memorandum of association authorizes the issuance of a maximum of 550,000,000 shares with a par value of US$0.0001 each divided into the following classes of shares: (a) 500,000,000 ordinary shares of US$0.0001 par value each (the "Ordinary Shares"); and (b) 50,000,000 preferred shares of US$0.0001 par value each, of which 16,000,000 (the "Class A Preferred Shares") shall be designated as Class A Preferred Shares of US$0.0001 par value each. Our board of directors or shareholders may from time to time by the consent of the majority of our board of directors or the consent of the majority of our shareholders increase the maximum number of shares we are authorized to issue, by amendment to our amended and restated memorandum and articles of association.

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

Taxation in Hong Kong

Hong Kong profits tax is chargeable on income arising in or derived from trade or business carried out in Hong Kong at a rate of 16.5%. Our Hong Kong subsidiary has not carried out any business operation in Hong Kong and no profits tax is chargeable to our subsidiary.

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

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have identified certain material weaknesses in connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2015, and have thus concluded that our internal controls over financial reporting were not effective. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. This material weakness and control deficiency identified primarily related to absence of a Chief Financial Officer with appropriate level of technical accounting knowledge, experience, and training in the application of U.S. GAAP. Also, the Company did not have a proper segregation of duties in certain areas of its financial reporting process.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment we determined that, as of December 31, 2015, our internal control over financial reporting was not effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by UHY Vocation HK CPA Limited, our independent registered public accounting firm, for the fiscal years ended December 31, 2015 and 2014.

	Fiscal Year Ended December 31,
	2015	2014
Audit Fees	$15,000	$20,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
	15,000	20,000

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

ITEM 18.   FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 begins on page F-1 of this annual report.

ITEM 19.   EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company [incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
2.1	Specimen Ordinary Share Certificate [incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
2.2	Form of Debenture [incorporated by reference to Exhibit 99.4 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.1	Securities Purchase Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.2	Amendatory Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.3 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.3	Security Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.5 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.4	Guaranty dated April 13, 2010 [incorporated by reference to Exhibit 99.6 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.5	Exchange and Amendatory Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.6 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.6	Form of Lock-up Agreement between Alyst Acquisition Corp., the Company and each of Kerry Propper, MediaInv. and Li Shuangqing [incorporated by reference to Exhibit C to the Company’s Report on Form 6-K, filed July 2, 2009 (SEC File No. 001-34395)]
4.7	Form of Service Agreement between Advertising Networks Ltd. and Li Shuangqing [incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.8	Framework Agreement between Advertising Networks Ltd. and China Yellow River Television Station, dated January 26, 2008 [incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.9	Supplementary Agreement between China Yellow River Television Station and Advertising Networks Ltd., dated May 22, 2008 [incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.10	Exclusive Services Agreement between Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd and Taiyuan Advertising Networks Advertising Co., Ltd, dated July 17, 2008 [incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.11	Exclusive Cooperation Agreement between China Yellow River Television Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., dated July 17, 2008 [incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.12	Asset Transfer Agreement between China Yellow River Television Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., dated July 17, 2008 [incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.13	Equity Joint Venture Contract between China Yellow River Television Station and Advertising Networks Ltd., dated May 23, 2008 [incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.14	Framework Agreement between Advertising Networks Limited and Kunming Television Station, dated February 23, 2008, incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026).
4.15	Supplementary Agreement between Kunming Television Station and Advertising Networks Limited, dated May 23, 2008 [incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.16	Exclusive Services Agreement between Kunming Taishi Information Cartoon Co., Ltd. and Kunming Kaishi Advertising Co., Ltd., dated August 6, 2008 [incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.17	Exclusive Cooperation Agreement between Kunming Television Station and Kunming Taishi Information Cartoon Co., Ltd., dated August 6, 2008 [incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.18	Asset Transfer Agreement between Kunming Television Station and Kunming Taishi Information Cartoon Co., Ltd., dated August 11, 2008 [incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.19	Equity Joint Venture Contract between Kunming Television Station and Advertising Networks Ltd., dated May 14, 2008 [incorporated by reference to Exhibit 10.20 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.20	Form of 2008 Omnibus Securities and Incentive Plan [incorporated by reference to Annex H of the Company’s proxy statement/prospectus included in the Registration Statement on Form S-4 (SEC File No. 333-157026)]
8.1	List of the Company’s subsidiaries*
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101	Interactive data files pursuant to Rule 405 of Regulation S-T*

*Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2016	CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

/s/ Li Shuangqing
Li Shuangqing
Chief Executive Officer

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD

We have audited the accompanying consolidated balance sheets of China Networks International Holdings, Ltd (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Networks International Holdings, Ltd as of December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Notes 1 and 4, the Company has limited operations and did not generate any revenue for each of the years in the three-year period ended December 31, 2015. This condition raises substantial doubt about China Networks International Holdings Ltd’s ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ UHY VOCATION HK CPA LIMITED

Certified Public Accountants

Hong Kong, the People’s Republic of China, April 29, 2016

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2015	2014
ASSETS

CURRENT ASSETS
Cash	$183,097	$304,955

TOTAL ASSETS	$183,097	$304,955

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Other payable	$1,169,513	$935,038
Accrued liabilities	15,915	28,830
Due to related parties	59,750	59,750
Payable to TV station	1,207,773	1,281,133
TOTAL LIABILITIES	2,452,951	2,304,751

EQUITY
China Networks International Holdings, Ltd. equity:
Class A Preferred Shares at $0.0005 par value; (50,000,000 shares authorized, 4,689,506 shares issued and outstanding at December 31, 2015 and 2014; liquidation preference of $4,689,506)	2,345	2,345
Common stock at $0.0001 par value; (500,000,000 shares authorized, 83,158,778 shares issued and outstanding at December 31, 2015, and 83,158,778 shares issued at December 31, 2014)	8,318	8,318
Additional paid-in capital	26,124,907	26,124,907
Accumulated deficit	(30,497,901)	(30,155,935)
Accumulated other comprehensive income	1,012,914	941,006

Total shareholders' equity	(3,349,417)	(3,079,359)

Non-controlling interest	1,079,563	1,079,563

Total equity	(2,269,854)	(1,999,796)

TOTAL LIABILITIES AND EQUITY	$183,097	$304,955

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF Operations AND COMPREHENSIVE LOSS

	December 31,	December 31,	December 31,
	2015	2014	2013

OPERATING EXPENSES
General and administrative expense	$107,988	$285,783	$530,998
	107,988	285,783	530,998

LOSS FROM OPERATIONS	(107,988)	(285,783)	(530,998)

OTHER INCOME/(EXPENSE)
Interest income	497	1,110	2,530
	497	1,110	2,530

INCOME TAX	-	-	-

NET LOSS	(107,491)	(284,673)	(528,468)

Less: Net loss/(income) attributable to the non-controlling interest	-	-	14,037

NET LOSS ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.	$(107,491)	$(284,673)	$(514,431)

Dividend on preferred stock	(234,475)	(234,475)	(85,234)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	71,908	(119,072)	97,921
COMPREHENSIVE LOSS	$(270,058)	$(638,220)	$(501,744)

Basic and diluted loss per common share	$(0.003)	$(0.008)	$(0.01)
Weighted average shares outstanding	83,173,778	83,173,778	83,109,978

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Non-controlling
	Shares	Amount	Shares	Amount	capital	Deficit	(Loss)/Income	Interest	Total
Balance at January 1, 2013	5,689,503	2,845	83,109,978	8,318	27,124,407	(29,037,122)	962,157	1,083,073	143,678
Early redemption of preferred stock	(1,000,000)	(500)	-	-	(999,500)	-	-	-	(1,000,000)
Foreign currency translation adjustment	-	-	-	-	-	-	97,921	10,527	108,448
Dividend on preferred stock	-	-	-	-	-	(85,234)	-	-	(85,234)
Net loss	-	-	-	-	-	(514,431)	-	(14,037)	(528,468)
Balance at December 31, 2013	4,689,503	2,345	83,109,978	8,318	26,124,907	(29,636,787)	1,060,078	1,079,563	(1,361,576)
Foreign currency translation adjustment	-	-	-	-	-	-	(119,072)	-	(119,072)
Cancellation of put option	-	-	(30,000)	-	-	-	-	-	-
Reversal of cancellation of shares	-	-	78,800	-	-	-	-	-	-
Dividend on preferred stock	-	-	-	-	-	(234,475)	-	-	(234,475)
Net loss	-	-	-	-	-	(284,673)	-	-	(284,673)
Balance at December 31, 2014	4,689,503	2,345	83,158,778	8,318	26,124,907	(30,155,935)	941,006	1,079,563	(1,999,796)
Foreign currency translation adjustment	-	-	-	-	-	-	71,908	-	71,908
Cancellation of put option	-	-	-	-	-	-	-	-	-
Reversal of cancellation of shares	-	-	-	-	-	-	-	-	-
Dividend on preferred stock	-	-	-	-	-	(234,475)	-	-	(234,475)
Net loss	-	-	-	-	-	(107,491)	-	-	(107,491)
Balance at December 31, 2015	4,689,503	2,345	83,158,778	8,318	26,124,907	(30,497,901)	1,012,914	1,079,563	(2,269,854)

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income from continuing operations	$(107,491)	$(284,673)	$(528,468)

Adjustments to reconcile net (loss)/income from operations to net cash (used in)/ provided by operating activities
Depreciation and amortization	-	373	5,264
Impairment loss on receivables	-	83,410	-
Write off of property and equipment	-	3,384	-
Accrued dividend	-	-	85,233

Changes in assets and liabilities
Other receivable and prepaid expense	-	-	(56,696)
Accrued liabilities	(14,024)	(168,720)	(93,774)

Net cash (used in)/provided by operating activities	(121,515)	(366,226)	(588,441)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	-	(882)	-
Net proceeds from disposal of subsidiaries	-	-	111,368
Net cash (used in)/provided by investing activities	-	(882)	111,368

CASH FLOWS FROM FINANCING ACTIVITIES
Redemption of Preferred Stock	-	-	(1,000,000)
Net cash used in financing activities	-	-	(1,000,000)

NET INCREASE/(DECREASE) IN CASH	(121,515)	(367,108)	(1,477,073)

EXCHANGE RATE EFFECT ON CASH	(343)	8,985	22,420

CASH - BEGINNING OF PERIOD	304,955	663,078	2,117,731

CASH - END OF PERIOD	$183,097	$304,955	$663,078

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

The Company does not directly or indirectly have an equity interest in Beijing Guangwang Hetong Advertising & Media Co., Ltd., (Hetong), however Advertising Networks Ltd., (ANT), a limited liability company incorporated in Hong Kong on November 21, 2007, is a wholly owned subsidiary of China Networks, has entered into a series of contractual arrangements with Hetong and its shareholders. As a result of the following contractual arrangements, the Company controls and is considered the primary beneficiary of Hetong. These arrangements include the following:

●	The stockholders of Hetong have jointly granted ANT an exclusive and irrevocable option to purchase all or part of their equity interests in Hetong at any time, and this option may only be terminated by mutual consent or at the direction of ANT.

●	Without ANT’s consent, the stockholders of Hetong may not (i) transfer or pledge their equity interests in Hetong, (ii) receive any dividends, loan interest or other benefits from Hetong, or (iii) make any material adjustment or change to Hetong’s business or operations.

●	The stockholders of Hetong agreed to (i) accept the policies and guidelines furnished by ANT with respect to the hiring and dismissal of employees, or the operational management and financial system of Hetong, and (ii) appoint the candidates recommended by ANT as directors of Hetong.

●	Each stockholder of Hetong has appointed ANT’s designee as their attorneys-in-fact to exercise all its voting rights as stockholders of Hetong, until 2037.

Each stockholder of Hetong has pledged all of its respective equity interests in Hetong to Guangwang Tonghe Technology Consulting (Beijing) Co. Ltd., (WFOE), a wholly-owned subsidiary of ANT in the PRC, to secure the payment obligations of Hetong under certain contractual arrangements between Hetong and WFOE. This pledge is effective until the later of the (i) date on which the last surviving of the Exclusive Service Agreements, the Loan Agreement and the Equity Option Agreement terminates and (ii) date on which all outstanding secured obligations are paid in full or otherwise satisfied. Each of these agreements are subject to customary termination provisions; however, the WFOE may terminate the Exclusive Services Agreement at any time upon 30 days’ notice to Hetong.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION (Cont’d)

The accompanying financial statements include the accounts of CNIH, China Networks and its wholly owned subsidiary Advertising Networks Ltd. (“ANT”) and Guangwang Tonghe Technology Consulting (Beijing) Co. Ltd. (WFOE). ANT’s accounts include the accounts of its joint-ventures with the PRC TV Station, Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd (“Taiyuan JV”), as a result of ANT’s effective control of these entities through the composition of the board of directors. As a result of contractual arrangements with Beijing Guangwang Hetong Advertising and Media Co., Ltd. (“Hetong”) and its shareholders, the Company (through ANT) controls and is considered the primary beneficiary of Hetong, and, accordingly, consolidates the accounts of Hetong in its financial statements.

Hetong is a variable interest entity (VIE) as defined by under FASB ASC 810.

Below is the condensed consolidated financial information of Hetong. All significant intercompany accounts, transactions and cash flows are eliminated on consolidation.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION (Cont’d)

BEIJING GUANGWANG HETONG ADVERTISING AND MEDIA CO., LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2015	December 31, 2014
ASSETS
Total Current Assets	$4,225,226	$4,514,107
Total Assets	$4,225,226	$4,514,107

LIABILITIES AND STOCKHOLDERS' EQUITY
Total Current Liabilities	$2,445,076	$2,597,621
Total Liabilities	2,445,076	2,597,621

Total Equity	1,780,150	1,916,486
Total Liabilities and Stockholders' Equity	$4,225,226	$4,514,107

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31, 2015	For the year ended December 31, 2014
OPERATING EXPENSES
General and administrative expense	$26,585	$61,929
	26,585	61,929
LOSS FROM OPERATIONS	(26,585)	(61,929)
OTHER INCOME/(EXPENSE)
Interest income	41	194
	(26,544)	(61,735)
INCOME TAX	-	-
NET LOSS	$(26,544)	$(61,735)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2015	For the year ended December 31, 2014
Net cash generated from/(used in) operating activities	$151,836	(40,568)
Effect of foreign exchange rate changes	(184,847)	(11,776)
CASH - BEGINNING OF PERIOD	99,711	152,055
CASH - END OF PERIOD	$66,700	99,711

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

Establishment of Trustee Company. In August 2008, Hetong, the trustee company, established two domestic advertising companies with Kunming TV Station and YR TV Station, under the respective name of Kunming Taishi Advertising Co., Ltd. (“Kunming Ad Co.”) and Taiyuan Guangwang Hetong Advertising Co., Ltd. (“Taiyuan Ad Co.”) (Kunming Ad Co. and Taiyuan Ad Co. are collectively referred to as the “JV Ad Cos”). Hetong is 100% owned by two PRC nationals, who are the trustees.

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

Accordingly, all the assets and liabilities as affected by the arbitration were grouped together under heading “Receivables from YR TV Station” in note 4 and “Payables to YR TV Station” in note 7.

Going Concern. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company did not generate any revenue during the three-year period ended December 31, 2015 and had net cash used in operating activities for each of those years, which have had a significant adverse impact on its business and continue to negatively impact its projected future liquidity. The Company’s ability to continue as a going concern is dependent on many factors, including, among other things, the outcome of the YR TV Station litigation as described above, and sourcing new stream of revenue and operations. The Company also plans to settle the accrued dividend by issuance of pay-in-kind shares to preferred shareholders. The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. In addition, the Company may wish to selectively pursue possible acquisitions of businesses complementary to those of the Company in the future in order to expand its presence in the marketplace and achieve operating efficiencies. The Company expects to seek to obtain additional funding through a bank credit facility or private equity. There can be no assurance as to the availability or terms upon which such financing and capital might be available. If the Company is successful in enforcing the arbitral awards and receiving all of the RMB 90 million (approximately $13,859,800) from Shanxi TV, a portion of the funds will be used to redeem all or a portion of the Class A Preferred Shares that remain outstanding at such time.

note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Basis of presentation – The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Principles of consolidation – The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

Valuation of long-lived assets– The Company follows Accounting Standards Codification (“ASC”) 360, “Property, Plant and Equipment”. The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

note 2 – Basis of Presentation and Summary of Significant Accounting Policies (CONT’D)

Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Please read Note 4 – “Receivables and Other Assets from YR TV Station under Arbitration for a discussion of impairment charges the Company recognized in 2011 related to our investment in YR JV and YR Ad Co.

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

For certain financial instruments, including cash, dividend payable, accrued liabilities, due to related parties and payable to TV station, it was assumed that the carrying amounts approximate fair value because of the near term maturities of such obligations.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

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

Income taxes – Alyst was subject to US federal, New York State and New York City taxes prior to the redomestication to the BVI through a merger with CNIH. China Networks was originally incorporated in the Cayman Islands and subsequently reincorporated in the BVI. China Networks is not subject to income taxes under the current laws of the Cayman Islands or BVI. PRC entities are subject to the PRC Enterprise Income tax at the applicable rates on taxable income at the commencement of operations.

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

Foreign Currency – The functional currency of each foreign operation is the local currency. The consolidated financial statements of the Company are presented in United States Dollars (“US$”). Transactions in foreign currencies during the year are translated into US$ at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies on the balance sheet date are translated into US$ at the exchange rates prevailing on that date. Gains and losses on foreign currency transactions (if any) are included in the statement of operations.

The JV Tech Cos and JV Ad Cos translate their assets and liabilities into US$ at the current exchange rate at the end of the reporting period. Revenues and expenses are translated into US$ using the average exchange rate during the period. Gains and losses that result from the translation are included in other comprehensive income/loss.

Earnings per Common Share – The Company follows ASC 260, Earnings per Share, resulting in the presentation of basic and diluted earnings per share. Diluted earnings per common share assume that outstanding common shares were increased by shares convertible from preferred stock. Since the Company’s common stock equivalents are not dilutive for the year ended December 31, 2015 and 2014, the basic and diluted earnings per share for those periods are the same.

Use of estimates – The preparation of the Company’s financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to valuation of program rights and intangible assets, preferred stock valuation, discount on promissory notes, allowance for uncollectible accounts receivable, depreciation, useful lives of property, taxes, and contingencies. These estimates may be adjusted as more current information becomes available and any adjustment could be significant. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

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

The Company accounts for and discloses events that occur after the balance sheet but before financial statements are issued or are available to be issued through December 31, 2015.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – NON-CONTROLLING INTERESTS

The Company accounts for non-controlling interests in accordance with FASB ASC 810, Consolidation, which requires: (i) ownership interests in subsidiaries held by parties other than the parent to be clearly identified, labeled, and presented in the consolidated statements of financial position within equity, but separate from the parent's equity; (ii) the amount of consolidated net income (loss) attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statements of operations; (iii) changes in a parent's ownership interests that do not result in deconsolidation to be accounted for as equity transactions; and (iv) that a parent recognize a gain or loss in net income upon deconsolidation of a subsidiary, with any retained non-controlling equity investment in the former subsidiary initially measured at fair value.

The non-controlling interest for the Company as at December 31, 2015 represented YR TV Station’s share in Taiyuan Ad Co. and Taiyuan JV. Subject to the matters as discussed in note 1 above, there is no operation and losses incurred after the termination of the agreement, hence, there is no non-controlling interest allocated to the non-controlling shareholder. The non-controlling interest is $1,079,563 as of December 31, 2015 and 2014.

NOTE 4 – RECEIVABLES AND OTHER ASSETS FROM YR TV STATION UNDER ARBITRATION

	December 31, 2015	December 31, 2014
China YR TV Station- Loan	$751,377	$751,377
China YR TV Station- Advertising income	3,089,450	3,089,450
China YR TV Station- Others	184,457	184,457
Impairment	(4,025,284)	(4,025,284)
	$-	$-

As discussed in Note 1 Organization “Termination of Business Contract with YR TV Station”, the Company was forced to terminate cooperation with its joint venture partner, YR TV Station due to the PRC’s internal restructuring for TV broadcasting business in Shanxi Province, YR TV Station had merged with Shanxi Broadcasting Group. Beginning from December 31, 2011, the carrying value of the assets that are under arbitration is separately presented in the Balance Sheet in the caption “Receivables from YR TV Station under arbitration” and these assets are no longer depreciated.

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

On March 15, 2016, CIETAC issued two final arbitral awards. Among others, the arbitral tribunal found that because Shanxi TV unilaterally terminated the cooperation agreement, it must pay RMB 45 million (approximately $6,929,900) for damages as claimed by Yellow River JV. In addition, Shanxi TV’s termination of the cooperation agreement essentially resulted in its material breach of the asset transfer agreement with Yellow River JV and as a result, Shanxi TV is responsible to return RMB 45 million (approximately $6,929,900) to Yellow River JV that it paid to Shanxi TV. CIETAC further approved of a RMB 0.8 million (approximately $123,200) attorney fee and a RMB115,084.30 (approximately $17,700) arbitration fee against Shanxi TV. The payment of the above fees should be made by Shanxi TV within 30 days after the issuance of the arbitral awards. As of the date of this report, Shanxi TV has not made the payment. The Company intended to make every effort to collect the awards. Therefore, in the opinion of the management, no adjustment was made for the reversal of impairment during the year ended December 31, 2015.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – PROGRAM RIGHTS AND INTANGIBLE ASSETS, NET

	December 31, 2015	December 31, 2014
Program rights	$20,692	$20,692
Less: accumulated amortization	(20,692)	(20,692)
	$-	$-

Intangible assets	$7,120,088	$7,120,088
Less: accumulated amortization	(613,119)	(613,119)
Less: impairment charges	(6,506,969)	(6,506,969)
	$-	$-

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

Intangible assets are expected to be amortized on a systematic basis over the lives of the Exclusive Cooperation Agreements of 30 years for Taiyuan JV. The Company assessed the recoverability of intangible assets and due to the uncertainties on the dispute with Shanxi TV Station the Company had wholly impaired the intangible assets of $6,506,969 for the year ended December 31, 2011.

NOTE 6 – DIVIDEND PAYABLE

	December 31, 2015	December 31, 2014
Dividend Payable	$1,169,513	$935,038

The dividends for preferred shares are cumulative. Dividend payable was based on 5% annual rate of issued preferred shares.

NOTE 7 – OTHER PAYABLES TO TV STATIONS

	December 31, 2015	December 31, 2014
Other payable to Kunming TV Station	77,175	77,175
Other payable to China YR TV Station	1,130,598	1,203,958
	$1,207,773	$1,281,133

As of December 31, 2015 and 2014, other payable to Kunming Television Station represents payable of $77,175 to be paid by ANT due to the late payment of capital contribution to Kunming Tech Co.

Other payable to China YR TV Station mainly represents reimbursement of YR TV Station’s cost of purchase of TV programs and broadcasting and administrative expenses.

NOTE 8 – ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31, 2015	December 31, 2014
Business and other taxes payable	$-	$190
Accrued expenses	15,000	25,000
Accrued salary	915	3,640
	$15,915	$28,830

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – RELATED PARTY TRANSACTIONS

Due to related parties

Amounts due to related parties consist of advances made to the Company or payments made behalf on the Company to finance development stage activities and other costs. The amounts due to related parties for such advances were non-interest bearing and had no stated repayment terms. Amounts due to related parties for such advances totaled $59,750 as of December 31, 2015 and 2014.

NOTE 10 – INCOME TAX

The income tax expense in the consolidated statements of operations consisted of:

	December 31, 2015	December 31, 2014
BVI Enterprise Income Tax	$-	$-
Hong Kong Profits Tax	-	-
PRC Enterprise Income Tax	-	-
Income taxes, net	$-	$-

The enterprise income tax is reported on a separate entity basis.

BVI

China Networks Media, Ltd. was incorporated in the British Virgin Islands and is not subject to income taxes under the current laws of the British Virgin Islands.

Hong Kong

Advertising Networks Limited incorporate in Hong Kong and is subject to Hong Kong profits tax on its taxable income derived from trade or business carried out in Hong Kong at 16.5% for the years ended December 2015 and 2014. However, as the Company has not generated any revenue or income, no provision for Hong Kong profits tax has been made.

PRC

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and adjusts the carrying amount of the deferred tax assets by the valuation allowance to the extent the future realization of the deferred tax assets is not judged to be more likely than not. The Company considers many factors when assessing the likelihood of future realization of the Company’s deferred tax assets, including its recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carryforward periods available to the Company for tax reporting purposes, and other relevant factors. At December 31, 2015 and 2014, based on the weight of available evidence, the Company determined that it was unlikely that the Company’s deferred tax assets would be realized and have provided for a full valuation allowance associated with the net deferred tax assets.

	December 31, 2015	December 31, 2014
Deferred Tax Assets and Liabilities:
Net operating loss carry forwards	$154,423	$274,742
Valuation allowance	(154,423)	(274,742)
Net deferred tax assets	$-	$-

The PRC entities are subject to PRC income tax at the statutory tax rate of 25%.

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

At December 31, 2015, Company’s management considered that the Company had no uncertain tax positions that affected its consolidated financial position and results of operations or cash flow, and will continue to evaluate for the uncertain position in future.

In the year ended as at December 31, 2015, Company’s income tax is nil.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SHAREHOLDERS’ EQUITY

The Company had authorized common stocks of 500,000,000 at $0.0001 per stock. As of December 31, 2015 and 2014, the issued and outstanding of common stocks is 4,689,506. There is no issuance of common stocks during the year.

For Class A Preferred Shares, each Class A Preferred Share is convertible to one Ordinary Share and the Preferred Shares are redeemable at the Company’s option in whole or in part for an aggregate sum of $16,000,000. Each Class A Preferred Share is entitled to receive a cumulative dividend, which will be accrued at a rate of 5% per annum, and will be payable semi-annually on June 30 and December 31, and in arrears in cash or at the Company’s option, in Ordinary Shares of the Company at a 5% discount to the trailing 10-day volume-weighted average trading price of the Company’s Ordinary Shares on the principal trading market.

The Class A Preferred Shares have a liquidation preference of an aggregate of $16,000,000 upon the sale or liquidation of the Company. If the closing price of the Company’s ordinary shares on the principal trading market on which they are quoted is less than $0.50 upon the 24 month anniversary of the transaction contemplated by the Exchange Agreement, then the liquidation preference may increase by 31.25% per Class A Preferred Share and the rights to convert into ordinary shares some or all of the Class A Preferred Shares held by such holder at such holder’s option, at any time, at a ratio of one Ordinary Share for each Class A Preferred Share. There is no action taken by the preferred share stockholder. As of December 31, 2015, the liquidation preference is $4,689,506.

The number of Class A Preferred Shares outstanding as of December 31, 2015 has not been confirmed by the stock transfer agent as of date of this report. The difference in shares balance if any is considered not to be material by the management of the Company.

For the years ended December 31, 2015 and 2014, the cumulative dividend arrears were $1,169,513 and $935,038 respectively. The Company plans to settle the accrued dividend by issuance of stock to the preferred shareholder. The Company follows ASC505-10 to recognize dividend on preferred share by charged against retained earnings even if the Company has an accumulated deficit.

As of December 31, 2015 and 2014, the issued and outstanding of Class A Preferred Shares is 4,689,506. There is no redemption during the year.

NOTE 12 – CONCENTRATIONS, RISK AND UNCERTAINTIES

As at December 31, 2015, there is no accounts receivable due from customers. The Company did not have any concentrations of business for both customers and suppliers for the year ended December 31, 2015 due to the minimal operations.

Credit risk on cash and cash equivalents – The Company maintains its cash and cash equivalents in accounts with major financial institutions in the United States of America and the PRC, in the form of demand deposits and money market accounts. At December 31, 2015, the uninsured balances amounted to approximately $0.18 million. The Company has not experienced any losses on its deposits of cash and cash equivalents.

NOTE 13 – OPERATING RISK AND MARKET RISK

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

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Operating Leases

In the normal course of business, the Company leases office space under operating leases agreements. The operating lease agreements generally contain renewal options that may be exercised at the Company’s discretion after the completion of the base rental terms.

Rent expense for the year ended December 31, 2015 totaled $3,171.

The Company has no obligation under operating leases requiring minimum rentals.

NOTE 15 – PARENT ONLY FINANCIAL STATEMENTS

As of December 31, 2015, the total restricted net assets exceeded 25% percentage of the Company’s consolidated net assets. As a result, parent only financial statements are prepared as follows:

Parent Only Balance Sheets

	December 31, 2015	December 31, 2014
ASSETS

CURRENT ASSETS
Loan receivable from CNM	$2,791,304	$2,791,304
Total current assets	2,791,304	2,791,304

Investment in subsidiaries	-	-
TOTAL ASSETS	$2,791,304	$2,791,304

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Other payable	$1,184,513	$935,038
TOTAL LIABILITIES	1,184,513	935,038

EQUITY
China Networks International Holdings, Ltd. equity:
Class A Preferred Shares at $0.0005 par value; (50,000,000 shares authorized, 4,689,506 shares issued and outstanding at December 31, 2015 and 2014; liquidation preference of $4,689,506)	2,345	2,345
Common stock at $0.0001 par value; (500,000,000 shares authorized, 83,158,778 shares issued and outstanding at December 31, 2015, and 83,158,778 shares issued at December 31, 2014)	8,318	8,318
Additional paid-in capital	26,124,907	26,124,907
Accumulated deficit	(24,719,127)	(24,469,652)
Accumulated other comprehensive income	190,348	190,348
Total shareholders' equity	1,606,791	1,856,266

TOTAL LIABILITIES AND EQUITY	$2,791,304	$2,791,304

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – PARENT ONLY FINANCIAL STATEMENTS (CONT’D)

Condensed Parent Only Statements of Operations

	For the year ended December 31, 2015	For the year ended December 31, 2014

OPERATING EXPENSES
General and administrative expense	$15,000	$104
	15,000	104

LOSS FROM OPERATIONS	(15,000)	(104)

INCOME TAX	-	-

NET LOSS ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.	(15,000)	(104)

Dividend on preferred stock	(234,475)	(234,475)

COMPRHENSIVE LOSS	$(249,475)	(234,475)

Condensed Parent Only Statements of Cash Flows

	For the year ended December 31, 2015	For the year ended December 31, 2014

Net cash used in operating activities	$-	(104)

CASH - BEGINNING OF PERIOD	-	104

CASH - END OF PERIOD	$-	-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Non-cash investing and financing activities:
Cancellation of common stock subject to repurchase	$-	236,400
Relaxation of restricted cash	$-	236,400

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company [incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
2.1	Specimen Ordinary Share Certificate [incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
2.2	Form of Debenture [incorporated by reference to Exhibit 99.4 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.1	Securities Purchase Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.2	Amendatory Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.3 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.3	Security Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.5 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.4	Guaranty dated April 13, 2010 [incorporated by reference to Exhibit 99.6 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.5	Exchange and Amendatory Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.6 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.6	Form of Lock-up Agreement between Alyst Acquisition Corp., the Company and each of Kerry Propper, MediaInv. and Li Shuangqing [incorporated by reference to Exhibit C to the Company’s Report on Form 6-K, filed July 2, 2009 (SEC File No. 001-34395)]
4.7	Form of Service Agreement between Advertising Networks Ltd. and Li Shuangqing [incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.8	Framework Agreement between Advertising Networks Ltd. and China Yellow River Television Station, dated January 26, 2008 [incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.9	Supplementary Agreement between China Yellow River Television Station and Advertising Networks Ltd., dated May 22, 2008 [incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.10	Exclusive Services Agreement between Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd and Taiyuan Advertising Networks Advertising Co., Ltd, dated July 17, 2008 [incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.11	Exclusive Cooperation Agreement between China Yellow River Television Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., dated July 17, 2008 [incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.12	Asset Transfer Agreement between China Yellow River Television Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., dated July 17, 2008 [incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.13	Equity Joint Venture Contract between China Yellow River Television Station and Advertising Networks Ltd., dated May 23, 2008 [incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.14	Framework Agreement between Advertising Networks Limited and Kunming Television Station, dated February 23, 2008, incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026).
4.15	Supplementary Agreement between Kunming Television Station and Advertising Networks Limited, dated May 23, 2008 [incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.16	Exclusive Services Agreement between Kunming Taishi Information Cartoon Co., Ltd. and Kunming Kaishi Advertising Co., Ltd., dated August 6, 2008 [incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.17	Exclusive Cooperation Agreement between Kunming Television Station and Kunming Taishi Information Cartoon Co., Ltd., dated August 6, 2008 [incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]

4.18	Asset Transfer Agreement between Kunming Television Station and Kunming Taishi Information Cartoon Co., Ltd., dated August 11, 2008 [incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.19	Equity Joint Venture Contract between Kunming Television Station and Advertising Networks Ltd., dated May 14, 2008 [incorporated by reference to Exhibit 10.20 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.20	Form of 2008 Omnibus Securities and Incentive Plan [incorporated by reference to Annex H of the Company’s proxy statement/prospectus included in the Registration Statement on Form S-4 (SEC File No. 333-157026)]
8.1	List of the Company’s subsidiaries*
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101	Interactive data files pursuant to Rule 405 of Regulation S-T*

*Filed herewith.

