Form 20-F
period 2016-12-31
China Networks International Holdings Ltd
filed 2017-04-26
CIK 1443979

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2016): 83,158,778 ordinary shares.

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

 For the Fiscal Year Ended December 31, 2016

TABLE OF CONTENTS

PART I

PART II

PART III

Item 17.	Financial Statements	38
Item 18.	Financial Statements	38
Item 19.	Exhibits	38

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

●	“CNIH,” “we,” “us,” or “our,” and the “Company” are references to the combined business of China Networks International Holdings Ltd., a BVI company, and its consolidated subsidiaries and variable interest entities, including: China Networks, ANT, WFOE and Hetong;
●	“China Networks” are references to our wholly-owned subsidiary China Networks Media Ltd., a BVI company;
●	“ANT” are references to China Network’s wholly-owned subsidiary Advertising Networks Ltd., a Hong Kong company;
●	“WFOE” are references to ANT’s wholly-owned subsidiary Guangwang Tonghe Technology Consulting (Beijing) Co. Ltd., a PRC company;
●	“Hetong” are references to our variable interest entity, Beijing Guangwang Hetong Advertising & Media Co., Ltd., a PRC company;
●	“China” and “PRC,” are references to the People’s Republic of China;
●	“BVI,” are references to the British Virgin Islands;
●	“Hong Kong,” are references to the Hong Kong Special Administrative Region of China;
●	“RMB,” are references to Renminbi, the legal currency of China;
●	“U.S. dollars,” “$” and “US$,” are references to the legal currency of the United States; and
●	“Securities Act,” are references to the Securities Act of 1933, as amended, and references to “Exchange Act” are references to the Securities Exchange Act of 1934, as amended.

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

Selected Consolidated Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.” The selected consolidated statement of income data for the Company’s fiscal years ended December 31, 2016, 2015 and 2014, and the selected consolidated balance sheet data as of December 31, 2016 and 2015, have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected statement of income data for the fiscal year ended December 31, 2013 and 2012 and the balance sheet data as of December 31, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

(In thousands of U.S. Dollars, except number of shares and per share data)

	Fiscal Year Ended December 31,
	2012	2013	2014	2015	2016
Statement of Income Data:
Net Revenue	$-	$-	$-	$-	$-
Operating income (loss)	(909,729)	(530,998)	(285,783)	(107,988)	(59,322)
Net income (loss) before non-controlling interest	(4,141,618)	(528,468)	(284,673)	(107,491)	(59,047)
Net income (loss)	(4,120,829)	(514,431)	(284,673)	(107,491)	(59,047)
Weighted average ordinary shares	83,109,978	83,109,978	83,173,778	83,173,778	83,173,778
Weighted average number of diluted ordinary shares	83,109,978	83,109,978	83,173,778	83,173,778	83,173,778
Basic income (loss) per share	$(0.05)	$(0.01)	$(0.008)	(0.003)	(0.003)
Diluted income (loss) per share	$(0.05)	$(0.01)	$(0.008)	(0.003)	(0.003)

Balance Sheet Data:
Total current assets	$2,624,873	$1,115,548	$304,955	$183,097	$123,464
Total assets	2,632,224	1,118,429	304,955	183,097	123,464
Total current liabilities	2,252,146	2,243,605	2,304,751	2,452,951	2,610,773
Total liabilities	2,488,546	2,480,005	2,304,751	2,452,951	2,610,773
Non-controlling Interest	1,083,073	1,079,563	1,079,563	1,079,563	1,079,563
Shareholders’ equity (deficit)	(939,395)	(2,441,139)	(3,079,359)	(3,349,417)	(3,566,872)

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

We currently have no business operations or any revenues or earnings from operations. Neither do we have significant assets or financial resources; and we will, in all likelihood, continue to sustain operating expenses without corresponding revenues until the development of a new business plan or the consummation of a business combination. The auditor issues an audit opinion including an explanatory paragraph regarding going concern in our audited financial statements.

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

On March 15, 2016, CIETAC issued two final arbitral awards with the amount of 90 million in total.  Among others, the arbitral tribunal found that because Shanxi TV unilaterally terminated the cooperation agreement, it must pay RMB 45 million for damages as claimed by Yellow River JV.  In addition, Shanxi TV’s termination of the cooperation agreement essentially resulted in its material breach of the asset transfer agreement with Yellow River JV and as a result, Shanxi TV is responsible to return RMB 45 million to Yellow River JV that it paid to Shanxi TV.  CIETAC further ruled that Shanxi TV shall bear the RMB 0.8 million attorney fee and RMB115,084.3 arbitration fee.  The payment of the above fees was to be made by Shanxi TV within 30 days after the issuance of the arbitral awards. Shanxi TV did not make such payment, and enforcement actions were filed with a local Shanxi court in May 2016. Shanxi TV subsequently applied to the court to withdraw the arbitral awards, but the court rejected such applications in August 2016. In September 2016, Yellow River JV applied to continue the enforcement procedure. Such enforcement actions are still pending. We intend to make every effort to collect the awards.

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

On March 15, 2016, CIETAC issued two final arbitral awards with the amount of 90 million in total.  Among others, the arbitral tribunal found that because Shanxi TV unilaterally terminated the cooperation agreement, it must pay RMB 45 million for damages as claimed by Yellow River JV.  In addition, Shanxi TV’s termination of the cooperation agreement essentially resulted in its material breach of the asset transfer agreement with Yellow River JV and as a result, Shanxi TV is responsible to return RMB 45 million to Yellow River JV that it paid to Shanxi TV.  CIETAC further ruled that Shanxi TV shall bear the RMB 0.8 million attorney fee and RMB115,084.3 arbitration fee.  The payment of the above fees was to be made by Shanxi TV within 30 days after the issuance of the arbitral awards. Shanxi TV did not make such payment, and enforcement actions were filed with a local Shanxi court in May 2016. Shanxi TV subsequently applied to the court to withdraw the arbitral awards, but the court rejected such applications in August 2016. In September 2016, Yellow River JV applied to continue the enforcement procedure. Such enforcement actions are still pending. We intend to make every effort to collect the awards.

Taxation

BVI

CNIH is incorporated in the BVI. Under the current law of the BVI, CNIH is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the BVI.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax from 2008 to 2016. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

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

Results of Operations

Comparison of Fiscal Years Ended December 31, 2016 and 2015

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	Year ended December 31, 2016		Year ended December 31, 2015
	Amount	Percentage of Revenue	Amount	Percentage of Revenue

General and administrative expenses	(59,322)	-	(107,988)	-

(Loss) from operations	(59,322)	-	(107,988)	-

Interest income	275	-	497	-
(Loss) before income tax and non-controlling interests	(59,047)	-	(107,491)	-

General and Administrative Expenses.  General and administrative expenses include salaries and benefits for our employees, as well as costs and expenses associated with office, utilities, transportation, travel and other costs and expenses related to legal, accounting and other costs associated with regulatory filings. The general and administrative expense for 2016 was $59,322, a decrease of $48,666 or 45%, as compared to $107,988 in 2015.  The decrease is primarily as a result of no operation in 2016.

Interest Income.  Interest income in 2016 was $275 compared with $497 in 2015. The decrease in interest income is due to the lower average daily balance of the bank deposit in 2016.

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

The Company accounts for and discloses events that occur after the balance sheet but before financial statements are issued or are available to be issued through December 31, 2016.

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

As of December 31, 2016, we had cash and cash equivalents of $123,464. The decrease in cash primarily as a result of the reduction of business activities resulted from the disposal of investment projects, thus no cash been generated from the business.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report. To date, we have financed our operations primarily through cash flows from operations, augmented by short-term bank borrowings and equity contributions by our shareholders.

(All amounts in thousands of U.S. dollars)

	Year Ended December 31,
	2016	2015	2014
Net cash (used in) operating activities	$(59,047)	$(121,515)	$(366,226)
Net cash provided by (used in) investing activities	-	-	(882)
Net cash (used in) financing activities	-	-	-
Net Increase (decrease) in Cash and Cash Equivalents	(59,047)	(121,515)	(367,108)
Effects of Exchange Rate Change in Cash	(586)	(343)	8,985
Cash and Cash Equivalent at Beginning of the Year	183,097	304,955	663,078
Cash and Cash Equivalent at End of the Year	123,464	183,097	304,955

Operating activities

Net cash used in operating activities was $59,047 for the year ended December 31, 2016, as compared to $121,515 used in operating activities during 2015. The amount is insignificant because there were limited operations during the year.

Net cash used in operating activities was $121,515 for the year ended December 31, 2015, as compared to $366,226 used in operating activities during 2014. The amount is insignificant because there were limited operations during the year.

Investing activities

Net cash provided by investing activities for the year ended December 31, 2016 was $0, as compared to $0 net cash provided by investing activities in 2015. Due to the disposal of the investment projects and limited operations, there was no investing activities been carried out during 2016.

Net cash provided by investing activities for the year ended December 31, 2015 was $0, as compared to $882 net cash provided by investing activities in 2014. The net cash used in investing activities in 2014 was mainly attributable to the purchase of fixed assets.

Financing activities

Net cash used in financing activities for the year ended December 31, 2016 was $0 as compared to $0 net cash used in financing activities in 2015. There was no redemption of preferred stock in 2015 and 2016.

Net cash used in financing activities for the year ended December 31, 2015 was $0 as compared to $0 net cash used in financing activities in 2014. There was no redemption of preferred stock in 2014.

Research and Development, Patents and Licenses, Etc.

We do not engage in any significant research and development activities, nor do we own any intellectual property.

Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events during the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations in respect of operating leases as of December 31, 2016.

Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	-	-	-	-	-
Total	$-	-	-	-	-

Safe Harbor

See the section headed “Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

NAME	AGE	POSITION
Li Shuangqing	63	Chief Executive Officer, Acting Chief Financial Officer and Chairman
Jian Ping Huang	57	Director
May Huang	49	Director
Kerry Propper	43	Director
George Kaufman	42	Director

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

Compensation

In 2016, we paid an aggregate of $0 in salary to our directors and senior management as a group. None of our directors or senior management received any equity awards, including options, restricted stock or other equity incentives in 2016. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

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

Employees

As of December 31, 2016, we had no employee. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. In the past, we entered into a standard employment agreement and a confidentiality agreement with our employees and we believe our relationship with our employees was good. Our employee is not represented by any collective bargaining agreements or labor unions.

Share Ownership

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 24, 2017, by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.  The address of each of the persons set forth below is in care of the Company, 9 Dong San Huan Zhong Lu, Suite 1101, Chaoyang District, Beijing, 100020, People’s Republic of China.

Name and Address of Beneficial Owner	Office, if any	Title of Class	Amount and Nature of Beneficial Ownership(1)	% of Class(2)
Officers and Directors
Li Shuangqing	Chief Executive Officer, Acting Chief Financial Officer and Chairman	Ordinary Shares, $0.0001 par value	-	-
Jian Ping Huang	Director	Ordinary Shares, $0.0001 par value	-	-
May Huang	Director	Ordinary Shares, $0.0001 par value	-	-
Kerry Propper (3)	Director	Ordinary Shares, $0.0001 par value	3,606,942	4.3%
George Kaufman	Director	Ordinary Shares, $0.0001 par value	-	-
All officers and directors as a group (5 persons named above)		Ordinary Shares, $0.0001 par value	3,606,942	4.3%
5% Security Holders

Platinum Partners Value 152 W 57th St 54th Floor New York, NY 10019 (4)		Ordinary Shares, $0.0001 par value	7,618,954	9.2%
South Ferry #2 LP One State Street New York, NY 10004 (5)		Ordinary Shares, $0.0001 par value	11,119,969	13.4%
Atlas Master Fund 135 E 57th Street New York, NY 10022 (6)		Ordinary Shares, $0.0001 par value	4,571,382	5.5%
AQR Capital Management LLC 233 E 69th Street #6J(7) New York, NY 10021		Ordinary Shares, $0.0001 par value	6,099,409	7.3%

* Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	As of April 24, 2017, a total of 83,158,778 of our ordinary shares are outstanding pursuant to SEC Rule 13d-3(d)(1). Ordinary shares that may be acquired by an individual or group within 60 days, pursuant to the exercise of warrants or options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the above table.

(3)	Includes 3,186,007 Ordinary Shares held by Chardan Capital Markets LLC. Mr. Propper is the CEO of Chardan Capital Markets LLC and holds voting and dispositive over such Ordinary Shares.

(4)	Not includes 919,510 Ordinary Shares underlying Preferred Shares held by Platinum Partners Value.

(5)	Not includes 928,705 Ordinary Shares underlying Preferred Shares held by South Ferry #2 LP.

(6)	Not includes 551,706 Ordinary Shares underlying Preferred Shares held by Atlas Master Fund.

(7)	Based on a Schedule 13G/A filed on February 13, 2017, by AQR Capital Management, LLC, AQR Capital Management Hold ings, LLC and CNH Partners, LLC, in which the reporting persons disclosed that AQR Capital Management, LLC is a wholly owned subsidiary of AQR Capital Management Holdings, LLC. CNH Partners is deemed to be controlled by AQR Capital Management, LLC.

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

There were no such related party transactions throughout the fiscal year 2016, and until the date of this annual report, except for the following:

Amounts due to related parties consist of advances made to the Company or payments made behalf on the Company to finance development stage activities and other costs. The amounts due to related parties for such advances were non-interest bearing and had no stated repayment terms. Amounts due to related parties for such advances totaled $59,750 as of December 31, 2016 and 2015.

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

On March 15, 2016, CIETAC issued two final arbitral awards with the amount of 90 million in total.  Among others, the arbitral tribunal found that because Shanxi TV unilaterally terminated the cooperation agreement, it must pay RMB 45 million for damages as claimed by Yellow River JV.  In addition, Shanxi TV’s termination of the cooperation agreement essentially resulted in its material breach of the asset transfer agreement with Yellow River JV and as a result, Shanxi TV is responsible to return RMB 45 million to Yellow River JV that it paid to Shanxi TV.  CIETAC further ruled that Shanxi TV shall bear the RMB 0.8 million attorney fee and RMB115,084.3 arbitration fee.  The payment of the above fees was to be made by Shanxi TV within 30 days after the issuance of the arbitral awards. Shanxi TV did not make such payment, and enforcement actions were filed with a local Shanxi court in May 2016. Shanxi TV subsequently applied to the court to withdraw the arbitral awards, but the court rejected such applications in August 2016. In September 2016, Yellow River JV applied to continue the enforcement procedure. Such enforcement actions are still pending. We intend to make every effort to collect the awards.

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

	Ordinary Shares		Warrants
	High	Low	High	Low
Annual Market Prices
2011	0.25	0.01	-	-
2012	0.07	0.02	-	-
2013	0.05	0.01	-	-
2014	0.32	0.01	-	-
2015	0.12	0.01	-	-
2016	0.05	0.025

Quarterly Market Prices
1st Quarter 2015	0.05	0.01	-	-
2nd Quarter 2015	0.05	0.02	-	-
3rd Quarter 2015	0.02	0.02	-	-
4th Quarter 2015	0.12	0.01	-	-
1st Quarter 2016	0.05	0.04	-	-
2nd Quarter 2016	0.04	0.0346	-	-
3rd Quarter 2016	0.0346	0.0346	-	-
4th Quarter 2016	0.0346	0.025	-	-
1st Quarter 2017	0.0365	0.025

Monthly Market Prices			-	-
November 2016	0.03	0.03	-	-
December 2016	0.03	0.025	-	-
January 2017	0.025	0.025	-	-
February 2017	0.025	0.025	-	-
March 2017	0.0365	0.025	-	-
April 2017 (through April 24, 2017)	0.0365	0.0365	-	-

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

Evaluation of Disclosure Controls and Procedures

We have identified certain material weaknesses in connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2016, and have thus concluded that our internal controls over financial reporting were not effective. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. This material weakness and control deficiency identified primarily related to absence of a Chief Financial Officer with appropriate level of technical accounting knowledge, experience, and training in the application of U.S. GAAP. Also, the Company did not have a proper segregation of duties in certain areas of its financial reporting process.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment we determined that, as of December 31, 2016, our internal control over financial reporting was not effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by UHY Vocation HK CPA Limited, our independent registered public accounting firm, for the fiscal years ended December 31, 2016 and 2015.

	Fiscal Year Ended December 31,
	2016	2015
Audit Fees	$15,000	$15,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
	15,000	15,000

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

The full text of our audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 begins on page F-1 of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company [incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
2.1	Specimen Ordinary Share Certificate [incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
2.2	Form of Debenture [incorporated by reference to Exhibit 99.4 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.1	Securities Purchase Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.2	Amendatory Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.3 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.3	Security Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.5 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.4	Guaranty dated April 13, 2010 [incorporated by reference to Exhibit 99.6 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.5	Exchange and Amendatory Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.6 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.6	Form of Lock-up Agreement between Alyst Acquisition Corp., the Company and each of Kerry Propper, MediaInv. and Li Shuangqing [incorporated by reference to Exhibit C to the Company’s Report on Form 6-K, filed July 2, 2009 (SEC File No. 001-34395)]
4.7	Form of Service Agreement between Advertising Networks Ltd. and Li Shuangqing [incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.8	Framework Agreement between Advertising Networks Ltd. and China Yellow River Television Station, dated January 26, 2008 [incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.9	Supplementary Agreement between China Yellow River Television Station and Advertising Networks Ltd., dated May 22, 2008 [incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.10	Exclusive Services Agreement between Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd and Taiyuan Advertising Networks Advertising Co., Ltd, dated July 17, 2008 [incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.11	Exclusive Cooperation Agreement between China Yellow River Television Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., dated July 17, 2008 [incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.12	Asset Transfer Agreement between China Yellow River Television Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., dated July 17, 2008 [incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.13	Equity Joint Venture Contract between China Yellow River Television Station and Advertising Networks Ltd., dated May 23, 2008 [incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.14	Framework Agreement between Advertising Networks Limited and Kunming Television Station, dated February 23, 2008, incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026).
4.15	Supplementary Agreement between Kunming Television Station and Advertising Networks Limited, dated May 23, 2008 [incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.16	Exclusive Services Agreement between Kunming Taishi Information Cartoon Co., Ltd. and Kunming Kaishi Advertising Co., Ltd., dated August 6, 2008 [incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.17	Exclusive Cooperation Agreement between Kunming Television Station and Kunming Taishi Information Cartoon Co., Ltd., dated August 6, 2008 [incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.18	Asset Transfer Agreement between Kunming Television Station and Kunming Taishi Information Cartoon Co., Ltd., dated August 11, 2008 [incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.19	Equity Joint Venture Contract between Kunming Television Station and Advertising Networks Ltd., dated May 14, 2008 [incorporated by reference to Exhibit 10.20 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.20	Form of 2008 Omnibus Securities and Incentive Plan [incorporated by reference to Annex H of the Company’s proxy statement/prospectus included in the Registration Statement on Form S-4 (SEC File No. 333-157026)]
8.1	List of the Company’s subsidiaries*
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*
12.2	Certification of Acting Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Acting Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101	Interactive data files pursuant to Rule 405 of Regulation S-T*

*Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 26, 2017	CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

/s/ Li Shuangqing
Li Shuangqing
Chief Executive Officer

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD

We have audited the accompanying consolidated balance sheets of China Networks International Holdings, Ltd (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Networks International Holdings, Ltd as of December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Notes 1 and 4, the Company has limited operations and did not generate any revenue for each of the years in the three-year period ended December 31, 2016. This condition raises substantial doubt about China Networks International Holdings Ltd’s ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ UHY VOCATION HK CPA LIMITED

Certified Public Accountants

Hong Kong, the People’s Republic of China,

April 26, 2017

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2016	2015
ASSETS

CURRENT ASSETS
Cash	$123,464	$183,097

TOTAL ASSETS	$123,464	$183,097

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Dividend payable	$1,403,988	$1,169,513
Accrued liabilities	15,857	15,915
Due to related parties	59,750	59,750
Payable to TV station	1,131,178	1,207,773
Total current liabilities	2,610,773	2,452,951

TOTAL LIABILITIES	2,610,773	2,452,951

STOCKHOLDERS' DEFICIT
Class A Preferred Shares at $0.0005 par value; (50,000,000 shares authorized, 4,689,506 shares issued and outstanding at December 31, 2016 and 2015; liquidation preference of $4,689,506)	2,345	2,345
Common stock at $0.0001 par value; (500,000,000 shares authorized, 83,158,778 shares issued and outstanding at December 31, 2016, and 83,158,778 shares issued at December 31, 2015)	8,318	8,318
Additional paid-in capital	26,124,907	26,124,907
Accumulated deficit	(30,791,423)	(30,497,901)
Accumulated other comprehensive income	1,088,981	1,012,914

Total China Networks International Holdings Ltd.' deficit	(3,566,872)	(3,349,417)

Non-controlling interest	1,079,563	1,079,563

Total stockholders' deficit	(2,487,309)	(2,269,854)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$123,464	$183,097

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF Operations AND COMPREHENSIVE LOSS

	December 31,	December 31,	December 31,
	2016	2015	2014

OPERATING EXPENSES
General and administrative expense	$59,322	$107,988	$285,783
	59,322	107,988	285,783

LOSS FROM OPERATIONS	(59,322)	(107,988)	(285,783)

OTHER INCOME
Interest income	275	497	1,110
	275	497	1,110

INCOME TAX	-	-	-

NET LOSS	(59,047)	(107,491)	(284,673)

Less: Net loss/(income) attributable to the non-controlling interest	-	-	-

NET LOSS ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.	$(59,047)	$(107,491)	$(284,673)

Dividend on preferred stock	(234,475)	(234,475)	(234,475)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	76,067	71,908	(119,072)
COMPREHENSIVE LOSS ALLOCATED TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.	$(217,455)	$(270,058)	$(638,220)

NET LOSS ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
Per common stock - Basic and Diluted	$(0.003)	$(0.003)	$(0.008)
Weighted average shares outstanding	83,173,778	83,173,778	83,173,778

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

							Accumulated
	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Other omprehensive	Non-controlling
	Shares	Amount	Shares	Amount	capital	Deficit	Income	Interest	Total
Balance at January 1, 2014	4,689,503	2,345	83,109,978	8,318	26,124,907	(29,636,787)	1,060,078	1,079,563	(1,361,576)
Foreign currency translation adjustment	-	-	-	-	-	-	(119,072)	-	(119,072)
Cancellation of put option	-	-	(30,000)	-	-	-	-	-	-
Reversal of cancellation of shares	-	-	78,800	-	-	-	-	-	-
Dividend on preferred stock	-	-	-	-	-	(234,475)	-	-	(234,475)
Net loss	-	-	-	-	-	(284,673)	-	-	(284,673)
Balance at December 31, 2014	4,689,503	2,345	83,158,778	8,318	26,124,907	(30,155,935)	941,006	1,079,563	(1,999,796)
Foreign currency translation adjustment	-	-	-	-	-	-	71,908	-	71,908
Dividend on preferred stock	-	-	-	-	-	(234,475)	-	-	(234,475)
Net loss	-	-	-	-	-	(107,491)	-	-	(107,491)
Balance at December 31, 2015	4,689,503	2,345	83,158,778	8,318	26,124,907	(30,497,901)	1,012,914	1,079,563	(2,269,854)
Foreign currency translation adjustment	-	-	-	-	-	-	76,067	-	76,067
Dividend on preferred stock	-	-	-	-	-	(234,475)	-	-	(234,475)
Net loss	-	-	-	-	-	(59,047)	-	-	(59,047)
Balance at December 31, 2016	4,689,503	2,345	83,158,778	8,318	26,124,907	(30,791,423)	1,088,981	1,079,563	(2,487,309)

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss from continuing operations	$(59,047)	$(107,491)	$(284,673)

Adjustments to reconcile net loss from operations to net cash used in operating activities
Depreciation and amortization	-	-	373
Impairment loss on receivables	-	-	83,410
Write off of property and equipment	-	-	3,384

Changes in assets and liabilities
Accrued liabilities	-	(14,024)	(168,720)

Net cash used in operating activities	(59,047)	(121,515)	(366,226)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	-	-	(882)
Net cash used in investing activities	-	-	(882)

NET DECREASE IN CASH	(59,047)	(121,515)	(367,108)

EXCHANGE RATE EFFECT ON CASH	(586)	(343)	8,985

CASH - BEGINNING OF PERIOD	$183,097	$304,955	$663,078

CASH - END OF PERIOD	$123,464	$183,097	$304,955

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

The accompanying financial statements include the accounts of CNIH, China Networks, its wholly owned subsidiary Advertising Networks Ltd. (“ANT”) and Guangwang Tonghe Technology Consulting (Beijing) Co., Ltd (“WFOE”). ANT’s accounts include the accounts of its joint-ventures with the PRC TV Station, Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd (“Taiyuan JV”), as a result of ANT’s effective control of these entities through the composition of the board of directors. As a result of contractual arrangements with Beijing Guangwang Hetong Advertising and Media Co., Ltd. (“Hetong”) and its shareholders, the Company (through ANT) controls and is considered the primary beneficiary of Hetong, and, accordingly, consolidates the accounts of Hetong in its financial statements.

Hetong is a variable interest entity (VIE) as defined by under FASB ASC 810.

Below is the condensed consolidated financial information of Hetong. All significant intercompany accounts, transactions and cash flows are eliminated on consolidation.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION (Cont’d)

BEIJING GUANGWANG HETONG ADVERTISING AND MEDIA CO., LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2016	December 31, 2015

ASSETS
Total Current Assets	$3,954,810	$4,225,226
Total Assets	$3,954,810	$4,225,226

LIABILITIES AND STOCKHOLDERS' EQUITY
Total Current Liabilities	$2,288,792	$2,445,076
Total Liabilities	2,288,792	2,445,076
Total Equity	1,666,018	1,780,150
Total Liabilities and Stockholders' Equity	$3,954,810	$4,225,226

CONDENSED CONSOLIDATED statementS of operations

	For the year ended	For the year ended
	December 31, 2016	December 31, 2015
OPERATING EXPENSES
General and administrative expense	$362	$26,585
	362	26,585
LOSS FROM OPERATIONS	(362)	(26,585)

OTHER INCOME/(EXPENSE)
Interest income	4	41
	(358)	(26,544)
INCOME TAX	-	-
NET LOSS	$(358)	$(26,544)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2016	For the year ended December 31, 2015

Net cash generated from/(used in) operating activities	$(313)	$151,836
Effect of foreign exchange rate changes	(4,341)	(184,847)

CASH - BEGINNING OF PERIOD	66,700	99,711

CASH - END OF PERIOD	$62,046	$66,700

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

Going Concern. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company did not generate any revenue during the three-year period ended December 31, 2016 and had net cash used in operating activities for each of those years, which have had a significant adverse impact on its business and continue to negatively impact its projected future liquidity. The Company’s ability to continue as a going concern is dependent on many factors, including, among other things, the outcome of the YR TV Station litigation as described above, and sourcing new stream of revenue and operations. The Company also plans to settle the accrued dividend by issuance of pay-in-kind shares to preferred shareholders. The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. In addition, the Company may wish to selectively pursue possible acquisitions of businesses complementary to those of the Company in the future in order to expand its presence in the marketplace and achieve operating efficiencies. The Company expects to seek to obtain additional funding through a bank credit facility or private equity. There can be no assurance as to the availability or terms upon which such financing and capital might be available. If the Company is successful in enforcing the arbitral awards and receiving all of the RMB 90 million (approximately $13,859,800) from Shanxi TV, a portion of the funds will be used to redeem all or a portion of the Class A Preferred Shares that remain outstanding at such time.

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

Earnings per Common Share – The Company follows ASC 260, Earnings per Share, resulting in the presentation of basic and diluted earnings per share. Diluted earnings per common share assume that outstanding common shares were increased by shares convertible from preferred stock. Since the Company’s common stock equivalents are not dilutive for the year ended December 31, 2016 and 2015, the basic and diluted earnings per share for those periods are the same.

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

The Company accounts for and discloses events that occur after the balance sheet but before financial statements are issued or are available to be issued through December 31, 2016.

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

The non-controlling interest for the Company as at December 31, 2016 represented YR TV Station’s share in Taiyuan Ad Co. and Taiyuan JV. Subject to the matters as discussed in note 1 above, there is no operation and losses incurred after the termination of the agreement, hence, there is no non-controlling interest allocated to the non-controlling shareholder. The non-controlling interest is $1,079,563 as of December 31, 2016 and 2015.

NOTE 4 –RECEIVABLES AND OTHER ASSETS FROM YR TV STATION UNDER ARBITRATION

	December 31, 2016	December 31, 2015

China YR TV Station- Loan	$751,377	$751,377
China YR TV Station- Advertising income	3,089,450	3,089,450
China YR TV Station- Others	184,457	184,457
Impairment	(4,025,284)	(4,025,284)
	$-	$-

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

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On March 15, 2016, CIETAC issued two final arbitral awards with the amount of 90 million in total. Among others, the arbitral tribunal found that because Shanxi TV unilaterally terminated the cooperation agreement, it must pay RMB 45 million (approximately $6,929,900) for damages as claimed by Yellow River JV. In addition, Shanxi TV’s termination of the cooperation agreement essentially resulted in its material breach of the asset transfer agreement with Yellow River JV and as a result, Shanxi TV is responsible to return RMB 45 million (approximately $6,929,900) to Yellow River JV that it paid to Shanxi TV. CIETAC further approved of a RMB 0.8 million (approximately $123,200) attorney fee and a RMB115,084.30 (approximately $17,700) arbitration fee against Shanxi TV. The payment of the above fees should be made by Shanxi TV within 30 days after the issuance of the arbitral awards. As of the date of this report, Shanxi TV has not made the payment, and enforcement actions were filed with a local Shanxi court in May 2016. Shanxi TV subsequently applied to the court to withdraw the arbitral awards, but the court rejected such applications in August 2016. In September 2016, Yellow River JV applied to continue the enforcement procedure. Such enforcement actions are still pending. Therefore, in the opinion of the management, no adjustment was made for the reversal of impairment during the year ended December 31, 2016.

NOTE 5 – PROGRAM RIGHTS AND INTANGIBLE ASSETS, NET

	December 31, 2016	December 31, 2015

Program rights	$20,692	$20,692
Less: accumulated amortization	(20,692)	(20,692)
	$-	$-

Intangible assets	$7,120,088	$7,120,088
Less: accumulated amortization	(613,119)	(613,119)
Less: impairment charges	(6,506,969)	(6,506,969)
	$-	$-

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

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – DIVIDEND PAYABLE

	December 31, 2016	December 31, 2015

Dividend Payable	$1,403,988	$1,169,513

The dividends for preferred shares are cumulative. Dividend payable was based on 5% annual rate of issued preferred shares.

NOTE 7 – OTHER PAYABLES TO TV STATIONS

	December 31, 2016	December 31, 2015

Other payable to Kunming TV Station	77,175	77,175
Other payable to China YR TV Station	1,054,003	1,130,598
	$1,131,178	$1,207,773

As of December 31, 2016 and 2015, other payable to Kunming Television Station represents payable of $77,175 to be paid by ANT due to the late payment of capital contribution to Kunming Tech Co.

Other payable to China YR TV Station mainly represents reimbursement of YR TV Station’s cost of purchase of TV programs and broadcasting and administrative expenses.

NOTE 8 – ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31, 2016	December 31, 2015

Accrued expenses	$15,000	$15,000
Accrued salary	857	915
	$15,857	$15,915

NOTE 9 – RELATED PARTY TRANSACTIONS

Due to related parties

Amounts due to related parties consist of advances made to the Company or payments made behalf on the Company to finance development stage activities and other costs. The amounts due to related parties for such advances were non-interest bearing and had no stated repayment terms. Amounts due to related parties for such advances totaled $59,750 as of December 31, 2016 and 2015.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INCOME TAX

The income tax expense in the consolidated statements of operations consisted of:

	December 31, 2016	December 31, 2015

BVI Enterprise Income Tax	$-	$-
Hong Kong Profits Tax	-	-
PRC Enterprise Income Tax	-	-
Income taxes, net	$-	$-

The enterprise income tax is reported on a separate entity basis.

BVI

China Networks International Holdings, Ltd. and China Networks Media, Ltd. were incorporated in the British Virgin Islands and is not subject to income taxes under the current laws of the British Virgin Islands.

Hong Kong

Advertising Networks Limited incorporate in Hong Kong and is subject to Hong Kong profits tax on its taxable income derived from trade or business carried out in Hong Kong at 16.5% for the years ended December 2016 and 2015. However, as the Company has not generated any revenue or income, no provision for Hong Kong profits tax has been made.

PRC

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and adjusts the carrying amount of the deferred tax assets by the valuation allowance to the extent the future realization of the deferred tax assets is not judged to be more likely than not. The Company considers many factors when assessing the likelihood of future realization of the Company’s deferred tax assets, including its recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carryforward periods available to the Company for tax reporting purposes, and other relevant factors. At December 31, 2016 and 2015, based on the weight of available evidence, the Company determined that it was unlikely that the Company’s deferred tax assets would be realized and have provided for a full valuation allowance associated with the net deferred tax assets.

	December 31, 2016	December 31, 2015

Deferred Tax Assets and Liabilities:
Net operating loss carry forwards	$73,323	$154,423
Valuation allowance	(73,323)	(154,423)
Net deferred tax assets	$-	$-

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

At December 31, 2016, Company’s management considered that the Company had no uncertain tax positions that affected its consolidated financial position and results of operations or cash flow, and will continue to evaluate for the uncertain position in future.

For the years ended as at December 31, 2016 and 2015, Company’s income tax is nil and nil, respectively.

NOTE 11 – SHAREHOLDERS’ EQUITY

The Company had authorized common stocks of 500,000,000 at $0.0001 per stock. As of December 31, 2016 and 2015, the issued and outstanding of common stocks is 83,158,778. There is no issuance of common stocks during the year of 2016 and 2015.

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

The Class A Preferred Shares have a liquidation preference of an aggregate of $16,000,000 upon the sale or liquidation of the Company. If the closing price of the Company’s ordinary shares on the principal trading market on which they are quoted is less than $0.50 upon the 24 month anniversary of the transaction contemplated by the Exchange Agreement, then the liquidation preference may increase by 31.25% per Class A Preferred Share and the rights to convert into ordinary shares some or all of the Class A Preferred Shares held by such holder at such holder’s option, at any time, at a ratio of one Ordinary Share for each Class A Preferred Share. There is no action taken by the preferred share stockholder. As of December 31, 2016, the liquidation preference is $4,689,506.

The number of Class A Preferred Shares outstanding as of December 31, 2016 has not been confirmed by the stock transfer agent as of date of this report. The difference in shares balance if any is considered not to be material by the management of the Company.

For the years ended December 31, 2016 and 2015, the cumulative dividend arrears were $1,403,988 and $1,169,513 respectively. The Company plans to settle the accrued dividend by issuance of stock to the preferred shareholder. The Company follows ASC505-10 to recognize dividend on preferred share by charged against retained earnings even if the Company has an accumulated deficit.

As of December 31, 2016 and 2015, the issued and outstanding of Class A Preferred Shares is 4,689,506. There is no redemption during the year.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – CONCENTRATIONS, RISK AND UNCERTAINTIES

As at December 31, 2016, there is no accounts receivable due from customers. The Company did not have any concentrations of business for both customers and suppliers for the year ended December 31, 2016 due to the minimal operations.

Credit risk on cash and cash equivalents – The Company maintains its cash and cash equivalents in accounts with major financial institutions in the United States of America and the PRC, in the form of demand deposits and money market accounts. At December 31, 2016, the uninsured balances amounted to approximately $0.12 million. The Company has not experienced any losses on its deposits of cash and cash equivalents.

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

Rent expense for the year ended December 31, 2016 is nil.

The Company has no obligation under operating leases requiring minimum rentals.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – PARENT ONLY FINANCIAL STATEMENTS

As of December 31, 2016, the total restricted net assets exceeded 25% percentage of the Company’s consolidated net assets. As a result, parent only financial statements are prepared as follows:

Parent Only Balance Sheets

	December 31,	December 31,
	2016	2015
ASSETS

CURRENT ASSETS
Loan receivable from CNM	$2,791,304	$2,791,304
Total current assets	2,791,304	2,791,304

TOTAL ASSETS	$2,791,304	$2,791,304

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Other payable	$1,418,988	$1,184,513
TOTAL LIABILITIES	1,418,988	1,184,513

EQUITY
Class A Preferred Shares at $0.0005 par value; (50,000,000 shares authorized, 4,689,506 shares issued and outstanding at December 31, 2016 and 2015; liquidation preference of $4,689,506)	2,345	2,345
Common stock at $0.0001 par value; (500,000,000 shares authorized, 83,158,778 shares issued and outstanding at December 31, 2016, and 83,158,778 shares issued at December 31, 2015)	8,318	8,318
Additional paid-in capital	26,124,907	26,124,907
Accumulated deficit	(24,953,602)	(24,719,127)
Accumulated other comprehensive income	190,348	190,348
Total shareholders' equity	1,372,316	1,606,791

TOTAL LIABILITIES AND EQUITY	$2,791,304	$2,791,304

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – PARENT ONLY FINANCIAL STATEMENTS (CONT’D)

Condensed Parent Only Statements of Operations

	For the year ended	For the year ended
	December 31, 2016	December 31, 2015

OPERATING EXPENSES
General and administrative expense	$-	$15,000
	-	15,000

LOSS FROM OPERATIONS	-	(15,000)

INCOME TAX	-	-

NET LOSS ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.	-	(15,000)

Dividend on preferred stock	(234,475)	(234,475)

COMPREHENSIVE LOSS	$(234,475)	$(234,475)

Condensed Parent Only Statements of Cash Flows

	For the year ended December 31, 2016	For the year ended December 31, 2015

Net cash used in operating activities	-	$-

CASH - BEGINNING OF PERIOD	-	-

CASH - END OF PERIOD	-	$-

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company [incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
2.1	Specimen Ordinary Share Certificate [incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
2.2	Form of Debenture [incorporated by reference to Exhibit 99.4 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.1	Securities Purchase Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.2	Amendatory Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.3 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.3	Security Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.5 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.4	Guaranty dated April 13, 2010 [incorporated by reference to Exhibit 99.6 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.5	Exchange and Amendatory Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.6 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.6	Form of Lock-up Agreement between Alyst Acquisition Corp., the Company and each of Kerry Propper, MediaInv. and Li Shuangqing [incorporated by reference to Exhibit C to the Company’s Report on Form 6-K, filed July 2, 2009 (SEC File No. 001-34395)]
4.7	Form of Service Agreement between Advertising Networks Ltd. and Li Shuangqing [incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.8	Framework Agreement between Advertising Networks Ltd. and China Yellow River Television Station, dated January 26, 2008 [incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.9	Supplementary Agreement between China Yellow River Television Station and Advertising Networks Ltd., dated May 22, 2008 [incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.10	Exclusive Services Agreement between Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd and Taiyuan Advertising Networks Advertising Co., Ltd, dated July 17, 2008 [incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.11	Exclusive Cooperation Agreement between China Yellow River Television Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., dated July 17, 2008 [incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.12	Asset Transfer Agreement between China Yellow River Television Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., dated July 17, 2008 [incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.13	Equity Joint Venture Contract between China Yellow River Television Station and Advertising Networks Ltd., dated May 23, 2008 [incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.14	Framework Agreement between Advertising Networks Limited and Kunming Television Station, dated February 23, 2008, incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026).
4.15	Supplementary Agreement between Kunming Television Station and Advertising Networks Limited, dated May 23, 2008 [incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.16	Exclusive Services Agreement between Kunming Taishi Information Cartoon Co., Ltd. and Kunming Kaishi Advertising Co., Ltd., dated August 6, 2008 [incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.17	Exclusive Cooperation Agreement between Kunming Television Station and Kunming Taishi Information Cartoon Co., Ltd., dated August 6, 2008 [incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.18	Asset Transfer Agreement between Kunming Television Station and Kunming Taishi Information Cartoon Co., Ltd., dated August 11, 2008 [incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.19	Equity Joint Venture Contract between Kunming Television Station and Advertising Networks Ltd., dated May 14, 2008 [incorporated by reference to Exhibit 10.20 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.20	Form of 2008 Omnibus Securities and Incentive Plan [incorporated by reference to Annex H of the Company’s proxy statement/prospectus included in the Registration Statement on Form S-4 (SEC File No. 333-157026)]
8.1	List of the Company’s subsidiaries*
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*
12.2	Certification of Acting Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Acting Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101	Interactive data files pursuant to Rule 405 of Regulation S-T*

*Filed herewith.