Form 20-F
period 2017-12-31
China Networks International Holdings Ltd
filed 2018-04-23
CIK 1443979

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2017): 83,158,778 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer  ☐      Accelerated Filer   ☐           Non-Accelerated Filer  ☒        Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17  ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☒ No ☐

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

Annual Report on Form 20-F

 For the Fiscal Year Ended December 31, 2017

PART I

PART II

PART III

Item 17.	Financial Statements	39
Item 18.	Financial Statements	39
Item 19.	Exhibits	39

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

●	“CNIH,” “we,” “us,” or “our,” and the “Company” are references to the combined business of China Networks International Holdings Ltd., a BVI company, and its consolidated subsidiaries and variable interest entities, including: China Networks, ANT, WFOE and Hetong;
●	“China Networks” are references to our wholly-owned subsidiary China Networks Media Ltd., a BVI company;
●	“ANT” are references to China Network’s wholly-owned subsidiary Advertising Networks Ltd., a Hong Kong company;
●	“WFOE” are references to ANT’s wholly-owned subsidiary Guangwang Tonghe Technology Consulting (Beijing) Co. Ltd., a PRC company;
●	“Hetong” are references to our variable interest entity, Beijing Guangwang Hetong Advertising & Media Co., Ltd., a PRC company;
●	“China” and “PRC,” are references to the People’s Republic of China;
●	“BVI,” are references to the British Virgin Islands;
●	“Hong Kong,” are references to the Hong Kong Special Administrative Region of China;
●	“RMB,” are references to Renminbi, the legal currency of China;
●	“U.S. dollars,” “$” and “US$,” are references to the legal currency of the United States; and
●	“Securities Act,” are references to the Securities Act of 1933, as amended, and references to “Exchange Act” are references to the Securities Exchange Act of 1934, as amended.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Selected Consolidated Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of income data for the Company’s fiscal years ended December 31, 2017, 2016 and 2015, and the selected consolidated balance sheet data as of December 31, 2017 and 2016, have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected statement of income data for the fiscal year ended December 31, 2014 and 2013 and the balance sheet data as of December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

(In thousands of U.S. Dollars, except number of shares and per share data)

	Fiscal Year Ended December 31,
	2013	2014	2015	2016	2017
Statement of Income Data:
Net Revenue	$-	$-	$-	$-	$-
Operating income (loss)	(530,998)	(285,783)	(107,988)	(59,322)	(52,579)
Net income (loss) before non-controlling interest	(528,468)	(284,673)	(107,491)	(59,047)	(52,412)
Net income (loss)	(514,431)	(284,673)	(107,491)	(59,047)	(52,412)
Weighted average ordinary shares	83,109,978	83,173,778	83,173,778	83,173,778	83,173,778
Weighted average number of diluted ordinary shares	83,109,978	83,173,778	83,173,778	83,173,778	83,173,778
Basic income (loss) per share	$(0.01)	$(0.008)	$(0.003)	(0.003)	(0.004)
Diluted income (loss) per share	$(0.01)	$(0.008)	$(0.003)	(0.003)	(0.004)

Balance Sheet Data:
Total current assets	$1,115,548	$304,955	$183,097	$123,464	$71,109
Total assets	1,118,429	304,955	183,097	123,464	71,109
Total current liabilities	2,243,605	2,304,751	2,452,951	2,610,773	2,914,449
Total liabilities	2,480,005	2,304,751	2,452,951	2,610,773	2,914,449
Non-controlling Interest	1,079,563	1,079,563	1,079,563	1,079,563	1,079,563
Shareholders’ equity (deficit)	(2,441,139)	(3,079,359)	(3,349,417)	(3,566,872)	(3,922,903)

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

US federal income tax reform could have unforeseen effects on our financial condition and results of operations.

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Tax Cuts and Jobs Act”), which significantly changed U.S. tax law. The Tax Cuts and Jobs Act significantly modified the U.S. Internal Revenue Code by, among other things, reducing the statutory U.S. federal corporate income tax rate from 35% to 21% for taxable years beginning after December 31, 2017; limiting and/or eliminating many business deductions; migrating the U.S. to a territorial tax system with a one-time transition tax on a mandatory deemed repatriation of previously deferred foreign earnings of certain foreign subsidiaries; subject to certain limitations, generally eliminating U.S. corporate income tax on dividends from foreign subsidiaries; and providing for new taxes on certain foreign earnings. We are still in the process of analyzing the Tax Cuts and Jobs Act and its possible effects on us. The impact of this tax reform on holders of our ordinary shares is uncertain and could be adverse. In addition, the actual impact of the Tax Cuts and Jobs Act on us may differ from our estimates, and we may update the provisional amount upon obtaining, preparing or analyzing additional information, based on our review of future regulations or guidance issued by the U.S. Department of the Treasury, and specific actions we may take in the future.

Our ordinary shares are quoted on the OTC Pink which may have an unfavorable impact on our stock price and liquidity.

Our ordinary shares are quoted on the OTC Pink. The OTC Pink is a significantly more limited market than the New York Stock Exchange or Nasdaq system. The quotation of our shares on the OTC Pink may result in a less liquid market available for existing and potential shareholders to trade shares of our ordinary shares, could depress the trading price of our ordinary shares and could have a long-term adverse impact on our ability to raise capital in the future.

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

On March 15, 2016, CIETAC issued two final arbitral awards with the amount of RMB 90 million in total. Among others, the arbitral tribunal found that because Shanxi TV unilaterally terminated the cooperation agreement, it must pay RMB 45 million for damages as claimed by Yellow River JV. In addition, Shanxi TV’s termination of the cooperation agreement essentially resulted in its material breach of the asset transfer agreement with Yellow River JV and as a result, Shanxi TV is responsible to return RMB 45 million to Yellow River JV that it paid to Shanxi TV. CIETAC further ruled that Shanxi TV shall bear the RMB 0.8 million attorney fee and RMB115,084.3 of arbitration fee. The payment of the above fees was ordered to be made by Shanxi TV within 30 days after the issuance of the arbitral awards. Shanxi TV did not make such payment, and enforcement actions were filed with a local Shanxi court in May 2016. Shanxi TV subsequently applied to the court to withdraw the arbitral awards, but the court rejected such applications in August 2016. In September 2016, Yellow River JV applied to continue the enforcement procedure. On May 8, 2017, Taiyuan Intermediate People’s Court rendered a ruling rejecting to enforce the arbitral awards and thus the enforcement of the arbitral awards has been suspended. Yellow River JV subsequently submitted applications to the Supreme People’s Court of the People’s Republic of China, the Shanxi High Court and the local Shanxi Procuratorate to supervise the enforcement proceeding and correct the local Shanxi Court’s ruling. Yellow River JV has not received a formal reply or decision from the aforementioned authorities. We intend to make every effort to collect the awards.

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

If management determines that it is in the best interests of the Company and its shareholders to enter into a business combination, we will not be restricted in our search for business combination candidates to any particular geographical area, industry or industry segment, and may enter into a combination with a private business engaged in any line of business. Management’s discretion is, as a practical matter, unlimited in the selection of a combination candidate.

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

On March 15, 2016, CIETAC issued two final arbitral awards with the amount of RMB 90 million in total.  Among others, the arbitral tribunal found that because Shanxi TV unilaterally terminated the cooperation agreement, it must pay RMB 45 million for damages as claimed by Yellow River JV.  In addition, Shanxi TV’s termination of the cooperation agreement essentially resulted in its material breach of the asset transfer agreement with Yellow River JV and as a result, Shanxi TV is responsible to return RMB 45 million to Yellow River JV that it paid to Shanxi TV.  CIETAC further ruled that Shanxi TV shall bear the RMB 0.8 million attorney fee and RMB115,084.3 of arbitration fee.  The payment of the above fees was ordered to be made by Shanxi TV within 30 days after the issuance of the arbitral awards. Shanxi TV did not make such payment, and enforcement actions were filed with a local Shanxi court in May 2016. Shanxi TV subsequently applied to the court to withdraw the arbitral awards, but the court rejected such applications in August 2016. In September 2016, Yellow River JV applied to continue the enforcement procedure. On May 8, 2017, Taiyuan Intermediate People’s Court rendered a ruling rejecting to enforce the arbitral awards and thus the enforcement of the arbitral awards has been suspended. Yellow River JV subsequently submitted applications to the Supreme People’s Court of the People’s Republic of China, the Shanxi High Court and the local Shanxi Procuratorate to supervise the enforcement proceeding and correct the local Shanxi Court’s ruling. Yellow River JV has not received a formal reply or decision from the aforementioned authorities. We intend to make every effort to collect the awards.

Taxation

BVI

CNIH is incorporated in the BVI. Under the current law of the BVI, CNIH is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the BVI.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax from 2008 to 2017. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

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

Results of Operations

Comparison of Fiscal Years Ended December 31, 2017 and 2016

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	Year ended December 31, 2017		Year ended December 31, 2016
	Amount	Percentage of Revenue	Amount	Percentage of Revenue

General and administrative expenses	(52,579)	-	(59,322)	-

(Loss) from operations	(52,579)	-	(59,322)	-

Interest income	167	-	275	-
(Loss) before income tax and non-controlling interests	(52,412)	-	(59,047)	-

General and Administrative Expenses.   General and administrative expenses include salaries and benefits for our employees, as well as costs and expenses associated with office, utilities, transportation, travel and other costs and expenses related to legal, accounting and other costs associated with regulatory filings. The general and administrative expense for 2017 was $52,579, a decrease of $6,743 or 11.4%, as compared to $59,322 in 2016.  The decrease is primarily as a result of no operation in 2017.

Interest Income.  Interest income in 2017 was $167 compared with $275 in 2016. The decrease in interest income is due to the lower average daily balance of the bank deposit in 2017.

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

Recently Issued Accounting Standards

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606), which amends certain aspects of the FASB’s and International Accounting Standards Board’s new revenue standard, ASU 2014-09. The standard should be adopted concurrently with the adoption of ASU 2014-09, which is effective for annual and interim periods beginning after December 15, 2017. Early adoption is permitted. The Company evaluates that the adoption of this standard did not have a material effect on the Company’s consolidated financial statements as the Company has no revenue earned.

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

As of December 31, 2017, we had cash and cash equivalents of $71,109. The decrease in cash primarily as a result of the reduction of business activities resulted from the disposal of investment projects, thus no cash been generated from the business.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report. To date, we have financed our operations primarily through cash flows from operations, augmented by short-term bank borrowings and equity contributions by our shareholders.

(All amounts in thousands of U.S. dollars)

	Year Ended December 31,
	2017	2016	2015
Net cash (used in) operating activities	$(52,412)	$(59,047)	$(121,515)
Net cash provided by (used in) investing activities	-	-	-
Net cash (used in) financing activities	-	-	-
Net Increase (decrease) in Cash and Cash Equivalents	(52,412)	(59,047)	(121,515)
Effects of Exchange Rate Change in Cash	57	(586)	(343)
Cash and Cash Equivalent at Beginning of the Year	123,464	183,097	304,955
Cash and Cash Equivalent at End of the Year	71,109	123,464	183,097

Operating activities

Net cash used in operating activities was $52,412 for the year ended December 31, 2017, as compared to $59,047 used in operating activities during 2016. The amount is insignificant because there were limited operations during the year.

Net cash used in operating activities was $59,047 for the year ended December 31, 2016, as compared to $121,515 used in operating activities during 2015. The amount is insignificant because there were limited operations during the year.

Investing activities

Net cash provided by investing activities for the year ended December 31, 2017 was $0, as compared to $0 net cash provided by investing activities in 2016. Due to the disposal of the investment projects and limited operations, there was no investing activities been carried out during 2017.

Net cash provided by investing activities for the year ended December 31, 2016 was $0, as compared to $0 net cash provided by investing activities in 2015. Due to the disposal of the investment projects and limited operations, there was no investing activities been carried out during 2016.

Financing activities

Net cash used in financing activities for the year ended December 31, 2017 was $0 as compared to $0 net cash used in financing activities in 2016. There was no redemption of preferred stock in 2017.

Net cash used in financing activities for the year ended December 31, 2016 was $0 as compared to $0 net cash used in financing activities in 2015. There was no redemption of preferred stock in 2015 and 2016.

Research and Development, Patents and Licenses, Etc.

We do not engage in any significant research and development activities, nor do we own any intellectual property.

Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events during the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations in respect of operating leases as of December 31, 2017.

Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	-	-	-	-	-
Total	$-	-	-	-	-

Safe Harbor

See the section headed “Forward-Looking Information.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

NAME	AGE	POSITION
Li Shuangqing	64	Chief Executive Officer, Acting Chief Financial Officer and Chairman
Jian Ping Huang	58	Director
May Huang	50	Director
Kerry Propper	44	Director
George Kaufman	43	Director

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

Jian Ping Huang. Dr. Jian Ping Huang has been our director since our merger with China Networks. He is the Chairman Emeritus and Chief Strategic Adviser of Jpigroup Inc., a company he founded in 1988. Under Dr. Huang’s advisory guidance, Jpigroup has become one of China’s major private investment and development companies that has invested and advised in the areas of manufacturing, human capital development, technologies and financial services. From 1985 and prior to founding Jpigroup, Dr. Huang worked for the Government of China in the former Ministry of Foreign Economic Relations and Trade and during this time, he was very active and instrumental in helping formulate some of China’s first open door strategies and reform plans, especially in the area of international investment and trade. Dr. Huang is also a director of China Gerui Advanced Materials Group Limited, and a member of that company’s audit committee. Dr. Huang holds a Ph.D. in economics from the University of International Business and Economics in Beijing, where he now concurrently holds a Professorship in Finance.

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

Compensation

In 2017, we paid an aggregate of $0 in salary to our directors and senior management as a group. None of our directors or senior management received any equity awards, including options, restricted stock or other equity incentives in 2017. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

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

Employees

As of December 31, 2017, we had no employee. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. In the past, we entered into a standard employment agreement and a confidentiality agreement with our employees and we believe our relationship with our employees was good. Our employee is not represented by any collective bargaining agreements or labor unions.

Share Ownership

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 17, 2018, by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.  The address of each of the persons set forth below is in care of the Company, 9 Dong San Huan Zhong Lu, Suite 1101, Chaoyang District, Beijing, 100020, People’s Republic of China.

Name and Address of Beneficial Owner	Office, if any	Title of Class	Amount and Nature of Beneficial Ownership(1)	% of Class(2)
Officers and Directors
Li Shuangqing	Chief Executive Officer, Acting Chief Financial Officer and Chairman	Ordinary Shares, $0.0001 par value	-	-
Jian Ping Huang	Director	Ordinary Shares, $0.0001 par value	-	-
May Huang	Director	Ordinary Shares, $0.0001 par value	-	-
Kerry Propper (3)	Director	Ordinary Shares, $0.0001 par value	3,606,942	4.3%
George Kaufman	Director	Ordinary Shares, $0.0001 par value	-	-
All officers and directors as a group (5 persons named above)		Ordinary Shares, $0.0001 par value	3,606,942	4.3%

5% Security Holders

Platinum Partners Value 152 W 57th St 54th Floor New York, NY 10019 (4)	Ordinary Shares, $0.0001 par value	7,618,954	9.2%
South Ferry #2 LP One State Street New York, NY 10004 (5)	Ordinary Shares, $0.0001 par value	11,119,969	13.4%
Atlas Master Fund 135 E 57th Street New York, NY 10022 (6)	Ordinary Shares, $0.0001 par value	4,571,382	5.5%
AQR Capital Management LLC 233 E 69th Street #6J(7) New York, NY 10021	Ordinary Shares, $0.0001 par value	6,099,409	7.3%

* Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	As of April 17, 2018, a total of 83,158,778 of our ordinary shares are outstanding pursuant to SEC Rule 13d-3(d)(1). Ordinary shares that may be acquired by an individual or group within 60 days, pursuant to the exercise of warrants or options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the above table.

(3)	Includes 3,186,007 Ordinary Shares held by Chardan Capital Markets LLC. Mr. Propper is the CEO of Chardan Capital Markets LLC and holds voting and dispositive over such Ordinary Shares.

(4)	Not includes 919,510 Ordinary Shares underlying Preferred Shares held by Platinum Partners Value.

(5)	Not includes 928,705 Ordinary Shares underlying Preferred Shares held by South Ferry #2 LP.

(6)	Not includes 551,706 Ordinary Shares underlying Preferred Shares held by Atlas Master Fund.

(7)	Based on a Schedule 13G/A filed on February 13, 2017, by AQR Capital Management, LLC, AQR Capital Management Hold ings, LLC and CNH Partners, LLC, in which the reporting persons disclosed that AQR Capital Management, LLC is a wholly owned subsidiary of AQR Capital Management Holdings, LLC. CNH Partners is deemed to be controlled by AQR Capital Management, LLC.

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

There were no such related party transactions throughout the fiscal year 2017, and until the date of this annual report, except for the following:

Amounts due to related parties consist of advances made to the Company or payments made behalf on the Company to finance development stage activities and other costs. The amounts due to related parties for such advances were non-interest bearing and had no stated repayment terms. Amounts due to related parties for such advances totaled $59,750 as of December 31, 2017 and 2016.

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

On March 15, 2016, CIETAC issued two final arbitral awards with the amount of RMB 90 million in total.  Among others, the arbitral tribunal found that because Shanxi TV unilaterally terminated the cooperation agreement, it must pay RMB 45 million for damages as claimed by Yellow River JV.  In addition, Shanxi TV’s termination of the cooperation agreement essentially resulted in its material breach of the asset transfer agreement with Yellow River JV and as a result, Shanxi TV is responsible to return RMB 45 million to Yellow River JV that it paid to Shanxi TV.  CIETAC further ruled that Shanxi TV shall bear the RMB 0.8 million attorney fee and RMB115,084.3 of arbitration fee.  The payment of the above fees was ordered to be made by Shanxi TV within 30 days after the issuance of the arbitral awards. Shanxi TV did not make such payment, and enforcement actions were filed with a local Shanxi court in May 2016. Shanxi TV subsequently applied to the court to withdraw the arbitral awards, but the court rejected such applications in August 2016. In September 2016, Yellow River JV applied to continue the enforcement procedure. On May 8, 2017, Taiyuan Intermediate People’s Court rendered a ruling rejecting to enforce the arbitral awards and thus the enforcement of the arbitral awards has been suspended. Yellow River JV subsequently submitted applications to the Supreme People’s Court of the People’s Republic of China, the Shanxi High Court and the local Shanxi Procuratorate to supervise the enforcement proceeding and correct the local Shanxi Court’s ruling. Yellow River JV has not received a formal reply or decision from the aforementioned authorities. We intend to make every effort to collect the awards.

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

ITEM 9.    THE OFFER AND LISTING

Offer and Listing Details

On July 24, 2009, our ordinary shares began trading on the OTC Bulletin Board under the symbol “CNWHF”.

Our ordinary shares traded on the NYSE Amex until July 17, 2009, when the trading of such securities was suspended pending our ability to meet the Exchange’s listing requirements following our business combination with China Networks. We were delisted from the NYSE Amex in September 2009 for failure to meet such listing requirements.

The following table provides the high and low closing bid prices for our ordinary shares and warrants for the periods indicated below, as reported by www.quotemedia.com. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Ordinary Shares
	High	Low
Annual Market Prices
2012	0.07	0.02
2013	0.05	0.01
2014	0.32	0.01
2015	0.12	0.01
2016	0.05	0.025
2017	0.06	0.01

Quarterly Market Prices
1st Quarter 2016	0.05	0.04
2nd Quarter 2016	0.04	0.0346
3rd Quarter 2016	0.0346	0.0346
4th Quarter 2016	0.0346	0.025
1st Quarter 2017	0.03655	0.025
2nd Quarter 2017	0.03655	0.03655
3rd Quarter 2017	0.06	0.02845
4th Quarter 2017	0.04	0.01
1st Quarter 2018	0.0199	0.0061

Monthly Market Prices
November 2017	0.01	0.01
December 2017	0.03	0.01
January 2018	0.0194	0.01
February 2018	0.0125	0.0061
March 2018	0.0125	0.0125
April 2018 (through April 17, 2018)	0.0125	0.0125

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

Register

We were incorporated in the BVI on April 17, 2008 under the BVI Business Companies Act, 2004, or the Act.  Our amended and restated memorandum of association authorizes the issuance of a maximum of 550,000,000 shares with a par value of US$0.0001 each divided into the following classes of shares: (a) 500,000,000 ordinary shares of US$0.0001 par value each (the “Ordinary Shares”); and (b) 50,000,000 preferred shares of US$0.0001 par value each, of which 16,000,000 (the “Class A Preferred Shares”) shall be designated as Class A Preferred Shares of US$0.0001 par value each. Our board of directors or shareholders may from time to time by the consent of the majority of our board of directors or the consent of the majority of our shareholders increase the maximum number of shares we are authorized to issue, by amendment to our amended and restated memorandum and articles of association.

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

On August 29, 2008, SAFE promulgated Circular 142 which regulates the conversion by a foreign-funded enterprise of foreign currency into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On April 9, 2015, SAFE released the Notice on the Reform of the Administration Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular 142 on June 1, 2015. Circular 19 allows foreign invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investment. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope.

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

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on payments of dividends on, and (for dispositions after December 31, 2018) gross proceeds from dispositions of, our ordinary shares that are held through ’‘foreign financial institutions’’ (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. U.S. Holders should consult their tax advisers regarding the effect, if any, of the FATCA provisions on their particular circumstances.

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

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have identified certain material weaknesses in connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2017, and have thus concluded that our internal controls over financial reporting were not effective. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. This material weakness and control deficiency identified primarily related to absence of a permanent Chief Financial Officer with appropriate level of technical accounting knowledge, experience, and training in the application of U.S. GAAP. Also, the Company did not have a proper segregation of duties in certain areas of its financial reporting process.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment we determined that, as of December 31, 2017, our internal control over financial reporting was not effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by UHY Vocation HK CPA Limited, our independent registered public accounting firm, for the fiscal years ended December 31, 2017 and 2016.

	Fiscal Year Ended December 31,
	2017	2016
Audit Fees	$15,000	$15,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
	15,000	15,000

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

Audit Committee’s Pre-Approval Policies and Procedures

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

ITEM 18.   FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 begins on page F-1 of this annual report.

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

8.1	List of the Company’s subsidiaries*

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*

12.2	Certification of Acting Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	Certification of Acting Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

101	Interactive data files pursuant to Rule 405 of Regulation S-T*

* Filed herewith.

** Furnished herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 23, 2018	CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

/s/ Li Shuangqing
Li Shuangqing
Chief Executive Officer

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Networks International Holdings, Ltd (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Notes 1 and 4, the Company has limited operations and did not generate any revenue for each of the years in the three-year period ended December 31, 2017. This condition raises substantial doubt about China Networks International Holdings Ltd’s ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ UHY VOCATION HK CPA LIMITED

Certified Public Accountants

We have served as the Company’s auditor since 2008

Hong Kong, the People’s Republic of China,

April 23, 2018

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2017	2016
ASSETS

CURRENT ASSETS
Cash	$71,109	$123,464

TOTAL ASSETS	$71,109	$123,464

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Dividend payable	$1,638,463	$1,403,988
Accrued liabilities	15,910	15,857
Due to related parties	59,750	59,750
Payable to TV station	1,200,326	1,131,178
Total current liabilities	2,914,449	2,610,773

TOTAL LIABILITIES	2,914,449	2,610,773

STOCKHOLDERS’ DEFICIT
China Networks International Holdings, Ltd. equity:
Class A Preferred Shares at $0.0005 par value; (50,000,000 shares authorized, 4,689,503 shares issued and outstanding at December 31, 2017 and 2016; liquidation preference of $4,689,503)	2,345	2,345
Common stock at $0.0001 par value; (500,000,000 shares authorized, 83,158,778 shares issued and outstanding at December 31, 2017 and 2016)	8,318	8,318
Additional paid-in capital	26,124,907	26,124,907
Accumulated deficit	(31,078,310)	(30,791,423)
Accumulated other comprehensive income	1,019,837	1,088,981
Total Stockholders’ deficit of the Company	(3,922,903)	(3,566,872)

Non-controlling interest	1,079,563	1,079,563

Total stockholders’ deficit	(2,843,340)	(2,487,309)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$71,109	$123,464

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF Operations AND COMPREHENSIVE LOSS

	December 31,	December 31,	December 31,
	2017	2016	2015

OPERATING EXPENSES
General and administrative expense	$52,579	$59,322	$107,988
	52,579	59,322	107,988

LOSS FROM OPERATIONS	(52,579)	(59,322)	(107,988)

OTHER INCOME
Interest income	167	275	497
	167	275	497

INCOME TAX	-	-	-

NET LOSS	(52,412)	(59,047)	(107,491)

Less: Net loss attributable to the non-controlling interest	-	-	-

NET LOSS ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.	$(52,412)	$(59,047)	$(107,491)

Dividend on preferred stock	(234,475)	(234,475)	(234,475)

NET LOSS ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD. COMMON STOCKHOLDERS	(286,887)	(293,522)	(341,966)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(69,144)	76,067	71,908

COMPREHENSIVE LOSS ALLOCATED TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.	$(356,031)	$(217,455)	$(270,058)

NET LOSS PER SHARE ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
Per common stock - Basic and Diluted	$(0.004)	$(0.003)	$(0.003)
Weighted average shares outstanding	83,173,778	83,173,778	83,173,778

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

							Accumulated
					Additional		Other	Non-
	Preferred Stock		Common Stock		Paid-in	Accumulated	Comprehensive	controlling
	Shares	Amount	Shares	Amount	capital	Deficit	Income	Interest	Total
Balance at January 1, 2015	4,689,503	$2,345	83,158,778	$8,318	$26,124,907	$(30,155,935)	$941,006	$1,079,563	$(1,999,796)
Foreign currency translation adjustment	-	-	-	-	-	-	71,908	-	71,908
Dividend on preferred stock	-	-	-	-	-	(234,475)	-	-	(234,475)
Net loss	-	-	-	-	-	(107,491)	-	-	(107,491)
Balance at December 31, 2015	4,689,503	2,345	83,158,778	8,318	26,124,907	(30,497,901)	1,012,914	1,079,563	(2,269,854)
Foreign currency translation adjustment	-	-	-	-	-	-	76,067	-	76,067
Dividend on preferred stock	-	-	-	-	-	(234,475)	-	-	(234,475)
Net loss	-	-	-	-	-	(59,047)	-	-	(59,047)
Balance at December 31, 2016	4,689,503	2,345	83,158,778	8,318	26,124,907	(30,791,423)	1,088,981	1,079,563	(2,487,309)
Foreign currency translation adjustment	-	-	-	-	-	-	(69,144)	-	(69,144)
Dividend on preferred stock	-	-	-	-	-	(234,475)	-	-	(234,475)
Net loss	-	-	-	-	-	(52,412)	-	-	(52,412)
Balance at December 31, 2017	4,689,503	$2,345	83,158,778	$8,318	$26,124,907	$(31,078,310)	$1,019,837	$1,079,563	$(2,843,340)

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(52,412)	$(59,047)	$(107,491)

Changes in assets and liabilities
Accrued liabilities	-	-	(14,024)

Net cash used in operating activities	(52,412)	(59,047)	(121,515)

NET DECREASE IN CASH	(52,412)	(59,047)	(121,515)

EXCHANGE RATE EFFECT ON CASH	57	(586)	(343)

CASH - BEGINNING OF PERIOD	$123,464	$183,097	$304,955

CASH - END OF PERIOD	$71,109	$123,464	$183,097

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

On June 24, 2009, Alyst announced that Alyst’s stockholders approved its proposed redomestication to the British Virgin Islands (“BVI”) and its proposed business combination with China Networks Media, Ltd., a British Virgin Islands company (“China Networks”). Alyst redomesticated to the British Virgin Islands through a merger with its wholly-owned subsidiary, CNIH, effective June 24, 2009, with CNIH as the surviving entity. With effect from June 26, 2009, the business combination among Alyst, CNIH, China Networks and its shareholders, was approved by regulators in the BVI and, thereafter, was consummated on June 29, 2009.

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

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION (Cont’d)

The accompanying financial statements include the accounts of CNIH, China Networks, its wholly owned subsidiary Advertising Networks Ltd. (“ANT”) and Guangwang Tonghe Technology Consulting (Beijing) Co., Ltd (“WFOE”). ANT’s accounts include the accounts of its joint-ventures with the PRC TV Station, Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd (“Taiyuan JV”), as a result of ANT’s effective control of this joint venture through the composition of the board of directors. As a result of contractual arrangements with Beijing Guangwang Hetong Advertising and Media Co., Ltd. (“Hetong”) and its shareholders, the Company (through ANT) controls and is considered the primary beneficiary of Hetong, and, accordingly, consolidates the accounts of Hetong in its financial statements.

Hetong is a variable interest entity (VIE) as defined by under FASB ASC 810.

Below is the condensed consolidated financial information of Hetong. All significant intercompany accounts, transactions and cash flows are eliminated on consolidation.

BEIJING GUANGWANG HETONG ADVERTISING AND MEDIA CO., LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2017	December 31, 2016

ASSETS
Total Current Assets	$4,198,367	$3,954,810

Total Assets	$4,198,367	$3,954,810

LIABILITIES AND STOCKHOLDERS’ EQUITY
Total Current Liabilities	$2,429,885	$2,288,792

Total Liabilities	2,429,885	2,288,792

Total Equity	1,768,482	1,666,018
Total Liabilities and Stockholders’ Equity	$4,198,367	$3,954,810

CONDENSED CONSOLIDATED statementS of operations

	For the year ended	For the year ended
	December 31, 2017	December 31, 2016
OPERATING EXPENSES
General and administrative expense	$233	$362
	233	362

LOSS FROM OPERATIONS	(233)	(362)

OTHER INCOME/(EXPENSE)
Interest income	2	4
	(231)	(358)

INCOME TAX	-	-

NET LOSS	$(231)	$(358)

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION (Cont’d)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2017	For the year ended December 31, 2016

Net cash used in operating activities	$(159)	$(313)

Effect of foreign exchange rate changes	3,670	(4,341)

CASH - BEGINNING OF PERIOD	62,046	66,700

CASH - END OF PERIOD	$65,557	$62,046

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

ASC 810 “Consolidation” addresses financial reporting for entities over which control is achieved through a means other than voting rights. In accordance with the requirements of ASC 810, China Networks has evaluated its relationships with the JV Ad Cos. The JV Ad Cos are considered variable interest entities (’‘VIEs’’) as defined by ASC 810. Through contractual arrangements with JV Ad Cos through Hetong, China Networks is considered the primary beneficiary of the JV Ad Cos as China Networks absorbs a majority of the risk and rewards of those entities. As such, China Networks consolidates the financial statements of the JV Ad Cos pursuant to ASC 810 as of the date their formation as described above.

Disposal of Kunming JV and Kunming Ad Co. Due to the Company’s strategic plan on the restructuring and integration of Kunming assets, on September 1, 2010, CNIH entered into two agreements with its joint venture partner, Kunming TV Station, on the sale of the Company’s assets in Kunming JV and Kunming Ad Co., which are located in Yunnan Province in the PRC, with a total consideration of $22.6 million (RMB150 million) and $0.1 million (RMB 0.7 million), respectively. On December 14, 2010, Kunming JV and Kunming Ad Co. were sold back to the Kunming TV Station. The disposition was completed on December 15, 2010. $19.9 million of the proceeds was received for the year ended December 31, 2011; $1.6 million was received subsequent to December 2011. All remaining was received by the end of December 2013. The proceeds of the sale of the Company’s Kunming assets have been used to deliver an early repayment to holders of the Company’s $11 million senior secured convertible debentures.

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

After the conclusion of several hearings, CIETAC repeatedly postponed the date on which to issue an arbitral award. For strategic reasons, ANT submitted an arbitration withdrawal application to CIETAC on February 17, 2013 and received a Withdrawal Decision on March 18, 2013. The Company is working on other channels to recover the above amount and up to the date of report is still in progress. There’s no initial agreement been signed with YR TV Station.

In connection with the termination of the cooperation agreement and the transfer of the advertising business, Shanxi TV has also taken, as its own, the RMB 45,000,000 of registered capital contributed by the Company to the Taiyuan JV. While the Company acknowledges the right of the PRC government to change policies and rules with respect to agreements with state-owned entities, such as Shanxi TV, however the Company believes that the return of the RMB 45,000,000 contributed to the Taiyuan JV by the Company must be returned to the Company. The Company has attempted, in good faith, to negotiate a settlement with respect to the funds, however, to date Shanxi TV has refused to return the funds to the Company or enter into any settlement agreement.

On December 12, 2013, ANT filed two arbitration claims against Shanxi TV with the CIETAC to recover more than RMB90 million (approximately $14,867,000) damages.

On March 15, 2016, CIETAC issued two final arbitral awards in the amount of RMB90 million in total. Among others, the arbitral tribunal found that because Shanxi TV unilaterally terminated the cooperation agreement, it must pay RMB 45 million (approximately $6,929,900) for damages as claimed by Taiyuan JV. In addition, Shanxi TV’s termination of the cooperation agreement essentially resulted in its material breach of the asset transfer agreement with Taiyuan JV and as a result, Shanxi TV is responsible to return RMB45 million (approximately $6,929,900) to Taiyuan JV that it paid to Shanxi TV. CIETAC further approved of a RMB0.8 million (approximately $123,200) attorney fee and a RMB115,084.30 (approximately $17,700) arbitration fee against Shanxi TV. The payment of the above fees should be made by Shanxi TV within 30 days after the issuance of the arbitral awards. Shanxi TV has not made the payment, and enforcement actions were filed with a local Shanxi court in May 2016. Shanxi TV subsequently applied to the court to withdraw the arbitral awards, but the court rejected such applications in August 2016. In September 2016, Taiyuan JV applied to continue the enforcement procedure. On 8 May 2017, Taiyuan Intermediate People’s Court issued a ruling refusing to enforce the arbitral awards and thus the enforcement of the arbitral awards has been terminated. Taiyuan JV subsequently submitted application to the Supreme People’s Court of the People’s Republic of China, the Shanxi High Court and the local Shanxi Procuratorate to supervise the enforcement proceeding and correct the local Shanxi Court’s ruling. As of the date of this report, Taiyuan JV has not received a formal reply or decision from the aforementioned authorities. Such enforcement actions are still pending. Therefore, in the opinion of the management, no adjustment was made for the reversal of impairment during the year ended December 31, 2017.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION (Cont’d)

Going Concern. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company did not generate any revenue during the three-year period ended December 31, 2017 and had net cash used in operating activities for each of those years, which have had a significant adverse impact on its business and continue to negatively impact its projected future liquidity. The Company’s ability to continue as a going concern is dependent on many factors, including, among other things, the outcome of the Shanxi TV litigation as described above, and sourcing new stream of revenue and operations. The Company also plans to settle the accrued dividend by issuance of pay-in-kind shares to preferred shareholders. The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. In addition, the Company may wish to selectively pursue possible acquisitions of businesses complementary to those of the Company in the future in order to expand its presence in the marketplace and achieve operating efficiencies. The Company expects to seek to obtain additional funding through a bank credit facility or private equity. There can be no assurance as to the availability or terms upon which such financing and capital might be available. If the Company is successful in enforcing the arbitral awards and receiving all of the RMB 90 million (approximately $13,859,800) from Shanxi TV, a portion of the funds will be used to redeem all or a portion of the Class A Preferred Shares that remain outstanding at such time.

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

Please read Note 4 – “Receivables and Other Assets from YR TV Station under Arbitration for a discussion of impairment charges the Company recognized in 2011 related to our investment in Taiyuan JV and Taiyuan Ad Co.

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

Taiyuan JV and Taiyuan Ad Co translate their assets and liabilities into US$ at the current exchange rate at the end of the reporting period. Revenues and expenses are translated into US$ using the average exchange rate during the period. Gains and losses that result from the translation are included in other comprehensive income/loss.

Earnings per Common Share – The Company follows ASC 260, Earnings per Share, resulting in the presentation of basic and diluted earnings per share. Diluted earnings per common share assume that outstanding common shares were increased by shares convertible from preferred stock. Since the Company’s common stock equivalents are not dilutive for the year ended December 31, 2017, 2016 and 2015, the basic and diluted earnings per share for those periods are the same.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

note 2 – Basis of Presentation and Summary of Significant Accounting Policies (CONT’D)

Use of estimates – The preparation of the Company’s financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to allowance for uncollectible accounts receivable, taxes, and contingencies. These estimates may be adjusted as more current information becomes available and any adjustment could be significant. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Non-controlling interest in consolidated financial statements – ASC 810 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.

Recently Issued Accounting Pronouncements

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606), which amends certain aspects of the FASB’s and International Accounting Standards Board’s new revenue standard, ASU 2014-09. The standard should be adopted concurrently with the adoption of ASU 2014-09, which is effective for annual and interim periods beginning after December 15, 2017. Early adoption is permitted. The Company evaluates that the adoption of this standard did not have a material effect on the Company’s consolidated financial statements as the Company has no revenue earned.

NOTE 3 – NON-CONTROLLING INTERESTS

The Company accounts for non-controlling interests in accordance with FASB ASC 810, Consolidation, which requires: (i) ownership interests in subsidiaries held by parties other than the parent to be clearly identified, labeled, and presented in the consolidated statements of financial position within equity, but separate from the parent’s equity; (ii) the amount of consolidated net income (loss) attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statements of operations; (iii) changes in a parent’s ownership interests that do not result in deconsolidation to be accounted for as equity transactions; and (iv) that a parent recognize a gain or loss in net income upon deconsolidation of a subsidiary, with any retained non-controlling equity investment in the former subsidiary initially measured at fair value.

The non-controlling interest for the Company as at December 31, 2017 represented YR TV Station’s share in Taiyuan Ad Co. and Taiyuan JV. Subject to the matters as discussed in note 1 above, there is no operation and losses incurred after the termination of the agreement, hence, there is no additional non-controlling interest allocated to the non-controlling shareholder. The non-controlling interest is $1,079,563 as of December 31, 2017 and 2016.

NOTE 4 – RECEIVABLES AND OTHER ASSETS FROM YR TV STATION UNDER ARBITRATION

	December 31, 2017	December 31, 2016

China YR TV Station- Loan	$751,377	$751,377
China YR TV Station- Advertising income	3,089,450	3,089,450
China YR TV Station- Others	184,457	184,457
Impairment	(4,025,284)	(4,025,284)
	$-	$-

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

NOTE 4 – RECEIVABLES AND OTHER ASSETS FROM YR TV STATION UNDER ARBITRATION (CONT’D)

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

On March 15, 2016, CIETAC issued two final arbitral awards in the amount of RMB90 million in total. Among others, the arbitral tribunal found that because Shanxi TV unilaterally terminated the cooperation agreement, it must pay RMB 45 million (approximately $6,929,900) for damages as claimed by Taiyuan JV. In addition, Shanxi TV’s termination of the cooperation agreement essentially resulted in its material breach of the asset transfer agreement with Taiyuan JV and as a result, Shanxi TV is responsible to return RMB45 million (approximately $6,929,900) to Taiyuan JV that it paid to Shanxi TV. CIETAC further approved of a RMB0.8 million (approximately $123,200) attorney fee and a RMB115,084.30 (approximately $17,700) arbitration fee against Shanxi TV. The payment of the above fees should be made by Shanxi TV within 30 days after the issuance of the arbitral awards. Shanxi TV has not made the payment, and enforcement actions were filed with a local Shanxi court in May 2016. Shanxi TV subsequently applied to the court to withdraw the arbitral awards, but the court rejected such applications in August 2016. In September 2016, Taiyuan JV applied to continue the enforcement procedure. On 8 May 2017, Taiyuan Intermediate People’s Court issued a ruling refusing to enforce the arbitral awards and thus the enforcement of the arbitral awards has been terminated. Taiyuan JV subsequently submitted application to the Supreme People’s Court of the People’s Republic of China, the Shanxi High Court and the local Shanxi Procuratorate to supervise the enforcement proceeding and correct the local Shanxi Court’s ruling. As of the date of this report, Taiyuan JV has not received a formal reply or decision from the aforementioned authorities. Such enforcement actions are still pending. Therefore, in the opinion of the management, no adjustment was made for the reversal of impairment during the year ended December 31, 2017.

NOTE 5 – INTANGIBLE ASSETS, NET

	December 31, 2017	December 31, 2016

Intangible assets	$7,120,088	$7,120,088
Less: accumulated amortization	(613,119)	(613,119)
Less: impairment charges	(6,506,969)	(6,506,969)
	$-	$-

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

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – DIVIDEND PAYABLE

	December 31, 2017	December 31, 2016

Dividend Payable	$1,638,463	$1,403,988

The dividends for preferred shares are cumulative. Dividend payable was based on 5% annual rate of issued preferred shares.

NOTE 7 – OTHER PAYABLES TO TV STATIONS

	December 31, 2017	December 31, 2016

Other payable to Kunming TV Station	77,175	77,175
Other payable to China YR TV Station	1,123,151	1,054,003
	$1,200,326	$1,131,178

As of December 31, 2017 and 2016, other payable to Kunming Television Station represents payable of $77,175 to be paid by ANT due to the late payment of capital contribution to Kunming JV.

Other payable to China YR TV Station mainly represents reimbursement of YR TV Station’s cost of purchase of TV programs and broadcasting and administrative expenses.

NOTE 8 – ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31, 2017	December 31, 2016

Accrued expenses	$15,000	$15,000
Accrued salary	910	857
	$15,910	$15,857

NOTE 9 – RELATED PARTY TRANSACTIONS

Due to related parties

Amounts due to related parties consist of advances made to the Company or payments made on behalf of the Company to finance development stage activities and other costs. The amounts due to related parties for such advances were non-interest bearing and had no stated repayment terms. Amounts due to related parties for such advances totaled $59,750 as of December 31, 2017 and 2016.

NOTE 10 – INCOME TAX

The income tax expense in the consolidated statements of operations consisted of:

BVI

China Networks International Holdings, Ltd. And China Networks Media, Ltd. were incorporated in the British Virgin Islands and is not subject to income taxes under the current laws of the British Virgin Islands.

Hong Kong

Advertising Networks Limited incorporate in Hong Kong and is subject to Hong Kong profits tax on its taxable income derived from trade or business carried out in Hong Kong at 16.5% for the years ended December 2017, 2016 and 2015. However, as the Company has not generated any revenue or income, no provision for Hong Kong profits tax has been made.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INCOME TAX (CONT’D)

PRC

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and adjusts the carrying amount of the deferred tax assets by the valuation allowance to the extent the future realization of the deferred tax assets is not judged to be more likely than not. The Company considers many factors when assessing the likelihood of future realization of the Company’s deferred tax assets, including its recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carryforward periods available to the Company for tax reporting purposes, and other relevant factors. At December 31, 2017, 2016 and 2015, based on the weight of available evidence, the Company determined that it was unlikely that the Company’s deferred tax assets would be realized and have provided for a full valuation allowance associated with the net deferred tax assets.

	December 31, 2017	December 31, 2016	December 31, 2015
Deferred Tax Assets and Liabilities:
Net operating loss carry forwards	$38,163	$73,323	$154,423
Valuation allowance	(38,163)	(73,323)	(154,423)
Net deferred tax assets	$-	$-	$-

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

At December 31, 2017, Company’s management considered that the Company had no uncertain tax positions that affected its consolidated financial position and results of operations or cash flow, and will continue to evaluate for the uncertain position in future.

For the years ended as at December 31, 2017 and 2016, Company’s income tax is nil and nil, respectively.

NOTE 11 – SHAREHOLDERS’ EQUITY

The Company had authorized common stocks of 500,000,000 at $0.0001 per stock. As of December 31, 2017 and 2016, the issued and outstanding of common stocks is 83,158,778. There is no additional issuance of common stocks during the years of 2017 and 2016.

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

The Class A Preferred Shares have a liquidation preference of an aggregate of $16,000,000 upon the sale or liquidation of the Company. If the closing price of the Company’s ordinary shares on the principal trading market on which they are quoted is less than $0.50 upon the 24 month anniversary of the transaction contemplated by the Exchange Agreement, then the liquidation preference may increase by 31.25% per Class A Preferred Share and the rights to convert into ordinary shares some or all of the Class A Preferred Shares held by such holder at such holder’s option, at any time, at a ratio of one Ordinary Share for each Class A Preferred Share. There is no action taken by the preferred share stockholder. As of December 31, 2017, the liquidation preference is $4,689,503.

For the years ended December 31, 2017 and 2016, the cumulative dividend arrears were $1,638,463 and $1,403,988 respectively. The Company plans to settle the accrued dividend by issuance of stock to the preferred shareholder. The Company follows ASC505-10 to recognize dividend on preferred share by charged against retained earnings even if the Company has an accumulated deficit.

As of December 31, 2017 and 2016, the issued and outstanding Class A Preferred Shares is 4,689,503. There is no redemption during the year.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – CONCENTRATIONS, RISK AND UNCERTAINTIES

The Company did not have any concentrations of business for both customers and suppliers for the years ended December 31, 2017, 2016 and 2015 due to the minimal operations.

Credit risk on cash and cash equivalents – The Company maintains its cash and cash equivalents in accounts with major financial institutions in the United States of America and the PRC, in the form of demand deposits and money market accounts. At December 31, 2017, the uninsured balances amounted to approximately $0.07 million. The Company has not experienced any losses on its deposits of cash and cash equivalents.

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

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – PARENT ONLY FINANCIAL STATEMENTS

As of December 31, 2017, the total restricted net assets exceeded 25% percentage of the Company’s consolidated net assets. As a result, parent only financial statements are prepared as follows:

Parent Only Balance Sheets

	December 31,	December 31,
	2017	2016
ASSETS

CURRENT ASSETS
Loan receivable from CNM	$2,791,304	$2,791,304
Total current assets	2,791,304	2,791,304

TOTAL ASSETS	$2,791,304	$2,791,304

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Other payable	$1,653,463	$1,418,988
TOTAL LIABILITIES	$1,653,463	$1,418,988

STOCKHOLDERS’ EQUITY
China Networks International Holdings, Ltd. equity:
Class A Preferred Shares at $0.0005 par value; (50,000,000 shares authorized, 4,689,503 shares issued and outstanding at December 31, 2017 and 2016; liquidation preference of $4,689,503)	2,345	2,345
Common stock at $0.0001 par value; (500,000,000 shares authorized, 83,158,778 shares issued and outstanding at December 31, 2017 and 2016)	8,318	8,318
Additional paid-in capital	26,124,907	26,124,907
Accumulated deficit	(25,188,077)	(24,953,602)
Accumulated other comprehensive income	190,348	190,348
Total stockholders’ equity	1,137,841	1,372,316

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,791,304	$2,791,304

No statements of operations and statements of cash flow had been prepared as the Company did not have business operation for the years ended December 31, 2017 and 2016.

The Company made provision for dividend on preferred stock $234,475 for each of years ended December 31, 2017 and 2016.

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

8.1	List of the Company’s subsidiaries*

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*

12.2	Certification of Acting Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	Certification of Acting Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

101	Interactive data files pursuant to Rule 405 of Regulation S-T*

* Filed herewith.

** Furnished herewith.