Form 20-F
period 2018-12-31
China Networks International Holdings Ltd
filed 2019-08-15
CIK 1443979

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Li Shuangqing

801, 29F Block C,

Central International Trade Center,

6A Jian Guo Men Wai Avenue,

Chao Yang District

Beijing, PRC

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
NONE	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares, par value $0.0001 per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2018): 83,158,778 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

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

For the Fiscal Year Ended December 31, 2018

TABLE OF CONTENTS

PART I

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Consolidated Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of income data for the Company’s fiscal years ended December 31, 2018, 2017 and 2016, and the selected consolidated balance sheet data as of December 31, 2018 and 2017, have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected statement of income data for the fiscal year ended December 31, 2015 and 2014 and the balance sheet data as of December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

(In thousands of U.S. Dollars, except number of shares and per share data)

	Fiscal Year Ended December 31,
	2014	2015	2016	2017	2018
Statement of Income Data:
Net Revenue	$-	$-	$-	$-	$-
Operating income (loss)	(285,783)	(107,988)	(59,322)	(52,579)	(52,661)
Net income (loss) before non-controlling interest	(284,673)	(107,491)	(59,047)	(52,412)	(52,619)
Net income (loss)	(284,673)	(107,491)	(59,047)	(52,412)	(52,619)
Weighted average ordinary shares	83,173,778	83,173,778	83,173,778	83,173,778	83,173,778
Weighted average number of diluted ordinary shares	83,173,778	83,173,778	83,173,778	83,173,778	83,173,778
Basic income (loss) per share	$(0.008)	$(0.003)	$(0.003)	(0.004)	(0.003)
Diluted income (loss) per share	$(0.008)	$(0.003)	$(0.003)	(0.004)	(0.003)

Balance Sheet Data:
Total current assets	$304,955	$183,097	$123,464	$71,109	$18,463
Total assets	304,955	183,097	123,464	71,109	18,463
Total current liabilities	2,304,751	2,452,951	2,610,773	2,914,449	3,091,795
Total liabilities	2,304,751	2,452,951	2,610,773	2,914,449	3,091,795
Non-controlling Interest	1,079,563	1,079,563	1,079,563	1,079,563	1,079,563
Shareholders’ equity (deficit)	(3,079,359)	(3,349,417)	(3,566,872)	(3,922,903)	(4,152,895)

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

The Securities and Exchange Commission, or SEC, maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

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

A. Operating Results

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

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax from 2008 to 2018. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

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

Results of Operations

Comparison of Fiscal Years Ended December 31, 2018 and 2017

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	Year ended December 31, 2018		Year ended December 31, 2017
	Amount	Percentage of Revenue	Amount	Percentage of Revenue

General and administrative expenses	(52,661)	-	(52,579)	-

(Loss) from operations	(52,661)	-	(52,579)	-

Interest income	42	-	167	-
(Loss) before income tax and non-controlling interests	(52,619)	-	(52,412)	-

General and Administrative Expenses.   General and administrative expenses include salaries and benefits for our employees, as well as costs and expenses associated with office, utilities, transportation, travel and other costs and expenses related to legal, accounting and other costs associated with regulatory filings. The general and administrative expense for 2018 was $52,661, an increase of $82 or 0.16%, as compared to $52,579 in 2017.  The increase is primarily as a result of change in exchange rate. The Company has no operation in 2018.

Interest Income.  Interest income in 2018 was $42 compared with $167 in 2017. The decrease in interest income is due to the lower average daily balance of the bank deposit in 2018.

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

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”), to make leasing activities more transparent and comparable, requiring most leases to be recognized by lessees on their balance sheets as right-of-use assets, along with corresponding lease liabilities. ASU 2016-02 is effective for annual periods beginning after December 31, 2018 and interim periods within that year, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements as the Company does not have any lease commitments at the reporting date.

B. Liquidity and Capital Resources

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

As of December 31, 2018, we had cash and cash equivalents of $18,463. The decrease in cash primarily as a result of the reduction of business activities resulted from the disposal of investment projects, thus no cash been generated from the business.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report. To date, we have financed our operations primarily through cash flows from operations, augmented by short-term bank borrowings and equity contributions by our shareholders.

(All amounts in thousands of U.S. dollars)

	Year Ended December 31,
	2018	2017	2016
Net cash (used in) operating activities	$(52,619)	$(52,412)	$(59,047)
Net cash provided by (used in) investing activities	-	-	-
Net cash (used in) financing activities	-	-	-
Net Increase (decrease) in Cash and Cash Equivalents	(52,619)	(52,412)	(59,047)
Effects of Exchange Rate Change in Cash	(27)	57	(586)
Cash and Cash Equivalent at Beginning of the Year	71,109	123,464	183,097
Cash and Cash Equivalent at End of the Year	18,463	71,109	123,464

Operating activities

Net cash used in operating activities was $52,619 for the year ended December 31, 2018, as compared to $52,412 used in operating activities during 2017. The amount is insignificant because there were limited operations during the year.

Net cash used in operating activities was $52,412 for the year ended December 31, 2017, as compared to $59,047 used in operating activities during 2016. The amount is insignificant because there were limited operations during the year.

Investing activities

Net cash provided by investing activities for the year ended December 31, 2018 was $0, as compared to $0 net cash provided by investing activities in 2017. Due to the disposal of the investment projects and limited operations, there was no investing activities been carried out during 2018.

Net cash provided by investing activities for the year ended December 31, 2017 was $0, as compared to $0 net cash provided by investing activities in 2016. Due to the disposal of the investment projects and limited operations, there was no investing activities been carried out during 2017.

Financing activities

Net cash used in financing activities for the year ended December 31, 2018 was $0 as compared to $0 net cash used in financing activities in 2017. There was no redemption of preferred stock in 2018.

Net cash used in financing activities for the year ended December 31, 2017 was $0 as compared to $0 net cash used in financing activities in 2016. There was no redemption of preferred stock in 2017 and 2016.

C. Research and Development, Patents and Licenses, Etc.

We do not engage in any significant research and development activities, nor do we own any intellectual property.

D. Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events during the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations in respect of operating leases as of December 31, 2018.

Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	-	-	-	-	-
Total	$-	-	-	-	-

G. Safe Harbor

See the section headed “Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

NAME	AGE	POSITION
Li Shuangqing	65	Chief Executive Officer, Acting Chief Financial Officer and Chairman
Jian Ping Huang	59	Director
May Huang	51	Director
Kerry Propper	45	Director
George Kaufman	44	Director

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

Compensation

In 2018, we paid an aggregate of $0 in salary to our directors and senior management as a group. None of our directors or senior management received any equity awards, including options, restricted stock or other equity incentives in 2018. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

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

Employees

As of December 31, 2018, we had no employee. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. In the past, we entered into a standard employment agreement and a confidentiality agreement with our employees and we believe our relationship with our employees was good. Our employee is not represented by any collective bargaining agreements or labor unions.

E. Share Ownership

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of August 9, 2019, by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. The address of each of the persons set forth below is in care of the Company, 9 Dong San Huan Zhong Lu, Suite 1101, Chaoyang District, Beijing, 100020, People’s Republic of China.

Name and Address of Beneficial Owner	Office, if any	Title of Class	Amount and Nature of Beneficial Ownership(1)	% of Class(2)
Officers and Directors
Li Shuangqing	Chief Executive Officer, Acting Chief Financial Officer and Chairman	Ordinary Shares, $0.0001 par value	-	-
Jian Ping Huang	Director	Ordinary Shares, $0.0001 par value	-	-
May Huang	Director	Ordinary Shares, $0.0001 par value	-	-
Kerry Propper (3)	Director	Ordinary Shares, $0.0001 par value	3,606,942	4.3%
George Kaufman	Director	Ordinary Shares, $0.0001 par value	-	-
All officers and directors as a group (5 persons named above)		Ordinary Shares, $0.0001 par value	3,606,942	4.3%
5% Security Holders

Platinum Partners Value 152 W 57th St 54th Floor New York, NY 10019 (4)		Ordinary Shares, $0.0001 par value	7,618,954	9.2%
South Ferry #2 LP One State Street New York, NY 10004 (5)		Ordinary Shares, $0.0001 par value	11,119,969	13.4%
Atlas Master Fund 135 E 57th Street New York, NY 10022 (6)		Ordinary Shares, $0.0001 par value	4,571,382	5.5%
AQR Capital Management LLC 233 E 69th Street #6J(7) New York, NY 10021		Ordinary Shares, $0.0001 par value	6,099,409	7.3%

* Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	As of August 9, 2019, a total of 83,158,778 of our ordinary shares are outstanding pursuant to SEC Rule 13d-3(d)(1). Ordinary shares that may be acquired by an individual or group within 60 days, pursuant to the exercise of warrants or options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the above table.

(3)	Includes 3,186,007 Ordinary Shares held by Chardan Capital Markets LLC. Mr. Propper is the CEO of Chardan Capital Markets LLC and holds voting and dispositive over such Ordinary Shares.

(4)	Not includes 919,510 Ordinary Shares underlying Preferred Shares held by Platinum Partners Value.

(5)	Not includes 928,705 Ordinary Shares underlying Preferred Shares held by South Ferry #2 LP.

(6)	Not includes 551,706 Ordinary Shares underlying Preferred Shares held by Atlas Master Fund.

(7)	Based on a Schedule 13G/A filed on February 13, 2017, by AQR Capital Management, LLC, AQR Capital Management Holdings, LLC and CNH Partners, LLC, in which the reporting persons disclosed that AQR Capital Management, LLC is a wholly owned subsidiary of AQR Capital Management Holdings, LLC. CNH Partners is deemed to be controlled by AQR Capital Management, LLC.

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

A. Major Shareholders

Please refer to Item 6, “Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

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

There were no such related party transactions throughout the fiscal year 2018, and until the date of this annual report, except for the following:

Amounts due to related parties consist of advances made to the Company or payments made behalf on the Company to finance development stage activities and other costs. The amounts due to related parties for such advances were non-interest bearing and had no stated repayment terms. Amounts due to related parties for such advances totaled $59,750 as of December 31, 2018 and 2017.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

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

B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

On July 24, 2009, our ordinary shares began trading on the OTC Bulletin Board under the symbol “CNWHF”. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

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

C. Material Contracts

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

D. Exchange Controls

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

PRC Exchange Controls

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by SAFE and other relevant PRC government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from SAFE by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office.

On February 13, 2015, SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which cancels the requirement for obtaining approvals of foreign exchange registration of foreign direct investment and overseas direct investment from SAFE. The application for the registration of foreign exchange for the purpose of foreign direct investment and overseas direct investment may be filed with qualified banks, which, under the supervision of SAFE, may review the application and process the registration.

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

E. Taxation

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

Taxation in Hong Kong

On 21 March 2018, the Hong Kong Legislative Council passed the Inland Revenue (Amendment) (No.7) Bill 2017 (the ‘Bill’) which introduces the two-tiered profit tax rate regime. The Bill was signed into law on 28 March 2018 and was gazetted on the following day.

Under the two-tiered profit tax rate regime, the first HK$2 million of profit qualifying corporations will be taxed at 8.25%, and profit above HK$2 million will taxed at 16.5%.

The two-tiered tax rate regime will be applicable to the Hong Kong subsidiary for its annual reporting period beginning on or after 1 April 2018. Our Hong Kong subsidiary has not carried out any business operation in Hong Kong and no profits tax is chargeable to our subsidiary.

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

Unearned Income Medicare Contribution

Certain U.S. holders who are individuals, trusts or estates are required to pay an additional 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock. U.S. holders should consult their own advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

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

Information Reporting and Backup Withholding

Payments of dividends or of proceeds on the disposition of stock made to a holder of our ordinary shares may be subject to information reporting and backup withholding at a current rate of 24% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or establishes an exemption from backup withholding, for example by properly certifying the holder’s non-U.S. status on a Form W-8BEN, Form W-8BEN-E or another appropriate version of IRS Form W-8. Payments of dividends to holders must generally be reported annually to the IRS, along with the name and address of the holder and the amount of tax withheld, if any. A similar report is sent to the holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the holder’s country of residence.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Expert

Not applicable.

H. Documents on Display

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

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have identified certain material weaknesses in connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2018, and have thus concluded that our internal controls over financial reporting were not effective. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. This material weakness and control deficiency identified primarily related to absence of a permanent Chief Financial Officer with appropriate level of technical accounting knowledge, experience, and training in the application of U.S. GAAP. Also, the Company did not have a proper segregation of duties in certain areas of its financial reporting process.

Following the identification of the material weakness and other control deficiencies, we have taken measure to remedy the weakness and deficiencies by hiring external consultants with understanding of U.S. GAAP and experience with SEC reporting requirements to improve our internal control over financial reporting. However, the implementation of this measure may not fully address this material weakness and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. If we fail to establish an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our equity and/or debt may be adversely impacted.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment we determined that, as of December 31, 2018, our internal control over financial reporting was not effective based on those criteria due to the material weaknesses that the management has identified.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have not adopted a code ethics. As a shell company without any employee or operations, we do not believe it is necessary to adopt a code ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by UHY Vocation HK CPA Limited, our independent registered public accounting firm, for the fiscal years ended December 31, 2018 and 2017.

	Fiscal Year Ended December 31,
	2018	2017
Audit Fees	$15,000	$15,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
	15,000	15,000

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

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company [incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
2.1	Specimen Ordinary Share Certificate [incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
2.2	Form of Debenture [incorporated by reference to Exhibit 99.4 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.1	Securities Purchase Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.2	Amendatory Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.3 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.3	Security Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.5 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.4	Guaranty dated April 13, 2010 [incorporated by reference to Exhibit 99.6 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.5	Exchange and Amendatory Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.6 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.6	Form of Lock-up Agreement between Alyst Acquisition Corp., the Company and each of Kerry Propper, MediaInv. and Li Shuangqing [incorporated by reference to Exhibit C to the Company’s Report on Form 6-K, filed July 2, 2009 (SEC File No. 001-34395)]
4.7	Form of Service Agreement between Advertising Networks Ltd. and Li Shuangqing [incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.8	Framework Agreement between Advertising Networks Ltd. and China Yellow River Television Station, dated January 26, 2008 [incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.9	Supplementary Agreement between China Yellow River Television Station and Advertising Networks Ltd., dated May 22, 2008 [incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.10	Exclusive Services Agreement between Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd and Taiyuan Advertising Networks Advertising Co., Ltd, dated July 17, 2008 [incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.11	Exclusive Cooperation Agreement between China Yellow River Television Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., dated July 17, 2008 [incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.12	Asset Transfer Agreement between China Yellow River Television Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., dated July 17, 2008 [incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.13	Equity Joint Venture Contract between China Yellow River Television Station and Advertising Networks Ltd., dated May 23, 2008 [incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.14	Framework Agreement between Advertising Networks Limited and Kunming Television Station, dated February 23, 2008, incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)
4.15	Supplementary Agreement between Kunming Television Station and Advertising Networks Limited, dated May 23, 2008 [incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.16	Exclusive Services Agreement between Kunming Taishi Information Cartoon Co., Ltd. and Kunming Kaishi Advertising Co., Ltd., dated August 6, 2008 [incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.17	Exclusive Cooperation Agreement between Kunming Television Station and Kunming Taishi Information Cartoon Co., Ltd., dated August 6, 2008 [incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.18	Asset Transfer Agreement between Kunming Television Station and Kunming Taishi Information Cartoon Co., Ltd., dated August 11, 2008 [incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.19	Equity Joint Venture Contract between Kunming Television Station and Advertising Networks Ltd., dated May 14, 2008 [incorporated by reference to Exhibit 10.20 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.20	Form of 2008 Omnibus Securities and Incentive Plan [incorporated by reference to Annex H of the Company’s proxy statement/prospectus included in the Registration Statement on Form S-4 (SEC File No. 333-157026)]
8.1	List of the Company’s subsidiaries*
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*
12.2	Certification of Acting Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of Acting Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
101	Interactive data files pursuant to Rule 405 of Regulation S-T*

*	Filed herewith.
**	Furnished herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: August 15, 2019	CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

/s/ Li Shuangqing
Li Shuangqing
Chief Executive Officer

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Networks International Holdings, Ltd (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Notes 1 and 4, the Company has limited operations and did not generate any revenue for each of the years in the three-year period ended December 31, 2018. This condition raises substantial doubt about China Networks International Holdings Ltd’s ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

UHY VOCATION HK CPA LIMITED

We have served as the Company’s auditor since 2008

Hong Kong, the People’s Republic of China,

August 14, 2019

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2018	2017
ASSETS

CURRENT ASSETS
Cash	$18,463	$71,109

TOTAL ASSETS	$18,463	$71,109

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Dividend payable	$1,872,939	$1,638,463
Accrued liabilities	15,866	15,910
Due to related parties	59,750	59,750
Payable to TV station	1,143,240	1,200,326
Total current liabilities	3,091,795	2,914,449

TOTAL LIABILITIES	3,091,795	2,914,449

STOCKHOLDERS’ DEFICIT
China Networks International Holdings, Ltd. equity:
Class A Preferred Shares at $0.0005 par value; (50,000,000 shares authorized, 4,689,503 shares issued and outstanding at December 31, 2018 and 2017; liquidation preference of $4,689,503)	2,345	2,345
Common stock at $0.0001 par value; (500,000,000 shares authorized, 83,158,778 shares issued and outstanding at December 31, 2018 and 2017)	8,318	8,318
Additional paid-in capital	26,124,907	26,124,907
Accumulated deficit	(31,365,405)	(31,078,310)
Accumulated other comprehensive income	1,076,940	1,019,837
Total Stockholders’ deficit of the Company	(4,152,895)	(3,922,903)

Non-controlling interest	1,079,563	1,079,563

Total stockholders’ deficit	(3,073,332)	(2,843,340)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$18,463	$71,109

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF Operations AND COMPREHENSIVE LOSS

	December 31,	December 31,	December 31,
	2018	2017	2016

OPERATING EXPENSES
General and administrative expense	$52,661	$52,579	$59,322
	52,661	52,579	59,322

LOSS FROM OPERATIONS	(52,661)	(52,579)	(59,322)

OTHER INCOME
Interest income	42	167	275
	42	167	275

INCOME TAX	-	-	-

NET LOSS	(52,619)	(52,412)	(59,047)

Less: Net loss attributable to the non-controlling interest	-	-	-

NET LOSS ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.	$(52,619)	$(52,412)	$(59,047)

Dividend on preferred stock	(234,476)	(234,475)	(234,475)

NET LOSS ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD. COMMON STOCKHOLDERS	(287,095)	(286,887)	(293,522)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	57,103	(69,144)	76,067

COMPREHENSIVE LOSS ALLOCATED TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.	$(229,992)	$(356,031)	$(217,455)

NET LOSS PER SHARE ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
Per common stock - Basic and Diluted	$(0.003)	$(0.004)	$(0.003)
Weighted average shares outstanding	83,173,778	83,173,778	83,173,778

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

							Accumulated
							Other
	Preferred Stock		Common Stock		Additional	Accumulated	Comprehensive	Non-controlling
	Shares	Amount	Shares	Amount	Paid-in capital	Deficit	Income	Interest	Total
Balance at January 1, 2016	4,689,503	$2,345	83,158,778	$8,318	$26,124,907	$(30,497,901)	$1,012,914	$1,079,563	$(2,269,854)
Foreign currency translation adjustment	-	-	-	-	-	-	76,067	-	76,067
Dividend on preferred stock	-	-	-	-	-	(234,475)	-	-	(234,475)
Net loss	-	-	-	-	-	(59,047)	-	-	(59,047)
Balance at December 31, 2016	4,689,503	2,345	83,158,778	8,318	26,124,907	(30,791,423)	1,088,981	1,079,563	(2,487,309)
Foreign currency translation adjustment	-	-	-	-	-	-	(69,144)	-	(69,144)
Dividend on preferred stock	-	-	-	-	-	(234,475)	-	-	(234,475)
Net loss	-	-	-	-	-	(52,412)	-	-	(52,412)
Balance at December 31, 2017	4,689,503	$2,345	83,158,778	$8,318	$26,124,907	$(31,078,310)	$1,019,837	$1,079,563	$(2,843,340)
Foreign currency translation adjustment	-	-	-	-	-	-	57,103	-	57,103
Dividend on preferred stock	-	-	-	-	-	(234,476)	-	-	(234,476)
Net loss	-	-	-	-	-	(52,619)	-	-	(52,619)
Balance at December 31, 2018	4,689,503	$2,345	83,158,778	$8,318	$26,124,907	$(31,365,405)	$1,076,940	$1,079,563	$(3,073,332)

See accompanying notes to the consolidated financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(52,619)	$(52,412)	$(59,047)

Changes in assets and liabilities
Accrued liabilities	-	-	-

Net cash used in operating activities	(52,619)	(52,412)	(59,047)

NET DECREASE IN CASH	(52,619)	(52,412)	(59,047)

EXCHANGE RATE EFFECT ON CASH	(27)	57	(586)

CASH - BEGINNING OF PERIOD	$71,109	$123,464	$183,097

CASH - END OF PERIOD	$18,463	$71,109	$123,464

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

Below is the condensed consolidated financial information of Hetong.

BEIJING GUANGWANG HETONG ADVERTISING AND MEDIA CO., LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2018	December 31, 2017

ASSETS
Total Current Assets	$3,996,815	$4,198,367

Total Assets	$3,996,815	$4,198,367

LIABILITIES AND STOCKHOLDERS’ EQUITY
Total Current Liabilities	$2,313,403	$2,429,885

Total Liabilities	2,313,403	2,429,885

Total Equity	1,683,412	1,768,482
Total Liabilities and Stockholders’ Equity	$3,996,815	$4,198,367

CONDENSED CONSOLIDATED statementS of operations

	For the year ended	For the year ended
	December 31, 2018	December 31, 2017
OPERATING EXPENSES
General and administrative expense	$303	$233
	303	233

LOSS FROM OPERATIONS	(303)	(233)

OTHER INCOME/(EXPENSE)
Interest income	1	2
	(302)	(231)

INCOME TAX	-	-

NET LOSS	$(302)	$(231)

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION (Cont’d)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2018	For the year ended December 31, 2017

Net cash used in operating activities	$(118)	$(159)

Effect of foreign exchange rate changes	(3,495)	3,670

CASH - BEGINNING OF PERIOD	65,557	62,046

CASH - END OF PERIOD	$61,944	$65,557

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

On March 15, 2016, CIETAC issued two final arbitral awards in the amount of RMB90 million in total. Among others, the arbitral tribunal found that because Shanxi TV unilaterally terminated the cooperation agreement, it must pay RMB 45 million (approximately $6,929,900) for damages as claimed by Taiyuan JV. In addition, Shanxi TV’s termination of the cooperation agreement essentially resulted in its material breach of the asset transfer agreement with Taiyuan JV and as a result, Shanxi TV is responsible to return RMB45 million (approximately $6,929,900) to Taiyuan JV that it paid to Shanxi TV. CIETAC further approved of a RMB0.8 million (approximately $123,200) attorney fee and a RMB115,084.30 (approximately $17,700) arbitration fee against Shanxi TV. The payment of the above fees should be made by Shanxi TV within 30 days after the issuance of the arbitral awards. Shanxi TV has not made the payment, and enforcement actions were filed with a local Shanxi court in May 2016. Shanxi TV subsequently applied to the court to withdraw the arbitral awards, but the court rejected such applications in August 2016. In September 2016, Taiyuan JV applied to continue the enforcement procedure. On 8 May 2017, Taiyuan Intermediate People’s Court issued a ruling refusing to enforce the arbitral awards and thus the enforcement of the arbitral awards has been terminated. Taiyuan JV subsequently submitted application to the Supreme People’s Court of the People’s Republic of China, the Shanxi High Court and the local Shanxi Procuratorate to supervise the enforcement proceeding and correct the local Shanxi Court’s ruling. As of the date of this report, Taiyuan JV has not received a formal reply or decision from the aforementioned authorities. Such enforcement actions are still pending. Therefore, in the opinion of the management, no adjustment was made for the reversal of impairment during the year ended December 31, 2018.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION (Cont’d)

Establishment of Joint Ventures between ANT and the PRC TV Stations (Cont’d)

Going Concern. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company did not generate any revenue during the three-year period ended December 31, 2018 and had net cash used in operating activities for each of those years, which have had a significant adverse impact on its business and continue to negatively impact its projected future liquidity. The Company’s ability to continue as a going concern is dependent on many factors, including, among other things, the outcome of the Shanxi TV litigation as described above, and sourcing new stream of revenue and operations. The Company also plans to settle the accrued dividend by issuance of pay-in-kind shares to preferred shareholders. The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. In addition, the Company may wish to selectively pursue possible acquisitions of businesses complementary to those of the Company in the future in order to expand its presence in the marketplace and achieve operating efficiencies. The Company expects to seek to obtain additional funding through a bank credit facility or private equity. There can be no assurance as to the availability or terms upon which such financing and capital might be available. If the Company is successful in enforcing the arbitral awards and receiving all of the RMB 90 million (approximately $13,859,800) from Shanxi TV, a portion of the funds will be used to redeem all or a portion of the Class A Preferred Shares that remain outstanding at such time.

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

Valuation of long-lived assets – The Company follows Accounting Standards Codification (“ASC”) 360, “Property, Plant and Equipment”. The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Please read Note 4 – “Receivables and Other Assets from YR TV Station under Arbitration for a discussion of impairment charges the Company recognized in 2011 related to our investment in Taiyuan JV and Taiyuan Ad Co.

Fair Value of Financial Instruments – Accounting standards require the categorization of financial assets and liabilities, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The various levels of the fair value hierarchy are described as follows:

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

Earnings per Common Share – The Company follows ASC 260, Earnings per Share, resulting in the presentation of basic and diluted earnings per share. Diluted earnings per common share assume that outstanding common shares were increased by shares convertible from preferred stock. Since the Company’s common stock equivalents are not dilutive for the year ended December 31, 2018, 2017 and 2016, the basic and diluted earnings per share for those periods are the same.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

note 2 – Basis of Presentation and Summary of Significant Accounting Policies (CONT’D)

Revenue Recognition – Effective January 1, 2018, the Company adopted and implemented ASC 606, Revenue from Contracts with Customers. The adoption of ASC 606 did not impact the timing of revenue recognition in the Company’s financial statements for the current or prior periods as the Company did not have any revenue earned for the years ended December 31, 2018, 2017 and 2016.

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

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”), to make leasing activities more transparent and comparable, requiring most leases to be recognized by lessees on their balance sheets as right-of-use assets, along with corresponding lease liabilities. ASU 2016-02 is effective for annual periods beginning after December 31, 2018 and interim periods within that year, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements as the Company does not have any lease commitments as of December 31, 2018 and 2017.

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

The non-controlling interest for the Company as at December 31, 2018 represented YR TV Station’s share in Taiyuan Ad Co. and Taiyuan JV. Subject to the matters as discussed in note 1 above, there is no operation and losses incurred after the termination of the agreement, hence, there is no additional non-controlling interest allocated to the non-controlling shareholder. The non-controlling interest is $1,079,563 and $1,079,563 as of December 31, 2018 and 2017, respectively.

NOTE 4 – RECEIVABLES AND OTHER ASSETS FROM YR TV STATION UNDER ARBITRATION

	December 31, 2018	December 31, 2017

China YR TV Station- Loan	$751,377	$751,377
China YR TV Station- Advertising income	3,089,450	3,089,450
China YR TV Station- Others	184,457	184,457
Impairment	(4,025,284)	(4,025,284)
	$-	$-

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

On March 15, 2016, CIETAC issued two final arbitral awards in the amount of RMB90 million in total. Among others, the arbitral tribunal found that because Shanxi TV unilaterally terminated the cooperation agreement, it must pay RMB 45 million (approximately $6,929,900) for damages as claimed by Taiyuan JV. In addition, Shanxi TV’s termination of the cooperation agreement essentially resulted in its material breach of the asset transfer agreement with Taiyuan JV and as a result, Shanxi TV is responsible to return RMB45 million (approximately $6,929,900) to Taiyuan JV that it paid to Shanxi TV. CIETAC further approved of a RMB0.8 million (approximately $123,200) attorney fee and a RMB115,084.30 (approximately $17,700) arbitration fee against Shanxi TV. The payment of the above fees should be made by Shanxi TV within 30 days after the issuance of the arbitral awards. Shanxi TV has not made the payment, and enforcement actions were filed with a local Shanxi court in May 2016. Shanxi TV subsequently applied to the court to withdraw the arbitral awards, but the court rejected such applications in August 2016. In September 2016, Taiyuan JV applied to continue the enforcement procedure. On 8 May 2017, Taiyuan Intermediate People’s Court issued a ruling refusing to enforce the arbitral awards and thus the enforcement of the arbitral awards has been terminated. Taiyuan JV subsequently submitted application to the Supreme People’s Court of the People’s Republic of China, the Shanxi High Court and the local Shanxi Procuratorate to supervise the enforcement proceeding and correct the local Shanxi Court’s ruling. As of the date of this report, Taiyuan JV has not received a formal reply or decision from the aforementioned authorities. Such enforcement actions are still pending. Therefore, in the opinion of the management, no adjustment was made for the reversal of impairment during the year ended December 31, 2018.

NOTE 5 – INTANGIBLE ASSETS, NET

	December 31, 2018	December 31, 2017

Intangible assets	$7,120,088	$7,120,088
Less: accumulated amortization	(613,119)	(613,119)
Less: impairment charges	(6,506,969)	(6,506,969)
	$-	$-

Intangible assets represent the contractual right to operate the advertising business. Intangible assets are evaluated periodically to determine if expected cash flow generate from the advertising business is sufficient to cover the unamortized portion of the intangible assets. To the extent that expected cash flow is insufficient, the intangible assets are written down to their net realizable value in year 2012.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – INTANGIBLE ASSETS, NET (CONT’D)

Intangible assets are expected to be amortized on a systematic basis over the lives of the Exclusive Cooperation Agreements of 30 years for Taiyuan JV. The Company assessed the recoverability of intangible assets and due to the uncertainties on the dispute with Shanxi TV Station the Company had wholly impaired the intangible assets of $6,506,969 for the year ended December 31, 2011.

NOTE 6 – DIVIDEND PAYABLE

	December 31, 2018	December 31, 2017

Dividend Payable	$1,872,939	$1,638,463

The dividends for preferred shares are cumulative whether or not declared. Dividend payable was based on 5% annual rate of issued preferred shares.

NOTE 7 – OTHER PAYABLES TO TV STATIONS

	December 31, 2018	December 31, 2017

Other payable to Kunming TV Station	77,175	77,175
Other payable to China YR TV Station	1,066,065	1,123,151
	$1,143,240	$1,200,326

As of December 31, 2018 and 2017, other payable to Kunming Television Station represents payable of $77,175 to be paid by ANT due to the late payment of capital contribution to Kunming JV.

Other payable to China YR TV Station mainly represents reimbursement of YR TV Station’s cost of purchase of TV programs and broadcasting and administrative expenses.

NOTE 8 – ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31, 2018	December 31, 2017

Accrued expenses	$15,000	$15,000
Accrued salary	866	910
	$15,866	$15,910

NOTE 9 – RELATED PARTY TRANSACTIONS

Due to related parties

Amounts due to related parties consist of advances made to the Company or payments made on behalf of the Company to finance development stage activities and other costs. The amounts due to related parties for such advances were non-interest bearing and had no stated repayment terms. Amounts due to related parties for such advances totaled $59,750 and $59,750 as of December 31, 2018 and 2017, respectively.

NOTE 10 – INCOME TAX

The income tax expense in the consolidated statements of operations consisted of:

BVI

China Networks International Holdings, Ltd. And China Networks Media, Ltd. were incorporated in the British Virgin Islands and is not subject to income taxes under the current laws of the British Virgin Islands.

Hong Kong

On 21 March 2018, the Hong Kong Legislative Council passed the Inland Revenue (Amendment) (No.7) Bill 2017 (the ‘Bill’) which introduces the two-tiered profit tax rate regime. The Bill was signed into law on 28 March 2018 and was gazetted on the following day.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INCOME TAX (CONT’D)

Under the two-tiered profit tax rate regime, the first HK$2 million of profit qualifying corporations will be taxed at 8.25%, and profit above HK$2 million will taxed at 16.5%.

The two-tiered tax rate regime will be applicable to the Company for its annual reporting period beginning on or after 1 April 2018.

Advertising Networks Limited incorporate in Hong Kong and is subject to Hong Kong profits tax on its taxable income derived from trade or business carried out in Hong Kong. However, as the Company has not generated any revenue or income, no provision for Hong Kong profits tax has been made for the years ended December 31, 2018, 2017 and 2016.

PRC

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and adjusts the carrying amount of the deferred tax assets by the valuation allowance to the extent the future realization of the deferred tax assets is not judged to be more likely than not. The Company considers many factors when assessing the likelihood of future realization of the Company’s deferred tax assets, including its recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carryforward periods available to the Company for tax reporting purposes, and other relevant factors. At December 31, 2018, 2017 and 2016, based on the weight of available evidence, the Company determined that it was unlikely that the Company’s deferred tax assets would be realized and have provided for a full valuation allowance associated with the net deferred tax assets.

	December 31, 2018	December 31, 2017	December 31, 2016
Deferred Tax Assets and Liabilities:
Net operating loss carry forwards	$31,318	$38,163	$73,323
Valuation allowance	(31,318)	(38,163)	(73,323)
Net deferred tax assets	$-	$-	$-

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

At December 31, 2018, Company’s management considered that the Company had no uncertain tax positions that affected its consolidated financial position and results of operations or cash flow, and will continue to evaluate for the uncertain position in future.

For the years ended as at December 31, 2018 and 2017, Company’s income tax is nil and nil, respectively.

NOTE 11 – SHAREHOLDERS’ EQUITY

The Company had authorized common stocks of 500,000,000 at $0.0001 per stock. As of December 31, 2018 and 2017, the issued and outstanding of common stocks is 83,158,778. There is no additional issuance of common stocks during the years of 2018 and 2017.

For Class A Preferred Shares, each Class A Preferred Share is convertible to one Ordinary Share and the Preferred Shares are redeemable at the Company’s option in whole or in part for an aggregate sum of $16,000,000. Each Class A Preferred Share is entitled to receive a cumulative dividend, whether or not declared, which will be accrued at a rate of 5% per annum, and will be payable semi-annually on June 30 and December 31, and in arrears in cash or at the Company’s option, in Ordinary Shares of the Company at a 5% discount to the trailing 10-day volume-weighted average trading price of the Company’s Ordinary Shares on the principal trading market. The Company has not elected to pay such dividend with Ordinary Shares. For the years ended December 31, 2018 and 2017, the cumulative dividend arrears were $1,872,940 and $1,638,463 respectively. The Company follows ASC505-10 to recognize dividend on preferred share by charged against retained earnings even if the Company has an accumulated deficit.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SHAREHOLDERS’ EQUITY (CONT’D)

The Class A Preferred Shares have a liquidation preference of an aggregate of $16,000,000 upon the sale or liquidation of the Company. If the closing price of the Company’s ordinary shares on the principal trading market on which they are quoted is less than $0.50 upon the 24 month anniversary of the transaction contemplated by the Exchange Agreement, then the liquidation preference may increase by 31.25% per Class A Preferred Share and the rights to convert into ordinary shares some or all of the Class A Preferred Shares held by such holder at such holder’s option, at any time, at a ratio of one Ordinary Share for each Class A Preferred Share. There is no action taken by the preferred share stockholder. As of December 31, 2018, the liquidation preference is $4,689,503.

As of December 31, 2018 and 2017, the issued and outstanding Class A Preferred Shares is 4,689,503. There is no redemption during the year.

NOTE 12 – CONCENTRATIONS, RISK AND UNCERTAINTIES

The Company did not have any concentrations of business for both customers and suppliers for the years ended December 31, 2018, 2017 and 2016 due to the minimal operations.

Credit risk on cash and cash equivalents – The Company maintains its cash and cash equivalents in accounts with major financial institutions in the United States of America and the PRC, in the form of demand deposits and money market accounts. At December 31, 2018, the uninsured balances amounted to approximately $282. The Company has not experienced any losses on its deposits of cash and cash equivalents.

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

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – PARENT ONLY FINANCIAL STATEMENTS

As of December 31, 2018, the total restricted net assets exceeded 25% percentage of the Company’s consolidated net assets. As a result, parent only financial statements are prepared as follows:

Parent Only Balance Sheets

	December 31,	December 31,
	2018	2017
ASSETS

CURRENT ASSETS
Loan receivable from CNM	$2,791,304	$2,791,304
Total current assets	2,791,304	2,791,304

TOTAL ASSETS	$2,791,304	$2,791,304

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Other payable	$1,887,939	$1,653,463
TOTAL LIABILITIES	$1,887,939	$1,653,463

STOCKHOLDERS’ EQUITY
China Networks International Holdings, Ltd. equity:
Class A Preferred Shares at $0.0005 par value; (50,000,000 shares authorized, 4,689,503 shares issued and outstanding at December 31, 2018 and 2017; liquidation preference of $4,689,503)	2,345	2,345
Common stock at $0.0001 par value; (500,000,000 shares authorized, 83,158,778 shares issued and outstanding at December 31, 2018 and 2017)	8,318	8,318
Additional paid-in capital	26,124,907	26,124,907
Accumulated deficit	(25,422,553)	(25,188,077)
Accumulated other comprehensive income	190,348	190,348
Total stockholders’ equity	903,365	1,137,841

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,791,304	$2,791,304

No statements of operations and statements of cash flow had been prepared as the Company did not have business operation for the years ended December 31, 2018 and 2017.

The Company made provision for dividend on preferred stock $234,476 for each of years ended December 31, 2018 and 2017.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company [incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
2.1	Specimen Ordinary Share Certificate [incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
2.2	Form of Debenture [incorporated by reference to Exhibit 99.4 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.1	Securities Purchase Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.2	Amendatory Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.3 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.3	Security Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.5 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.4	Guaranty dated April 13, 2010 [incorporated by reference to Exhibit 99.6 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.5	Exchange and Amendatory Agreement, dated April 13, 2010 [incorporated by reference to Exhibit 99.6 to the Company’s Report on Form 6-K, filed April 23, 2010 (SEC File No. 001-34395)]
4.6	Form of Lock-up Agreement between Alyst Acquisition Corp., the Company and each of Kerry Propper, MediaInv. and Li Shuangqing [incorporated by reference to Exhibit C to the Company’s Report on Form 6-K, filed July 2, 2009 (SEC File No. 001-34395)]
4.7	Form of Service Agreement between Advertising Networks Ltd. and Li Shuangqing [incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.8	Framework Agreement between Advertising Networks Ltd. and China Yellow River Television Station, dated January 26, 2008 [incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.9	Supplementary Agreement between China Yellow River Television Station and Advertising Networks Ltd., dated May 22, 2008 [incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.10	Exclusive Services Agreement between Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd and Taiyuan Advertising Networks Advertising Co., Ltd, dated July 17, 2008 [incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.11	Exclusive Cooperation Agreement between China Yellow River Television Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., dated July 17, 2008 [incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.12	Asset Transfer Agreement between China Yellow River Television Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd., dated July 17, 2008 [incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.13	Equity Joint Venture Contract between China Yellow River Television Station and Advertising Networks Ltd., dated May 23, 2008 [incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.14	Framework Agreement between Advertising Networks Limited and Kunming Television Station, dated February 23, 2008, incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)
4.15	Supplementary Agreement between Kunming Television Station and Advertising Networks Limited, dated May 23, 2008 [incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.16	Exclusive Services Agreement between Kunming Taishi Information Cartoon Co., Ltd. and Kunming Kaishi Advertising Co., Ltd., dated August 6, 2008 [incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.17	Exclusive Cooperation Agreement between Kunming Television Station and Kunming Taishi Information Cartoon Co., Ltd., dated August 6, 2008 [incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.18	Asset Transfer Agreement between Kunming Television Station and Kunming Taishi Information Cartoon Co., Ltd., dated August 11, 2008 [incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.19	Equity Joint Venture Contract between Kunming Television Station and Advertising Networks Ltd., dated May 14, 2008 [incorporated by reference to Exhibit 10.20 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-157026)]
4.20	Form of 2008 Omnibus Securities and Incentive Plan [incorporated by reference to Annex H of the Company’s proxy statement/prospectus included in the Registration Statement on Form S-4 (SEC File No. 333-157026)]
8.1	List of the Company’s subsidiaries*
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*
12.2	Certification of Acting Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)*
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of Acting Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
101	Interactive data files pursuant to Rule 405 of Regulation S-T*

*	Filed herewith.
**	Furnished herewith.